As filed with the Securities and Exchange Commission on August 7, 2012

Registration No. 333-182570

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRUSTMARK CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Mississippi	6021	64-0471500
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

248 East Capitol Street

Jackson, Mississippi 39201

(601) 208-5111

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

T. Harris Collier III

Secretary

248 East Capitol Street

Jackson, Mississippi 39201

(601) 208-5111

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

David E. Shapiro, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019	F. Michael Johnson Henry F. O’Connor III BancTrust Financial Group, Inc. 107 Saint Francis Street Mobile, Alabama 36602	Frank M. Conner III, Esq. Michael P. Reed, Esq. DLA Piper LLP (US) 500 Eighth Street, N.W. Washington, D.C. 20004	Brooks P. Milling, Esq. Hand Arendall LLC RSA Tower 11 North Water Street, Suite 30200 Mobile, Alabama 36602

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective and upon the effective time of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED AUGUST 7, 2012

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

On May 28, 2012, BancTrust Financial Group, Inc. and Trustmark Corporation agreed to a strategic business combination in which BancTrust will merge with and into Trustmark. If the merger is completed, BancTrust shareholders will have the right to receive 0.125 of a share of Trustmark common stock for each share of BancTrust common stock held immediately prior to the merger. We are sending you this proxy statement/prospectus to notify you of and invite you to the special meeting of BancTrust shareholders being held to consider the Agreement and Plan of Reorganization, dated as of May 28, 2012, which is referred to as the merger agreement, that BancTrust has entered into with Trustmark, and related matters, and to ask you to vote at the special meeting in favor of the approval of the merger agreement.

The special meeting of BancTrust shareholders will be held on September 26, 2012 at BancTrust’s corporate offices located at 107 Saint Francis Street, Mobile, Alabama 36602 at 10:00 a.m., local time.

At the special meeting, you will be asked to approve the merger agreement. In the merger, BancTrust will merge with and into Trustmark, with Trustmark continuing as the surviving corporation of the merger. In addition, under the merger agreement, BankTrust, an Alabama banking corporation and wholly owned subsidiary of BancTrust, will be merged with and into Trustmark National Bank, a wholly owned subsidiary of Trustmark. You will also be asked to approve, on an advisory (nonbinding) basis, the compensation that may be paid or become payable to BancTrust’s named executive officers that is based on or otherwise relates to the merger, and to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement.

The market value of the merger consideration will fluctuate with the market price of Trustmark common stock. The following table shows the closing sale prices of Trustmark common stock as reported on the NASDAQ Global Select Market, which is referred to as NASDAQ, and BancTrust common stock as reported on NASDAQ, on March 21, 2012, the last trading day before BancTrust’s announcement of its intention to pursue a strategic transaction, on May 25, 2012, the last trading day before public announcement of the merger, and on August 10, 2012, the last practicable trading day before the distribution of this proxy statement/prospectus. This table also shows the implied value of the merger consideration proposed for each share of BancTrust common stock, which we calculated by multiplying the closing price of Trustmark common stock on those dates by the exchange ratio of 0.125. We urge you to obtain current market quotations for Trustmark and BancTrust.

	TRUSTMARK Common Stock (NASDAQ: TRMK)		BANCTRUST Common Stock (NASDAQ: BTFG)		Implied Value of One Share of BancTrust Common Stock
At March 21, 2012		$25.05		$1.49		$3.13
At May 25, 2012		$24.66		$1.90		$3.08
At August 10, 2012	$	[—]	$	[—]	$	[—]

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and holders of BancTrust common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of BancTrust common stock for shares of Trustmark common stock in the merger, except with respect to any cash received in lieu of fractional shares of Trustmark common stock.

Your vote is important. We cannot complete the merger unless BancTrust’s shareholders approve the merger agreement. In order for the merger to be approved, the holders of at least two-thirds of the shares of BancTrust common stock outstanding and entitled to vote must vote in favor of approval of the merger agreement. Regardless of whether you plan to attend the special meeting, please take the time to vote your shares in accordance with the instructions contained in this proxy statement/prospectus. Failing to vote will have the same effect as voting against the merger.

BancTrust’s board of directors unanimously recommends that BancTrust shareholders vote “FOR” approval of the merger agreement, “FOR” approval, on an advisory (nonbinding) basis, of the compensation that may be paid or become payable to BancTrust’s named executive officers that is based on or otherwise relates to the merger and “FOR” approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement.

This proxy statement/prospectus describes the BancTrust shareholders’ meeting, the merger, the documents related to the merger and other related matters. Please carefully read this entire document, including “Risk Factors” beginning on page 21, for a discussion of the risks relating to the proposed merger. You also can obtain information about BancTrust and Trustmark from documents that each company has filed with the Securities and Exchange Commission.

If you have any questions concerning the merger, please contact BancTrust’s proxy solicitor, Morrow & Co., LLC, 470 West Avenue, Stamford, Connecticut 06902 at (877) 780-4190 (Shareholders) or (203) 658-9400 (Banks and Brokers). I look forward to seeing you on September 26, 2012 in Mobile, Alabama.

W. Bibb Lamar, Jr. President and Chief Executive Officer BancTrust Financial Group, Inc.

Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if this proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either Trustmark or BancTrust, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The date of this proxy statement/prospectus is August 13, 2012, and it is first being mailed or otherwise delivered to BancTrust shareholders on or about August 13, 2012.

BANCTRUST FINANCIAL GROUP, INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of BancTrust Financial Group, Inc.:

BancTrust Financial Group, Inc. (“BancTrust”) will hold a special meeting of shareholders at 10:00 a.m., local time, on September 26, 2012, at BancTrust’s corporate offices located at 107 Saint Francis Street, Mobile, Alabama 36602, to consider and vote upon the following matters:

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a proposal to approve the Agreement and Plan of Reorganization, dated as of May 28, 2012, by and between Trustmark Corporation and BancTrust, pursuant to which BancTrust will merge with and into Trustmark Corporation, as more fully described in the attached proxy statement/prospectus;

•

a proposal to approve, on an advisory (nonbinding) basis, the compensation that may be paid or become payable to BancTrust’s named executive officers that is based on or otherwise relates to the merger; and

•	a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the merger agreement.

We have fixed the close of business on August 10, 2012, as the record date for the special meeting. Only BancTrust shareholders of record at that time are entitled to notice of, and to vote at, the special meeting, or any adjournment or postponement of the special meeting. In order for the merger to be approved, the holders of at least two-thirds of the shares of BancTrust common stock outstanding and entitled to vote must vote in favor of approval of the merger agreement.

Your vote is very important. We cannot complete the merger unless BancTrust’s shareholders approve the merger agreement. Failure to vote will have the same effect as voting against the merger.

Regardless of whether you plan to attend the special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope, or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card or voting instruction card. If you hold your stock in “street name” through a bank or broker, please follow the instructions on the voting instruction card furnished to you by your bank or broker. Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the approval of the merger agreement, “FOR” the approval, on an advisory (nonbinding) basis, of the compensation that may be paid or become payable to BancTrust’s named executive officers that is based on or otherwise relates to the merger and “FOR” the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies. If you hold stock in your name as a shareholder of record or hold a valid proxy from the holder of record and attend the special meeting, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy card. Your prompt attention is greatly appreciated.

The enclosed proxy statement/prospectus provides a detailed description of the merger, the merger agreement and related matters. We urge you to read the proxy statement/prospectus, including any documents incorporated in the proxy statement/prospectus by reference, and its appendices carefully and in their entirety. If you have any questions concerning the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need help voting your shares of BancTrust common stock, please contact BancTrust’s proxy solicitor, Morrow & Co., LLC, 470 West Avenue, Stamford, Connecticut 06902 at (877) 780-4190 (Shareholders) or (203) 658-9400 (Banks and Brokers).

BancTrust’s board of directors has unanimously approved and adopted the merger and the merger agreement and unanimously recommends that BancTrust shareholders vote “FOR” approval of the merger agreement, “FOR” approval, on an advisory (nonbinding) basis, of the compensation that may be paid or become payable to BancTrust’s named executive officers that is based on or otherwise relates to the merger, and “FOR” approval of the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of approval of the merger agreement.

BY ORDER OF THE BOARD OF DIRECTORS,

F. Michael Johnson

Executive Vice President, Secretary and

Chief Financial Officer

Mobile, Alabama

August 13, 2012

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Trustmark from documents filed with or furnished to the Securities and Exchange Commission, which is referred to as the SEC, that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by Trustmark, as well as any documents filed with or furnished to the SEC by BancTrust, at no cost from the SEC’s website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference by Trustmark in this proxy statement/prospectus, at no cost by contacting either Trustmark or BancTrust, as the case may be, in writing or by telephone, at the following addresses:

Trustmark Corporation 248 East Capitol Street Jackson, Mississippi 39201 Attention: Louis E. Greer Telephone: (601) 208-5111	BancTrust Financial Group, Inc. 107 Saint Francis Street Mobile, Alabama 36602 Attention: F. Michael Johnson Telephone: (251) 431-7800

You will not be charged for any of these documents that you request. BancTrust shareholders requesting documents must do so by September 18, 2012 in order to receive them before the special meeting.

In addition, if you have questions about the merger or the BancTrust special meeting, need additional copies of this proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Morrow & Co., LLC, BancTrust’s proxy solicitor, at the following address and telephone numbers:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

Banks and Brokers please call: (203) 658-9400

Shareholders please call: (877) 780-4190

See “Where You Can Find More Information” beginning on page 160 for more details.

ABOUT THIS DOCUMENT

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Trustmark, constitutes a prospectus of Trustmark under Section 5 of the Securities Act of 1933, as amended, which is referred to as the Securities Act, with respect to the shares of Trustmark common stock to be issued to the BancTrust shareholders pursuant to the merger. This proxy statement/prospectus also constitutes a proxy statement for BancTrust under Section 14(a) of the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act. It also constitutes a notice of meeting with respect to the special meeting of BancTrust shareholders.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated August 13, 2012. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither our mailing of this proxy statement/prospectus to BancTrust shareholders nor the issuance by Trustmark of shares of Trustmark common stock to BancTrust shareholders in connection with the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation. Information contained in this proxy statement/prospectus regarding Trustmark has been provided by Trustmark and information contained in this proxy statement/prospectus regarding BancTrust has been provided by BancTrust.

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QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE BANCTRUST SPECIAL MEETING

The following are some questions that you may have regarding the merger of BancTrust into Trustmark and the BancTrust special meeting of shareholders, which is referred to as the BancTrust special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the BancTrust special meeting. Additional important information is also contained in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 160. Unless the context requires otherwise, references in this proxy statement/prospectus to “Trustmark” refer to Trustmark Corporation, a Mississippi corporation, and/or its consolidated subsidiaries, references in this proxy statement/prospectus to “BancTrust” refer to BancTrust Financial Group, Inc., an Alabama corporation, and/or its consolidated subsidiaries, and references in this proxy statement/prospectus to “we,” “our” and “us” refer to Trustmark and BancTrust collectively.

Q:	What am I being asked to vote on at the BancTrust special meeting?

A:	Trustmark and BancTrust have entered into an Agreement and Plan of Reorganization, dated as of May 28, 2012, which is referred to as the merger agreement, pursuant to which Trustmark has agreed to acquire BancTrust. Under the terms of the merger agreement, BancTrust will merge with and into Trustmark, with Trustmark continuing as the surviving corporation of the merger, which is referred to as the merger. Also under the terms of the merger agreement, BankTrust, an Alabama banking corporation and wholly owned subsidiary of BancTrust, will be merged with and into Trustmark National Bank, a wholly owned subsidiary of Trustmark, which is referred to as the bank subsidiary merger. BancTrust shareholders are being asked to approve the merger agreement and the transactions it contemplates, including the merger.

BancTrust shareholders are additionally being asked to approve, on an advisory (nonbinding) basis, the compensation that may be paid or become payable to BancTrust’s named executive officers that is based on or otherwise relates to the merger, which is referred to as the merger-related named executive officer compensation proposal.

BancTrust shareholders are also being asked to approve the adjournment of the BancTrust special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement, which is referred to as the adjournment proposal.

Q:	How does BancTrust’s board of directors recommend I vote at the BancTrust special meeting?

A:	BancTrust’s board of directors unanimously recommends that you vote “FOR” the proposal to approve the merger agreement, “FOR” the merger-related named executive officer compensation proposal and “FOR” the adjournment proposal.

Q:	When and where is the BancTrust special meeting?

A:	The BancTrust special meeting will be held at BancTrust’s corporate offices located at 107 Saint Francis Street, Mobile, Alabama 36602 on September 26, 2012, at 10:00 a.m., local time.

Q:	What do I need to do now?

A:

After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the BancTrust special meeting. If you hold stock in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible, or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card or voting instruction card. If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

“Street name” shareholders who wish to vote at the BancTrust special meeting will need to obtain a proxy form from the institution that holds their shares.

Q:	What constitutes a quorum for the BancTrust special meeting?

A:	The presence at the BancTrust special meeting, in person or by proxy, of the holders of a majority of the stock issued and outstanding and entitled to vote thereat will constitute a quorum for the transaction of business. If a quorum is not present, the BancTrust special meeting will be postponed until the holders of the number of shares of BancTrust common stock required to constitute a quorum attend. If you submit a properly executed proxy card, even if you abstain from voting, your shares of BancTrust common stock will be counted for purposes of determining whether a quorum is present at the BancTrust special meeting. If additional votes must be solicited to approve the merger agreement, it is expected that the BancTrust special meeting will be adjourned to solicit additional proxies.

Q:	What is the vote required to approve each proposal at the BancTrust special meeting?

A:	Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the shares of BancTrust common stock outstanding and entitled to vote as of the close of business on August 10, 2012, the record date for the BancTrust special meeting.

Approval of the merger-related named executive officer compensation proposal requires the affirmative vote of more shares in favor of the proposal than against the proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of BancTrust common stock present, in person or by proxy, at the BancTrust special meeting, even if less than a quorum.

Q:	Why is my vote important?

A:	If you do not vote, it will be more difficult for BancTrust to obtain the necessary quorum to hold the BancTrust special meeting. In addition, your failure to vote or failure to instruct your bank or broker how to vote will have the same effect as a vote against approval of the merger agreement. The merger agreement must be approved by the holders of at least two-thirds of the shares of BancTrust common stock outstanding and entitled to vote at the BancTrust special meeting. BancTrust’s board of directors unanimously recommends that you vote to approve the merger agreement.

Q:	If my shares of common stock are held in street name by my bank or broker, will my bank or broker automatically vote my shares for me?

A:	No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker as to how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:	What if I fail to vote, abstain from voting or fail to instruct my bank or broker?

A:	If you fail to vote or mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the proposal to approve the merger agreement, it will have the same effect as a vote “AGAINST” the proposal to approve the merger agreement.

If you fail to vote or mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the merger-related named executive officer compensation proposal, it will have no effect on the merger-related named executive officer compensation proposal.

If you mark “ABSTAIN” on your proxy with respect to the adjournment proposal, it will have the same effect as a vote “AGAINST” the adjournment proposal. The failure to vote or failure to instruct your bank or broker with respect to the adjournment proposal, however, will have no effect on the adjournment proposal.

Q:	Can I attend the BancTrust special meeting and vote my shares in person?

A:	Yes. All BancTrust shareholders, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the BancTrust special meeting. Holders of record of BancTrust common stock can vote in person at the BancTrust special meeting. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the BancTrust special meeting. If you plan to attend the BancTrust special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. We reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the BancTrust special meeting is prohibited without BancTrust’s express written consent.

Q:	Can I change my vote?

A:	Yes. You may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to BancTrust’s secretary, (3) voting again by telephone or the Internet or (4) attending the BancTrust special meeting in person, notifying the secretary and voting by ballot at the BancTrust special meeting. Attendance at the BancTrust special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by BancTrust after the vote will not affect the vote. The BancTrust secretary’s mailing address is F. Michael Johnson, BancTrust Financial Group, Inc., 107 Saint Francis Street, P.O. Box 3067, Mobile, Alabama 36602. If you hold your stock in “street name” through a bank or broker, you should contact your bank or broker to revoke your proxy.

Q:	Will BancTrust be required to submit the proposal to approve the merger agreement to its shareholders even if the BancTrust board of directors has withdrawn, modified or qualified its recommendation?

A:	Yes. Under the terms of the merger agreement, unless the merger agreement is terminated before the BancTrust special meeting, BancTrust is required to submit the proposal to approve the merger agreement to its shareholders even if the BancTrust board of directors has withdrawn, modified or qualified its recommendation.

Q:	What are the U.S. federal income tax consequences of the merger to BancTrust shareholders?

A:	The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and holders of BancTrust common stock are not expected to recognize any gain or loss for United States federal income tax purposes on the exchange of shares of BancTrust common stock for shares of Trustmark common stock in the merger, except with respect to any cash received instead of fractional shares of Trustmark common stock.

For further information, see “Material U.S. Federal Income Tax Consequences of the Merger.”

The U.S. federal income tax consequences described above may not apply to all holders of BancTrust common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:	Do I have dissenters’ rights in connection with the merger?

A:

Yes. You may dissent from approval of the merger agreement and obtain payment of the fair value of your shares as determined by a court. To exercise appraisal rights, you must NOT vote in favor of approval of the merger agreement, and you must strictly comply with all of the applicable requirements of Alabama law, as described in Annex C. It is not sufficient to abstain from voting. If you return a signed proxy without voting instructions or with instructions to vote “FOR” the merger agreement, your shares will be automatically voted in favor of the merger agreement and you will lose dissenters’ rights. See the section entitled “The Merger—Dissenters’ Appraisal Rights” beginning on page 70.

Q:	If I am a BancTrust shareholder, should I send in my BancTrust stock certificates now?

A:	No. Please do not send in your BancTrust stock certificates with your proxy. After the merger, an exchange agent designated by Trustmark will send you instructions for exchanging BancTrust stock certificates for the merger consideration. See “The Merger Agreement—Conversion of Shares; Exchange of Certificates” beginning on page 75.

Q:	What should I do if I hold my shares of BancTrust common stock in book-entry form?

A:	You are not required to take any specific actions if your shares of BancTrust common stock are held in book-entry form. After the effective time of the merger, shares of BancTrust common stock held in book-entry form will automatically be exchanged for shares of Trustmark common stock in book-entry form and cash to be paid instead of fractional shares of Trustmark common stock.

Q:	Who may I contact if I cannot locate my BancTrust stock certificate(s)?

A:	If you are unable to locate your original BancTrust stock certificate(s), you should contact Registrar & Transfer Company at (800) 525-7686.

Q:	When do you expect to complete the merger?

A:	We expect to consummate the merger in the fourth quarter of 2012. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of BancTrust’s shareholders at the BancTrust special meeting and the necessary regulatory approvals.

Q:	Whom should I call with questions?

A:	If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of BancTrust common stock, please contact: Morrow & Co., LLC, BancTrust’s proxy solicitor, (877) 780-4190 (Shareholders) or (203) 658-9400 (Banks and Brokers).

SUMMARY

This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to carefully read the entire proxy statement/prospectus, including the appendices, and the other documents to which we refer in order to fully understand the merger. See “Where You Can Find More Information” on page 160. Each item in this summary refers to the page of this proxy statement/prospectus on which that subject is discussed in more detail.

In the Merger, BancTrust Shareholders Will Have a Right to Receive 0.125 of a Share of Trustmark Common Stock Per Share of BancTrust Common Stock (page 74)

We are proposing the merger of BancTrust with and into Trustmark, with Trustmark continuing as the surviving corporation of the merger. If the merger is completed, you will have the right to receive 0.125 of a share of Trustmark common stock for each share of BancTrust common stock you hold immediately prior to the merger. Trustmark will not issue any fractional shares of Trustmark common stock in the merger. BancTrust shareholders who would otherwise be entitled to a fractional share of Trustmark common stock will instead receive an amount in cash based on the last reported sale price of Trustmark common stock on the trading day immediately prior to the date on which the merger is completed.

Example: If you hold 150 shares of BancTrust common stock, you will have a right to receive 18 shares of Trustmark common stock and a cash payment instead of the 0.75 shares of Trustmark common stock that you otherwise would have received (i.e., 150 shares x 0.125 = 18.75 shares).

The merger agreement governs the merger. The merger agreement is included in this proxy statement/prospectus as Annex A. Please read the merger agreement carefully. All descriptions in this summary and elsewhere in this proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement.

BancTrust’s Board of Directors Unanimously Recommends that BancTrust Shareholders Vote “FOR” Approval of the Merger Agreement (page 55)

BancTrust’s board of directors has determined that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of BancTrust and its shareholders and has unanimously approved and adopted the merger agreement and the transactions contemplated thereby (including the merger). BancTrust’s board of directors unanimously recommends that BancTrust shareholders vote “FOR” approval of the merger agreement. For the factors considered by BancTrust’s board of directors in reaching its decision to approve and adopt the merger agreement, see the section entitled “The Merger—BancTrust’s Reasons for the Merger; Recommendation of the BancTrust Board of Directors” beginning on page 55.

Keefe, Bruyette & Woods, Inc. Has Provided an Opinion to BancTrust’s Board of Directors Regarding the Merger Consideration (page 57 and Annex B)

On May 28, 2012, Keefe, Bruyette & Woods, Inc., which is referred to as KBW, BancTrust’s financial advisor in connection with the merger, rendered its oral opinion to BancTrust’s board of directors, and subsequently confirmed in writing, that as of such date and based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the written opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of shares of BancTrust common stock.

The full text of KBW’s opinion, dated May 28, 2012, is attached as Annex B to this proxy statement/prospectus. You should read the opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by KBW in rendering its opinion.

KBW’s opinion is directed to BancTrust’s board of directors, addresses only the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement, and does not address any other aspect of the merger or constitute a recommendation as to how any shareholders of BancTrust should vote at any shareholder’s meeting held in connection with the merger.

For further information, please see the discussion under the caption “The Merger—Opinion of Keefe, Bruyette & Woods, Inc.,” beginning on page 57.

What Holders of BancTrust Stock Options and Other Equity-Based Awards Will Receive (page 74)

Each outstanding and unvested option to purchase shares of BancTrust common stock will vest in full and become exercisable 30 days prior to the effective time of the merger. Any BancTrust stock options that are not exercised on or before the effective time of the merger will terminate and be cancelled for no consideration.

Each outstanding share of BancTrust restricted stock will vest in full and become free of restrictions immediately prior to the effective time of the merger, and at the effective time of the merger will be converted into the right to receive 0.125 of a share of Trustmark common stock.

Additionally, the deferred stock rights in respect of BancTrust common stock under BancTrust’s amended and restated directors deferred compensation plan will be converted into the right to receive the number of shares of Trustmark common stock equal to the number of shares of BancTrust common stock underlying the deferred stock right multiplied by the exchange ratio, with distributions to be made in accordance with the terms of the plan.

BancTrust will Hold its Special Meeting on September 26, 2012 (page 45)

The BancTrust special meeting will be held on September 26, 2012, at 10:00 a.m., local time, at BancTrust’s corporate offices located at 107 Saint Francis Street, Mobile, Alabama 36602. At the BancTrust special meeting, BancTrust shareholders will be asked to:

•	approve the merger agreement and the transactions it contemplates;

•	approve the merger-related named executive officer compensation proposal; and

•	approve the adjournment proposal.

Only holders of record at the close of business on August 10, 2012 will be entitled to vote at the BancTrust special meeting. Each share of BancTrust common stock is entitled to one vote on each proposal to be considered at the BancTrust special meeting. As of the record date, there were 17,967,388 shares of BancTrust common stock entitled to vote at the BancTrust special meeting. As of the record date, directors and executive officers of BancTrust and their affiliates owned and were entitled to vote 1,776,528 shares of BancTrust common stock, representing approximately 9.89 percent of the shares of BancTrust common stock outstanding on that date. BancTrust currently expects that its directors and executive officers will vote their shares in favor of the merger agreement proposal, the merger-related named executive officer compensation proposal and the adjournment proposal, although none of them has entered into any agreements obligating them to do so. As of the record date, Trustmark beneficially held no shares of BancTrust common stock, and Trustmark’s directors and executive officers and their affiliates held no shares of BancTrust common stock.

To approve the merger agreement, holders of at least two-thirds of the outstanding shares of BancTrust common stock entitled to vote at the BancTrust special meeting must vote in favor of approving the merger agreement. Because approval is based on the affirmative vote of at least two-thirds of the shares outstanding, your failure to vote, failure to instruct your bank or broker with respect to the proposal to approve the merger agreement, or abstention will have the same effect as a vote against approval of the merger agreement.

Approval of the merger-related named executive officer compensation proposal requires the affirmative vote of more shares in favor of the proposal than against the proposal. Because approval of the merger-related named executive officer compensation proposal is based on the affirmative vote of shares voting at the BancTrust special meeting, your abstention, failure to vote or failure to instruct your bank or broker with respect to the merger-related named executive officer compensation proposal will have no effect on this proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of BancTrust common stock present, in person or by proxy, at the BancTrust special meeting, even if less than a quorum. Because approval of the adjournment proposal is based on the affirmative vote of a majority of shares voting or expressly abstaining at the BancTrust special meeting, abstentions will have the same effect as a vote against the adjournment proposal. The failure to vote or failure to instruct your bank or broker with respect to the adjournment proposal, however, will have no effect on the adjournment proposal.

The Merger Is Intended to Be Tax-Free to Holders of BancTrust Common Stock as to the Shares of Trustmark Common Stock They Receive (page 90)

The merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and, as a condition to the respective obligations of Trustmark and BancTrust to complete the merger, each of Trustmark and BancTrust shall receive a legal opinion to that effect. Accordingly, the merger generally will be tax-free to a holder of BancTrust common stock for U.S. federal income tax purposes as to the shares of Trustmark common stock he or she receives in the merger, except for any gain or loss that may result from the receipt of cash instead of fractional shares of Trustmark common stock that such holder of BancTrust common stock would otherwise be entitled to receive.

For further information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 90.

The U.S. federal income tax consequences described above may not apply to all holders of BancTrust common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

BancTrust’s Directors and Officers May Have Financial Interests in the Merger That Differ From Your Interests (page 66)

BancTrust shareholders should be aware that some of BancTrust’s directors and executive officers may have interests in the merger and have arrangements that may be different from, or in addition to, those of BancTrust shareholders generally. These interests and arrangements may create potential conflicts of interest. The BancTrust board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve and adopt the merger agreement and the merger, and in recommending that BancTrust’s shareholders vote in favor of approval of the merger agreement.

For a more complete description of these interests, see “The Merger—Interests of BancTrust’s Directors and Executive Officers in the Merger” beginning on page 66.

BancTrust’s Shareholders May Exercise Dissenters’ Rights (page 70)

Under the Alabama Business Corporation Law, which is referred to as the ABCL, holders of BancTrust common stock, if they follow the required procedures, have the right to dissent from the merger and receive the fair market value of their shares of BancTrust common stock as determined by a court. BancTrust shareholders exercising their dissenters’ rights must comply strictly with the procedures specified in Article 13 of the ABCL. See the section entitled “The Merger—Dissenters’ Appraisal Rights” beginning on page 70 and the text of Article 13 of the ABCL attached to this proxy statement/prospectus as Annex C.

Treatment of BancTrust TARP Preferred Stock and BancTrust TARP Warrant in the Merger (page 75)

Trustmark intends to purchase each issued and outstanding share of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value and liquidation preference of $1,000 per share, which is referred to as the BancTrust TARP preferred stock, from the United States Department of the Treasury, which is referred to as Treasury, prior to the closing of the merger. Trustmark also intends to purchase the warrant issued by BancTrust to Treasury on December 19, 2008 to purchase up to 731,000 shares of BancTrust’s common stock at an exercise price of $10.26 per share, which is referred to as the BancTrust TARP warrant, prior to the closing of the merger.

Regulatory Approvals Required for the Merger (page 72)

We have agreed to use our reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement; however, in no event will Trustmark be required to raise common equity capital at the holding company level in an amount which would reduce the economic benefits of the transactions contemplated by the merger agreement to Trustmark to such a degree that Trustmark would not have entered into the merger agreement had such condition to raise common equity capital been known to it at the date of the merger agreement, which is referred to as a burdensome condition. These approvals include approval from the Board of Governors of the Federal Reserve System, which is referred to as the Federal Reserve Board, and from the Office of the Comptroller of the Currency, which is referred to as the OCC, among others. Trustmark and BancTrust have filed, or are in the process of filing, applications and notifications to obtain the required regulatory approvals.

Although we do not know of any reason why we cannot obtain these regulatory approvals in a timely manner, we cannot be certain when or if we will obtain them.

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 87)

Currently, we expect to consummate the merger in the fourth quarter of 2012. As more fully described in this proxy statement/prospectus and in the merger agreement, consummation of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. The conditions to each party’s obligation to complete the merger include, among others:

•	approval of the merger agreement by BancTrust’s shareholders;

•	receipt of required regulatory approvals (provided that no such required regulatory approval may impose a burdensome condition on Trustmark);

•	absence of any law, injunction or other restraint prohibiting, restricting or making illegal consummation of the transactions contemplated by the merger agreement;

•	effectiveness of this proxy statement/prospectus;

•	authorization of the shares of Trustmark common stock to be issued in the merger for listing on the NASDAQ Global Select Market, which is referred to as NASDAQ;

•	accuracy of each party’s representations and warranties in the merger agreement, generally subject to specified materiality standards;

•	performance in all material respects of each party’s obligations under the merger agreement; and

•	receipt by each party of an opinion of counsel, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

We cannot be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 88)

We may mutually agree to terminate the merger agreement before completing the merger, even after receiving BancTrust shareholder approval.

In addition, either of us may decide to terminate the merger agreement if:

•

any regulatory authority which must grant a required regulatory approval has denied approval of the transactions contemplated by the merger agreement, and this denial has become final and nonappealable, or a regulatory authority has issued a final nonappealable law or order prohibiting the consummation of the transactions contemplated by the merger agreement, if the party seeking to terminate the merger agreement has used its reasonable best efforts to contest, appeal and change such denial, law or order;

•	the BancTrust shareholders fail to approve the merger agreement and the transactions contemplated thereby at the BancTrust special meeting;

•

the merger has not been completed on or before December 31, 2012, which is referred to as the outside date, if the failure to consummate the transactions contemplated by the merger agreement by the outside date is not caused by the terminating party’s breach of the merger agreement; or

•

any of the conditions precedent to the obligations of the terminating party to consummate the merger cannot be satisfied or fulfilled by the outside date, if the failure of such condition to be satisfied or fulfilled is not a result of the terminating party’s failure to perform, in any material respect, any of its material covenants or agreements in the merger agreement or such party’s material breach of any of its material representations or warranties contained in the merger agreement.

In addition, Trustmark may terminate the merger agreement if BancTrust’s board of directors:

•

withdraws, qualifies or modifies, or proposes publicly to withdraw, qualify or modify, in a manner adverse to Trustmark, its recommendation of the merger, or takes any action, or makes any public statement, filing or release inconsistent with that recommendation;

•	fails to recommend the merger to, and the approval of the merger agreement by, the BancTrust shareholders;

•	breaches its non-solicitation obligations or obligations with respect to other acquisition proposals set forth in the merger agreement in any respect adverse to Trustmark; or

•	breaches its obligations to call, give notice of, convene and/or hold a shareholders’ meeting or to use reasonable best efforts to obtain the approval of BancTrust shareholders.

Termination Fee (page 89)

If the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by BancTrust’s board of directors, BancTrust may be required to pay Trustmark a termination fee of $5 million. The termination fee could discourage other companies from seeking to acquire or merge with BancTrust.

Board of Directors and Executive Officers of Trustmark and Trustmark National Bank following the Effective Time of the Merger (page 66)

The directors and officers of Trustmark immediately prior to the effective time of the merger will continue as the directors and officers of the surviving corporation of the merger. As of the effective time of the merger, two current directors of BancTrust who are mutually selected by BancTrust and Trustmark will be appointed as directors of Trustmark National Bank.

The Rights of BancTrust Shareholders will Change as a Result of the Merger (page 102)

The rights of BancTrust shareholders will change as a result of the merger due to differences in Trustmark’s and BancTrust’s governing documents. The rights of BancTrust shareholders are governed by Alabama law and by BancTrust’s amended and restated articles of incorporation and amended and restated bylaws, each as amended to date (which are referred to as BancTrust’s articles of incorporation and bylaws, respectively). Upon the effective time of the merger, the rights of BancTrust shareholders will be governed by Mississippi law and Trustmark’s articles of incorporation and bylaws (which are referred to as Trustmark’s articles of incorporation and bylaws, respectively).

This proxy statement/prospectus contains descriptions of the material differences in shareholder rights under each of the BancTrust and Trustmark articles of incorporation and bylaws.

Comparative Market Prices of Securities (page 19)

Trustmark common stock and BancTrust common stock are listed on NASDAQ under the symbols “TRMK” and “BTFG,” respectively. The following table presents the closing prices of Trustmark common stock and BancTrust common stock on March 21, 2012, the last trading day before BancTrust’s announcement of its intention to pursue a strategic transaction, on May 25, 2012, the last trading day before public announcement of the merger, and on August 10, 2012, the last practicable trading day before the distribution of this proxy statement/prospectus. The table also presents the implied value of the merger consideration proposed for each share of BancTrust common stock on those dates, as determined by multiplying the closing price of Trustmark common stock on those dates by the exchange ratio of 0.125 provided for in the merger agreement, and assuming no adjustment.

	Trustmark Common Stock (NASDAQ: TRMK)		BancTrust Common Stock (NASDAQ: BTFG)		Implied Value of One Share of BancTrust Common Stock
March 21, 2012		$25.05		$1.49		$3.13
May 25, 2012		$24.66		$1.90		$3.08
August 10, 2012	$	[—]	$	[—]	$	[—]

Litigation Relating to the Merger (page 73)

BancTrust, BancTrust’s board of directors, and Trustmark were named as defendants in a lawsuit filed in connection with the merger. The lawsuit challenges the fairness of the merger and seeks various forms of relief, including an injunction barring the defendants from consummating the merger. See “The Merger—Litigation Relating to the Merger” beginning on page 73 for more information.

Trustmark Corporation

Trustmark, a Mississippi business corporation incorporated in 1968, is a bank holding company headquartered in Jackson, Mississippi. Trustmark’s principal subsidiary is Trustmark National Bank, initially chartered by the State of Mississippi in 1889. At March 31, 2012, Trustmark National Bank had total assets of $9.8 billion, which represents over 99 percent of the consolidated assets of Trustmark.

Through Trustmark National Bank and its other subsidiaries, Trustmark operates as a financial services organization providing banking and other financial solutions through approximately 170 offices and 2,611 full-time equivalent associates located in the states of Mississippi, Tennessee (in Memphis and the Northern Mississippi region), Florida (primarily in the northwest or “Panhandle” region of that state) and Texas (primarily in Houston). Trustmark National Bank provides investment and insurance products and services to its customers through its wholly owned subsidiaries Trustmark Investment Advisors, Inc. and Fisher Brown Bottrell Insurance, Inc.

As of March 31, 2012, on a consolidated basis, Trustmark had total assets of approximately $9.9 billion, total loans of approximately $6.2 billion, total deposits of approximately $8.1 billion and shareholders’ equity of approximately $1.2 billion.

Trustmark’s principal executive office is located at 248 East Capitol Street Jackson, Mississippi 39201, and its telephone number is (601) 208-5111.

Additional information about Trustmark and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” on page 160.

BancTrust Financial Group, Inc.

BancTrust is an Alabama corporation headquartered in Mobile, Alabama and was incorporated in 1986. BancTrust is registered under the Bank Holding Company Act of 1956, as amended, and its principal subsidiary is BankTrust, an Alabama banking corporation.

At March 31, 2012, BancTrust had total assets of approximately $2.009 billion, total consolidated deposits of approximately $1.791 billion and total consolidated shareholders’ equity of approximately $112.6 million and ranked third in terms of total assets among Alabama-based bank holding companies.

BancTrust’s principal executive offices are located at 107 Saint Francis Street, Mobile, Alabama 36602, and its telephone number is (251) 431-7800.

Additional information about BancTrust and its subsidiaries is included under the section “Information About BancTrust” on page 28.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TRUSTMARK

The following table summarizes financial results achieved by Trustmark for the periods and at the dates indicated and should be read in conjunction with Trustmark’s consolidated financial statements and the notes to the consolidated financial statements contained in reports that Trustmark has previously filed with the SEC. Historical financial information for Trustmark can be found in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and its Annual Report on Form 10-K for the year ended December 31, 2011. See “Where You Can Find More Information” on page 160 for instructions on how to obtain the information that has been incorporated by reference.

Financial amounts as of and for the three months ended March 31, 2012 and March 31, 2011 are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period), but management of Trustmark believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the three months ended March 31, 2012 and March 31, 2011 indicate results for any future period.

Trustmark Corporation

Selected Financial Data

($ in thousands, except per share data)

	Three Months Ended March 31,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Consolidated Statements of Income
Total interest income	$95,882	$97,985	$391,979	$408,218	$442,062	$483,279	$543,143
Total interest expense	8,938	11,610	43,036	56,195	87,853	164,119	242,360

Net interest income	86,944	86,375	348,943	352,023	354,209	319,160	300,783
Provision for loan losses, loans held for investment	3,293	7,537	29,704	49,546	77,112	76,412	23,784
Provision for loan losses, acquired loans	(194)	—	624	—	—	—	—
Noninterest income	43,785	36,371	159,854	165,927	168,242	177,258	162,447
Noninterest expense	85,774	80,018	329,850	325,649	308,259	283,719	276,449

Income before income taxes	41,856	35,191	148,619	142,755	137,080	136,287	162,997
Income taxes	11,536	11,178	41,778	42,119	44,033	43,870	54,402

Net Income	30,320	24,013	106,841	100,636	93,047	92,417	108,595
Preferred stock dividends/discount accretion	—	—	—	—	19,998	1,353	—

Net Income Available to Common Shareholders	$30,320	$24,013	$106,841	$100,636	$73,049	$91,064	$108,595

Common Share Data
Basic earnings per share	$0.47	$0.38	$1.67	$1.58	$1.26	$1.59	$1.88
Diluted earnings per share	0.47	0.37	1.66	1.57	1.26	1.59	1.88
Cash dividends per share	0.23	0.23	0.92	0.92	0.92	0.92	0.89

Performance Ratios
Return on average common equity	9.93%	8.40%	8.95%	8.79%	7.22%	9.62%	12.02%
Return on average tangible common equity	13.41%	11.65%	12.25%	12.31%	10.80%	14.88%	19.17%
Return on average total equity	9.93%	8.40%	8.95%	8.79%	7.72%	9.53%	12.02%
Return on average assets	1.25%	1.02%	1.11%	1.08%	0.98%	1.01%	1.23%
Net interest margin (fully taxable equivalent)	4.19%	4.30%	4.26%	4.41%	4.25%	4.01%	3.91%

	Three Months Ended March 31,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Credit Quality Ratios(1)
Net charge-offs/average loans	0.13%	0.51%	0.56%	0.95%	1.01%	0.87%	0.23%
Provision for loan losses/average loans	0.22%	0.50%	0.49%	0.79%	1.14%	1.09%	0.35%
Nonperforming loans/total loans (incl LHFS*)	1.76%	2.09%	1.82%	2.30%	2.16%	1.64%	0.91%
Nonperforming assets/total loans (incl LHFS*) plus ORE**	2.99%	3.50%	3.08%	3.64%	3.48%	2.18%	1.02%
Allowance for loan losses/total loans (excl LHFS*)	1.57%	1.57%	1.53%	1.54%	1.64%	1.41%	1.13%
Consolidated Balance Sheets
Total assets	$9,931,593	$9,514,462	$9,727,007	$9,553,902	$9,526,018	$9,790,909	$8,966,802
Securities	2,647,674	2,419,758	2,526,698	2,318,096	1,917,380	1,802,470	717,441
Loans held for investment and acquired loans (including LHFS*)	6,177,290	6,077,070	6,150,841	6,213,286	6,546,022	6,960,668	7,188,300
Deposits	8,090,746	7,426,274	7,566,363	7,044,567	7,188,465	6,823,870	6,869,272
Common shareholders’ equity	1,241,520	1,160,229	1,215,037	1,149,484	1,110,060	973,340	919,636
Preferred shareholder equity	—	—	—	—	—	205,126	—
Common Stock Performance
Market value – close	$24.98	$23.42	$24.29	$24.84	$22.54	$21.59	$25.36
Common book value	19.17	18.13	18.94	17.98	17.43	16.98	16.06
Tangible common book value	14.38	13.34	14.18	13.17	12.55	11.49	10.48
Capital Ratios
Total equity/total assets	12.50%	12.19%	12.49%	12.03%	11.65%	12.04%	10.26%
Common equity/total assets	12.50%	12.19%	12.49%	12.03%	11.65%	9.94%	10.26%
Tangible equity/tangible assets	9.68%	9.27%	9.66%	9.11%	8.67%	9.11%	6.94%
Tangible common equity/tangible assets	9.68%	9.27%	9.66%	9.11%	8.67%	6.95%	6.94%
Tangible common equity/risk-weighted assets	13.89%	13.06%	13.83%	12.62%	11.55%	9.03%	8.15%
Tier 1 leverage ratio	10.55%	10.10%	10.43%	10.14%	9.74%	10.42%	7.86%
Tier 1 common risk-based capital ratio	13.98%	13.32%	13.90%	12.87%	11.63%	9.27%	8.25%
Tier 1 risk-based capital ratio	14.87%	14.24%	14.81%	13.77%	12.61%	13.01%	9.17%
Total risk-based capital ratio	16.72%	16.25%	16.67%	15.77%	14.58%	14.95%	10.93%

(1)—Excludes Acquired Loans and Covered Other Real Estate.

*—LHFS is Loans Held for Sale.

**—ORE is Other Real Estate.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF BANCTRUST

The following table summarizes financial results achieved by BancTrust for the periods and at the dates indicated and should be read in conjunction with BancTrust’s consolidated financial statements and the notes to the consolidated financial statements set forth elsewhere in this proxy statement/prospectus.

Financial amounts as of and for the three months ended March 31, 2012 and 2011, are unaudited (and are not necessarily indicative of the results of operations for the full year or any other interim period), but management of BancTrust believes that such amounts reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its results of operations and financial position as of the dates and for the periods indicated. You should not assume the results of operations for past periods and for the three months ended March 31, 2012 and March 31, 2011 indicate results for any future period.

BancTrust Financial Group, Inc.

Selected Financial Data

($ in thousands, except per share data)

	Three Months Ended March 31,		Years ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Consolidated Statements of Income
Total interest income	$18,461	$20,362	$80,520	$84,076	$85,938	$108,092	$104,025
Total interest expense	3,388	5,196	18,311	23,671	32,075	47,188	50,245

Net interest income	15,073	15,166	62,209	60,405	53,863	60,904	53,780
Provision for loan losses, loans held for investment	3,600	3,500	32,100	12,300	37,375	15,260	12,435
Provision for loan losses, acquired loans	—	—	—	—	—	—	—
Noninterest income	5,440	4,837	20,424	20,404	23,302	22,737	15,156
Noninterest expense	16,249	15,430	91,013	63,705	176,114	67,420	48,308

Income (loss) before income taxes	664	1,073	(40,480)	4,804	(136,324)	961	8,193
Income tax expense (benefit)	28	53	7,366	929	(15,029)	(295)	2,007

Net Income (loss)	636	1,020	(47,846)	3,875	(121,295)	1,256	6,186
Preferred stock dividends/discount accretion	778	769	3,090	3,033	3,026	111	—

Net Income (Loss) Available to Common Shareholders	$(142)	$251	$(50,936)	$842	$(124,321)	$1,145	$6,186

Common Share Data
Basic earnings (loss) per share	$(0.01)	$0.01	$(2.85)	$0.05	$(7.06)	$0.07	$0.49
Diluted earnings (loss) per share	(0.01)	0.01	(2.85)	0.05	(7.06)	0.06	0.49
Cash dividends per share	0.00	0.00	0.00	0.00	0.035	0.52	0.52
Performance Ratios
Return on average common equity	-0.86%	0.88%	-42.89%	0.71%	-70.46%	0.46%	3.79%
Return on average tangible common equity	-0.91%	0.92%	-44.42%	0.74%	-103.35%	0.82%	5.85%
Return on average total equity	2.22%	2.53%	-28.62%	2.32%	-54.21%	0.50%	3.79%
Return on average assets	0.13%	0.19%	-2.24%	0.19%	-5.82%	0.06%	0.40%
Net interest margin (fully taxable equivalent)	3.30%	3.14%	3.22%	3.24%	2.93%	3.40%	3.95%
Credit Quality Ratios (1)
Net charge-offs/average loans	0.84%	1.70%	2.84%	0.72%	1.47%	0.51%	1.02%
Provision for loan losses/average loans	1.14%	1.04%	2.41%	0.86%	2.48%	0.98%	1.08%
Nonperforming loans/total loans (incl LHFS*)	8.01%	8.10%	7.58%	7.45%	7.82%	4.73%	2.21%
Nonperforming assets/total loans (incl LHFS*) plus ORE**	12.26%	13.54%	11.56%	12.66%	10.98%	7.79%	3.07%
Allowance for loan losses/total loans (excl LHFS*)	3.43%	3.37%	3.31%	3.48%	3.13%	2.00%	1.46%

	Three Months Ended March 31,		Years ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Consolidated Balance Sheets
Total assets	$2,008,767	$2,184,760	$2,031,877	$2,158,148	$1,946,719	$2,088,177	$2,240,094
Securities	479,497	523,475	517,213	425,560	261,834	221,879	245,877
Loans held for investment and acquired loans (including LHFS*)	1,256,490	1,356,284	1,277,049	1,383,285	1,468,588	1,533,806	1,632,676
Deposits	1,791,456	1,891,068	1,811,673	1,864,805	1,653,435	1,662,477	1,827,927
Common shareholders’ equity	63,749	116,365	65,552	115,790	116,211	242,303	249,520
Preferred shareholder equity	48,884	48,284	48,730	48,140	47,587	47,085	—
Common Stock Performance
Market value – close	$1.45	$2.46	$1.24	$2.67	$2.87	$14.76	$12.10
Common book value	3.55	6.49	3.65	6.56	6.59	13.80	14.26
Tangible common book value	3.37	6.25	3.46	6.30	6.20	7.72	8.05
Capital Ratios
Total equity/total assets	5.61%	7.54%	5.62%	7.60%	8.41%	13.86%	11.14%
Common equity/total assets	3.17%	5.33%	3.23%	5.37%	5.97%	11.60%	11.14%
Tangible equity/tangible assets	5.45%	7.35%	5.46%	7.40%	8.09%	9.21%	6.61%
Tangible common equity/tangible assets	3.01%	5.14%	3.06%	5.16%	5.64%	6.84%	6.61%
Tangible common equity/risk-weighted assets	4.32%	7.35%	4.36%	7.18%	6.72%	7.95%	7.76%
Tier 1 leverage ratio	7.45%	9.16%	7.13%	9.11%	9.73%	11.09%	8.86%
Tier 1 common risk-based capital ratio	4.83%	7.67%	4.74%	7.46%	6.85%	8.10%	7.78%
Tier 1 risk-based capital ratio	10.67%	13.00%	10.48%	12.71%	11.81%	12.80%	9.60%
Total risk-based capital ratio	11.94%	14.27%	11.75%	13.98%	13.08%	14.05%	10.84%

(1)—Excludes Acquired Loans and Covered Other Real Estate.

*—LHFS is Loans Held for Sale.

**—ORE is Other Real Estate.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL DATA

The merger will be accounted for as an acquisition of BancTrust by Trustmark under the acquisition method of accounting in accordance with FASB ASC Topic 805, “Business Combinations.” See “Accounting Treatment” on page 90. The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus were prepared using the acquisition method of accounting. The following selected unaudited pro forma condensed combined consolidated statements of operations data of Trustmark for the three months ended March 31, 2012 and year ended December 31, 2011 have been prepared to give effect to the merger as if the merger had been completed on January 1, 2011. The unaudited pro forma condensed combined consolidated balance sheet data at March 31, 2012 of Trustmark has been prepared to give effect to the merger as if the merger was completed on March 31, 2012.

The following selected unaudited pro forma condensed combined consolidated financial information is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2011 for consolidated statements of operations purposes, and on March 31, 2012 for consolidated balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 22. The following selected unaudited pro forma condensed combined consolidated financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” and related notes included in this proxy statement/prospectus beginning on page 93. Unless otherwise stated, amounts are in thousands.

Selected Pro Forma Financial Data

($ in thousands, except per share data)

	As of and for the Three Months Ended March 31, 2012	For the Year Ended December 31, 2011
Consolidated Statements of Income
Total interest income	$113,793	$470,299
Total interest expense	12,218	57,705

Net interest income	101,575	412,594
Provision for loan losses	6,699	62,428
Noninterest income	49,225	180,278
Noninterest expense	103,274	426,422

Income before income taxes	40,827	104,022
Income taxes	10,916	47,569

Net Income Available to Common Shareholders	$29,911	$56,453

Common Share Data
Basic earnings per share	$0.45	$0.85
Diluted earnings per share	0.45	0.85
Cash dividends per share	0.23	0.92

Consolidated Balance Sheets
Total assets	$11,886,727
Securities	3,127,171
Loans held for investment and acquired loans (including LHFS*)	7,248,980
Deposits	9,885,202
Common shareholders’ equity	1,290,470

*	LHFS is Loans Held For Sale.

COMPARATIVE PER SHARE DATA (UNAUDITED)

Presented below for Trustmark and BancTrust is historical, unaudited pro forma combined and pro forma equivalent per share financial data for the year ended 2011 and the three months ended March 31, 2012. The information presented below should be read together with the historical consolidated financial statements of Trustmark and BancTrust, including the related notes, in the case of Trustmark, filed by Trustmark with the SEC and incorporated by reference into this proxy statement/prospectus, and in the case of BancTrust, appearing elsewhere in this proxy statement/prospectus. See “Where You Can Find More Information” on page 160.

The unaudited pro forma and pro forma per equivalent share information give effect to the merger as if the merger had been effective on the dates presented in the case of the book value data, and as if the merger had been effective as of January 1, 2011 in the case of the earnings per share and the cash dividends data. The pro forma data combine the historical results of BancTrust into Trustmark’s consolidated statement of income and, while certain adjustments were made for the estimated impact of certain fair valuation adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisition taken place on March 31, 2012.

In addition, the pro forma data includes adjustments, which are preliminary and may be revised. The pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors, nor the impact of possible business model changes. As a result, pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results.

COMPARATIVE PER SHARE DATA

	As of and for the Year Ended December 31, 2011	As of and for the Three Months Ended March 31, 2012
Trustmark Corporation—Historical
Earnings Per Share (Basic)	$1.67	$0.47
Earnings Per Share (Diluted)	$1.66	$0.47
Book Value Per Common Share	$18.94	$19.17
Cash Dividends Per Share	$0.92	$0.23

BancTrust Financial Group, Inc.—Historical
Earnings Per Share (Basic)	$(2.85)	$(0.01)
Earnings Per Share (Diluted)	$(2.85)	$(0.01)
Book Value Per Common Share	$3.65	$3.55
Cash Dividends Per Share	$—	$—

Trustmark Corporation Pro Forma Combined
Earnings Per Share (Basic)	$0.85	$0.45
Earnings Per Share (Diluted)	$0.85	$0.45
Book Value Per Common Share	$19.04	$19.26
Cash Dividends Per Share	$0.92	$0.23

Pro Forma BancTrust Equivalent Shares
Earnings Per Share (Basic)	$0.11	$0.06
Earnings Per Share (Diluted)	$0.11	$0.06
Book Value Per Common Share	$2.38	$2.41
Cash Dividends Per Share	$0.12	$0.03

COMPARATIVE MARKET PRICES AND DIVIDENDS

Stock Prices

The table below sets forth, for the calendar quarters indicated, the high and low closing prices per share of Trustmark common stock and BancTrust common stock, both of which trade on NASDAQ under the symbols “TRMK” and “BTFG,” respectively, and the quarterly cash dividends declared per share, for the calendar quarters indicated.

	Trustmark Common Stock			BancTrust Common Stock
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
2010
First Quarter	$25.11	$21.70	$0.23	$4.97	$2.74	—
Second Quarter	26.83	20.48	0.23	6.30	3.70	—
Third Quarter	22.46	18.89	0.23	3.76	2.92	—
Fourth Quarter	25.65	21.34	0.23	3.24	2.40	—
2011
First Quarter	26.14	21.89	0.23	2.90	2.34	—
Second Quarter	24.30	22.45	0.23	2.74	2.30	—
Third Quarter	24.00	18.12	0.23	2.58	2.30	—
Fourth Quarter	24.60	17.23	0.23	2.35	1.24	—
2012
First Quarter	25.66	22.96	0.23	1.49	1.15	—
Second Quarter	26.06	23.12	0.23	2.99	1.54	—
Third Quarter (through August 10, 2012)	[—]	[—]	[—]	[—]	[—]	—

On March 21, 2012, the last trading day before BancTrust’s announcement of its intention to pursue a strategic transaction, the closing sales price per share of Trustmark common stock was $25.05 and the closing sales price per share of BancTrust common stock was $1.49, in each case on NASDAQ. On May 25, 2012, the last trading day before public announcement of the merger, the closing sales price per share of Trustmark common stock was $24.66 and the closing sales price per share of BancTrust common stock was $1.90, in each case on NASDAQ. On August 10, 2012, the last practicable trading day before the distribution of this proxy statement/prospectus, the closing sales price per share of Trustmark common stock was $[—] and the closing sales price per share of BancTrust common stock was $[—], in each case on NASDAQ.

BancTrust shareholders are advised to obtain current market quotations for Trustmark common stock and BancTrust common stock. The market price of Trustmark common stock and BancTrust common stock will fluctuate between the date of this proxy statement/prospectus and the effective time of the merger. No assurance can be given concerning the market price of Trustmark common stock or BancTrust common stock before or after the effective date of the merger. Any change in the market price of Trustmark common stock prior to the effective time of the merger will affect the market value of the merger consideration that BancTrust’s shareholders will receive upon the effective time of the merger.

Dividends

After the merger, Trustmark currently expects to pay (when, as and if declared by Trustmark’s board of directors) regular quarterly cash dividends of $0.23 per share. While Trustmark currently pays dividends on its common stock, there is no assurance that it will continue to pay dividends in the future. Future dividends on Trustmark common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Trustmark.

As a holding company, Trustmark is ultimately dependent upon its subsidiaries to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to Trustmark National Bank limit the payment of dividends and other distributions by Trustmark National Bank to Trustmark and may therefore limit Trustmark’s ability to pay dividends on its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of Trustmark National Bank to pay dividends to Trustmark if such limits were deemed appropriate to preserve certain capital adequacy requirements.

The merger agreement contains certain restrictions on BancTrust’s ability to pay dividends to its shareholders while the merger is pending. BancTrust’s ability to pay dividends depends on its earnings and financial condition, liquidity and capital requirements and other factors considered by the board of directors. Although BancTrust has paid dividends in the past, BancTrust has not paid dividends on its common stock since the second quarter of 2009. Currently, BancTrust is prohibited by its articles of incorporation from paying dividends on its common stock following its election not to declare and pay a dividend on the BancTrust TARP preferred stock on May 15, 2012. In addition, BancTrust is prohibited by the terms of the indentures governing the junior subordinated debentures it issued in connection with its trust preferred securities that were issued in 2003 and 2006 from paying dividends on its outstanding preferred or common stock following BancTrust’s election to defer interest payments under these debentures earlier this year. Both elections require, among other consequences, that BancTrust not pay any dividends on its common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained or incorporated by reference in this proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the financial condition, results of operations, earnings outlook and prospects of Trustmark, BancTrust and the combined company following the proposed merger and statements for the period following the effective time of the merger. Words such as “anticipates,” “believes,” “feels,” “expects,” “estimates,” “seeks,” “strives,” “plans,” “intends,” “outlook,” “forecast,” “position,” “target,” “mission,” “assume,” “achievable,” “potential,” “strategy,” “goal,” “aspiration,” “outcome,” “continue,” “remain,” “maintain,” “trend,” “objective” and variations of such words and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may” or similar expressions, as they relate to Trustmark, BancTrust, the proposed merger or the combined company following the merger often identify forward-looking statements.

These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this proxy statement/prospectus and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the merger; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management’s plans relating to the merger; the expected timing of the effective time of the merger; the ability to complete the merger; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.

The forward-looking statements contained or incorporated by reference in this proxy statement/prospectus reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Factors that could cause or contribute to such differences include, but are not limited to: (1) the matters set forth under “Risk Factors” beginning on page 22; (2) the possibility that the merger may not be timely completed, if at all; (3) the possibility that prior to the effective time of the merger or thereafter, Trustmark’s and BancTrust’s respective businesses may not perform as expected due to merger-related uncertainty or other factors; (4) the possibility that the required regulatory, shareholder or other approvals are not obtained, or other closing conditions are not satisfied in a timely manner or at all; (5) the possibility that the purchase of the BancTrust TARP preferred stock or the BancTrust TARP warrant is not completed or is completed on terms and conditions that are not beneficial to Trustmark; (6) reputational risks and the reaction of the companies’ customers to the merger; (7) diversion of management time on merger-related issues; (8) the possibility that expected benefits may not materialize in the timeframe expected or at all, or may be more costly to achieve; (9) the possibility that the parties are unable to successfully implement integration strategies; and (10) those factors referenced in Trustmark’s and BancTrust’s filings with the SEC.

For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, Trustmark and BancTrust claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of any document incorporated by reference in this proxy statement/prospectus. Trustmark and BancTrust do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to Trustmark, BancTrust or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

RISK FACTORS

In addition to general investment risks and the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 21 and the matters discussed under the caption “Risk Factors” in the Annual Reports on Form 10-K filed by Trustmark and BancTrust for the year ended December 31, 2011, as updated by subsequently filed Forms 10-Q and other reports filed with the SEC, you should carefully consider the following risk factors in deciding how to vote on approval of the merger agreement.

Because the exchange ratio is fixed and the market price of Trustmark common stock will fluctuate, BancTrust shareholders cannot be sure of the market value of the merger consideration they will receive.

Upon the effective time of the merger, each share of BancTrust common stock will be converted into 0.125 of a share of Trustmark common stock, plus cash in lieu of any fractional shares. Because the exchange ratio is fixed, the value of the shares of Trustmark common stock that will be issued to BancTrust shareholders in the merger will depend on the market price of Trustmark common stock at the time the shares are issued. There will be no adjustment to the fixed number of shares of Trustmark common stock that will be issued to BancTrust shareholders based upon changes in the market price of Trustmark common stock or BancTrust common stock prior to the closing. Neither Trustmark nor BancTrust is permitted to terminate the merger agreement or resolicit the vote of BancTrust shareholders solely because of changes in the market prices of either company’s stock.

The market price of Trustmark common stock at the time the merger is completed may vary from the price of Trustmark common stock on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the BancTrust special meeting as a result of various factors that are beyond the control of Trustmark and BancTrust, including but not limited to general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations. In addition to the approval of the merger agreement by BancTrust shareholders, consummation of the merger is subject to receipt of required regulatory approvals and satisfaction of other conditions that may not occur until after the BancTrust special meeting. Therefore, at the time of the BancTrust special meeting you will not know the precise value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of Trustmark common stock and for shares of BancTrust common stock.

The market price of Trustmark common stock after the merger may be affected by factors different from those affecting the shares of BancTrust or Trustmark currently.

Upon the effective time of the merger, holders of BancTrust common stock will become holders of Trustmark common stock. Trustmark’s business differs from that of BancTrust, and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of Trustmark and BancTrust. For a discussion of the business of BancTrust and of certain factors to consider in connection with that business, see “Information About BancTrust” beginning on page 28. For a discussion of the business of Trustmark and of certain factors to consider in connection with that business, see the documents incorporated by reference in this proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 160.

Regulatory consents and approvals may not be received, may take longer than expected or impose conditions that are not presently anticipated.

Before the merger may be completed, we must obtain various approvals or consents from, among others, the Federal Reserve Board, the OCC, the State of Alabama Banking Department (which is referred to as the ABD), and Treasury (in connection with the purchase of the BancTrust TARP preferred stock and the BancTrust TARP warrant). These regulators may impose conditions on consummation of the merger or require changes to the terms of the merger. Although Trustmark and BancTrust do not currently expect that any such conditions or changes would be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying the effective time of the merger or imposing additional costs on or limiting the revenues of Trustmark following the merger. There can be no assurance as to whether the regulatory approvals will be received, the timing of those approvals, or whether any conditions will be imposed. See “The Merger—Regulatory Approvals Required for the Merger” beginning on page 72.

BancTrust and Trustmark will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, suppliers and customers may have an adverse effect on BancTrust and/or Trustmark. These uncertainties may impair BancTrust’s and/or Trustmark’s ability to attract, retain and motivate key personnel until the merger is completed and for a period of time thereafter, and could cause customers, suppliers and others who deal with BancTrust or Trustmark to seek to change existing business relationships with BancTrust or Trustmark. BancTrust employee retention and recruitment may be particularly challenging prior to the effective time of the merger, as employees and prospective employees may experience uncertainty about their future roles with the combined company.

The pursuit of the merger and the preparation for the integration may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could affect BancTrust’s and/or Trustmark’s financial results.

In addition, the merger agreement requires that, subject to certain exceptions, each of BancTrust and Trustmark operate in the ordinary course of business consistent with past practice prior to the effective time of the merger or termination of the merger agreement. See “The Merger Agreement—Covenants and Agreements—Conduct of Businesses Prior to the Effective Time of the Merger” beginning on page 79.

Combining the two companies may be more difficult, costly or time-consuming than expected.

Trustmark and BancTrust have operated and, until the effective time of the merger, will continue to operate, independently. The success of the merger will depend, in part, on our ability to successfully combine the businesses of Trustmark and BancTrust. To realize these anticipated benefits, after the effective time of the merger, Trustmark expects to integrate BancTrust’s business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company’s ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits of the merger. The loss of key employees could adversely affect Trustmark’s ability to successfully conduct its business in the markets in which BancTrust now operates, which could have an adverse effect on Trustmark’s financial results and the value of its common stock. If Trustmark experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause BancTrust or Trustmark to lose current customers or cause current customers to remove their accounts from BancTrust or Trustmark and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of BancTrust and Trustmark during this transition period and for an undetermined period after consummation of the merger.

The fairness opinion obtained by BancTrust from its financial advisor will not reflect changes in circumstances between signing the merger agreement and the effective time of the merger.

As of the date of this proxy statement/prospectus, BancTrust has not obtained an updated fairness opinion from KBW, BancTrust’s financial advisor. Changes in the operations and prospects of BancTrust or Trustmark, general market and economic conditions, and other factors that may be beyond the control of BancTrust and Trustmark, and on which the fairness opinion was based, may alter the value of BancTrust or Trustmark or the prices of shares of BancTrust common stock or Trustmark common stock by the time the merger is completed.

The opinion speaks only as of the date of such opinion and not as of the effective time of the merger or as of any other date. Therefore, because BancTrust does not anticipate asking its financial advisor to update its opinion, the fairness opinion from KBW, dated May 28, 2012, does not address the fairness of the merger consideration, from a financial point of view, at the effective time of the merger. The opinion is included as Annex B to this proxy statement/prospectus. For a description of the opinion that BancTrust received from its financial advisor, please refer to “The Merger—Opinion of Keefe, Bruyette & Woods, Inc.” on page 57. For a description of the other factors considered by BancTrust’s board of directors in determining to approve and adopt the merger, please refer to “The Merger—BancTrust’s Reasons for the Merger; Recommendation of the BancTrust Board of Directors” on page 55.

Some of the directors and officers of BancTrust may have interests and arrangements that may have influenced their decisions to support the merger or recommend that you approve the merger agreement.

The interests of some of the directors and executive officers of BancTrust may be different from those of holders of BancTrust common stock, and directors and officers of BancTrust may be participants in arrangements that are different from, or in addition to, those of holders of BancTrust common stock. These interests are described in more detail in the section entitled “The Merger—Interests of BancTrust’s Directors and Executive Officers in the Merger” beginning on page 66.

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may negatively impact BancTrust.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of the BancTrust shareholders. If any condition to the merger is not satisfied or, where permitted, waived, the merger will not be completed. In addition, Trustmark and/or BancTrust may terminate the merger agreement under certain circumstances even if the merger is approved by BancTrust’s shareholders.

If the merger agreement is terminated, there may be various consequences. For example, BancTrust’s business may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger and the restrictions on BancTrust’s ability to do so under the merger agreement, without realizing any of the anticipated benefits of completing the merger, or the market price of BancTrust common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed. In addition, termination of the merger agreement would increase the possibility of adverse regulatory actions which could adversely affect BancTrust’s business. If the merger agreement is terminated and BancTrust’s board of directors seeks another merger or business combination, BancTrust shareholders cannot be certain that BancTrust will be able to find a party willing to pay the equivalent or greater consideration than that which Trustmark has agreed to pay in the merger. In addition, if the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by BancTrust’s board of directors, BancTrust may be required to pay Trustmark a termination fee of $5 million.

Pending litigation against BancTrust, BancTrust’s board of directors and Trustmark could result in an injunction preventing completion of the merger and/or may adversely affect the combined company’s business, financial condition or results of operations following the merger.

In connection with the merger, a purported shareholder of BancTrust filed a lawsuit against BancTrust, BancTrust’s board directors and Trustmark. Among other relief, the plaintiff seeks to enjoin the merger. One of the conditions to the closing of the merger is that no law or order by any court or regulatory authority of competent jurisdiction is in effect that prohibits, restricts or makes illegal the consummation of the transactions contemplated by the merger agreement. If the plaintiff is successful in obtaining an injunction prohibiting the defendants from completing the merger, then such injunction may prevent the merger from becoming effective, or from becoming effective within the expected time frame. If completion of the merger is prevented or delayed, it could result in substantial costs to Trustmark and BancTrust. In addition, Trustmark and BancTrust could incur costs associated with the indemnification of their respective directors and officers. See “The Merger—Litigation Relating to the Merger” beginning on page 73.

The unaudited pro forma financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the merger.

The unaudited pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the merger for several reasons. See “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page 93. The actual financial condition and results of operations of the combined company following the merger may not be consistent with, or evident from, these pro forma financial statements. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the merger. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the stock price of the combined company.

Trustmark may fail to realize the cost savings estimated for the merger.

Trustmark estimates that it will achieve cost savings from the merger when the two companies have been fully integrated. While Trustmark continues to be comfortable with these expectations as of the date of this proxy statement/prospectus, it is possible that the estimates of the potential cost savings could turn out to be incorrect. The cost savings estimates also assume Trustmark’s ability to combine the businesses of Trustmark and BancTrust in a manner that permits those cost savings to be realized. If the estimates turn out to be incorrect or Trustmark is not able to combine successfully the two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

The shares of Trustmark common stock to be received by BancTrust shareholders, as a result of the merger, will have different rights from the shares of BancTrust common stock they currently hold.

Following the effective time of the merger, holders of BancTrust common stock will no longer be shareholders of BancTrust, an Alabama corporation, but will instead be shareholders of Trustmark, a Mississippi corporation. The rights associated with BancTrust common stock are different from the rights associated with Trustmark common stock. See the section entitled “Comparison of Shareholders’ Rights” beginning on page 102.

BancTrust shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

BancTrust shareholders currently have the right to vote in the election of the BancTrust board of directors and on other matters affecting BancTrust. When the merger occurs, each BancTrust shareholder that receives shares of Trustmark common stock will become a shareholder of Trustmark with a percentage ownership of the combined organization that is much smaller than such shareholder’s current percentage ownership of BancTrust. Because of this, BancTrust shareholders will have less influence on the management and policies of Trustmark than they now have on the management and policies of BancTrust.

Recent legislation regarding the financial services industry may have a significant adverse effect on Trustmark’s operations.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, which is referred to as the Dodd-Frank Act, was signed into law. The Dodd-Frank Act imposes significant regulatory and compliance changes. The key effects of the Dodd-Frank Act on Trustmark’s business are:

•	changes to regulatory capital requirements;

•	exclusion of hybrid securities, including trust preferred securities, issued on or after May 19, 2010 from Tier 1 capital;

•

creation of new government regulatory agencies (such as the Financial Stability Oversight Council, which will oversee systemic risk, and the Consumer Financial Protection Bureau, which will develop and enforce rules for bank and non-bank providers of consumer financial products);

•	potential limitations on federal preemption;

•	changes to deposit insurance assessments;

•	regulation of debit interchange fees Trustmark earns;

•	repeal of the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

•	changes in retail banking regulations, including potential limitations on certain fees Trustmark may charge; and

•	changes in regulation of consumer mortgage loan origination and risk retention.

In addition, the Dodd-Frank Act restricts the ability of banks to engage in certain proprietary trading or to sponsor or invest in private equity or hedge funds. The Dodd-Frank Act also contains provisions designed to limit the ability of insured depository institutions, their holding companies and their affiliates to conduct certain swaps and derivatives activities and to take certain principal positions in financial instruments.

Some provisions of the Dodd-Frank Act became effective immediately upon its enactment. Many provisions, however, will require regulations to be promulgated by various federal agencies in order to be implemented, some of which have been proposed by the applicable federal agencies. The provisions of the Dodd-Frank Act may have unintended effects, which will not be clear until implementation. The changes resulting from the Dodd-Frank Act may impact the profitability of Trustmark’s business activities, require changes to certain of its business practices, impose upon it more stringent capital, liquidity and leverage requirements or otherwise adversely affect Trustmark’s business. These changes may also require Trustmark to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements may negatively impact Trustmark’s results of operations and financial condition. While Trustmark cannot predict what effect any presently contemplated or future changes in the laws or regulations or their interpretations would have on it, these changes could be materially adverse to investors in Trustmark’s common stock.

Trustmark may be subject to more stringent capital and liquidity requirements.

As discussed above, the Dodd-Frank Act creates a financial stability oversight council that is expected to recommend to the Federal Reserve Board increasingly strict rules for capital requirements as companies grow in size and complexity and that applies the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies. These requirements will, among other things and after a three-year phase-in period which begins January 1, 2013, remove trust preferred securities as a permitted component of a holding company’s Tier 1 capital. These requirements, and any other new regulations, could adversely affect Trustmark’s ability to pay dividends, or could require Trustmark to reduce business levels or to raise capital, including in ways that may adversely affect its results of operations or financial condition.

On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of the Basel Committee on Banking Supervision, announced agreement on the calibration and phase-in arrangements for a strengthened set of capital requirements, known as Basel III. In addition, on June 4, 2012, the Federal Reserve Board proposed new capital requirements that are consistent with Basel III and, if adopted, could affect Trustmark’s business. If adopted as proposed, the proposed rules will require, among other things, a minimum common equity tier 1 capital ratio of 4.5 percent, net of regulatory deductions, and establish a capital conservation buffer of an additional 2.5 percent of common equity to risk-weighted assets above the regulatory minimum capital requirement, establishing a minimum common equity tier 1 ratio plus capital conservation buffer at 7 percent. In addition, the proposed rules increase the minimum tier 1 capital requirement from 4 percent to 6 percent of risk-weighted assets. The proposed rules also specify that a bank with a capital conservation buffer of less than 2.5 percent would potentially face limitations on capital distributions and bonus payments to executives.

The ultimate impact of the new capital and liquidity standards cannot be determined at this time and will depend on a number of factors, including treatment and implementation by the U.S. banking regulators.

INFORMATION ABOUT TRUSTMARK

Trustmark, a Mississippi business corporation incorporated in 1968, is a bank holding company headquartered in Jackson, Mississippi. Trustmark’s principal subsidiary is Trustmark National Bank, initially chartered by the State of Mississippi in 1889. At March 31, 2012, Trustmark National Bank had total assets of $9.8 billion, which represents over 99 percent of the consolidated assets of Trustmark.

Through Trustmark National Bank and its other subsidiaries, Trustmark operates as a financial services organization providing banking and other financial solutions through approximately 170 offices and 2,611 full-time equivalent associates located in the states of Mississippi, Tennessee (in Memphis and the Northern Mississippi region), Florida (primarily in the northwest or “Panhandle” region of that state) and Texas (primarily in Houston). Trustmark National Bank provides investment and insurance products and services to its customers through its wholly owned subsidiaries, Trustmark Investment Advisors, Inc., and Fisher Brown Bottrell Insurance, Inc.

As of March 31, 2012, on a consolidated basis, Trustmark had total assets of approximately $9.9 billion, total loans of approximately $6.2 billion, total deposits of approximately $8.1 billion, and shareholders’ equity of approximately $1.2 billion.

Trustmark’s principal executive office is located at 248 East Capitol Street, Jackson, Mississippi 39201, and its telephone number is (601) 208-5111.

Additional information about Trustmark and its subsidiaries is included in documents incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 160.

INFORMATION ABOUT BANCTRUST

Organization

BancTrust is an Alabama corporation headquartered in Mobile, Alabama and was incorporated in 1986. BancTrust is registered under the Bank Holding Company Act of 1956, as amended, which is referred to as the Bank Holding Company Act, and its principal subsidiary is BankTrust, an Alabama banking corporation.

At March 31, 2012, BancTrust had total assets of approximately $2.009 billion, total consolidated deposits of approximately $1.791 billion and total consolidated shareholders’ equity of approximately $112.6 million and ranked third in terms of total assets among Alabama-based bank holding companies. At March 31, 2012, BankTrust had total assets of $2.007 billion, which represents over 99 percent of the total consolidated assets of BancTrust.

BancTrust’s principal executive offices are located at 107 Saint Francis Street, Mobile, Alabama 36602 and its telephone number is (251) 431-7800.

General Business

Introduction

Through its system of 49 offices located in south Alabama (which is referred to as the Southern Division), central Alabama (referred to as the Central Division), and northwest Florida (which is referred to as the Florida Division), BankTrust provides a broad range of community banking services to commercial, small business and retail customers, offering a variety of transaction and savings deposit products, treasury management services, investment brokerage and insurance services, secured and unsecured loan products, including revolving credit facilities, and letters of credit and similar financial guarantees. BankTrust also provides trust and investment management services to retirement plans, corporations and individuals.

	Population 2010	Labor Force 2010	Per Capita Personal Income 2011	Median Family Income 2011
Alabama	4,802,700	2,127,200	$33,149	$54,600
Mobile MSA	591,599	267,800	32,670	55,800
Montgomery MSA	374,536	189,800	32,667	59,300

Florida	19,057,500	9,223,800	$39,032	$56,200
Bay County	168,852	90,200	36,316	57,500
Okaloosa County	180,822	96,300	42,007	67,500
Walton County	55,043	39,081	30,018	58,500

Southern Division

The Southern Division is anchored by Mobile, Alabama and includes all of Mobile, Baldwin, Escambia, Marengo and Monroe Counties. With an estimated population of 591,599 in 2010, the Mobile Metropolitan Statistical Area, or MSA, is the second largest metro area in the state of Alabama. Mobile County is the second largest county in the state and Baldwin County was the second fastest-growing county in Alabama between the years 2000 and 2010.

The area’s economy is home to a broad range of industries including aerospace, maritime, education, oil and gas exploration, steel manufacturing and transportation. Recent highlights include:

Austal USA: In late 2010, the U.S. Navy awarded Austal USA, headquartered in Mobile, a contract worth an estimated $3.5 billion to build up to 10 littoral combat ships. The project is expected to add 2,100 jobs to Austal’s workforce. Earlier in 2010, the Navy awarded Austal USA a $1.6 billion contract to build four joint high speed vessels, resulting in the hiring of 800 employees.

ThyssenKrupp: The $5.2 billion ThyssenKrupp complex located in north Mobile County opened in late 2010 and is now producing carbon and stainless steel. Named one of the nation’s largest private economic development projects, the facility is expected to ultimately generate 2,700 permanent jobs.

Port of Mobile: The Alabama State Port Authority continues to add infrastructure to make the Port of Mobile more competitive, announcing in late 2010 it would invest an additional $360 million in infrastructure improvements with a new interchange, intermodal rail yard, cargo yard and warehouse and other cargo terminal improvements. The Port of Mobile is one of the nation’s largest, full-service seaports handling in excess of 54 million tons annually.

Airbus: Having reached its target employment of 150, Airbus Americas Engineering recently announced it would add 90 new positions, and invest another $1.7 million at its engineering center located at Brookley Aeroplex adjacent to downtown Mobile. In addition, Airbus recently announced plans to construct an aircraft assembly plant in Mobile, giving the European company its first factory on American soil. At full capacity, estimated to be in 2018, it is expected that the plant will employ approximately 1,000 people in Mobile and will likely create more jobs in Mobile and its surrounding area at parts suppliers and related businesses.

Central Division

The Central Division is anchored by the Montgomery MSA. With an estimated population of 374,536, the Montgomery MSA includes Autauga, Elmore, Lowndes and Montgomery Counties, which are four of the thirteen counties included in BancTrust’s Central Division. Montgomery is the capitol of Alabama and the area economy is supported by state and local government, the Maxwell/Gunter Air Force Base, and the automotive industry. Recent highlights include:

Hyundai Motor Company: Completed in 2005, Hyundai Motor Manufacturing Alabama, LLC’s $1.4 billion plant south of Montgomery is the company’s first U.S. manufacturing facility and employs about 2,500 people. In late 2011, Hyundai announced plans to invest $173 million and create an additional 200 jobs to expand and modify the existing facility.

Maxwell/Gunter: The Maxwell/Gunter Air Force Base is home to 2,300 active duty military personnel, 1,200 reserve personnel, 3,700 government civilians and 2,100 civilian contractors and has an aggregate economic impact on the area of $1.4 billion.

Other key locations in BancTrust’s Central Division include Shelby County, the fastest growing county in Alabama over the ten-year period between 2000 and 2010, and the Auburn/Opelika market, where SiO2 Medical Products recently announced plans to invest $90 million in a new facility that is expected to add up to 300 new jobs in Lee County.

Florida Division

The Florida Division includes offices in Bay, Okaloosa and Walton Counties, which as of 2010 had a combined population of approximately 404,717. Commonly referred to as the Panhandle of Florida, this area attracts millions of visitors annually, due in large part to the extensive coastline along the Gulf of Mexico, where the beautiful white sand beaches are consistently rated among the best in the world. In addition to tourism, the area’s economy is driven by aviation, aerospace and defense, healthcare, and transportation, distribution and logistics. Recent highlights include:

Tourism: Assisted by a major marketing effort funded by a $30 million grant from BP, the Panhandle experienced record bed-tax revenues in 2011, with increases of 85 percent over 2010.

New Airport: The Northwest Florida Beaches International Airport, the first international airport to be built in the U.S. in the past ten years, opened in 2010 and is serviced by Delta and Southwest airlines.

Competition

There is significant competition within the financial services industry in general as well as with respect to the particular financial services provided by BankTrust. Within its markets, BankTrust competes directly with major banking institutions of comparable or larger size and resources and with various other smaller banking organizations. BankTrust also has numerous local and national nonbank competitors, including savings and loan associations, credit unions, mortgage companies, personal and commercial finance companies, investment brokerage and financial advisory firms, and mutual fund companies. Entities that deliver financial services and access to financial products and transactions exclusively through the Internet are another source of competition.

At June 30, 2011, BankTrust had a top five deposit market share in 11 of the 18 counties served and a first or second position in 9 of the 18 counties served.

Alabama Counties	Number of BankTrust Offices	BankTrust Market Deposits	Total Market Deposits	BankTrust Ranking	Market Share Percentage
	(Dollars in thousands)
Autauga	2	$97,136	$477,751	1	20.33%
Baldwin	4	81,515	3,233,012	10	2.52
Barbour	2	80,781	447,141	2	18.07
Bibb	1	27,854	174,260	3	15.98
Butler	4	94,887	283,832	1	33.43
Dallas	3	142,521	493,717	1	28.87
Elmore	4	100,654	737,137	2	13.65
Escambia	3	138,368	604,450	1	22.89
Jefferson	1	984	23,950,341	34	0.00
Lee	2	49,369	2,000,387	10	2.47
Marengo	2	84,877	418,137	2	20.30
Mobile	7	513,156	6,035,488	5	8.50
Monroe	2	114,655	329,192	1	34.83
Montgomery	2	98,785	5,915,831	10	1.67
Shelby	2	76,749	2,516,973	10	3.05

Florida Counties
Bay	2	$45,434	$2,559,859	13	1.77%
Okaloosa	3	38,565	3,525,011	19	1.09
Walton	4	96,151	752,223	2	12.78

The foregoing information for market deposits, ranking and market share percentage was obtained from the Federal Deposit Insurance Corporation.

BankTrust’s ability to compete effectively is a result of providing customers with desired products and services in a convenient and cost effective manner. BankTrust’s customers are influenced by convenience, quality of service, personal contacts, availability of products and services and competitive pricing. BankTrust strives to present a focused message to its customers, emphasizing its commitment to the interests of its customers and the markets in which it operates. BankTrust’s employees are expected to be actively involved in all aspects of the community in which they operate. BankTrust also maintains a network of local advisory boards to further enhance its connection to, and knowledge of, these markets. BankTrust is able to compete with larger financial institutions by providing superior customer service with localized decision-making capabilities.

Properties

BancTrust’s corporate headquarters occupies all or part of nine floors of a thirty-four story building located at 107 Saint Francis Street, in downtown Mobile, Alabama 36602, which is referred to as the BancTrust home office. BankTrust, which is headquartered in the BancTrust home office, leases this location. The building is known as the RSA—BankTrust Tower. In addition to the BancTrust home office, BankTrust currently operates 48 offices or branch locations in southern and central Alabama and the western panhandle of Florida, of which 41 are owned and seven are subject to either building or ground leases. On February 29, 2012, BancTrust closed one branch office located in Gulf Shores, Alabama. BankTrust also owns a building in Selma, Alabama that it uses as an operations center. Additionally, BankTrust owns a building in downtown Mobile, Alabama that was used as an operations center. BankTrust consolidated its operations department into its home office and plans to sell its operations center in downtown Mobile. BankTrust paid annual rents in 2011 of approximately $622 thousand. At December 31, 2011, there were no significant encumbrances on BankTrust’s offices, equipment or other operational facilities.

Employees

As of December 31, 2011, BancTrust had 540 full-time equivalent employees. Neither BancTrust nor BankTrust is a party to any collective bargaining agreement.

Legal Proceedings

In the ordinary course of operating its business, BancTrust may be a party to various legal proceedings from time to time. BancTrust does not believe that there are any pending or threatened proceedings against it, which, if determined adversely, would have a material effect on its business, results of operations or financial condition.

Supervision and Regulation

BancTrust and BankTrust are subject to extensive state and federal banking regulations that impose restrictions on, and provide for general regulatory oversight of, their operations. These laws generally are intended to protect depositors and the Deposit Insurance Fund, which is referred to as the DIF, and not shareholders. The following discussion describes the material elements of the regulatory framework that applies to BancTrust and BankTrust. This discussion is a general summary of the laws and regulations applicable to BancTrust and BankTrust and is qualified in its entirety by reference to the statutory or regulatory provisions being described.

BancTrust

Since BancTrust owns all of the capital stock of BankTrust, it is a bank holding company under the Bank Holding Company Act. As a result, BancTrust is primarily subject to the supervision, examination and reporting requirements of the Bank Holding Company Act and the Federal Reserve Board, including compliance with the Federal Reserve Board’s rules and regulations.

Permitted Activities. A bank holding company is generally permitted under the Bank Holding Company Act to engage in or acquire direct or indirect control of more than 5 percent of the voting shares of any company engaged in the following activities:

•	banking or managing or controlling banks; and

•	any activity that the Federal Reserve Board determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve Board has found to be so closely related to banking as to be a proper incident to the business of banking include:

•	factoring accounts receivable;

•	making, acquiring, brokering or servicing loans and usual related activities;

•	leasing personal or real property on certain terms and conditions;

•	operating a non-bank depository institution, such as a savings association;

•	trust company functions;

•	financial and investment advisory activities;

•	conducting securities brokerage activities as agent for the account of customers;

•	underwriting and dealing in government obligations and money market instruments;

•	providing specified management consulting and counseling activities;

•	performing selected data processing services and support services;

•	acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

•	performing selected insurance underwriting activities.

Despite prior approval, the Federal Reserve Board may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company’s continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

In addition to the permissible bank holding company activities listed above, a bank holding company meeting certain requirements may qualify and elect to become a financial holding company, permitting the bank holding company to engage in additional activities that are financial in nature or incidental or complementary to financial activity. The Bank Holding Company Act expressly lists the following activities as financial in nature:

•	lending, trust and other banking activities;

•	insuring, guaranteeing or indemnifying against loss or harm, or providing and issuing annuities and acting as principal, agent or broker for these purposes, in any state;

•	providing financial, investment or advisory services;

•	issuing or selling instruments representing interests in pools of assets permissible for a bank to hold directly;

•	underwriting, dealing in or making a market in securities;

•	other activities that the Federal Reserve Board may determine to be so closely related to banking or managing or controlling banks as to be a proper incident to managing or controlling banks;

•	foreign activities permitted outside of the United States if the Federal Reserve Board has determined them to be usual in connection with banking operations abroad;

•	merchant banking through securities or insurance affiliates; and

•	insurance company portfolio investments.

To qualify to become a financial holding company, BancTrust and its depository institution subsidiary must be well capitalized and well managed and its depository institution subsidiary must have a Community Reinvestment Act rating of at least “satisfactory.” Additionally, BancTrust must file an election with the Federal Reserve Board to become a financial holding company and must provide the Federal Reserve Board with 30 days written notice prior to engaging in a permitted financial activity. BancTrust is not a financial holding company as of the date of this proxy statement/prospectus.

Support of Subsidiary Institution. Under Federal Reserve Board policy, BancTrust is expected to act as a source of financial strength for BankTrust and to commit resources to support it.

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the Federal Reserve Board’s prior approval before taking certain actions, including:

•

acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

•	acquiring all or substantially all of the assets of any bank; or

•	merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve Board may not approve any of these transactions if it would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve Board is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned, the convenience and needs of the community to be served, the effectiveness of the bank holding companies and banks in combating money-laundering activities and the import of the transaction on the stability of the U.S. financial or banking system. The Federal Reserve Board’s consideration of financial resources generally focuses on capital adequacy, which is discussed below.

Under the Bank Holding Company Act, well-capitalized and well-managed bank holding companies may purchase banks located either inside or outside of BancTrust’s markets in Alabama and Florida. Certain state laws, however, place restrictions on the acquisition by an out-of-state bank holding company of a bank that has only been in existence for a limited amount of time or results in specified concentrations of deposits.

Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve Board approval prior to any person or company acquiring “control” of a bank or bank holding company. Under the Change in Bank Control Act, control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank or bank holding company. Control is presumed to exist, subject to rebuttal, if a person or company acquires 10% or more, but less than 25%, of any class of voting securities and either:

•	the bank holding company has registered securities under Section 12 of the Securities Act of 1934; or

•	no other person owns a greater percentage of that class of voting securities immediately after the transaction.

BancTrust’s common stock is registered under Section 12 of the Securities Exchange Act of 1934. The Federal Reserve Board’s regulations provide a procedure for rebutting a presumption of control.

BankTrust

The deposits of BancTrust’s subsidiary BankTrust are insured by the Federal Deposit Insurance Corporation, which is referred to as the FDIC, to the extent provided by law. BankTrust is also subject to numerous state and federal statutes and regulations that affect its business, activities and operations. It is a state-chartered bank subject to supervision and examination by the state banking authorities of the state of Alabama. The primary state regulator in Alabama is the Superintendent of the ABD. The FDIC and ABD regularly examine BankTrust’s operations and have authority to approve or disapprove mergers, consolidations, the establishment of branches and similar corporate actions. The federal and state banking regulators also have the power to prevent the continuance or development of unsafe or unsound banking practices or other violations of law.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of prompt corrective actions to resolve the problems of undercapitalized financial institutions. Under this system, the federal banking regulators have established five capital categories (well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized) in which all institutions are placed. Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. The severity of the action depends upon the capital category in which the institution is placed. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized. The federal banking agencies have specified by regulation the relevant capital level for each category. BancTrust and BankTrust were categorized as “Well Capitalized” at December 31, 2011. BankTrust has assured its regulators that it intends to maintain a Tier 1 leverage capital ratio of not less than 8.00 percent and to maintain its Tier 1 risk based capital ratio and total risk based capital ratios at “well-capitalized” levels of 6 percent and 10 percent, respectively. At December 31, 2011, BankTrust’s capital ratios exceeded all three of these target ratios with a Tier 1 leverage capital ratio of 8.19 percent, a Tier 1 Capital to risk-weighted assets ratio of 11.98 percent and a total capital to risk-weighted assets ratio of 13.25 percent.

An institution that is categorized as undercapitalized, significantly undercapitalized or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. A bank holding company must guarantee that a subsidiary depository institution meets its capital restoration plan, subject to various limitations. The controlling holding company’s obligation to fund a capital restoration plan is limited to the lesser of 5 percent of an undercapitalized subsidiary’s assets at the time it became undercapitalized or the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from accepting and renewing brokered deposits, increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with FDIC approval. The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

FDIC Insurance Assessments. BankTrust’s deposits are insured by the FDIC up to the amount permitted by law. BankTrust is thus subject to FDIC deposit insurance premium assessments. The FDIC uses a risk-based assessment system that assigns insured depository institutions to one of four risk categories, as well as a separate category for large and highly complex institutions. On February 7, 2009, the FDIC issued new rules for calculating BankTrust’s deposit insurance assessment base and assessment rates that took effect April 1, 2011. As required by the Dodd-Frank Act, BankTrust’s deposit insurance assessment base is defined as its average consolidated total assets less average tangible equity capital. The final rules also revised the assessment rates for insured depository institutions in various risk categories, adopted a new large-bank pricing assessment scheme and set a target size for the DIF. The rules shift the burden of paying assessments and protecting customers against bank failures toward larger and riskier financial institutions. The first premium payment under the new DIF assessment scheme was payable on September 30, 2011. The rules, as mandated by the Dodd-Frank Act, finalized a target size for the DIF at 2 percent of insured deposits. They also implement a lower assessment rate schedule when the fund reaches 1.15 percent and, in lieu of dividends, provide for a lower rate schedule when the reserve ratio reaches 2 percent and 2.5 percent. The rules lower overall assessment rates while generating the same approximate amount of revenue under the new larger base as was raised under the old base.

For institutions in the lowest risk category, the initial base assessment rate ranges from 5 to 9 basis points which, following adjustments based on the institutions’ unsecured debt and brokered deposits, would range from 2.5 to 9 basis points. For institutions assigned to higher risk categories, the new total base assessment rates range from 9 to 45 basis points. These ranges reflect a possible downward adjustment for unsecured debt outstanding and possible upward adjustments for secured liabilities and, in the case of institutions outside the lowest risk category, brokered deposits.

The FDIC also collects an assessment from insured financial institutions on behalf of The Financing Corporation, which is referred to as FICO. The funds from these assessments are used to service debt issued by FICO in its capacity as a financial vehicle for the Federal Savings & Loan Insurance Corporation. The FICO assessment rate is set quarterly and equaled 0.680 basis points for the fourth quarter of 2011.

Effective November 21, 2008 and terminating on December 31, 2010, the FDIC temporarily expanded deposit insurance limits for certain accounts under the FDIC’s Temporary Liquidity Guarantee Program, which is referred to as the TLG Program. Provided an institution did not opt out of the TLG Program, the FDIC fully guaranteed funds deposited in noninterest-bearing transaction accounts, including (1) interest on Lawyer Trust Accounts or IOLTA accounts, and (2) negotiable order of withdrawal accounts, which are referred to as NOW accounts, with rates no higher than .50 percent if the institution has committed to maintain the interest rate at or below that rate. A separate assessment was imposed for this expanded coverage. BankTrust did not opt out of the TLG Program. Under the Dodd Frank Act, these expanded deposit insurance limits were further extended through December 31, 2012, with some modifications. While the expanded limit for IOLTA accounts was extended, the expanded limit for NOW accounts was not. In addition, the expanded limits now apply to accounts held at all FDIC insured institutions—there is no opportunity for institutions to opt out.

Community Reinvestment Act. The Community Reinvestment Act requires that, in connection with examinations of financial institutions within their respective jurisdictions, the federal banking agencies evaluate the record of each financial institution in meeting the credit needs of its local community, including low and moderate-income neighborhoods. These facts are also considered in evaluating mergers, acquisitions and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on BankTrust. Additionally, BancTrust must publicly disclose the terms of various Community Reinvestment Act-related agreements.

Anti-Tying Restrictions. Under amendments to the Bank Holding Company Act and the Federal Reserve Board’s regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these arrangements on the condition that (1) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof; or (2) the customer may not obtain some other credit, property or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

Other Regulations. Interest and other charges collected or contracted for by BankTrust are subject to state usury laws and federal laws concerning interest rates. For example, under the Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, a lender is generally prohibited from charging an annual interest rate in excess of 6 percent on any obligation for which the borrower is a person on active duty with the United States military.

BankTrust’s operations are also subject to federal laws applicable to credit transactions, such as the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•

Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use of information from, and provision of information to, credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by a debt collector;

•

Servicemembers Civil Relief Act, which amended the Soldiers’ and Sailors’ Civil Relief Act of 1940, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service; and

•	the rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

The operations of BankTrust are subject to other laws and regulations, such as:

•

the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

•

the Electronic Funds Transfer Act, Regulation E and Regulation II issued by the Federal Reserve Board and the Bureau of Consumer Financial Protection regarding, among other things, automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services and debit interchange fees and network routing requirements for debit cards associated with deposit accounts.

Capital Adequacy

BancTrust is required to comply with the capital adequacy standards established by the Federal Reserve Board. The Federal Reserve Board has established a risk-based and a leverage measure of capital adequacy for bank holding companies. The risk-based capital standards are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure and to minimize disincentives for holding liquid assets. Assets and off-balance sheet items, such as letters of credit and unfunded loan commitments, are assigned to broad risk categories, each with appropriate risk weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The minimum required ratio of total capital to risk-weighted assets is 8 percent. Total capital consists of two components, Tier 1 Capital and Tier 2 Capital. Tier 1 Capital generally consists of common stock, minority interests in the equity accounts of consolidated subsidiaries, noncumulative perpetual preferred stock and a limited amount of qualifying cumulative perpetual preferred stock, less goodwill and other specified intangible assets. Tier 1 Capital must equal at least 4 percent of risk-weighted assets. Tier 2 Capital generally consists of subordinated debt, other preferred stock and a limited amount of loan loss reserves. The total amount of Tier 2 Capital included as part of the bank holding company’s total capital for purposes of the total risk-based capital ratio is limited to 100 percent of Tier 1 Capital. At March 31, 2012, BancTrust’s ratio of total capital to risk-weighted assets was 11.94 percent and BancTrust’s ratio of Tier 1 Capital to risk-weighted assets was 10.67 percent. Both ratios were above the minimum regulatory requirement.

In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 Capital to average total assets, less goodwill and other specified intangible assets, of 3 percent for bank holding companies that meet specified criteria, including having the highest regulatory rating and implementing the Federal Reserve Board’s risk-based capital measure for market risk. All other bank holding companies generally are required to maintain a leverage ratio of at least 4 percent. At March 31, 2012, BancTrust’s leverage ratio was 7.45 percent, which was above the minimum leverage ratio guidelines. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without reliance on intangible assets. The Federal Reserve Board considers the leverage ratio and other indicators of capital strength in evaluating proposals for expansion or new activities.

Failure to meet capital guidelines could subject a bank or bank holding company to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits and certain other restrictions on its business. As described above, significant additional restrictions can be imposed on FDIC-insured depository institutions that fail to meet applicable capital requirements. To ensure BancTrust’s capital is maintained at acceptable levels, it is currently required to obtain approval from the Federal Reserve Bank of Atlanta prior to declaring dividends on its common or preferred stock, incurring additional debt or modifying or refinancing existing debt, or reducing its capital position by purchasing or redeeming its outstanding securities.

BancTrust regularly monitors its and BankTrust’s current and projected capital ratios.

Payment of Dividends

BancTrust is a legal entity separate and distinct from its subsidiary, BankTrust. BancTrust’s principal source of cash flow, including cash flow to pay dividends to its common shareholders and to holders of the preferred stock it issued to Treasury, is dividends from BankTrust. There are statutory and regulatory limitations on the payment of dividends by BankTrust, and there are statutory and regulatory limitations on BancTrust’s ability to pay dividends to its shareholders. BancTrust is currently required to obtain approval from the Federal Reserve Bank of Atlanta prior to declaring dividends on its common or preferred stock.

As to the payment of dividends, BankTrust is subject to the laws and regulations of the state of Alabama and to the regulations of the FDIC. Various federal and state statutory provisions limit the amount of dividends it can pay to BancTrust without regulatory approval.

Under Alabama law, a bank may not pay a dividend in excess of 90 percent of its net earnings until the bank’s surplus is equal to at least 20 percent of its capital. An Alabama state bank is also required by Alabama law to obtain the prior approval of the Superintendent of the ABD for the payment of dividends if the total of all dividends declared by it in any calendar year will exceed the total of (1) its net earnings (as defined by statute) for that year, plus (2) its retained net earnings for the preceding two years, less any required transfers to surplus. In addition, no dividends may be paid from an Alabama state bank’s surplus without the prior written approval of the Superintendent of the ABD.

Under Alabama law, no corporation may pay a cash dividend or other distribution to its shareholders if, after giving effect to such distribution, (1) the corporation would not be able to pay its debts as they become due in the usual course of business or (2) the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution.

If, in the opinion of a federal bank regulatory agency, an institution under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the depository institution, could include the payment of dividends), such agency may require, after notice and hearing, that such institution cease and desist from such practice. The federal banking agencies have indicated that paying dividends that deplete an institution’s capital base to an inadequate level would be an unsafe and unsound banking practice. Under current federal law, an insured institution may not pay any dividend if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the Federal Reserve Board and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally pay dividends only out of current operating earnings.

In addition to the ability of BancTrust and BankTrust to pay dividends under Alabama law and FDIC and Federal Reserve Board regulations, its ability to pay dividends on its common stock is also limited by its participation in Treasury’s Capital Purchase Program. If BancTrust is not current in the payment of quarterly dividends on the BancTrust TARP preferred stock, it cannot pay dividends on its common stock. BancTrust did not pay a dividend on its common stock in 2011 or 2010 and BancTrust deferred payment of its May 2012 TARP preferred stock dividend.

At December 31, 2011, BankTrust was unable to pay dividends without regulatory approval. BancTrust requested and received approval for BankTrust to pay $2.1 million in dividends to BancTrust in 2011.

Restrictions on Transactions with Affiliates

BankTrust is subject to the provisions of Section 23A of the Federal Reserve Act. Section 23A places limits on the amount of:

•	a bank’s loans or extensions of credit to affiliates;

•	a bank’s investment in affiliates;

•	assets a bank may purchase from affiliates, except for real and personal property exempted by the Federal Reserve Board;

•	loans or extensions of credit to third parties collateralized by the securities or obligations of affiliates; and

•	a bank’s guarantee, acceptance or letter of credit issued on behalf of an affiliate.

The total amount of the above transactions is limited in amount, as to any one affiliate, to 10 percent of a bank’s capital and surplus and, as to all affiliates combined, to 20 percent of a bank’s capital and surplus. In addition to the limitation on the amount of these transactions, each of the above transactions must also meet specified collateral requirements. BankTrust must also comply with other provisions designed to prevent it from acquiring low-quality assets.

BankTrust is also subject to the provisions of Section 23B of the Federal Reserve Act which, among other things, prohibit a depository institution from engaging in the above transactions with affiliates unless the transactions are on terms substantially the same, or at least as favorable to, the depository institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies. The Dodd-Frank Act also placed additional restrictions on transactions with certain affiliates.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly sponsoring a product or service with a nonaffiliated third party. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Consumer Credit Reporting

In 2004, the Fair and Accurate Credit Transactions Act, which is referred to as the FCRA Amendments, amended the federal Fair Credit Reporting Act. The FCRA Amendments include, among other things:

•

requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, place a fraud alert in the consumer’s credit file stating that the consumer may be the victim of identity theft or other fraud;

•	consumer notice requirements for lenders that use consumer report information in connection with risk-based credit pricing programs;

•

requirements for entities that furnish information to consumer reporting agencies (which include BankTrust), to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate; and

•	a requirement for mortgage lenders to disclose credit scores to consumers.

The FCRA Amendments also prohibit a business that receives consumer information from an affiliate from using that information for marketing purposes unless the consumer is first provided a notice and an opportunity to direct the business not to use the information for such marketing purposes (an opt-out), subject to certain exceptions. BancTrust does not share consumer information among its affiliated companies for marketing purposes, except as allowed under exceptions to the notice and opt-out requirements. Because no affiliate of BancTrust is currently sharing consumer information with any other affiliate of BancTrust for marketing purposes, the limitations on sharing of information for marketing purposes do not have a significant impact on it.

Anti-Terrorism and Money Laundering Legislation

BankTrust is subject to the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, which is referred to as the USA PATRIOT Act, the Bank Secrecy Act and rules and regulations of the Office of Foreign Assets Control, which is referred to as the OFAC. These statutes and related rules and regulations impose requirements and limitations on specific financial transactions and account relationships and are intended to guard against money laundering and terrorism financing. BankTrust has established a customer identification program pursuant to Section 326 of the USA PATRIOT Act and the Bank Secrecy Act, and otherwise has implemented policies and procedures to comply with the foregoing rules.

Effect of Governmental Monetary Policies

BancTrust’s earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Board’s monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks. The Federal Reserve Board has the power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board affect the levels of bank loans, investments and deposits through its control over the issuance of U.S. government securities, its regulation of the discount rate applicable to member banks and its influence over reserve requirements to which member banks are subject. BancTrust cannot predict the nature or impact of future changes in monetary and fiscal policies.

Recent Laws and Regulatory Activities

Dodd-Frank Act. On July 21, 2010, the Dodd-Frank Act was signed into law. The Dodd-Frank Act fundamentally restructures federal banking regulation. Among other things, the Dodd-Frank Act creates a new Financial Stability Oversight Council to identify systemic risks in the financial system and gives federal regulators new authority to take control of and liquidate financial firms. The Dodd-Frank Act also creates a new independent federal regulator to administer federal consumer protection laws. Many of the provisions of the Dodd-Frank Act have delayed effective dates and the legislation requires various federal agencies to promulgate numerous and extensive implementing regulations over the next several years. Although the substance and scope of these regulations cannot be completely determined at this time, it is expected that the legislation and implementing regulations will increase BancTrust’s operating and compliance costs. The following discussion summarizes certain significant aspects of the Dodd-Frank Act.

The Dodd-Frank Act requires the Federal Reserve Board to apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions. Under these standards, trust preferred securities will be excluded from Tier 1 capital unless such securities were issued prior to May 19, 2010 by a bank holding company with less than $15 billion in assets. Because BancTrust’s trust preferred securities meet these requirements, they will continue to be included in its Tier 1 capital, but any future issuances of trust preferred securities would not be included in its Tier 1 capital. The Dodd-Frank Act additionally requires capital requirements to be countercyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

The Dodd-Frank Act permanently increases the maximum deposit insurance amount for financial institutions to $250,000 per depositor, and extends unlimited deposit insurance to noninterest bearing transaction accounts through December 31, 2012. The Dodd-Frank Act also broadens the base for FDIC insurance assessments. Assessments will now be based on the average consolidated total assets less tangible equity capital of a financial institution. The Dodd-Frank Act requires the FDIC to increase the reserve ratio of the Deposit Insurance Fund from 1.15 percent to 1.35 percent of insured deposits by 2020 and eliminates the requirement that the FDIC pay dividends to insured depository institutions when the reserve ratio exceeds certain thresholds. Effective as of July 21, 2011, the Dodd-Frank Act eliminated the federal statutory prohibition against the payment of interest on business checking accounts.

The Dodd-Frank Act requires publicly traded companies to give shareholders a non-binding vote on executive compensation at their first annual meeting taking place six months after the date of enactment and at least every three years thereafter and on “golden parachute” payments in connection with approvals of mergers and acquisitions unless previously voted on by shareholders. Because BancTrust participated in Treasury’s Capital Purchase Program, it is required to give shareholders a non-binding vote on executive compensation at every annual meeting until the BancTrust TARP preferred stock is redeemed. The Dodd-Frank Act also directs the federal banking regulators to promulgate rules prohibiting excessive compensation paid to executives of depository institutions and their holding companies with assets in excess of $1.0 billion, regardless of whether the institution is publicly traded or not. Additionally, the Dodd-Frank Act authorizes the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company’s proxy materials and gives the SEC authority to prohibit broker discretionary voting on elections of directors and executive compensation matters.

Effective as of July 21, 2011, the Dodd-Frank Act prohibits a depository institution from converting from a state to federal charter or vice versa while it is the subject of a cease and desist order or other formal enforcement action or a memorandum of understanding with respect to a significant supervisory matter unless the appropriate federal banking agency gives notice of the conversion to the federal or state authority that issued the enforcement action and that agency does not object within 30 days. The notice must include a plan to address the significant supervisory matter. The converting institution must also file a copy of the conversion application with its current federal regulator, which must notify the resulting federal regulator of any ongoing supervisory or investigative proceedings that are likely to result in an enforcement action and provide access to all supervisory and investigative information relating hereto.

The Dodd-Frank Act authorizes national and state banks to establish branches in other states to the same extent as a bank chartered by that state would be permitted to branch. Previously, banks could only establish branches in other states if the host state expressly permitted out-of-state banks to establish branches in that state.

Effective as of July 21, 2011, the Dodd-Frank Act expands the definition of affiliate for purposes of quantitative and qualitative limitations of Section 23A of the Federal Reserve Act to include mutual funds advised by a depository institution or its affiliates. The Dodd-Frank Act will apply Section 23A and Section 22(h) of the Federal Reserve Act (governing transactions with insiders) to derivative transactions, repurchase agreements and securities lending and borrowing transactions that create credit exposure to an affiliate or an insider. Any such transactions with affiliates must be fully secured. The current exemption from Section 23A for transactions with financial subsidiaries will be eliminated. The Dodd-Frank Act will additionally prohibit an insured depository institution from purchasing an asset from or selling an asset to an insider unless the transaction is on market terms and, if representing more than 10 percent of capital, is approved in advance by the disinterested directors. Finally, the Dodd-Frank Act prohibits, with certain limited exceptions, banks and bank holding companies from engaging in proprietary trading or from making or holding investments in private equity or hedge funds. Neither BancTrust nor its affiliates advise mutual funds, engage in significant proprietary trading or invest or sponsor private equity or hedge funds, and BancTrust does not expect these provisions to have a material effect on its business or finances.

The Dodd-Frank Act requires that the amount of any interchange fee charged by a debit card issuer with respect to a debit card transaction must be reasonable and proportional to the cost incurred by the issuer. Effective October 1, 2011, the Federal Reserve Board set new caps on interchange fees at $0.21 per transaction, plus an additional five basis-point charge per transaction to help cover fraud losses. An additional $0.01 per transaction is allowed if certain fraud-monitoring controls are in place. While the restrictions on interchange fees do not apply to banks that, together with their affiliates, have assets of less than $10 billion, such as BancTrust, the new restrictions could negatively impact bank card services income for smaller banks if the reductions that are required of larger banks cause industry-wide reduction of interchange fees. This provision of the Dodd-Frank Act and its implementing Regulation II also require that all debit cards be enabled with two or more unaffiliated networks for processing electronic debit transactions initiated by the debit card. No exemption is available from the network routing requirements and, accordingly, BankTrust has implemented the necessary requirement to ensure that its debit cards are enabled with the appropriate number of networks.

The Dodd-Frank Act creates a new, independent federal agency called the Consumer Financial Protection Bureau, which is referred to as the CFPB, which has broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Act, the Consumer Financial Privacy provisions of the Gramm-Leach-Bliley Act and certain other statutes. The CFPB will have examination and primary enforcement authority with respect to depository institutions with $10 billion or more in assets. Depository institutions with less than $10 billion in assets, such as BankTrust, will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer compliance purposes. The CFPB will have authority to prevent unfair, deceptive or abusive acts and practices in connection with the offering of consumer financial products. The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages including a determination of the borrower’s ability to repay. In addition, the Dodd-Frank Act will allow borrowers to raise certain defenses to foreclosure if they receive any loan other than a “qualified mortgage” as defined by the CFPB. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

Basel III. The Basel Committee released in December 2010 revised final frameworks for the regulation of capital and liquidity of internationally active banking organizations. These new frameworks are generally referred to as Basel III. Although Basel III is intended to be implemented by participating countries for large, internationally active banks, it was anticipated that its provisions would be considered by U.S. banking regulators in developing new regulations applicable to other banks in the United States, including those developed pursuant to directives in the Dodd-Frank Act. On June 4, 2012, the Federal Reserve Board proposed new capital requirements that are consistent with Basel III. If adopted as proposed, the proposed rules will require, among other things, a minimum common equity tier 1 capital ratio of 4.5 percent, net of regulatory deductions, and establish a capital conservation buffer of an additional 2.5 percent of common equity to risk-weighted assets above the regulatory minimum capital requirement, establishing a minimum common equity tier 1 ratio plus capital conservation buffer at 7 percent. In addition, the proposed rules increase the minimum tier 1 capital requirement from 4 percent to 6 percent of risk-weighted assets. The proposed rules also specify that a bank with a capital conservation buffer of less than 2.5 percent would potentially face limitations on capital distributions and bonus payments to executives.

Final Guidance on Incentive Compensation Policies for Banking Organizations. In June 2010, the federal banking agencies jointly issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (1) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (2) be compatible with effective internal controls and risk management, and (3) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. The Federal Reserve Board will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as BancTrust, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

U.S. Treasury Capital Purchase Program. Pursuant to Treasury’s Capital Purchase Program, which is referred to as the CPP, on December 19, 2008 BancTrust issued to Treasury 50,000 shares of the BancTrust TARP preferred stock and the BancTrust TARP warrant to purchase up to 731,000 shares of Banc Trust Common Stock at an exercise price of $10.26 per share for an aggregate purchase price of $7.5 million in cash. The securities purchase agreement pursuant to which the securities issued to Treasury under the CPP were sold under certain circumstances limits the payment of dividends on BancTrust’s common stock and BancTrust’s ability to repurchase shares of its common stock, grants the holders of the preferred stock, the warrant and the common stock of BancTrust to be issued under the warrants certain registration rights, and subjects BancTrust to certain executive compensation limitations included in the Emergency Economic Stabilization Act of 2008 and the American Relief and Recovery Act of 2009.

Proposed Legislation and Regulatory Action.

The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on BancTrust, its customers or the financial industry as a whole. Provisions in the legislation that affect deposit insurance assessments, payment of interest on demand deposits and interchange fees could increase the costs associated with deposits and place limitations on certain revenues those deposits may generate.

New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of the nation’s financial institutions. BancTrust cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which its business may be affected by any new regulation or statute.

Available Information

BancTrust’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and amendments of those reports filed with or furnished to the SEC are available on its website at www.banktrustonline.com by following the “Investor Relations” tab and then clicking on the link to “Financial Information.” These documents are made available free of charge on BancTrust’s website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. You may also request a copy of these filings, at no cost, by writing or telephoning BancTrust at the following address:

BancTrust Financial Group, Inc.

Attn: F. Michael Johnson

107 Saint Francis Street

Suite 3100

Mobile, Alabama 36602

(251) 431-7800

You may also read and copy any document that BancTrust files with the SEC at the SEC’s public reference room at 100 F. Street NE, Washington D.C. 20549. You can also obtain copies of the documents upon payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC as BancTrust does. BancTrust’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

RECENT DEVELOPMENTS

Mortgage Repurchase Settlement Agreement

On July 2, 2012, BankTrust entered into a Final Settlement Agreement with Countrywide Home Loans, Inc. pursuant to which BankTrust paid Countrywide Home Loans $3.520 million as full and final settlement of any and all claims and disputes related to mortgage loans sold by BankTrust or its predecessors in interest to Countrywide Home Loans prior to July 2, 2012 pursuant to loan purchase agreements between BankTrust, or its predecessors in interest, and Countrywide Home Loans. The Final Settlement Agreement contains a mutual release whereby BankTrust and Countrywide Home Loans fully, finally and completely release each other and their respective related parties from any claims and disputes related to the mortgage loans transferred by BankTrust or its predecessors in interest to Countrywide Home Loans.

THE BANCTRUST SPECIAL MEETING

This section contains information for BancTrust shareholders about the BancTrust special meeting. We are mailing this proxy statement/prospectus to you, as a BancTrust shareholder, on or about August 13, 2012. Together with this proxy statement/prospectus, we are also sending to you a notice of the BancTrust special meeting and a form of proxy card that BancTrust’s board of directors is soliciting for use at the BancTrust special meeting and at any adjournments or postponements of the BancTrust special meeting.

This proxy statement/prospectus is also being furnished by Trustmark to BancTrust shareholders as a prospectus in connection with the issuance of shares of Trustmark common stock upon the effective time of the merger.

Date, Time and Place of BancTrust Special Meeting

The BancTrust special meeting will be held at BancTrust’s corporate offices located at 107 Saint Francis Street, Mobile, Alabama 36602, on September 26, 2012, at 10:00 a.m., local time.

Matters to Be Considered

At the BancTrust special meeting, you will be asked to consider and vote upon the following matters:

•	a proposal to approve the merger agreement and the transactions it contemplates;

•	the merger-related named executive officer compensation proposal; and

•	the adjournment proposal.

Recommendation of the BancTrust Board of Directors

BancTrust’s board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interest of BancTrust and its shareholders and that the terms and conditions of the merger and the merger agreement are fair to its shareholders, and has unanimously approved and adopted the merger agreement and the transactions contemplated thereby. BancTrust’s board of directors unanimously recommends that BancTrust shareholders vote “FOR” approval of the merger agreement, “FOR” the merger-related named executive officer compensation proposal and “FOR” the adjournment proposal. See “The Merger—BancTrust’s Reasons for the Merger; Recommendation of the BancTrust Board of Directors” on page 55 for a more detailed discussion of the BancTrust board of directors’ recommendation.

Record Date and Quorum

BancTrust’s board of directors has fixed the close of business on August 10, 2012, as the record date for determining the holders of BancTrust common stock entitled to receive notice of and to vote at the BancTrust special meeting.

As of the record date, there were 17,967,388 shares of BancTrust common stock outstanding and entitled to vote at the BancTrust special meeting held by approximately [—] holders of record. Each share of BancTrust common stock entitles the holder to one vote at the BancTrust special meeting on each proposal to be considered at the BancTrust special meeting.

The presence at the BancTrust special meeting, in person or by proxy, of the holders of a majority of the stock issued and outstanding and entitled to vote thereat will constitute a quorum for the transaction of business. Shares that are present, or represented by a proxy, at the BancTrust special meeting and any postponement or adjournment thereof will be counted for quorum purposes regardless of whether the holder of the shares or proxy fails to vote on any particular matter, or “abstains” on any matter. If a quorum is not present at the BancTrust special meeting, the BancTrust special meeting will be adjourned until the holders of the number of shares required to constitute a quorum are represented.

Vote Required; Treatment of Abstentions and Failure to Vote

Approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of BancTrust common stock entitled to vote at the BancTrust special meeting. You are entitled to one vote for each share of BancTrust common stock you held as of the record date. Because approval is based on the affirmative vote of at least two-thirds of shares outstanding, your failure to vote, failure to instruct your bank or broker with respect to the proposal to approve the merger agreement, or an abstention will have the same effect as a vote against approval of the merger agreement.

Approval of the merger-related named executive officer compensation proposal requires the affirmative vote of more shares in favor of the proposal than against the proposal. Because approval of the merger-related named executive officer compensation proposal is based on the affirmative vote of shares voting at the BancTrust special meeting on this proposal, an abstention, a failure to vote or a failure to instruct your bank or broker with respect to this proposal will have no effect on this proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of shares of BancTrust common stock entitled to vote on, and voting for or against or expressly abstaining with respect to, such proposal at the BancTrust special meeting, even if less than a quorum. Because approval of the adjournment proposal is based on the affirmative vote of a majority of shares voting or expressly abstaining at the BancTrust special meeting, abstentions will have the same effect as a vote against this proposal. The failure to vote or failure to instruct your bank or broker with respect to the adjournment proposal, however, will have no effect on the adjournment proposal.

Shares Held by Directors and Executive Officers

As of the record date, directors and executive officers of BancTrust and their affiliates owned and were entitled to vote [—] shares of BancTrust common stock, representing approximately [—] percent of the shares of BancTrust common stock outstanding on that date. BancTrust currently expects that its directors and executive officers will vote their shares in favor of the merger agreement proposal, the merger-related named executive officer compensation proposal and the adjournment proposal, although none of them has entered into any agreements obligating them to do so. As of the record date, Trustmark beneficially held no shares of BancTrust’s common stock and Trustmark’s directors and executive officers or their affiliates held no BancTrust common stock. See “The Merger—Interests of BancTrust’s Directors and Executive Officers in the Merger” beginning on page 66.

Voting of Proxies; Incomplete Proxies

Each copy of this proxy statement/prospectus mailed to holders of BancTrust common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this proxy statement/prospectus, or call the toll-free telephone number or use the Internet as described in the instructions included with your proxy card or voting instruction card, regardless of whether you plan to attend the BancTrust special meeting.

If you hold your stock in “street name” through a bank or broker, you must direct your bank or broker to vote in accordance with the instructions you have received from your bank or broker.

BancTrust shareholders should not send BancTrust stock certificates with their proxy cards. After the merger is completed, holders of BancTrust common stock will be mailed a transmittal form with instructions on how to exchange their BancTrust stock certificates for the merger consideration.

All shares represented by valid proxies (including those given by telephone or the Internet) that we receive through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” approval of the merger agreement, “FOR” approval of the merger-related named executive officer compensation proposal and “FOR” approval of the adjournment proposal. No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the BancTrust special meeting or at any adjournment or postponement of the BancTrust special meeting.

Shares Held in Street Name; Broker Non-Votes

If you hold your shares of BancTrust common stock in the name of a bank, broker or other nominee and do not provide voting instructions to the bank, broker or other nominee, your shares will not be voted on the proposal to approve the merger agreement, the merger-related named executive officer compensation proposal or the adjournment proposal. This is called a broker non-vote. In the case of a broker non-vote, the bank, broker or other nominee can register your shares as being present at the BancTrust special meeting for purposes of determining the presence of a quorum, but will not be able to vote on any of the proposals. Therefore, if your broker, bank or other nominee holds your shares of BancTrust common stock in “street name,” your broker, bank or other nominee will vote your shares of BancTrust common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this proxy statement/prospectus.

Revocability of Proxies and Changes to a BancTrust Shareholder’s Vote

If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to BancTrust’s secretary, (3) voting again by telephone or the Internet, or (4) attending the BancTrust special meeting in person, notifying the secretary, and voting by ballot at the BancTrust special meeting.

Any shareholder entitled to vote in person at the BancTrust special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying BancTrust’s secretary) of a shareholder at the BancTrust special meeting will not constitute revocation of a previously given proxy.

Written notices of revocation and other communications about revoking your proxy should be addressed to:

BancTrust Financial Group, Inc.

107 Saint Francis Street

Mobile, Alabama 36602

Attention: F. Michael Johnson

If your shares are held in “street name” by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

BancTrust will bear the entire cost of soliciting proxies from you, except that BancTrust and Trustmark will bear equally the cost of printing this proxy statement/prospectus and all filing fees paid to the SEC in connection with this proxy statement/prospectus. In addition to solicitation of proxies by mail, BancTrust will request that banks, brokers, and other record holders send proxies and proxy material to the beneficial owners of BancTrust common stock and secure their voting instructions. BancTrust will reimburse the record holders for their reasonable expenses in taking those actions. BancTrust has also made arrangements with Morrow & Co., LLC to assist it in soliciting proxies and has agreed to pay them $12,500 plus reasonable expenses for these services. If necessary, BancTrust may use directors, officers and several of its regular employees, who will not be specially compensated, to solicit proxies from the BancTrust shareholders, either personally or by telephone, facsimile, letter or other electronic means.

Attending the BancTrust Special Meeting

All holders of BancTrust common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the BancTrust special meeting. Shareholders of record can vote in person at the BancTrust special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the BancTrust special meeting. If you plan to attend the BancTrust special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. BancTrust reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the BancTrust special meeting is prohibited without BancTrust’s express written consent.

Assistance

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of BancTrust common stock, please contact Morrow & Co., LLC, BancTrust’s proxy solicitor:

Morrow & Co., LLC

470 West Ave

Stamford, CT 06902

Banks and Brokers please call: (203) 658-9400

Shareholders please call: (877) 780-4190

THE BANCTRUST PROPOSALS

Proposal 1: Approval of the Merger Agreement

BancTrust is asking its shareholders to approve the merger agreement. For a detailed discussion of the terms and conditions of the merger agreement, see “The Merger Agreement.” As discussed in the section entitled “The Merger—BancTrust’s Reasons for the Merger; Recommendation of the BancTrust Board of Directors,” after careful consideration, the BancTrust board of directors, by a unanimous vote of all directors, approved and adopted the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of BancTrust and the BancTrust shareholders.

Required Vote

The approval of the merger agreement requires the affirmative vote of the holders of at least two-thirds of the shares of BancTrust common stock outstanding and entitled to vote. Failures to vote, votes to abstain and broker non-votes, if any, will have the effect of votes “AGAINST” the proposal.

The BancTrust board of directors unanimously recommends that BancTrust shareholders vote “FOR” the approval of the merger agreement.

Proposal 2: Merger-Related Named Executive Officer Compensation Proposal

In accordance with Section 14A of the Exchange Act, BancTrust is providing its shareholders with the opportunity to cast an advisory (nonbinding) vote on the compensation that may be paid or become payable to its named executive officers in connection with the merger and the agreements and understandings pursuant to which such compensation may be paid or become payable. As required by those rules, BancTrust is asking its shareholders to vote on the approval of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to BancTrust’s named executive officers in connection with the merger and the agreements or understandings pursuant to which such compensation may be paid or become payable, as disclosed in the table in the section of the proxy statement/prospectus entitled “The Merger—Interests of BancTrust’s Directors and Executive Officers in the Merger—Golden Parachute Compensation for BancTrust’s Named Executive Officers,” including the associated narrative discussion, are hereby APPROVED.”

The vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to approve the merger agreement. Accordingly, you may vote to approve the merger agreement and vote not to approve the executive compensation or vice versa. Because the vote on executive compensation that may be paid or become payable in connection with the merger is advisory only, it will not be binding on either BancTrust or Trustmark. Accordingly, because BancTrust is contractually obligated to pay the compensation, if the merger agreement is approved and the merger is consummated, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory vote.

Required Vote

The approval of the merger-related named executive officer compensation proposal requires the affirmative vote of more shares in favor of the proposal than against the proposal. Because approval of the merger-related named executive officer compensation proposal is based on the affirmative vote of shares voting at the BancTrust special meeting, abstentions, failures to vote and broker non-votes, if any, will have no effect on the merger-related named executive officer compensation proposal.

The BancTrust board of directors unanimously recommends that BancTrust shareholders vote “FOR” the merger-related named executive officer compensation proposal.

Proposal 3: Adjournment Proposal

BancTrust shareholders are being asked to adjourn the BancTrust special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal.

If at the BancTrust special meeting there are an insufficient number of shares of BancTrust common stock present in person or represented by proxy and voting in favor of the approval of the merger agreement, BancTrust may move to adjourn the BancTrust special meeting in order to enable the BancTrust board of directors to solicit additional proxies for approval of such proposal. If the BancTrust shareholders approve this proposal, BancTrust could adjourn the BancTrust special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from BancTrust shareholders who have previously voted. If the adjournment is for more than 30 days or, if after the adjournment a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the adjourned meeting.

Required Vote

The approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the shares of BancTrust common stock entitled to vote and present in person or represented by proxy, whether or not a quorum is present. Abstaining will have the same effect as a vote “AGAINST” the proposal. Failures to vote and broker non-votes, if any, will not be voted, but this will not have an effect on the adjournment proposal.

The BancTrust board of directors unanimously recommends that BancTrust shareholders vote “FOR” the adjournment proposal.

THE MERGER

The following discussion contains material information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement included as Annex A to this proxy statement/prospectus. We urge you to read carefully this entire proxy statement/prospectus, including the merger agreement included as Annex A, for a more complete understanding of the merger.

Terms of the Merger

Trustmark’s and BancTrust’s boards of directors have each unanimously approved the merger agreement. The merger agreement provides for the acquisition of BancTrust by Trustmark through the merger of BancTrust with and into Trustmark, with Trustmark continuing as the surviving corporation. In the merger, each share of BancTrust common stock, par value $0.01 per share, issued and outstanding immediately prior to the effective time of the merger, except for shares of BancTrust common stock held by Trustmark, BancTrust and their respective subsidiaries, will be converted into the right to receive 0.125 of a share of Trustmark common stock. No fractional shares of Trustmark common stock will be issued in connection with the merger, and holders of BancTrust common stock will be entitled to receive cash in lieu thereof.

BancTrust shareholders are being asked to approve the merger agreement. See the section entitled “The Merger Agreement” beginning on page 74 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to consummation of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

BancTrust’s board of directors and management regularly review and discuss BancTrust’s financial condition, performance, prospects and business strategy, in fulfillment of their duties to oversee and direct the management of BancTrust. As a part of this regular review and discussion, and to enhance and maximize shareholder value, BancTrust’s board of directors periodically considers strategic alternatives and initiatives, such as continuation of BancTrust as an independent institution, acquiring other banks or bank assets, conducting equity offerings to raise capital and enhance liquidity, and entering into business combinations with similarly-sized or larger financial institutions.

Over the last several years, as the financial crisis and economic recession have had an adverse impact on the operations of U.S. financial institutions generally and have had a similarly adverse impact on the operations of BancTrust, a number of factors have heavily influenced BancTrust’s strategic direction. Those factors include, but are not limited to, significant deterioration in the asset quality experienced by BancTrust, principally, but not exclusively, in the Florida Panhandle market, limited loan growth in the BancTrust market areas, compression of net interest margin due to a flat interest rate environment, increased competition in the markets in which BancTrust operates, and increased regulatory oversight brought about by the financial crisis. While BancTrust’s strong capital base has enabled it to sustain the losses it has incurred to date and to remain well-capitalized, BancTrust’s high level of non-performing assets has recently made it increasingly difficult to obtain the regulatory approvals necessary for BankTrust to fund the operations of the holding company, including servicing debt obligations, through the payment of dividends by BankTrust to the holding company.

To preserve capital in light of its escalated level of nonperforming assets, BancTrust ceased paying dividends on BancTrust common stock during the third quarter of 2009, and announced that it would cease making dividend payments on its TARP preferred stock and would defer making payments on its trust preferred securities during the first quarter of 2012. Additionally, BancTrust has been required to restructure, on several occasions, a $20 million promissory note, payable to the FDIC as receiver for Silverton Bank, N.A., due to its inability to make principal payment reductions. This note was originally due in 2009, but has been extended several times and is currently due and payable on April 16, 2013.

As a result of its asset quality issues, BancTrust continued throughout 2009 and 2010 to investigate and pursue, with the assistance of two investment banking firms, various strategies to raise equity capital to better enable it to withstand losses related to deteriorating credit quality and to provide liquidity at the holding company level. General market conditions and the BP oil spill in the Gulf of Mexico, however, prevented the completion of all but one of these efforts, pursuant to which $750,000 of BancTrust common stock was sold.

In early 2011, BancTrust hired KBW as its financial advisor and placement agent to assist it in raising capital by means of a private placement of BancTrust common stock to private equity firms and other institutional investors. Throughout 2011, BancTrust pursued, although not exclusively, that strategy, and BancTrust’s management made presentations to a number of potential investors, and a number of potential investors conducted due diligence on BancTrust by means of a virtual data room established for the capital raise and during several on-site visits. During this time, BancTrust identified two lead investors and sought a number of smaller investors needed to complete the equity offering with limited success.

In May 2011, recognizing that an equity offering might not be successful and believing that the exploration of a second course of action would be beneficial, the executive committee of BancTrust’s board of directors discussed alternatives to a recapitalization of BancTrust as a separate entity and authorized management to contact Trustmark and inquire as to whether it had any interest in discussing a strategic business combination. Following that inquiry, representatives of Trustmark and BancTrust met for preliminary discussions. On May 27, 2011, Trustmark executed a confidentiality agreement; and, during June and July of 2011, Trustmark conducted its due diligence investigation of BancTrust and was given access to the virtual data room established for the capital raise. Periodic discussions between the management teams of Trustmark and BancTrust continued during this time, but in late July discussions were called off by BancTrust in order to focus exclusively on an equity offering.

As BancTrust continued to pursue a recapitalization through an equity offering during the late summer of 2011, it became apparent to BancTrust’s board of directors that the equity offering was becoming increasingly more challenging to complete in light of the then current environment, particularly due to market conditions, asset quality concerns at BancTrust and the negotiations between investors and Treasury regarding the treatment of BancTrust’s TARP preferred stock in the potential equity offering. Recognizing that the recapitalization of BancTrust, whether through an equity offering or a strategic merger, was of paramount importance, BancTrust’s board of directors decided to proceed on a dual path toward that end. In order to enhance opportunities for a recapitalization that would maximize value to BancTrust shareholders, the BancTrust board of directors decided to explore a potential strategic merger while continuing to pursue an equity offering.

At a meeting on September 19, 2011, the executive committee of BancTrust’s board of directors asked W. Bibb Lamar, Jr., BancTrust’s president and CEO, to re-establish communication with Gerard R. Host, Trustmark’s president and CEO. On September 22, Mr. Lamar called Mr. Host and told him that BancTrust would be interested in resuming discussions about a possible strategic business combination. Following that conversation, KBW conveyed BancTrust’s interest in resuming discussions to Mr. Host, who was receptive to the idea.

On October 3, 2011, senior executives from BancTrust and from Trustmark met with representatives from KBW and Sandler O’Neill + Partners, L.P., Trustmark’s financial advisor, to discuss financial matters relating to a possible merger of BancTrust and Trustmark. On October 18, 2011, BancTrust’s board of directors met and received a report from BancTrust’s management regarding the October 3rd meeting.

BancTrust’s board of directors met again on October 27 and October 31 to discuss pursuing a strategic merger with Trustmark, and at its October 31 meeting, authorized BancTrust’s management to discuss the specific terms of a possible merger with Trustmark. On November 2, 2011, BancTrust notified the lead investors of its capital raise and others involved in discussions regarding its planned equity offering that it was pursuing another strategic alternative.

On November 4, 2011, BancTrust’s board of directors met and approved continuing discussions with Trustmark. Trustmark began its due diligence investigation of BancTrust on November 7, 2011. Over the next several days, while Trustmark conducted its due diligence investigation, senior executives from both companies met and outside counsel for both companies exchanged drafts of a potential merger agreement.

On November 14, 2011, senior executives and a representative of each of the boards of directors of Trustmark and BancTrust met in Mobile, and Trustmark informed the BancTrust representatives at this meeting that the executive committee of the Trustmark board of directors had voted to terminate merger discussions with BancTrust.

After that meeting, representatives of BancTrust contacted the lead investors in its capital raise and inquired if they would be interested in resuming efforts toward an equity offering. The lead investors expressed interest in resuming discussions, provided that BancTrust would agree in writing to negotiate exclusively with them and other potential investors toward an equity offering and would agree to pay a termination fee if BancTrust pursued other alternative strategies during the term specified in the agreement.

On November 16, 2011, BancTrust’s board of directors met and voted unanimously to proceed with efforts to conduct an equity offering and authorized management and its advisors to negotiate an exclusivity arrangement within certain specified parameters with the lead investors. The executive committee of BancTrust’s board of directors met on December 7, 2012 and discussed the status of the negotiations of the exclusivity arrangement. On December 19, 2011, BancTrust entered into a letter agreement with the lead investors pursuant to which BancTrust agreed to work exclusively with the lead investors in good faith until March 15, 2012 in pursuit of a definitive agreement with respect to an investment in BancTrust by such investors.

Following the execution of the letter agreement, BancTrust worked with the lead investors to structure an equity offering to raise as much as $150 million through a private placement of common stock followed by a rights offering to all existing shareholders. BancTrust management and KBW contacted and met with numerous other potential investors, and several potential investors conducted due diligence regarding BancTrust.

In connection with the due diligence process for the potential equity offering, BancTrust completed an in-depth review of asset quality, other real estate owned carrying values, and the adequacy of its allowance for credit losses. In early March 2012, BancTrust’s management undertook a careful analysis as to whether, given the recently received information generated by this review, additional provisions and write-downs should be made in the fourth quarter of 2011. BancTrust, after discussion with its independent registered public accounting firm and with the concurrence of the audit committee of its board of directors, concluded that certain asset quality indicators and the expected liquidation horizon of nonperforming assets warranted an increase in its provision for loan losses and a decrease in the carrying value of certain other real estate owned, and that these matters should be included in the results of operations for the fourth quarter of 2011. The adjustments made as a result of these conclusions resulted in a net loss to BancTrust common shareholders for the fourth quarter of 2011 of approximately $50.48 million, and for the fiscal year ended December 31, 2011, of approximately $50.94 million.

By mid-March 2012, it had become apparent to BancTrust’s management and the board of directors of BancTrust that BancTrust would not be able to structure an equity offering that would be in the best interest of its shareholders. On March 13, 2012, BancTrust’s board of directors authorized its audit committee (comprised entirely of independent directors) to serve as the principal contact with its outside advisers to oversee BancTrust’s strategic initiatives to address its capital and holding company liquidity issues. On March 20, 2012, the audit committee met with KBW to review and approve a list of potential merger partners that KBW intended to contact to inquire as to their interest in participating in a confidential competitive auction process designed to achieve a business combination with BancTrust. On March 21, 2012, BancTrust announced that it was ending its efforts to recapitalize BancTrust as an independent entity and that it had engaged KBW to assist it in pursuing strategic merger opportunities. Following BancTrust’s press release on March 21, KBW began contacting parties on the list to inquire as to their interest in participating in an auction process.

KBW contacted, or was contacted by, approximately 19 financial institutions that it identified as potential strategic merger partners for BancTrust. KBW obtained indications of interest in participating in the process and signed confidentiality agreements from ten of those financial institutions, who were then allowed into the virtual data room established by KBW. The parties conducting initial due diligence were given until April 17th to submit indications of interest in continuing with the auction process and indicative pricing at which they would expect to engage in a merger transaction with BancTrust.

Following initial due diligence investigations of BancTrust through access to the virtual data room, six of the potential strategic merger partners submitted indications of interest with a price range at which they expected to be able to complete a strategic merger with BancTrust.

At a meeting of BancTrust’s audit committee on April 18, 2012, KBW reported the results of the first phase of the auction process and indications of interest and potential pricing received. BancTrust’s audit committee, with the advice and input of KBW and outside counsel, identified for recommendation to BancTrust’s board of directors four potential strategic merger partners that could maximize value to BancTrust shareholders, one of which was Trustmark, to invite to conduct further on-site due diligence investigations of BancTrust, and approved a schedule and process for further due diligence and final bids for recommendation to BancTrust’s board of directors.

At a meeting on April 19, 2012, BancTrust’s board of directors approved inviting the four prospective strategic merger partners recommended by its audit committee for further on-site due diligence and approved the schedule and process for further due diligence and final bids, with May 24, 2012 being established as the deadline for submitting final offers. BancTrust’s board of directors at that meeting also, on the recommendation of its audit committee, established a new committee designated as the M&A committee to oversee the auction process.

Three of the four remaining prospective strategic merger partners each conducted a week of on-site due diligence at BancTrust, beginning the week of April 23, 2012 and ending on May 11, 2012. Prior to conducting on-site due diligence, one of the four merger partner candidates notified KBW during this time that it was withdrawing from the process.

On May 25, 2012, KBW met with the M&A committee and reported on the results of the auction process. The M&A committee, with advice of counsel and KBW, determined to proceed with Trustmark, which proposed merger consideration of 0.125 of a share of Trustmark common stock for each issued and outstanding share of BancTrust common stock and to recommend to BancTrust’s board of directors to select Trustmark as its potential strategic merger partner. At its May 25th meeting, the M&A committee also authorized BancTrust’s management and counsel to negotiate the terms and conditions of a definitive merger agreement with Trustmark and its counsel.

From May 25 to May 28, 2012, BancTrust’s management and its counsel negotiated the terms of the merger agreement with Trustmark and its counsel. On May 28, 2012, following the conclusion of the negotiations between BancTrust and Trustmark, the respective boards of directors met separately to review the proposed transaction.

At its May 28th meeting, BancTrust’s board of directors received a presentation from KBW on the terms of the merger and received KBW’s opinion that the merger consideration is fair, from a financial point of view, to BancTrust’s shareholders. BancTrust’s special counsel, DLA Piper LLP (US), made a presentation regarding the legal and structural aspects of the merger, the factors BancTrust’s board of directors should consider in approving such a transaction and the board of directors’ fiduciary duties. DLA Piper also reviewed the terms and conditions of the merger agreement with BancTrust’s board of directors. BancTrust’s board of directors, by unanimous vote, determined that the merger is fair to, and in the best interest of, BancTrust and its shareholders, approved and adopted the merger and the merger agreement, and voted to recommend that the shareholders of BancTrust approve the merger agreement and the merger.

BancTrust’s Reasons for the Merger; Recommendation of the BancTrust Board of Directors

After careful consideration, at its meeting on May 28, 2012, BancTrust’s board of directors determined that the merger, the merger agreement and the transactions contemplated therein are advisable and in the best interests of BancTrust and its shareholders and that the terms and conditions of the merger and the merger agreement are fair to the shareholders of BancTrust. Accordingly, BancTrust’s board of directors, by a unanimous vote, approved and adopted the merger agreement and unanimously recommends that BancTrust shareholders vote “FOR” approval of the merger agreement.

In reaching its decision to approve and adopt the merger agreement and recommend the merger to its shareholders, the board of directors of BancTrust consulted with BancTrust’s management, as well as its legal and financial advisors, and considered a number of factors, including:

•	the board of directors’ understanding of the business, operations, financial condition, asset quality, earnings and prospects of BancTrust, including its prospects as an independent entity;

•

the board of directors’ views and opinions on the current state of the financial services industry, including the current economic environment in the markets in which BancTrust operates, the interest rate environment, increased competition in the financial services industry and the effects of enhanced regulatory requirements and potential future regulatory requirements resulting from recent legislation;

•

the board of directors’ understanding of Trustmark’s business, operations, financial condition, asset quality, earnings and prospects, as well as the complementary geographic footprints of the two companies, the complementary nature of the cultures of the two companies, which BancTrust management believes should facilitate integration of the two companies and allow the combined company to take advantage of the synergies potentially available in the merger to create the opportunity for the combined company to have superior future earnings and prospects compared to BancTrust’s earnings and prospects on a stand-alone basis, and Trustmark’s ability to assume BancTrust’s debt and trust preferred securities obligations;

•	the diversification of credit risk in terms of both types of lending and in geographic coverage and the minimal overlapping credits;

•

the board of directors’ belief that the merger is more favorable to BancTrust’s shareholders than the alternatives to the merger, which belief was formed based on BancTrust’s unsuccessful efforts to raise capital over several years, the results of the confidential competitive auction process and the board of directors’ review, with the assistance of its financial and legal advisors, of the strategic alternatives available to BancTrust;

•

the board of directors’ belief that the merger is likely to increase value to BancTrust shareholders in part due to the opportunity BancTrust shareholders will have to participate in the future performance of the combined company resulting from the merger consideration being paid in the form of Trustmark common stock;

•	the understanding that the 0.125 exchange ratio was fixed and would not fluctuate and in view of the long-term strategic purposes of the merger;

•

the current and historical prices of BancTrust’s common stock and the fact that the merger consideration represented a premium of approximately 62.2 percent to the closing share price of BancTrust common stock on May 25, 2012, the last trading day prior to the public announcement of the merger agreement, based on Trustmark’s closing price on that date;

•

the historical and current market prices of Trustmark’s common stock and its dividend history, which indicates the potential to provide BancTrust’s shareholders with increased value following the merger, including a significant quarterly dividend payment, whereas BancTrust is not currently paying a dividend on its common stock and does not expect to pay any dividends for the foreseeable future;

•

the financial analyses presented by KBW, BancTrust’s financial adviser, and the oral opinion of KBW delivered on May 28, 2012, subsequently confirmed by a written opinion dated the same date, to the effect that, as of the date of such opinion, and based upon and subject to the assumptions, limitations, qualifications and conditions described in KBW’s opinion, the merger consideration to be received by holders of BancTrust common stock in the merger was fair, from a financial point of view, to such holders, as more fully described below under “The Merger—Opinion of Keefe, Bruyette & Woods, Inc.” beginning on page 57 and which opinion is included as Annex B to this proxy statement/prospectus;

•

the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and deal protection and termination fee provisions, which it reviewed with its outside financial and legal advisors, including:

•

the ability of the board of directors, subject to certain conditions, including the payment of a termination fee under certain circumstances, to exercise its fiduciary duties to consider potential superior alternative transactions and to change its recommendation to BancTrust’s shareholders to approve the merger agreement;

•	that the date in the merger agreement by which the merger must be completed allows for sufficient time to complete the merger but evidences Trustmark’s intent to consummate the merger expeditiously;

•

the level of effort that Trustmark must use under the merger agreement to obtain required regulatory approvals, and the prospects for such approvals being obtained in a timely fashion and without the imposition of a burdensome condition of the type described in “The Merger—Regulatory Approvals Required for the Merger” on page 72; and

•

that the merger provides for the purchase by Trustmark and cancellation in the merger of all of the BancTrust TARP preferred stock and the related warrant to purchase shares of BancTrust common stock held by Treasury;

•	that BancTrust shareholders are entitled to dissenters’ rights in connection with the merger;

•

the review by the board of directors with its legal advisors, DLA Piper LLP (US) and Hand Arendall LLC, of the provisions of the merger agreement, including the provisions of the merger agreement designed to enhance the probability that the merger will be completed;

•

the board of directors’ review and discussions with BancTrust’s management and outside advisors concerning the due diligence examination of the operations, financial condition, regulatory compliance, regulatory compliance programs and prospects of Trustmark;

•

BancTrust’s legal advisors’ expectation that the merger will qualify as a transaction of a type that is generally tax-free for United States federal income tax purposes to BancTrust, Trustmark and BancTrust shareholders; and

•

the opportunities for cost savings resulting from economies of scale, increased efficiencies of operations and the development and availability of new products and services to customers that come from a merger with a larger institution.

The BancTrust board of directors also considered a number of potentially negative factors outlined below in its deliberations concerning the merger agreement and the merger, but concluded that the anticipated benefits of the merger were likely to outweigh substantially these potential negative factors. The potential negative factors included:

•

that BancTrust will no longer exist as an independent company and that BancTrust shareholders may have less influence with Trustmark after consummation of the merger than they may have with BancTrust currently;

•	the value of the merger consideration compared to historically higher prices at which BancTrust common stock traded;

•

the potential adverse effect on BancTrust shareholders from a decrease in the trading price of Trustmark common stock during the pendency of the merger, because the merger consideration is a fixed exchange ratio of shares of Trustmark common stock to BancTrust common stock;

•

the risk that, while BancTrust expects that the merger will be consummated, all conditions to the parties’ obligations to complete the merger agreement may not be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the consummation of the merger, might not be obtained, or that a burdensome condition may be imposed in connection with such approval, and, as a result, the merger may not be consummated;

•

the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of BancTrust and Trustmark;

•

the restrictions on the conduct of BancTrust’s business prior to the consummation of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent BancTrust from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of BancTrust absent the pending consummation of the merger;

•

the significant risks and costs involved in connection with entering into and consummating the merger, or failing to consummate the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention, potential employee attrition, and the potential adverse effect on business and customer relationships;

•

that BancTrust would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement, and the possibility that the $5 million termination fee payable by BancTrust following the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire BancTrust; and

•	the possibility of litigation in connection with the merger.

The foregoing discussion of the factors considered by BancTrust’s board of directors is not intended to be exhaustive, but is believed to include the material factors considered by BancTrust’s board of directors. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, BancTrust’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of BancTrust’s board of directors may have given different weight to different factors. BancTrust’s board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, BancTrust management and BancTrust’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination. BancTrust’s board of directors viewed its position as being based on all of the information and the factors presented to and considered by it. In addition, individual directors may have given different weights to different information and factors.

It should be noted that this explanation of BancTrust’s board of directors’ reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements” on page 21.

Opinion of Keefe, Bruyette & Woods, Inc.

KBW was engaged by BancTrust to provide financial advisory and investment banking services to BancTrust. KBW agreed to assist BancTrust in assessing the fairness, from a financial point of view, of the merger consideration in the proposed merger with Trustmark to the shareholders of BancTrust. BancTrust selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with BancTrust and its business. As part of its investment banking business, KBW is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions.

As part of its engagement, a representative of KBW attended the meeting of the BancTrust board of directors held on May 28, 2012, at which the BancTrust board of directors evaluated the proposed merger with Trustmark. At this meeting, KBW reviewed the financial aspects of the proposed merger and rendered an opinion, subsequently confirmed in writing, that, as of such date and based upon and subject to factors and assumptions set forth therein, the merger consideration offered to BancTrust shareholders in the merger was fair, from a financial point of view, to BancTrust shareholders. The BancTrust board of directors approved and adopted the merger agreement at this meeting.

The full text of KBW’s written opinion, dated May 28, 2012, is attached as Annex B to this document and is incorporated herein by reference. BancTrust shareholders are encouraged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by KBW. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

KBW’s opinion speaks only as of the date of the opinion. The opinion is directed to the BancTrust board of directors and addresses only the fairness, from a financial point of view, of the consideration offered to BancTrust shareholders. It does not address the underlying business decision to proceed with the merger and does not constitute a recommendation to any BancTrust shareholder as to how the shareholder should vote at the BancTrust special meeting on the merger or any related matter.

In rendering its opinion, KBW reviewed, among other things:

•	the merger agreement;

•

Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2011, 2010 and 2009 of BancTrust and the Annual Reports to Stockholders and Annual Reports on Form 10-K for the three years ended December 31, 2011, 2010 and 2009 of Trustmark;

•

certain interim reports to shareholders and Quarterly Reports on Form 10-Q of BancTrust and Trustmark and certain other communications from BancTrust and Trustmark to their respective shareholders; and

•	other financial information concerning the businesses and operations of BancTrust and Trustmark furnished to KBW by BancTrust and Trustmark, respectively, for purposes of KBW’s analysis.

In addition, KBW held discussions with members of senior management of BancTrust and Trustmark regarding the past and current business operations, regulatory relations, financial condition and future prospects of the respective companies and such other matters that KBW deemed relevant to its inquiry.

In addition, KBW compared certain financial and stock market information for BancTrust and Trustmark with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry, and performed such other studies and analyses as KBW considered appropriate.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. KBW did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. KBW relied upon the management of BancTrust and Trustmark as to the reasonableness and achievability of the financial and operating forecasts and projections (and assumptions and bases therefor) provided to KBW by each of BancTrust and Trustmark, respectively, and assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods estimated by such managements. KBW assumed, without independent verification, that the aggregate allowances for loan losses for BancTrust and Trustmark are adequate to cover those losses. KBW did not make or obtain any evaluations or appraisals of the property, assets or liabilities of BancTrust or Trustmark, nor did it examine any individual credit files.

The projections furnished to KBW and used by it in certain of its analyses were prepared by BancTrust’s and Trustmark’s senior management teams. BancTrust and Trustmark do not publicly disclose internal management projections of the type provided to KBW in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, KBW assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the merger agreement with no additional payments or adjustments to the merger consideration;

•	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

•	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the consummation of the merger will be satisfied without any waivers; and

•

in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

KBW further assumed that the merger will be accounted for using the acquisition method under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes. KBW’s opinion is not an expression of an opinion as to the prices at which shares of BancTrust common stock or shares of Trustmark common stock will trade since the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the consummation of the merger.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, BancTrust and Trustmark. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, the KBW opinion was among several factors taken into consideration by the BancTrust board of directors in making its determination to approve and adopt the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the BancTrust board of directors with respect to the fairness of the merger consideration in the merger.

The following is a summary of the material financial analyses presented by KBW to the BancTrust board of directors on May 28, 2012, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the KBW opinion or the presentation made by KBW to the BancTrust board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal. Pursuant to the terms of the merger agreement, each outstanding share of common stock, par value $0.01 per share, of BancTrust not owned by BancTrust, Trustmark or any of their respective subsidiaries other than shares owned in a fiduciary capacity or as a result of debts previously contracted, or by dissenting shareholders, will be converted into the right to receive 0.125 of a share of common stock, no par value per share, of Trustmark. Based on Trustmark’s closing price on May 25, 2012, of $24.66, the merger consideration represented a price of $3.08 per share to BancTrust’s shareholders.

Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of BancTrust to institutions traded on the New York Stock Exchange, NYSE Amex Equities or NASDAQ, and headquartered in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina or Tennessee, and with assets between $1.5 billion and $4.0 billion, and excluded announced merger targets as of May 25, 2012. Companies included in this group were:

Ameris Bancorp

Bank of the Ozarks, Inc.

BNC Bancorp

Capital City Bank Group, Inc.

CenterState Banks, Inc.

Fidelity Southern Corporation

First Bancorp

First Financial Holdings, Inc.

First M&F Corporation

FNB United Corp.

NewBridge Bancorp

Seacoast Banking Corporation of Florida

Simmons First National Corporation

State Bank Financial Corporation

Yadkin Valley Financial Corporation

Using publicly available information, KBW compared the financial performance, financial condition and market performance of Trustmark to institutions traded on the New York Stock Exchange, NYSE Amex Equities or NASDAQ, and headquartered in Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina,

South Carolina, Tennessee or Texas, and with assets between $5.0 billion and $20.0 billion. Companies included in this group were:

BancorpSouth, Inc.

BankUnited, Inc.

EverBank Financial Corp

Hancock Holding Company

IBERIABANK Corporation

International Bancshares Corporation

Prosperity Bancshares, Inc.

Texas Capital Bancshares, Inc.

United Community Banks, Inc.

To perform this analysis, KBW used financial information as of or for the three-month period ended March 31, 2012. Market price information was as of May 25, 2012. Earnings estimates for 2012 and 2013 were taken from a nationally recognized earnings estimate consolidator for selected companies. Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in BancTrust’s and Trustmark’s historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW’s analysis showed the following concerning BancTrust’s and Trustmark’s financial performance:

	BancTrust	Peer Group Minimum	Peer Group Maximum
Return on Average Assets	0.13%	(1.82%)	1.91%
Return on Average Equity	2.21%	(34.26%)	16.75%
Net Interest Margin	3.30%	2.82%	7.03%
Efficiency Ratio	85%	48%	129%

	Trustmark	Peer Group Minimum	Peer Group Maximum
Return on Average Assets	1.25%	0.36%	1.74%
Return on Average Equity	9.93%	3.13%	17.36%
Net Interest Margin	4.19%	0.75%	5.99%
Efficiency Ratio	64%	42%	84%

KBW’s analysis showed the following concerning BancTrust’s and Trustmark’s financial condition and results of operations:

	BancTrust	Peer Group Minimum	Peer Group Maximum
Tangible Common Equity / Tangible Assets	3.01%	3.73%	15.00%
Leverage Ratio	7.45%	6.22%	15.06%
Loan Loss Reserve / Gross Loans (1)	3.43%	1.55%	3.18%
Loan Loss Reserve / Nonperforming Loans (1)	40.5%	24.6%	334.1%
Nonperforming Assets / Loans + OREO (1)	12.68%	0.64%	15.68%
Net Charge-Offs / Average Loans (1)	0.84%	0.03%	5.79%

	Trustmark	Peer Group Minimum	Peer Group Maximum
Tangible Common Equity / Tangible Assets	9.68%	5.27%	12.98%
Leverage Ratio	10.55%	7.68%	13.41%
Loan Loss Reserve / Gross Loans (1)	1.50%	0.80%	2.74%
Loan Loss Reserve / Nonperforming Loans (1)	85.6%	29.7%	536.0%
Nonperforming Assets / Loans + OREO (1)	2.96%	0.44%	6.87%
Net Charge-Offs / Average Loans (1)	0.13%	0.01%	1.55%

(1) Asset quality ratios were adjusted to exclude loans and OREO covered by the FDIC as a result of FDIC-assisted acquisitions

KBW’s analysis showed the following concerning BancTrust’s and Trustmark’s market performance:

	BancTrust	Peer Group Minimum	Peer Group Maximum
Market Capitalization ($ Million)	$34	$38	$996
1-Year Stock Price Change	(22%)	(59%)	31%
1-Year Total Return	(22%)	(59%)	31%
Stock Price / Book Value per Share	54%	41%	335%
Stock Price / Tangible Book Value per Share	56%	43%	373%
Stock Price / 2012 Estimated EPS (1)	NA	7.8x	59.8x
Stock Price / 2013 Estimated EPS (1)	NA	5.5x	26.3x
Dividend Yield	0.0%	0.0%	3.5%

	Trustmark	Peer Group Minimum	Peer Group Maximum
Market Capitalization ($ Million)	$1,597	$488	$2,476
1-Year Stock Price Change	5%	(19%)	59%
1-Year Total Return	10%	(19%)	59%
Stock Price / Book Value per Share	129%	89%	225%
Stock Price / Tangible Book Value per Share	171%	104%	308%
Stock Price / 2012 Estimated EPS (1)	13.8x	11.3x	17.8x
Stock Price / 2013 Estimated EPS (1)	13.8x	10.8x	15.3x
Dividend Yield	3.7%	0.0%	3.2%

(1) Earnings estimates are consensus of Wall Street analysts’ estimates as compiled by FactSet Research Systems, Inc.

Recent Transaction Analysis. KBW reviewed publicly available information related to selected acquisitions of Southeast banks and thrifts announced between December 31, 2009 and May 25, 2012, with target total assets greater than $200 million. The Southeast, as defined by KBW, includes the following states: Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, North Carolina, South Carolina and Tennessee. The transactions included in the group were:

Acquiror	Target
Park Sterling Corporation	Citizens South Banking Corporation
Capital Bank Financial Corporation	Southern Community Financial Corporation
IBERIABANK Corporation	Florida Gulf Bancorp, Inc.
BNC Bancorp	KeySource Financial, Inc.
SCBT Financial Corporation	Peoples Bancorporation, Inc.
Trustmark Corporation	Bay Bank & Trust Co.
1st United Bancorp, Inc.	Anderen Financial, Inc.
PNC Financial Services Group, Inc.	RBC Bank (USA)
Park Sterling Corporation	Community Capital Corporation
Home Bancorp, Inc.	GS Financial Corp.
IBERIABANK Corporation	Cameron Bancshares, Inc.
IBERIABANK Corporation	Omni Bancshares, Inc.
Hancock Holding Company	Whitney Holding Corporation
American National Bankshares Inc.	MidCarolina Financial Corporation
Trustmark Corporation (1)	Cadence Financial Corporation
Toronto-Dominion Bank	South Financial Group, Inc.

(1) Transaction terminated; Community Bancorp LLC announced private-equity backed acquisition of Cadence Financial Corporation on October 6, 2010.

Transaction multiples for the merger were derived from an offer price of $3.08 per share for BancTrust. For each transaction referred to above, KBW derived and compared, among other things, the implied ratio of price per common share paid for the acquired company to:

•	book value per share of the acquired company based on the latest publicly available financial statements of the company prior to the announcement of the acquisition;
•	tangible book value per share of the acquired company based on the latest publicly available financial statements of the company prior to the announcement of the acquisition;
•

tangible common equity premium to core deposits (total deposits less time deposits greater than $100,000) based on the latest publicly available financial statements of the company available prior to the announcement of the acquisition; and

•	market premium based on the latest closing price one-day prior to the announcement of the acquisition.

The results of the analysis are set forth in the following table:

Transaction Price to:	BancTrust/ Trustmark Merger	Comparable Bank Transactions Minimum	Comparable Bank Transactions Maximum
Book Value	87%	10%	172%
Tangible Book Value	92%	17%	172%
Core Deposit Premium	(0.4%)	(8.2%)	11.5%
Market Premium (1)	62.2%	16.8%	46.5%

(1) Based on BancTrust’s closing price of $1.90 on May 25, 2012.

No company or transaction used as a comparison in the above analysis is identical to BancTrust, Trustmark or the merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Contribution Analysis. KBW analyzed the relative contribution of each of BancTrust and Trustmark to the pro forma balance sheet of the combined entity, including assets, gross loans, deposits, tangible common equity, nonperforming assets, market capitalization and pro forma ownership. This analysis excluded any acquisition accounting adjustments and was based on BancTrust’s and Trustmark’s closing prices on May 25, 2012 of $1.90 and $24.66, respectively. To perform this analysis, KBW used financial information as of the three-month period ended March 31, 2012. The results of KBW’s analysis are set forth in the following table:

	Trustmark as % of Total	BancTrust as % of Total
Balance Sheet
Assets	83.2	16.8
Gross Loans	83.1	16.9
Deposits	81.9	18.1
Tangible Common Equity	93.9	6.1
Nonperforming Assets (1)	52.3	47.7
Market Capitalization	97.9	2.1
Pro Forma Ownership
100% Common Stock	96.6	3.4

(1) Nonperforming assets include nonaccrual loans, accruing restructured loans and OREO; Trustmark’s nonperforming assets exclude loans and OREO covered by loss-share agreements with the FDIC.

Financial Impact Analysis. KBW performed pro forma merger analyses that combined projected income statement and balance sheet information of BancTrust and Trustmark. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Trustmark. In the course of this analysis, KBW used earnings estimates for Trustmark for 2012 and 2013 from consensus Wall Street earnings estimates, compiled by FactSet Research Systems Inc. KBW used earnings estimates for BancTrust for 2012 from BancTrust’s management and earnings estimates for 2013 from Trustmark’s management. This analysis indicated that the merger is expected to be accretive to Trustmark’s estimated earnings per share in 2013. The analysis also indicated that the merger is expected to be accretive to book value per share and dilutive to tangible book value per share for Trustmark and that Trustmark would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by Trustmark following the merger will vary from the projected results, and the variations may be material.

Discounted Cash Flow Analysis. KBW performed a discounted cash flow analysis to estimate a range of the present values of after-tax cash flows that BancTrust could provide to equity holders through 2017, assuming a $110.0 million common equity offering in the fourth quarter of 2012 at a price of $0.50 per share, per BancTrust management guidelines. The analysis assumed a 5.0 percent underwriting discount. In performing the discounted cash flow analyses described herein, KBW did not express an opinion as to the feasibility of a capital raise as an independent entity. In performing this analysis, KBW used earnings projections for BancTrust for 2012 through 2017 and included $150.0 million of remaining losses on loans and other real estate owned, which is referred to as OREO, per BancTrust management guidelines. The range of values was determined by adding (1) the present value of the projected cash flows to BancTrust shareholders from 2012 to 2017 and (2) the present value of the terminal value of BancTrust’s common stock. In calculating the terminal value of BancTrust, KBW applied multiples ranging from 9.0 times to 14.0 times 2017 forecasted earnings. In determining cash flows available to shareholders, KBW assumed balance sheet growth per BancTrust management and assumed that BancTrust would maintain a tangible common equity / tangible asset ratio of 7.0 percent and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for BancTrust. These cash flows were then discounted to present value using discount rates ranging from 11.0 percent to 16.0 percent. This resulted in a range of values from $0.17 per share to $0.49 per share.

In addition, KBW also considered and discussed with the BancTrust board of directors how the above analysis would be impacted by changes in the underlying assumptions of the capital raise, including variations with respect to the amount raised and the offer price per share. To illustrate this impact, KBW performed a similar discounted cash flow analysis to that described above assuming capital raises ranging from $80.0 million to $130.0 million at offer prices ranging from $0.20 per share to $0.95 per share utilizing a 13.0 percent discount rate and a terminal multiple of 12.0 times 2017 forecasted earnings. This resulted in a range of values from $0.13 per share to $0.64 per share.

KBW further considered and discussed with the BancTrust board of directors how the discounted cash flow analysis would be impacted by changes in the underlying assumptions of remaining losses on loans and OREO. To illustrate this impact, KBW performed a discounted cash flow analysis assuming a $110.0 million common equity offering in the fourth quarter of 2012 at a price of $0.50 per share (per BancTrust management guidelines) and assuming a 5.0 percent underwriting discount; assumed the remaining losses ranged from $100.0 million to $225.0 million and applied terminal multiples ranging from 9.0 times to 14.0 times 2017 forecasted earnings utilizing a 13.0 percent discount rate. This resulted in a range of values from $0.04 per share to $0.54 per share.

The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis does not purport to be indicative of the actual values or expected values of BancTrust.

Moreover, the analysis relates only to potential values achieved by BancTrust as a stand-alone entity on the basis of the assumptions described herein. It is not intended to, and does not purport to, reflect values that may be achieved on a post-merger basis with Trustmark.

The BancTrust board of directors retained KBW as financial adviser to BancTrust regarding the merger. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of its business as a broker-dealer, KBW may, from time to time, purchase securities from, and sell securities to, BancTrust and Trustmark. As a market maker in securities, KBW may from time to time have a long or short position in, and buy or sell, debt or equity securities of BancTrust or Trustmark for KBW’s own account and for the accounts of its customers.

BancTrust paid KBW a fee of $250,000 upon the execution of the merger agreement. In addition, BancTrust has agreed to pay KBW at the time of consummation of the merger a cash fee (the “Contingent Fee”) equal to $1,925,000. Pursuant to the KBW engagement agreement, BancTrust also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities, including liabilities under the federal securities laws. During the two years preceding the date of its opinion to BancTrust, KBW did not receive any compensation for investment banking services from BancTrust or Trustmark.

Trustmark’s Reasons for the Merger

Trustmark believes that the acquisition of BancTrust provides an excellent opportunity to expand into attractive Alabama markets and increase scale in its existing Florida franchise. In particular, the acquisition provides entry to a number of Alabama markets, including Mobile, Montgomery and Selma, as well as enhances Trustmark’s existing franchise in the Florida Panhandle. The acquisition also provides Trustmark a significant opportunity to generate additional revenue by providing its full suite of banking, mortgage banking, wealth management and insurance services to BancTrust’s markets as well as leverage Trustmark’s operating platform. The board of directors of Trustmark approved the merger agreement after Trustmark’s senior management discussed with the board of directors a number of factors, including those described above and the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of BancTrust. Trustmark’s board of directors did not consider it practicable, and did not attempt, to quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. Trustmark’s board of directors viewed its position as being based on all of the information and the factors presented to and considered by it. In addition, individual directors may have given different weights to different information and factors.

Management and Board of Directors of Trustmark After the Merger

The directors and officers of Trustmark immediately prior to the effective time of the merger will continue as the directors and officers of Trustmark as the surviving corporation of the merger. As of the effective time of the merger, two current directors of BancTrust who are mutually selected by BancTrust and Trustmark will be appointed as directors of Trustmark National Bank. Information about the current Trustmark directors and executive officers can be found in the documents listed under “Where You Can Find More Information” beginning on page 160.

Interests of BancTrust’s Directors and Executive Officers in the Merger

When considering the recommendation of BancTrust’s board of directors that BancTrust shareholders vote for the approval of the merger agreement, BancTrust shareholders should be aware that some of BancTrust’s directors and executive officers may have interests in the merger and have arrangements that may be different from, or in addition to, those of BancTrust shareholders generally. These interests and arrangements may create potential conflicts of interest. BancTrust’s board of directors was aware of these interests and considered them, among other matters, when making its decision to approve and adopt the merger agreement and recommend that BancTrust shareholders vote in favor of approval of the merger agreement. For purposes of all of the BancTrust agreements and plans described below, the completion of the transactions contemplated by the merger agreement will constitute a change of control.

Change in Control Severance Agreements

BancTrust entered into change in control severance agreements with its executive officers, designed to retain the executives in the event of a change in control transaction. The agreements provide a severance benefit if an executive officer’s employment is terminated at any time within two years following a change in control under the following circumstances: (1) BancTrust terminates the executive officer’s employment for reasons other than for cause or as a result of the executive officer’s death or permanent disability; or (2) the executive officer terminates employment within 120 days following the occurrence of any of the following events: (a) a material reduction in the executive officer’s base salary from his or her base salary immediately prior to the change in control; (b) a reduction in the executive officer’s total annual compensation paid by BancTrust as reported by BancTrust on Form W-2, such that the executive officer’s W-2 compensation is materially less than the average of the executive officer’s annual W-2 compensation from BancTrust for the three most recently completed years prior to the change in control; or (c) a material change in the geographic location at which the executive officer must perform his or her services without the executive officer’s consent, meaning the transfer of executive officer, without his or her consent, to a location requiring a change in his or her residence or a material increase in the amount of travel normally required of executive officer in connection with his or her employment. The executive officer must provide BancTrust with notice of the occurrence of an event described in (b) within 90 days after the occurrence of such event, and BancTrust would have 30 days thereafter to remedy the condition.

In these circumstances, the executive officer will be entitled to receive upon termination one lump sum cash severance payment equal to a multiple of the executive officer’s annualized compensation for the prior year (as described in the table below). For purposes of determining the amount of severance, “annualized compensation” is defined as amounts earned for personal service as reportable on the executive officer’s Form W-2, including bonuses, and excluding moving and education expenses, income included under Section 79 of the Internal Revenue Code, and income imputed to the executive officer from personal use of employer-owned automobiles and employer-paid club dues. Earnings do not include any income attributable to grants of and dividends on shares awarded under any equity incentive compensation plans. In addition, as part of the executive officer’s severance benefit, BancTrust will reimburse the executive officer’s COBRA payments for continued group health coverage until the earlier of the expiration of COBRA coverage or the date the executive officer is employed by another employer with group health coverage. The benefits described above cannot exceed the highest amount that can be paid without triggering excise taxes or penalties under the Code.

The change in control severance agreements contain certain restrictive covenants. The executive officer has agreed that he will not, directly or indirectly, on his own behalf or in the service or on behalf of others, whether as a consultant, independent contractor, employee, owner, partner, joint venturer or otherwise, solicit, contact, attempt to divert or appropriate any person or entity who was a customer, account or prospect of BancTrust or a subsidiary, or perform services for customers or accounts in a manner that is competitive with BancTrust or any subsidiary. In addition, the executive officer has agreed not to recruit any employee of BancTrust or a subsidiary to leave employment with BancTrust or its subsidiaries. These covenants continue, in most cases, for a period of 12 months following the termination of the executive officer’s employment. If the executive officer violates these covenants, BancTrust may refuse to pay any further severance (including any COBRA reimbursements) and may demand repayment of amounts already paid.

The following table sets forth the estimated cash payments and benefits payable to BancTrust’s executive officers pursuant to their change in control severance agreements assuming a termination of employment under circumstances that would trigger their right to severance occurred on July 5, 2012. The actual amounts that would be paid to an executive officer would be reduced to the extent required to avoid the imposition of excise taxes under Section 4999 of the Code and can only be determined at the time of the executive officer’s termination of employment. Therefore, the actual amounts, if any, to be received by an executive officer may differ from the amounts set forth below.

Name and Principal Position	Annualized Compensation	Multiplier	Cash Severance	COBRA Reimbursement
W. Bibb Lamar, Jr.,	$350,000	3 x	$1,050,000	$20,286
CEO & President
F. Michael Johnson,	$178,000	3 x	$534,000	$20,286
CFO, EVP & Secretary
Michael D. Fitzhugh,	$188,000	3 x	$564,000	$20,286
EVP & AL President
Bruce C. Finley, Jr.,	$165,000	3 x	$495,000	$9,018
EVP Sr. Credit Officer
Edward T. Livingston,	$175,000	2 x	$350,000	$20,286
EVP, Central Division President, Acting FL President

Accelerated Vesting and Payment of Equity Compensation

Stock Options. In connection with the merger, each outstanding and unvested option to purchase shares of BancTrust common stock will vest in full and become exercisable no less than 30 days prior to the effective time of the merger. Any BancTrust stock options that are not exercised on or before the effective time of the merger will terminate and be cancelled for no consideration. Because all options held by BancTrust’s executive officers and directors have an exercise price that is significantly higher than the average closing price per share of BancTrust’s common stock for the first five days following the public announcement of the merger, the stock options are underwater and therefore are not expected to be exercised prior to the effective time of the merger.

Restricted Stock. In connection with the merger, each outstanding share of BancTrust restricted stock will vest in full and become free of restrictions immediately prior to the effective time of the merger, and at the effective time of the merger will be converted into the right to receive 0.125 of a share of Trustmark common stock, less applicable tax withholding (if any). All shares of restricted stock held by BancTrust’s executive officers are already fully vested.

Deferred Stock. In connection with the merger, the deferred stock rights in respect of BancTrust common stock under BancTrust’s amended and restated directors deferred compensation plan will be converted into the right to receive the number of shares of Trustmark common stock equal to the number of shares of BancTrust common stock underlying the deferred stock right multiplied by the exchange ratio, with distributions to be made in accordance with the terms of the plan. Pursuant to the terms of the plan, if a director’s service terminates within two years after the effective time of the merger, then amounts under the plan that were not earned and vested as of January 1, 2005 will be paid in a lump sum within 30 days after the director’s termination, and amounts under the plan that were earned and vested as of January 1, 2005 may be paid out in a lump sum if the director elects payment in accordance with procedures established under the plan. Pursuant to the merger agreement, if requested by Trustmark and not prohibited by applicable tax law, the directors deferred compensation plan will terminate in connection with the merger and amounts thereunder will be paid in a lump sum.

The following table sets forth the number and value of the deferred shares under the directors deferred compensation plan held by each of BancTrust’s non-employee directors as of June 7, 2012, all of which are fully vested and non-forfeitable.

Directors:	Number of Deferred Shares	Value of Deferred Shares (1)
Robert M. Dixon, Jr.	31,630	$91,410
Broox G. Garrett, Jr.	13,504	$39,028
Barry E. Gritter	31,834	$92,002
Clifton C. Inge, Jr.	19,777	$57,156
Harris V. Morrisette	40,468	$116,951
Paul D. Owens, Jr.	31,385	$90,701
Peter C. Sherman	17,951	$51,877
Dennis A. Wallace	2,666	$7,706

(1)	Calculated by multiplying the number of deferred shares by the market value of BancTrust’s stock as of June 7, 2012.

Golden Parachute Compensation for BancTrust’s Named Executive Officers

The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC, regarding certain compensation which each of BancTrust’s named executive officers may receive that is based on or that otherwise relates to the merger. The amounts are calculated assuming that the effective date of the merger and a qualifying termination of employment occurred on July 5, 2012. The merger-related compensation payable to BancTrust’s named executive officers is subject to a non-binding advisory vote of BancTrust’s shareholders, as described under “The BancTrust Proposals—Proposal 2: Merger-Related Named Executive Officer Compensation Proposal” beginning on page 49.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)	Perquisites / Benefits ($)(3)	Tax Reimbursement ($)	Other ($)	Total ($)(4)
W. Bibb Lamar, Jr.	$1,050,000	—	—	$20,286	—	—	$1,070,286
F. Michael Johnson	$534,000	—	—	$20,286	—	—	$554,286
Michael D. Fitzhugh	$564,000	—	—	$20,286	—	—	$584,286
Bruce C. Finley, Jr.	$495,000	—	—	$9,018	—	—	$504,018
Edward T. Livingston	$350,000	—	—	$20,286	—	—	$370,286

(1)	This amount represents the aggregate cash severance payable upon BancTrust’s termination of the executive officer without cause or the executive officer’s constructive termination as described above under “Change in Control Severance Agreements” in either case within two years after the merger (a “double-trigger arrangement”). The cash severance is payable in one lump sum within 15 days after the executive officer’s termination. The executive officer is subject to nonsolicitation and noncompetition covenants for 12 months after termination. If the executive officer violates these covenants, BancTrust may refuse to pay any further severance and may demand repayment of amounts already paid.

(2)	None of the executive officers’ stock options are in-the-money. All of the executive officers’ restricted stock awards are already fully vested.

(3)	This amount represents the estimated total maximum COBRA reimbursement that BancTrust would provide as part of the executive officer’s double-trigger arrangements under the executive officer’s change in control severance agreement with BancTrust described above under “Change in Control Severance Agreements.”

(4)

Pursuant to the BancTrust Financial Group, Inc. Change in Control Compensation Agreements, the total amounts in this column will be reduced to the extent required to avoid imposition of the 280G “golden parachute” excise tax under Section 4999 of the Code. Assuming a qualifying termination of employment occurred on July 5, 2012, it is estimated that total payments to the following executive officers would be reduced to the following amounts: approximately $536,000 for Mr. Johnson, $561,000 for Mr. Fitzhugh, and $476,000 for Mr. Finley, Jr.

Indemnification and Insurance

The merger agreement provides that for six years after the effective time of the merger, Trustmark will indemnify, defend and hold harmless the present and former directors and officers of BancTrust and its subsidiaries against all liabilities arising out of actions or omissions arising out of such person’s services in such capacities to the fullest extent permitted by applicable law and BancTrust’s governing documents in effect on the date of the merger agreement (including any provisions relating to the advancement of expenses incurred in the defense of any litigation).

The merger agreement requires Trustmark to use its reasonable best efforts to maintain for a period of six years after the effective time of the merger BancTrust’s existing directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amounts and containing terms and conditions which are substantially no less advantageous than the current policy (or, with the consent of BancTrust prior to the effective time of the merger, any other policy), with respect to claims arising from facts or events that occurred prior to the effective time of the merger, and covering such individuals who are currently covered by such insurance. However, Trustmark is not required to incur annual premium payments greater than 350 percent of BancTrust’s current annual directors’ and officers’ annual liability insurance premium. In lieu of the insurance described in the preceding sentence, prior to the effective time of the merger, Trustmark, or BancTrust, with Trustmark’s consent, may obtain a six-year “tail” prepaid policy providing coverage equivalent to such insurance. See “The Merger Agreement—Covenants and Agreements—D&O Indemnification and Insurance” on page 84.

Public Trading Markets

Trustmark common stock is listed and traded on NASDAQ under the symbol “TRMK.” BancTrust common stock is listed and traded on NASDAQ under the symbol “BTFG.” Upon the effective time of the merger, the BancTrust common stock will be delisted from NASDAQ and deregistered under the Securities Exchange Act of 1934, as amended, which is referred to as the Exchange Act. The newly issued Trustmark common stock issuable pursuant to the merger agreement will be listed on NASDAQ and freely transferable under the Securities Act of 1933, as amended, which is referred to as the Securities Act.

Dissenters’ Appraisal Rights

If the merger is consummated, holders of record of BancTrust common stock who follow the procedures specified by Article 13 of the ABCL will be entitled to determination and payment in cash of the “fair value” of their stock (as determined immediately before the effective time of the merger), excluding any appreciation or depreciation resulting from the anticipation of the merger, unless such exclusion would be inequitable, but including interest from the effective date of the merger until the date of payment. BancTrust shareholders who elect to follow these procedures are referred to as dissenting shareholders.

A vote in favor of the merger agreement by a holder of BancTrust common stock will result in a waiver of the shareholder’s right to demand payment for his or her shares.
The following summary of the provisions of Article 13 of the ABCL is not intended to be a complete statement of such provisions, the full text of which is attached as Annex C to this proxy statement/prospectus, and is qualified in its entirety by reference thereto.

A holder of BancTrust common stock electing to exercise dissenters’ rights (1) must deliver to BancTrust at 107 Saint Francis Street, Mobile, Alabama 36602, Attention: F. Michael Johnson, before the vote at the BancTrust special meeting, written notice of his or her intent to demand payment for his or her shares if the merger is effectuated, and (2) must not vote in favor of the merger agreement. The requirement of written notice is in addition to and separate from the requirement that such shares not be voted in favor of the merger agreement, and the requirement of written notice is not satisfied by voting against the merger agreement either in person or by proxy. The requirement that shares not be voted in favor of the merger agreement will be satisfied if no proxy is returned and the shares are not voted in person. Because a properly executed and delivered proxy which is left blank will, unless revoked, be voted “FOR” approval of the merger agreement, in order to be assured that his, her or its shares are not voted in favor of the merger agreement, the dissenting shareholders who vote by proxy must not leave the proxy blank but must (1) vote “AGAINST” the approval of the merger agreement or (2) affirmatively “ABSTAIN” from voting. Neither a vote against approval of the merger agreement nor an abstention will satisfy the requirement that a written notice of intent to demand payment be delivered to BancTrust before the vote on the merger agreement.

A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies BancTrust in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. A beneficial shareholder of BancTrust common stock may assert dissenters’ rights as to shares held on his or her behalf only if he or she submits to BancTrust the record shareholder’s written consent to the dissent prior to or contemporaneously with such assertion and he or she does so with respect to all shares of which he, she or it is the beneficial shareholder or over which he, she or it has the power to vote. Where no number of shares is expressly mentioned, the notice of intent to demand payment will be presumed to cover all shares held in the name of the record holder.

No later than 10 days after the merger, Trustmark, as surviving corporation of the merger, will send a written dissenters’ notice to each dissenting shareholder who did not vote in favor of the merger and who duly filed a written notice of intent to demand payment in accordance with the foregoing. The dissenters’ notice will specify, among other things, the deadline by which time Trustmark must receive a payment demand from such dissenting shareholders and will include a form for demanding payment. The deadline will be no fewer than 30 days and no more than 60 days after the date the dissenters’ notice is delivered. It is the obligation of any dissenting shareholder to initiate all necessary action to perfect his or her dissenters’ rights within the time periods prescribed in Article 13 of the ABCL and the dissenters’ notice. If no payment demand is timely received from a dissenting shareholder, all dissenters’ rights of said dissenting shareholder will be lost, notwithstanding any previously submitted written notice of intent to demand payment. Each dissenting shareholder who demands payment retains all other rights of a shareholder unless and until those rights are cancelled or modified by the merger. A dissenting shareholder who demands payment in accordance with the foregoing may not thereafter withdraw that demand and accept the terms offered under the merger agreement unless Trustmark consents thereto.

Within 20 days of a formal payment demand, a dissenting shareholder who has made a demand must submit his or her share certificate or certificates to Trustmark so that a notation to that effect may be placed on such certificate or certificates and the shares may be returned to the dissenting shareholder with the notation thereon. A shareholder’s failure to submit shares for notation will, at Trustmark’s option, terminate the holder’s rights as a dissenter, unless a court of competent jurisdiction determines otherwise.

Promptly after the merger, or upon receipt of a payment demand, Trustmark shall offer to pay each dissenting shareholder who complied with Article 13 of the ABCL the amount Trustmark estimates to be the fair value of such dissenting shareholder’s shares plus accrued interest. Each dissenting shareholder who agrees to accept the offer of payment in full satisfaction of his or her demand must surrender to Trustmark the certificate or certificates representing his or her shares in accordance with the terms of the dissenters’ notice. Upon receiving the certificate or certificates, Trustmark will pay each dissenting shareholder the fair value of his or her shares, plus accrued interest. Upon receiving payment, each dissenting shareholder ceases to have any interest in the shares.

Each dissenting shareholder who has made a payment demand may notify Trustmark in writing of his or her own estimate of the fair value of his or her shares and the amount of interest due, and demand payment of his or her estimate, or reject the offer made to such shareholder and demand payment of the fair value of his or her shares and interest due, if: (1) the dissenting shareholder believes that the amount offered is less than the fair value of the shares or that the interest due is incorrectly calculated; (2) Trustmark fails to make an offer as required by Article 13 of the ABCL within 60 days after the date set for demanding payment; or (3) BancTrust, having failed to consummate the merger, does not release the transfer restrictions imposed on the shares within 60 days after the date set for demanding payment; provided, however, that a dissenting shareholder waives the right to demand payment different from that offered unless he or she notifies Trustmark of his or her demand in writing within 30 days after Trustmark offered payment for the shares.

If a demand for payment remains unsettled, Trustmark will commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the proceeding is not commenced within the 60-day period, each dissenting shareholder whose demand remains unsettled shall be entitled to receive the amount demanded. Such a proceeding will be filed in the Circuit Court of Mobile County, Alabama. Each dissenting shareholder made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of the shares, plus accrued interest. Upon payment of the judgment and surrender to Trustmark of the certificate or certificates representing the judicially appraised shares, a dissenting shareholder will cease to have any interest in the shares. The Court may assess costs incurred in such a proceeding against Trustmark or may assess the costs against all or some of the dissenting shareholders, in amounts the court finds equitable, to the extent the Court finds that such dissenting shareholders acted arbitrarily, vexatiously or not in good faith in demanding payment different from that initially offered by Trustmark. The Court may also assess the reasonable fees and expenses of counsel and experts against Trustmark, if the Court finds that it did not substantially comply with its requirements regarding providing notice of dissenters’ rights and the procedures associated therewith under Article 13 of the ABCL or against either Trustmark or all or some of the dissenting shareholders if the Court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided in Article 13 of the ABCL. If the Court finds that services of counsel for any dissenter were of substantial benefit to other similarly situated dissenters, and that fees for such services should not be assessed against Trustmark, then the Court may award reasonable fees to such counsel that will be paid out of the amounts awarded to dissenters who benefited from such services.

Regulatory Approvals Required for the Merger

Trustmark and BancTrust have agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement; provided that in no event will Trustmark be required to raise common equity capital at the holding company level in an amount which would reduce the economic benefits of the transactions contemplated by the merger agreement to Trustmark to such a degree that Trustmark would not have entered into the merger agreement had such condition to raise common equity capital been known to it at the date of the merger agreement, which is referred to as a burdensome condition. These approvals include approval from the Federal Reserve Board, among others. Trustmark and BancTrust have filed, or are in the process of filing, applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board. The transactions contemplated by the merger agreement are subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956, as amended, which is referred to as the BHC Act. In considering the approval of a transaction such as the merger, the BHC Act requires the Federal Reserve Board to review, with respect to the bank holding companies and the banks concerned: (1) the competitive impact of the transaction; (2) the financial condition and future prospects, including capital positions and managerial resources; (3) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act; (4) the effectiveness of the companies and the depository institutions concerned in combating money-laundering activities and (5) the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate.

Office of the Comptroller of the Currency. Immediately following the merger, Trustmark intends to merge BankTrust with and into Trustmark National Bank, with Trustmark National Bank surviving. Consummation of the bank subsidiary merger is subject to receipt of the approval of the OCC under the Bank Merger Act. Application for approval of the bank merger will be subject to a 30-day public notice and comment period, as well as review and approval by the OCC. In evaluating an application filed under the Bank Merger Act, the OCC generally considers the financial and managerial resources of the banks, the convenience and needs of the community to be served, the banks’ effectiveness in combating money-laundering activities as well as the import of the transaction on financial stability. In connection with its review, the OCC will provide an opportunity for public comment on the application for the bank merger, and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate.

United States Department of the Treasury. The purchase of the BancTrust TARP preferred stock and the BancTrust TARP warrant requires the approval and cooperation of Treasury, in addition to approval of the Federal Reserve Board. BancTrust and Trustmark have notified Treasury and the Federal Reserve Board of Trustmark’s intent to purchase. When all consultations among the regulatory agencies have been completed, Treasury and the Federal Reserve will advise BancTrust and Trustmark concerning the completion of the purchase.

Additional Regulatory Approvals and Notices. Under Alabama state law, Trustmark must also obtain the approval of the ABD to merge with BancTrust and to acquire indirect control of its subsidiary, BankTrust. Additionally, Trustmark must provide the ABD with notice of the proposed interstate merger of BankTrust with and into Trustmark National Bank, as well as a copy of the application filed with the OCC under the Bank Merger Act.

We note that the regulatory agencies may also request that we provide additional information or filings for purposes of their review and approval of the proposed transactions.

Timing. We cannot assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. We also cannot assure you that any third party will not attempt to challenge the merger on antitrust grounds, and, if such a challenge is made, we cannot assure you as to its result.

Trustmark and BancTrust believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Trustmark or BancTrust. The parties’ obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals.

We are not aware of any material governmental approvals or actions that are required for consummation of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

Litigation Relating to the Merger

On July 19, 2012, a purported shareholder of BancTrust filed a derivative complaint on behalf of BancTrust in the 13th Judicial Circuit Court of Mobile County, Alabama, captioned Dickson v. Lamar Jr. et al., CV-2012-901523.00, and naming as defendants BancTrust, BancTrust’s board of directors and Trustmark. The lawsuit challenges the fairness of the merger and alleges that the director defendants breached their fiduciary duties to BancTrust, that Trustmark aided and abetted those alleged breaches, and that the director defendants wasted corporate assets of BancTrust. The lawsuit generally seeks an injunction barring the defendants from consummating the merger, a declaratory judgment that the merger agreement was entered into in breach of the fiduciary duties of defendants, and a direction that the director defendants exercise their fiduciary duties to commence a new sale process. In addition, the lawsuit seeks rescission of the merger agreement to the extent already implemented, imposition of a constructive trust in favor of plaintiff upon any benefits improperly received by defendants as a result of their alleged wrongful conduct, and an award of the costs and expenses incurred in the action, including reasonable counsel fees and expert fees.

BancTrust, BancTrust’s board of directors and Trustmark each intend to vigorously defend these and any future lawsuits, as they believe that they have valid defenses to all claims and that the lawsuits are entirely without merit.

NASDAQ Listing of Trustmark Common Stock; Delisting and Deregistration of BancTrust Common Stock

Before the effective time of the merger, Trustmark has agreed to use its reasonable best efforts to cause the shares of Trustmark common stock to be issued in the merger to be approved for listing on NASDAQ. The listing of the shares of Trustmark common stock is also a condition to the consummation of the merger. If the merger is completed, BancTrust common stock will cease to be listed on NASDAQ and BancTrust common stock will be deregistered under the Exchange Act.

THE MERGER AGREEMENT

The following describes certain material provisions of the merger agreement, but does not describe all of the terms of the merger agreement and may not contain all of the information about the merger agreement that is important to you. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing this merger.

Structure of the Merger

Each of the BancTrust board of directors and the Trustmark board of directors has approved and adopted the merger agreement, which provides for the merger of BancTrust with and into Trustmark, with Trustmark continuing as the surviving corporation.

Merger Consideration

Each share of BancTrust common stock issued and outstanding immediately prior to the effective time of the merger, except for shares of BancTrust common stock held by Trustmark, BancTrust and their respective subsidiaries, will be converted into the right to receive 0.125 of a share of Trustmark common stock. If the number of shares of Trustmark common stock changes before the merger is completed as a result of a stock split, stock dividend or similar recapitalization with respect to such stock, and the record or effective date with respect to such change is prior to the effective time of the merger, then the exchange ratio will be equitably and proportionately adjusted to reflect such change.

Fractional Shares

Trustmark will not issue any fractional shares of Trustmark common stock in the merger. Instead, a BancTrust shareholder who otherwise would have been entitled to receive a fraction of a share of Trustmark common stock will receive, in lieu thereof, an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying the fraction of a share of Trustmark common stock to which the holder would otherwise be entitled by the last reported sale price of Trustmark common stock on NASDAQ on the last trading day preceding the date on which the merger is completed.

Surviving Corporation, Governing Documents and Directors

At the effective time of the merger, Trustmark’s articles of incorporation and bylaws in effect immediately prior to the effective time will be the articles of incorporation and bylaws of Trustmark as the surviving corporation of the merger, until thereafter amended in accordance with their respective terms and applicable law. At the effective time of the merger, the board of directors of Trustmark immediately prior to the effective time of the merger will be the board of directors of Trustmark as the surviving corporation of the merger. As of the effective time of the merger, two current directors of BancTrust who are mutually selected by BancTrust and Trustmark will be appointed as directors of Trustmark National Bank.

Treatment of BancTrust Stock Options and Other Equity-Based Awards

Each outstanding and unvested option to purchase shares of BancTrust common stock shall vest in full and becomes exercisable not less than 30 days prior to the effective time of the merger. Any BancTrust stock options that are not exercised on or before the effective time of the merger will terminate and be cancelled for no consideration. Because all currently outstanding BancTrust stock options have an exercise price that is significantly higher than the average closing price per share of BancTrust’s common stock, the stock options are underwater and therefore are not expected to be exercised prior to the effective time of the merger.

Each outstanding share of BancTrust restricted stock will vest in full and become free of restrictions immediately prior to the effective time of the merger, and at the effective time of the merger will be converted into the right to receive 0.125 of a share of Trustmark common stock, less applicable tax withholding (if any).

Additionally, the deferred stock rights in respect of BancTrust common stock under BancTrust’s amended and restated director deferred compensation plan will be converted into the right to receive the number of shares of Trustmark common stock equal to the number of shares of BancTrust common stock underlying the deferred stock right multiplied by the exchange ratio, with distributions to be made in accordance with the terms of the plan.

Treatment of BancTrust TARP Preferred Stock and TARP Warrant

Trustmark intends to purchase from Treasury or other holders thereof each issued and outstanding share of BancTrust TARP preferred stock issued and outstanding immediately prior to the effective time of the merger. In addition, Trustmark intends to purchase from Treasury the BancTrust TARP warrant.

Bank Subsidiary Merger

Immediately after the merger is effective, BankTrust, an Alabama banking corporation and wholly owned subsidiary of BancTrust, will merge with and into Trustmark National Bank, a national banking organization and wholly owned subsidiary of Trustmark, with Trustmark National Bank continuing as the surviving corporation of the merger.

Closing and Effective Time of the Merger

The merger will be completed only if all conditions to the merger discussed in this proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived (subject to applicable laws). See “—Conditions to Consummation of the Merger” beginning on page 87.

The merger will become effective on the date and at the time specified in the articles of merger to be filed with the Secretary of State of the State of Alabama and in the articles of merger to be filed with the Secretary of State of the State of Mississippi. In the merger agreement, we have agreed to cause the effective time of the merger to occur on the fifth business day following the satisfaction or waiver (subject to applicable laws) of the last of the conditions specified in the merger agreement, or on another mutually agreed date. It currently is anticipated that the effective time of the merger will occur in the fourth quarter of 2012, subject to the receipt of regulatory approvals and other customary closing conditions, but we cannot guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

The conversion of BancTrust common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Promptly after the effective time of the merger, the exchange agent will exchange certificates or book-entry shares representing shares of BancTrust common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

Promptly after the effective time of the merger, the exchange agent will mail appropriate transmittal materials and instructions to those persons who were holders of record of BancTrust common stock immediately prior to the effective time of the merger. These materials will contain instructions on how to surrender shares of BancTrust common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

If a certificate for BancTrust common stock has been lost, stolen, mislaid or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon receipt of (1) an affidavit of that fact from the claimant, (2) such bond, security or indemnity as Trustmark and the exchange agent may reasonably require and (3) any other documents reasonably requested by the exchange agent to evidence and effect the bona fide exchange thereof.

After the effective time of the merger, there will be no further transfers on the stock transfer books of BancTrust.

Withholding

Trustmark and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the merger agreement to any BancTrust shareholder the amounts, if any, it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. To the extent that any amounts are so withheld, these amounts will be treated for all purposes of the merger agreement as having been paid to the shareholders in respect of which such deduction and withholding was made.

Dividends and Distributions

Whenever a dividend or other distribution is declared by Trustmark on Trustmark common stock, the record date for which is at or after the effective time of the merger, the declaration will include dividends or other distributions on all shares of Trustmark common stock issuable pursuant to the merger agreement, but such dividends or other distributions will not be paid to the holder thereof until such holder has duly surrendered its BancTrust stock certificates or book-entry shares in accordance with the merger agreement.

Prior to the effective time of the merger, neither BancTrust nor its subsidiaries may, except with Trustmark’s prior written consent, declare or pay any dividend or distribution on its capital stock, other than with respect to the BancTrust TARP preferred stock, or repurchase any shares of its capital stock.

Representations and Warranties

In the merger agreement, BancTrust has made customary representations and warranties to Trustmark with respect to, among other things:

•	the due organization, valid existence, good standing and corporate power and authority of BancTrust and its subsidiaries;

•

BancTrust’s authority to enter into the merger agreement and to complete the transactions contemplated by the merger agreement (subject to receipt of the vote of the holders of at least two-thirds of the outstanding shares of BancTrust common stock) and the enforceability of the merger agreement against BancTrust in accordance with its terms;

•

the absence of conflicts with or breaches of BancTrust’s or its subsidiaries’ governing documents, certain agreements or applicable laws as a result of entering into the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	the required consents of regulatory authorities in connection with the transactions contemplated by the merger agreement;

•	BancTrust’s capitalization, including in particular the number of shares of BancTrust common stock issued and outstanding;

•	BancTrust’s SEC filings since December 31, 2008, including financial statements contained therein;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	the absence of undisclosed liabilities;

•

the absence since March 31, 2012 of a material adverse effect on BancTrust and the conduct by BancTrust and its subsidiaries of their respective businesses in the ordinary and usual course of business consistent with past practice since March 31, 2012;

•	tax matters;

•	the assets of BancTrust and its subsidiaries;

•	intellectual property matters;

•	environmental matters;

•	compliance with laws, orders and permits;

•	compliance with the Community Reinvestment Act of 1977, which is referred to as the Community Reinvestment Act, and the regulations promulgated thereunder;

•	compliance with the Foreign Corrupt Practices Act of 1977, as amended;

•	labor relations;

•	matters relating to employee benefit plans and ERISA;

•	matters with respect to certain of BancTrust’s contracts;

•	derivative transactions entered into for the account of BancTrust and its subsidiaries;

•	legal proceedings;

•	reports filed with regulatory authorities other than the SEC since December 31, 2008;

•	the accuracy of the information supplied by BancTrust in this proxy statement/prospectus;

•	the inapplicability of state anti-takeover statutes;

•	receipt by the BancTrust board of the KBW fairness opinion;

•	loan matters;

•	insurance matters;

•	the trust businesses of BancTrust and its subsidiaries;

•	the absence of undisclosed brokers’ fees and expenses; and

•	affiliate transactions.

In the merger agreement, Trustmark made customary representations and warranties to BancTrust with respect to, among other things:

•	the due organization, valid existence, good standing and corporate power and authority of Trustmark;

•

Trustmark’s authority to enter into the merger agreement and to complete the transactions contemplated by the merger agreement and the enforceability of the merger agreement against Trustmark in accordance with its terms;

•

the absence of conflicts with or breaches of Trustmark’s governing documents, certain agreements or applicable laws as a result of entering into the merger agreement and the consummation of the merger and the other transactions contemplated by the merger agreement;

•	the required consents of regulatory authorities in connection with the transactions contemplated by the merger agreement;

•	Trustmark’s capitalization, including in particular the number of shares of Trustmark common stock issued and outstanding;

•	Trustmark’s SEC filings since December 31, 2008, including financial statements contained therein;

•	internal controls and compliance with the Sarbanes-Oxley Act of 2002;

•	the absence of undisclosed liabilities;

•

the absence since March 31, 2012 of a material adverse effect on Trustmark and the conduct by Trustmark of its business in the ordinary and usual course of business consistent with past practice since March 31, 2012;

•	tax matters;

•	environmental matters;

•	compliance with laws, orders and permits;

•	legal proceedings;

•	matters with respect to Trustmark’s material contracts;

•	reports filed with regulatory authorities other than the SEC since December 31, 2008;

•	the accuracy of the information supplied by Trustmark in this proxy statement/prospectus; and

•	the absence of undisclosed brokers’ fees and expenses.

Many of the representations and warranties in the merger agreement made by BancTrust and Trustmark are qualified by a “materiality” or “material adverse effect” standard (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, individually or in the aggregate, would, as the case may be, be material or have a material adverse effect on BancTrust or Trustmark, as applicable).

Under the merger agreement, a material adverse effect is defined, with respect to a party, as any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate together with all other facts, circumstances, events, changes, effects, developments or occurrences, (1) has had or would reasonably be expected to result in a material adverse effect on the financial condition, results of operations or business of such party and its subsidiaries, taken as a whole, but does not include facts, circumstances, events, changes, effects, developments or occurrences resulting from the following:

•	changes after the date of the merger agreement in U.S. generally accepted accounting principles, which is referred to as GAAP, or regulatory accounting requirements;

•	changes after the date of the merger agreement in laws of general applicability to companies in the financial services industry;

•

changes after the date of the merger agreement in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to BancTrust, the States of Alabama and Florida), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities markets affecting other companies in the financial services industry;

•	after the date of the merger agreement, general changes in the credit markets or general downgrades in the credit markets; or

•	any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism;

except, in each case listed above, to the extent that the effects of such change disproportionately affect such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate; or

•

failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded under the merger agreement, or changes in the trading price of a party’s common stock, in and of itself, but not including any underlying causes unless separately excluded under the merger agreement;

•

any discounts from current book value (net of existing reserves) or specific or general reserves taken (or contemplated to be taken) with respect to any loan portfolio or other owned real estate generally, or any specific loans or other owned real estate publicly disclosed by Trustmark, or with respect to any bank-owned premises up to $6,500,000;

•	the public disclosure of the merger agreement and the impact thereof on relationships with customers or employees; or

•	actions or omissions taken with the prior written consent of the other party or expressly required by the merger agreement;

or (2) prevents or materially impairs the ability of such party to timely consummate the transactions contemplated by the merger agreement.

The representations and warranties in the merger agreement do not survive the effective time of the merger and, as described below under “—Effect of Termination,” if the merger agreement is validly terminated, the merger agreement will become void and have no effect (except with respect to designated provisions of the merger agreement, including those related to payment of fees and expenses and the confidential treatment of information), unless a party breached the merger agreement.

This summary and the copy of the merger agreement attached to this proxy statement/prospectus as Annex A are included solely to provide investors with information regarding the terms of the merger agreement. They are not intended to provide factual information about the parties or any of their respective subsidiaries or affiliates. The foregoing discussion is qualified in its entirety by reference to the merger agreement. The merger agreement contains representations and warranties by Trustmark and BancTrust, which were made only for purposes of that agreement and as of specific dates. The representations, warranties and covenants in the merger agreement were made solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those generally applicable to investors. Investors are not third-party beneficiaries under the merger agreement, and in reviewing the representations, warranties and covenants contained in the merger agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions thereof were not intended by the parties to the merger agreement to be characterizations of the actual state of facts or condition of Trustmark, BancTrust or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Trustmark’s and BancTrust’s public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Trustmark and BancTrust publicly file with the SEC. For more information regarding these documents, see the section entitled “Where You Can Find More Information” beginning on page 160.

Covenants and Agreements

Conduct of Businesses Prior to the Effective Time of the Merger. BancTrust has agreed that, prior to the effective time of the merger or termination of the merger agreement, unless the prior written consent of Trustmark has been obtained, it will, and will cause its subsidiaries to, (1) operate its business only in the usual, regular and ordinary course, consistent with past practice, (2) use its reasonable best efforts to preserve intact its business organization and maintain its rights, authorizations, franchises, advantageous business relationships with customers, vendors, strategic partners, suppliers, distributors and others doing business with it, and the services of its officers and key employees and (3) take no action that would reasonably be expected to adversely affect or delay the receipt of any required regulatory approvals or the consummation of the transactions contemplated by the merger agreement.

Additionally, BancTrust has agreed that prior to the effective time of the merger or termination of the merger agreement, unless the prior written consent of Trustmark has been obtained and except for certain exceptions and as otherwise expressly contemplated in the merger agreement, BancTrust will not, and will not permit any of its subsidiaries to, undertake the following actions or commit to undertake the following actions:

•	amend BancTrust’s articles of incorporation or bylaws or other governing documents of any of its subsidiaries;

•

incur or guarantee any additional debt obligation or other obligation for borrowed money (other than indebtedness of BancTrust or a wholly owned subsidiary of BancTrust to another wholly owned subsidiary of BancTrust), except in the ordinary course of business consistent with past practice;

•

except for BancTrust common stock to be purchased on the open market by the trust associated with BancTrust’s amended and restated director deferred compensation plan or purchases on the open market under BancTrust’s 401(k) plan, repurchase, redeem or otherwise acquire or exchange (other than in accordance with the terms of the merger agreement), directly or indirectly, any shares or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of BancTrust or any of its subsidiaries, or make, declare, pay or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of BancTrust’s capital stock or other equity interests (other than with respect to the BancTrust TARP preferred stock);

•

except pursuant to the exercise of stock options or other equity rights outstanding as of the date of the merger agreement and pursuant to the terms thereof in existence on the date of the merger agreement, (1) issue, sell, pledge, dispose of, encumber, authorize or propose the issuance of, enter into any contract to issue, sell, pledge, dispose of, encumber or authorize or propose the issuance of, or otherwise permit to become outstanding, any additional shares of BancTrust’s common stock or any other capital stock of BancTrust or any of its subsidiaries or any stock appreciation rights, or any option, warrant or other equity right or (2) permit any additional shares of BancTrust’s common stock to become subject to new grants or equity rights, except for issuances under BancTrust’s dividend reinvestment plan as in effect on the date of the merger agreement;

•

directly or indirectly adjust, split, combine or reclassify any capital stock or other equity interest of BancTrust or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of or in substitution for shares of BancTrust common stock, or sell, transfer, lease, mortgage, permit any lien on, or otherwise dispose of, discontinue or otherwise encumber, (1) any shares of capital stock of BancTrust or any of its subsidiaries (unless any such shares of stock are sold or otherwise transferred to BancTrust or a wholly owned subsidiary of BancTrust) or (2) any asset with a value in excess of $100,000 other than pursuant to contracts in force at the date of the merger agreement;

•

(1) purchase any securities or make any acquisition of or investment in, either by purchase of stock or other securities or equity interests, contributions to capital, asset transfers, purchase of any assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business), any person other than a wholly owned subsidiary of BancTrust, or otherwise acquire direct or indirect control over any person or (2) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any person (other than consolidations, mergers or reorganizations solely among wholly owned subsidiaries of BancTrust), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;

•

(1) grant any increase in compensation or benefits to the employees or officers of BancTrust or any of its subsidiaries, except (a) in the case of any employee with a base salary of less than $50,000 as of the date of the merger agreement, for any increases in base salary in the ordinary course of business consistent with past practice, not to exceed three percent in the case of any individual employee or three percent in the aggregate for all employees, which amount may not exceed $100,000 in the aggregate for all employees on an annualized basis, or (b) as required by law; (2) pay any (x) severance or termination pay or (y) any bonus, in either case other than pursuant to the BancTrust employee benefit plan in effect on the date of the merger agreement, and in the case of (x) subject to receipt of an effective release of claims from the employee, and in the case of (y) to the extent required under the terms of the plan without the exercise of any upward discretion; (3) enter into or amend any severance agreements with employees or officers of BancTrust or any of its subsidiaries; (4) subject to certain exceptions, grant any increase in fees or other increases in compensation or other benefits to directors of BancTrust or any of its subsidiaries or (5) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any equity rights or restricted stock, or reprice equity rights granted under a BancTrust compensation plan or authorize cash payments in exchange for any equity rights;

•

enter into, amend or renew any employment contract between BancTrust or any of its subsidiaries and any person having a salary thereunder in excess of $50,000 per year (unless such amendment is required by law) that BancTrust or its subsidiary does not have the unconditional right to terminate without liability (other than liability for services already rendered), at any time on or after the effective time of the merger;

•

except as required by law and subject to certain exceptions, (1) adopt any new employee benefit plan of BancTrust or any of its subsidiaries or terminate or withdraw from, or amend, any BancTrust employee benefit plan, (2) make any distributions from such employee benefit plans, except as required by the terms of such plans or (3) fund or in any other way secure the payment of compensation or benefits under any BancTrust employee benefit plan;

•

make any change in any tax or accounting principles, practices or methods or systems of internal accounting controls, except as may be required to conform to changes in tax laws or regulatory accounting requirements or GAAP;

•

commence any litigation other than in the ordinary course of business consistent with past practice, or settle, waive or release or agree or consent to the issuance of any order in connection with any litigation (1) involving any liability of BancTrust or any of its subsidiaries for money damages in excess of $100,000 or (2) arising out of or relating to the transactions contemplated by the merger agreement;

•	enter into, renew, extend, modify, amend or terminate specified contracts;

•

enter into any new line of business or change in any material respect its lending, investment, risk and asset-liability management, interest rate or fee pricing with respect to depository accounts of BancTrust or any of its subsidiaries, or other material banking or operating policies, or waive any material fees with respect thereto, except as required by law or by rules or policies imposed by a regulatory authority;

•	make, or commit to make, any capital expenditures in excess of $100,000 individually or $500,000 in the aggregate;

•

except as required by law or applicable regulatory authorities, make any material changes in its policies and practices with respect to (1) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans, or (2) its hedging practices and policies;

•

cancel or release any material indebtedness owed to any person or any claims held by any person, except for (1) sales of loans and sales of investment securities, in each case in the ordinary course of business consistent with past practice, or (2) as expressly required by the terms of any contracts in force at the date of the merger agreement;

•

permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or make any application to open, relocate or close any branch or other facility;

•

materially change its investment securities portfolio policy or its policies with respect to the classification or reporting of such portfolios, or invest in any mortgage-backed or mortgage-related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

•

subject to certain exceptions, make, change or revoke any material tax election, change any material method of tax accounting, adopt or change any taxable year or period, file any amended material tax returns, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of taxes, settle or compromise any material tax liability of BancTrust or any of its subsidiaries, enter into any closing agreement with respect to any material tax or surrender any right to claim a material tax refund;

•

take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•

knowingly take any action that is reasonably likely to result in any of the conditions described under “—Conditions to Consummation of the Merger” not being satisfied or materially impair its ability to perform its obligations under the merger agreement or to consummate the transactions contemplated by the merger agreement, except as required by applicable law;

•	enter into any securitizations of any loans or create any special purpose funding or variable interest entity other than on behalf of clients;

•

foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment (except where such an assessment has been conducted in the preceding 12 months) of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of hazardous material;

•

make or acquire any loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any loan, or amend or modify in any material respect any loan, except (1) new unsecured loans not in excess of $250,000 to any person, (2) new secured loans not in excess of $500,000 to a person who is not an existing borrower or an affiliate of an existing borrower, (3) new secured loans not in excess of $750,000 to a person who is an existing borrower or an affiliate of an existing borrower (unless such person is an existing borrower or an affiliate of an existing borrower under an existing loan rated “special mention” or worse by Trustmark, in which case such new secured loan may not be in excess of $250,000), (4) renewals or extensions of existing loans or commitments for any loan not in excess of $500,000 to a person who is an existing borrower or an affiliate of an existing borrower with aggregate outstanding debt of at least $1,000,000 (however, if such person is an existing borrower or an affiliate of an existing borrower under an existing loan rated “special mention” or worse by Trustmark, such renewal or extension may not be in excess of $250,000; and any such renewals or extensions must be granted on similar terms to those of the matured debt), (5) with respect to amendments or modifications that have previously been approved by BancTrust prior to the date of the merger agreement, amend or modify in any material respect any existing loan rated “special mention” or worse by Trustmark, with total credit exposure not in excess of $250,000, and (6) with respect to any such actions that have previously been approved by BancTrust prior to the date of the merger agreement, modify or amend any loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral (at a value below the fair market value thereof as determined by BancTrust), in each case not in excess of $100,000; or

•	agree to take, make any commitment to take or adopt any resolutions of the board of directors of BancTrust in support of any of the above prohibited actions.

Trustmark has agreed that, prior to the effective time of the merger or termination of the merger agreement, unless the prior written consent of BancTrust has been obtained, it will, and will cause its subsidiaries to, (1) operate its business only in the usual, regular and ordinary course, consistent with past practice, (2) use its reasonable best efforts to preserve intact its business organization and maintain its rights, authorizations, franchises, advantageous business relationships with customers, vendors, strategic partners, suppliers, distributors and others doing business with it, and the services of its officers and key employees, and (3) take no action that would reasonably be expected to adversely affect or delay the receipt of any required regulatory approvals or the consummation of the transactions contemplated by the merger agreement.

Additionally, Trustmark has agreed that prior to the effective time of the merger or termination of the merger agreement, unless the prior written consent of BancTrust has been obtained and except as otherwise expressly contemplated in the merger agreement, Trustmark will not, and will not permit any of its subsidiaries to, among other things, undertake the following actions:

•

amend Trustmark’s articles of incorporation or bylaws or other governing documents of Trustmark or its significant subsidiaries in a manner that would adversely affect BancTrust or its shareholders relative to other holders of Trustmark common stock;

•

take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	take any action that could reasonably be expected to impede or delay consummation of the transactions contemplated by the merger agreement; or

•	agree to take, make any commitment to take or adopt any resolutions of Trustmark’s board of directors in support of, any of the above prohibited actions.

Regulatory Matters. Trustmark and BancTrust have agreed to cooperate and to use their respective reasonable best efforts to prepare and file all documents, to obtain all permits, consents, approvals and authorizations of third parties and regulatory authorities necessary to consummate the transactions contemplated by the merger agreement. Trustmark has agreed to use its reasonable best efforts to resolve any objections asserted with respect to the merger under any applicable law or order, including agreeing to divest any assets, deposits, lines of business or branches; provided that in no event will Trustmark be required to accept a burdensome condition. Each party will consult with the other party with respect to obtaining all material permits, consents, approvals and authorizations of any regulatory authority necessary or advisable to complete the transactions contemplated by the merger agreement, and will keep such other party apprised of the status of material matters relating to completion of the transactions contemplated by the merger agreement, including certain communications from regulatory authorities.

Tax Matters. Trustmark and BancTrust have agreed to use their respective reasonable best efforts to cause the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and to take no action that would cause the merger not to so qualify.

Employee Matters. The merger agreement provides that employees of BancTrust or its subsidiaries generally will be eligible to receive benefits that are, as a whole, substantially similar to those provided to similarly situated Trustmark employees, including severance benefits (although employees of BancTrust or its subsidiaries who are party to individual agreements will receive the severance benefits provided under the applicable agreements); however, employees of BancTrust or its subsidiaries may continue to participate in BancTrust benefit plans after the closing of the merger while Trustmark integrates the employees of BancTrust or its subsidiaries into its own benefit plans. Also, employees of BancTrust or its subsidiaries will receive service credit based on their service with BancTrust or its subsidiaries for purposes of participation in the Trustmark benefit plans, and Trustmark will use its reasonable best efforts to give credit for covered expenses incurred prior to the effective time of the merger for purposes of satisfying deductibles and out-of-pocket expenses under health care plans.

Trustmark will honor BancTrust’s compensation and benefit plans, including change in control severance agreements, in accordance with the terms of those plans and agreements, and acknowledges that the merger constitutes a change in control under such plans and agreements.

Prior to the effective time of the merger, BancTrust will terminate the BancTrust stock plans, and, if requested by Trustmark, BancTrust will (1) terminate the BancTrust 401(k) plan, (2) terminate or freeze BancTrust’s amended and restated directors deferred compensation plan, and (3) freeze the BancTrust pension plan and supplemental retirement benefit plan agreements (other than as prohibited by ERISA).

D&O Indemnification and Insurance. The merger agreement provides that for six years after the effective time of the merger, Trustmark will indemnify, defend and hold harmless each of the present and former directors and officers of BancTrust and its subsidiaries against all liabilities arising out of actions or omissions arising out of such person’s services in such capacities to the fullest extent permitted by applicable law and BancTrust’s governing documents in effect on the date of the merger agreement (including any provisions relating to the advancement of expenses incurred in the defense of any litigation).

The merger agreement requires Trustmark to use its reasonable best efforts to maintain for a period of six years after the effective time of the merger BancTrust’s existing directors’ and officers’ liability insurance policy, or policies of at least the same coverage and amounts and containing terms and conditions which are substantially no less advantageous than the current policy (or, with the consent of BancTrust prior to the effective time of the merger, any other policy), with respect to claims arising from facts or events that occurred prior to the effective time of the merger, and covering such individuals who are currently covered by such insurance. However, Trustmark is not required to incur annual premium payments greater than 350 percent of BancTrust’s current directors’ and officers’ annual liability insurance premium. In lieu of the insurance described in the preceding sentence, prior to the effective time of the merger, Trustmark, or BancTrust, with Trustmark’s consent, may obtain a six-year “tail” prepaid policy providing coverage equivalent to such insurance.

TARP Purchase. BancTrust is required to use its reasonable best efforts to facilitate the purchase by Trustmark or one of its subsidiaries of the BancTrust TARP preferred stock and the BancTrust TARP warrant. In furtherance of the foregoing, BancTrust is required to provide, and to cause its subsidiaries and its and their representatives to provide, all reasonable cooperation and to take all reasonable actions as may be requested by Trustmark in connection with such purchase, including by (1) furnishing all information concerning BancTrust and its subsidiaries that Trustmark or any applicable regulatory authority may request in connection with such purchase or with respect to the effects of such purchase on Trustmark or its pro forma capitalization, (2) assisting with the preparation of any analyses or presentations Trustmark deems necessary or advisable in its reasonable judgment in connection with such purchase or the effects thereof and (3) entering into any agreement with such holder (including any letter agreement among BancTrust, Trustmark and such holder) to effect the purchase of such shares as Trustmark may reasonably request (provided that neither BancTrust nor any of its subsidiaries will be required to agree to any obligation that is not contingent upon the consummation of the merger).

Certain Additional Covenants. The merger agreement also contains additional covenants, including covenants relating to the filing of this proxy statement/prospectus, obtaining required consents, the listing of the shares of Trustmark common stock to be issued in the merger and public announcements with respect to the transactions contemplated by the merger agreement.

Agreement Not to Solicit Other Offers

BancTrust has agreed that it and its subsidiaries will not, and will cause their respective representatives not to, directly or indirectly:

•	solicit, initiate, encourage (including by providing information or assistance), facilitate or induce any acquisition proposal;

•

participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any third party any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any offer or proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal;

•	approve, agree to, accept, endorse or recommend any acquisition proposal; or

•

approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any acquisition agreement contemplating or otherwise relating to any acquisition transaction.

However, if prior to the BancTrust special meeting, BancTrust receives an unsolicited written acquisition proposal by any third party that did not result from or arise in connection with a breach of the non-solicitation provisions described above, BancTrust and its representatives may, prior to (but not after) the BancTrust special meeting, take the following actions if the board of directors of BancTrust (or any committee thereof) has (1) determined, in its good faith judgment (after consultation with BancTrust’s financial advisors and outside legal counsel), that such acquisition proposal constitutes or could reasonably be expected to lead to a superior proposal and that the failure to take such actions would be inconsistent with the directors’ exercise of their fiduciary duties under applicable law, and (2) obtained from such third party an executed confidentiality agreement containing terms at least as restrictive with respect to such third party as the terms of BancTrust’s confidentiality agreement with Trustmark is with respect to Trustmark: (A) furnish information to, and (B) enter into discussions and negotiations with, such third party with respect to such written acquisition proposal.

BancTrust has also agreed to promptly (but in no event more than 24 hours) following the receipt of any acquisition proposal, or any request for nonpublic information or any inquiry that could reasonably be expected to lead to an acquisition proposal, provide Trustmark with written notice of its receipt of such acquisition proposal, request or inquiry, and the terms and conditions of such acquisition proposal, request or inquiry (including the identity of the person making the acquisition proposal, request or inquiry), and to provide Trustmark as promptly as practicable with a copy of such acquisition proposal, if in writing, or a written summary of the material terms of such acquisition proposal, if oral. In addition, BancTrust has agreed to simultaneously provide to Trustmark any nonpublic information concerning BancTrust or any of its subsidiaries that may be provided to any third party in accordance with the terms of the merger agreement, to the extent not previously provided to Trustmark, and to keep Trustmark informed on a current basis in all material respects of all communications regarding (including any material amendments or proposed material amendments to) any such acquisition proposal, request or inquiry.

BancTrust has agreed to, and to direct its representatives to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any third party conducted prior to May 28, 2012, with respect to any offer or proposal that constitutes, or may reasonably be expected to lead to, an acquisition proposal, to request the prompt return or destruction of all confidential information previously furnished to any third party that has made or indicated an intention to make an acquisition proposal and not to waive or amend any “standstill” provision or provisions of similar effect to which it is a party or of which it is a beneficiary, and to strictly enforce any such provisions.

The merger agreement provides that the above-described restrictions on BancTrust do not prohibit BancTrust or its board of directors from issuing a “stop, look and listen” communication pursuant to Rule

14d-9(f) under the Exchange Act or from complying with Rules 14d-9 and 14e-2(a) under the Exchange Act with respect to an acquisition proposal or from making any disclosure to BancTrust’s shareholders if BancTrust’s board of directors (after consultation with its outside legal counsel) concludes that its failure to do so would be inconsistent with its fiduciary duties under applicable law. Issuance of any such communication will be deemed a change in BancTrust’s recommendation (as described below) unless the communication includes a reaffirmation of BancTrust’s recommendation in favor of approval by BancTrust’s shareholders of the merger agreement.

For purposes of the merger agreement,

•

an “acquisition proposal” means any offer, inquiry, proposal or indication of interest (whether communicated to BancTrust or publicly announced to BancTrust’s shareholders and whether binding or nonbinding) by any third party for an acquisition transaction;

•

an “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the merger agreement) involving: (1) any acquisition or purchase from BancTrust by any third party of 20 percent or more in interest of the total outstanding voting securities of BancTrust or any of its subsidiaries, or any tender offer or exchange offer that if consummated would result in any third party beneficially owning 20 percent or more in interest of the total outstanding voting securities of BancTrust or any of its subsidiaries, or any merger, consolidation, business combination or similar transaction involving BancTrust or any of its subsidiaries pursuant to which the shareholders of BancTrust immediately preceding such transaction hold less than 80 percent of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (2) any sale, lease, exchange, transfer, license, acquisition or disposition of 20 percent or more of the assets of BancTrust and its subsidiaries, taken as a whole; or (3) any liquidation or dissolution of BancTrust; and

•

“superior proposal” means any unsolicited bona fide written acquisition proposal with respect to which the board of directors of BancTrust determines in its good faith judgment (based on, among other things, the advice of outside legal counsel and a financial advisor) to be more favorable, from a financial point of view, to BancTrust’s shareholders than the merger and the other transactions contemplated by the merger agreement (as it may be proposed to be amended by Trustmark), taking into account all relevant factors (including the acquisition proposal and the merger agreement (including any proposed changes to the merger agreement that may be proposed by Trustmark in response to such acquisition proposal)); provided, that for purposes of the definition of “superior proposal,” the references to “20 percent” and “80 percent” in the definitions of acquisition proposal and acquisition transaction are deemed to be references to “100 percent.”

BancTrust Shareholder Meeting and Recommendation of BancTrust’s Board of Directors

BancTrust has agreed to hold a meeting of its shareholders for the purpose of voting upon approval of the merger agreement as promptly as reasonably practicable after the registration statement of which this proxy statement/prospectus is a part is declared effective by the SEC. BancTrust will use its reasonable best efforts to obtain from its shareholders the requisite shareholder approval of the merger agreement, including by recommending that its shareholders approve the merger agreement (subject to the provisions governing the BancTrust board of directors’ ability to make a change in BancTrust’s recommendation, as described below).

The board of directors of BancTrust has agreed to recommend that BancTrust’s shareholders vote in favor of approval of the merger agreement and to not withdraw, qualify or modify (or publicly propose to withdraw, qualify or modify) such recommendation in any manner adverse to Trustmark, or take any action or make any public statement, filing or release inconsistent with such recommendation (which is referred to as a change in BancTrust’s recommendation), except that, prior to the BancTrust special meeting, BancTrust’s board of directors may effect a change in BancTrust’s recommendation if:

•

BancTrust has received a superior proposal (after giving effect to the terms of any revised offer by Trustmark), if the board of directors of BancTrust has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable law;

•	BancTrust has complied in all material respects with the non-solicitation provisions described above;

•

BancTrust has given at least three business days’ written notice to Trustmark, which is referred to as the notice period, of its intention to effect a change in BancTrust’s recommendation, which notice must advise Trustmark that the board of directors of BancTrust has received a superior proposal and must include a copy of such superior proposal;

•

BancTrust has negotiated, and has caused its representatives to negotiate, with Trustmark in good faith (to the extent Trustmark desires to so negotiate) during the notice period to make adjustments in the terms and conditions of the merger agreement so that the superior proposal ceases to constitute (in the judgment of the board of directors of BancTrust) a superior proposal; and

•

BancTrust’s board of directors determines in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Trustmark, if any, that such superior proposal remains a superior proposal.

In the event of any revisions to the superior proposal during the notice period, BancTrust will be required to deliver a new written notice to Trustmark and to comply with the other requirements described above with respect to such new written notice.

The merger agreement requires BancTrust to submit the merger agreement to a shareholder vote even if its board of directors effects a change in BancTrust’s recommendation. If the board of directors of BancTrust has effected a change in BancTrust’s recommendation, then the board of directors of BancTrust is required to submit the merger agreement to BancTrust’s shareholders without recommendation (although the resolutions of the board of directors of BancTrust adopting the merger agreement may not be rescinded), in which event the board of directors of BancTrust may communicate the basis for its lack of a recommendation to BancTrust’s shareholders in this proxy statement/prospectus or an appropriate amendment or supplement hereto. In addition to the foregoing, BancTrust is not permitted to submit to the vote of its shareholders any acquisition proposal other than the merger contemplated by the merger agreement.

Conditions to Consummation of the Merger

Our respective obligations to consummate the merger are subject to the fulfillment or waiver of the following conditions:

•	the approval by BancTrust’s shareholders of the merger agreement and the transactions contemplated thereby;

•

the receipt of all regulatory approvals required from the Federal Reserve Board, the OCC and the Superintendent of the ABD, and any other required regulatory approvals or consents, the failure of which to obtain would reasonably be expected to have a material adverse effect on Trustmark or BancTrust (considered as a consolidated entity), in each case required to consummate the transactions contemplated by the merger agreement, and expiration of all related statutory waiting periods; provided that no such required regulatory approval may impose a burdensome condition on Trustmark;

•

the absence of any rule, regulation, law, judgment, injunction or order (whether temporary, preliminary or permanent) by any court or regulatory authority of competent jurisdiction prohibiting, restricting or making illegal consummation of the transactions contemplated by the merger agreement;

•

the effectiveness of the registration statement of which this proxy statement/prospectus is a part under the Securities Act and the absence of any stop order, action, suit, proceeding or investigation by the SEC to suspend the effectiveness of the registration statement;

•	the approval of the listing on NASDAQ of the Trustmark common stock to be issued in the merger;

•

the accuracy of the representations and warranties of the other party in the merger agreement as of the date of the merger agreement and as of the effective time of the merger, subject to the materiality standards provided in the merger agreement, and the performance by the other party in all material respects of all agreements and covenants of such party under the merger agreement prior to the effective time of the merger (and the receipt by each party of a certificate from the other party to such effect); and

•	receipt by each of Trustmark and BancTrust of an opinion of legal counsel as to certain tax matters.

We cannot provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this proxy statement/prospectus, we have no reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

The merger agreement can be terminated at any time prior to the effective time of the merger by mutual consent, or by either party in the following circumstances:

•

any regulatory authority denies a requisite regulatory approval and this denial has become final and nonappealable, or a regulatory authority has issued a final and nonappealable rule, regulation, law, judgment, injunction or order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement, so long as the party seeking to terminate the merger agreement has used its reasonable best efforts to contest, appeal and change or remove such denial, law or order;

•	the BancTrust shareholders fail to approve the merger agreement and the transactions contemplated thereby at the BancTrust special meeting;

•

the merger has not been completed by December 31, 2012, which is referred to as the outside date, if the failure to consummate the transactions contemplated by the merger agreement by that date is not caused by the terminating party’s breach of the merger agreement;

•

any of the conditions precedent described above to the obligations of the terminating party to consummate the merger cannot be satisfied or fulfilled by the outside date, if the failure of such condition to be satisfied or fulfilled by such date is not a result of the terminating party’s failure to perform, in any material respect, any of its material covenants or agreements contained in the merger agreement, or the material breach of any of its material representations or warranties contained in the merger agreement, and, in the case of BancTrust, is not a result of BancTrust’s breach of its non-solicitation obligations, obligations with respect to other acquisition proposals or obligations to call, give notice of, convene and/or hold a shareholders’ meeting or to use its reasonable best efforts to obtain the approval of its shareholders in accordance with the terms of the merger agreement.

In addition, Trustmark may terminate the merger agreement if BancTrust’s board of directors:

•	effects a change in BancTrust’s recommendation;

•	fails to recommend the merger and approval of the merger agreement by the BancTrust shareholders;

•	breaches its non-solicitation obligations and obligations with respect to other acquisition proposals in any respect adverse to Trustmark; or

•	breaches its obligations to call, give notice of, convene and/or hold a shareholders’ meeting or to use reasonable best efforts to obtain the approval of BancTrust shareholders.

Effect of Termination

If the merger agreement is terminated, it will become void, except that (1) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information and (2) both Trustmark and BancTrust will remain liable for any liability resulting from breaches by such party of the merger agreement.

Termination Fee

BancTrust will pay Trustmark a $5 million termination fee if:

•

either Trustmark or BancTrust terminates the merger agreement as a result of (1) denial of a requisite regulatory approval, (2) a law or order permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by the merger agreement, (3) the shareholders of BancTrust failing to vote their approval of the merger agreement and the transactions contemplated thereby at the BancTrust special meeting, or (4) the merger having not been consummated by December 31, 2012, and at the time of such termination a third party has made and not withdrawn, or has publicly announced an intention to make and has not withdrawn, an acquisition proposal, and within 12 months of such termination BancTrust either consummates an acquisition transaction or enters into an acquisition agreement with respect to an acquisition transaction; or

•

Trustmark terminates the merger agreement because BancTrust’s board of directors has effected a change in BancTrust’s recommendation, has approved, adopted or recommended an acquisition proposal by a third-party, has failed to recommend the merger and approval of the merger agreement by the BancTrust shareholders, has breached its non-solicitation obligations and obligations with respect to other acquisition proposals in any respect adverse to Trustmark, or has breached its obligations to call, give notice of, convene and/or hold a shareholders’ meeting or to use reasonable best efforts to obtain the approval of the BancTrust shareholders.

If the termination fee becomes payable in the absence of an acquisition proposal and BancTrust is unable to pay the termination fee in cash without violating applicable bank regulations, the termination fee may instead be paid pursuant to a promissory note secured by all of the capital stock of BankTrust, which note would bear a market rate of interest, subordinated to existing indebtedness for borrowed money to the extent required by the terms of such indebtedness, and payable upon the earlier of (1) five years and (2) the date of consummation of an acquisition transaction or the date of execution of an acquisition agreement with respect to an acquisition transaction.

Expenses and Fees

Each of Trustmark and BancTrust will be responsible for all direct costs and expenses incurred by it in connection with the transactions contemplated by the merger agreement. The costs and expenses of printing this proxy statement/prospectus, and all filing fees paid to the SEC in connection with this proxy statement/prospectus, will be borne equally by BancTrust and Trustmark.

Amendment, Waiver and Extension of the Merger Agreement

To the extent permitted by law, the merger agreement may be amended by a subsequent writing signed by each of the parties upon the approval of each of the parties, whether before or after BancTrust’s shareholders have approved the merger agreement; however, after obtaining the BancTrust shareholder approval, no amendment may require further approval by such shareholders.

At any time prior to the effective time of the merger, each party, acting through its board of directors, chief executive officer or other authorized officer, may waive any default in the performance of any term of the merger agreement by the other party, waive or extend the time for the performance of any of the obligations of the other party, or waive any or all conditions precedent to the other party’s obligations under the merger agreement, except any condition which, if not satisfied, would result in a violation of law.

ACCOUNTING TREATMENT

The merger will be accounted for as an acquisition by Trustmark using the acquisition method of accounting in accordance with FASB ASC Topic 805, “Business Combinations.” Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of BancTrust as of the effective time of the merger will be recorded at their respective fair values and added to those of Trustmark. Any excess of purchase price over the fair values is recorded as goodwill. Consolidated financial statements of Trustmark issued after the merger would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of BancTrust.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a general discussion of certain material U.S. federal income tax consequences of the merger to “U.S. holders” (as defined below) of BancTrust common stock that exchange their shares of BancTrust common stock for shares of Trustmark common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings, and decisions, all as in effect on the date of this proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

The following discussion applies only to U.S. holders of shares of BancTrust common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of BancTrust common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired BancTrust common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan, or otherwise as compensation, holders who exercise appraisal rights, or holders who actually or constructively own more than 5 percent of BancTrust common stock).

For purposes of this discussion, the term “U.S. holder” means a beneficial owner of BancTrust common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation (or entity treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

If an entity or an arrangement treated as a partnership for U.S. federal income tax purposes holds BancTrust common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds BancTrust common stock, and any partners in such partnership, should consult their own tax advisors.

Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally

The parties intend for the merger to qualify as a “reorganization” for U.S. federal income tax purposes. It is a condition to the obligation of Trustmark to complete the merger that Trustmark receive an opinion from Wachtell, Lipton, Rosen & Katz, in form reasonably satisfactory to Trustmark, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to the obligation of BancTrust to complete the merger that BancTrust receive an opinion from DLA Piper LLP (US), in form reasonably satisfactory to BancTrust, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by Trustmark and BancTrust and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service, which is referred to as the IRS, or any court. Trustmark and BancTrust have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

Provided the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, upon exchanging your BancTrust common stock for Trustmark common stock, you generally will not recognize gain or loss, except with respect to cash received instead of fractional shares of Trustmark common stock (as discussed below). The aggregate tax basis of the Trustmark common stock that you receive in the merger, including any fractional shares deemed received and redeemed for cash as described below, will equal your aggregate adjusted tax basis in the shares of BancTrust common stock that you surrender in the merger. Your holding period for the shares of Trustmark common stock that you receive in the merger (including any fractional share deemed received and redeemed for cash as described below) will include your holding period for the shares of BancTrust common stock that you surrender in the merger. If you acquired different blocks of BancTrust common stock at different times or at different prices, the Trustmark common stock you receive will be allocated pro rata to each block of BancTrust common stock, and the basis and holding period of each block of Trustmark common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of BancTrust common stock exchanged for such block of Trustmark common stock.

Cash Instead of Fractional Shares

If you receive cash instead of a fractional share of Trustmark common stock, you will be treated as having received such fractional share of Trustmark common stock pursuant to the merger and then as having received cash in exchange for such fractional share of Trustmark common stock. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of

Trustmark common stock as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of shares of BancTrust common stock surrendered therefor) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

If you are a non-corporate holder of BancTrust common stock, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28 percent) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you:

•	furnish a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that you are otherwise exempt from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

This discussion of certain material U.S. federal income tax consequences is for general information purposes only and is not tax advice. Holders of BancTrust common stock are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements are based on the separate historical financial statements of Trustmark and BancTrust after giving effect to the merger and the issuance of Trustmark common stock in connection therewith, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed combined consolidated financial statements. The unaudited pro forma condensed combined consolidated balance sheet as of March 31, 2012 is presented as if the merger with BancTrust had occurred on March 31, 2012. The unaudited pro forma condensed combined consolidated income statements for the year ended December 31, 2011 and the three months ended March 31, 2012 are presented as if the merger had occurred on January 1, 2011. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

The unaudited pro forma condensed combined consolidated financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States. Trustmark is the acquirer for accounting purposes. Trustmark has not had sufficient time to completely evaluate the significant identifiable long-lived tangible and identifiable intangible assets of BancTrust. Accordingly, the unaudited pro forma adjustments, including the allocations of the purchase price, are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined consolidated financial information.

A final determination of the acquisition consideration and fair values of BancTrust’s assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of BancTrust that exist as of the date of completion of the transaction. Consequently, amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma condensed combined consolidated financial statements presented below and could result in a material change in amortization of acquired intangible assets.

In connection with the plan to integrate the operations of Trustmark and BancTrust following the consummation of the merger, Trustmark anticipates that nonrecurring charges, such as costs associated with systems implementation, severance, and other costs related to exit or disposal activities, could be incurred. Trustmark is not able to determine the timing, nature, and amount of these charges as of the date of this proxy statement/prospectus. However, these charges could affect the results of operations of Trustmark and BancTrust, as well as those of the combined company following the completion of the merger, in the period in which they are recorded. The unaudited pro forma condensed combined consolidated financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they are nonrecurring in nature and not factually supportable at the time that the unaudited pro forma condensed combined consolidated financial statements were prepared.

The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed combined consolidated financial statements as a result of:

•	changes in the trading price for Trustmark’s common stock;

•	net cash used or generated in BancTrust’s operations between the signing of the merger agreement and completion of the merger;

•	the timing of the consummation of the merger;

•	other changes in BancTrust’s net assets that occur prior to completion of the merger, which could cause material differences in the information presented below; and

•	changes in the financial results of the combined company, which could change the future discounted cash flow projections.

The following pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined consolidated financial statements;

•	the separate historical consolidated financial statements of Trustmark, for the year ended December 31, 2011, included in Trustmark’s Form 10-K and incorporated by reference into this document;

•

the separate historical unaudited condensed consolidated interim financial statements of Trustmark, as of and for the three months ended March 31, 2012, included in Trustmark’s Form 10-Q and incorporated by reference into this document;

•	the separate historical consolidated financial statements of BancTrust for the year ended December 31, 2011, included elsewhere in this proxy statement/prospectus;

•

the separate historical unaudited condensed consolidated interim financial statements of BancTrust as of and for the three months ended March 31, 2012, included elsewhere in this proxy statement/prospectus; and

•	the other information contained in or incorporated by reference into this document.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

TRUSTMARK CORPORATION AND BANCTRUST

MARCH 31, 2012

($ in thousands)

BALANCE SHEET	Trustmark Corporation	BancTrust	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and due from banks	$213,500	$135,472	$(60,178)	A	$288,794
Federal funds sold and reverse repos	6,301	—			6,301
Securities (AFS & HTM)	2,647,674	479,497	—		3,127,171
Loans held for sale	227,449	2,465			229,914
Loans	5,949,841	1,254,025	(184,800)	B,C	7,019,066
Less allowance for loan losses	91,652	43,085	(43,085)	B	91,652

Net loans	5,858,189	1,210,940	(141,715)		6,927,414
Premises and equipment	156,158	70,543	(6,500)	B,D	220,201
Mortgage servicing rights	45,893	—			45,893
Goodwill	291,104	—	79,986	B,E	371,090
Identifiable intangible assets	18,821	3,293	27,282	B,F	49,396
Other real estate	81,566	60,765	(16,500)	B,G	125,831
Other assets	384,938	45,792	63,992	B,H	494,722

TOTAL ASSETS	$9,931,593	$2,008,767	$(53,633)		$11,886,727

LIABILITIES
Deposits	$8,090,746	$1,791,456	$3,000	B,I	$9,885,202
Federal funds purchased & repos	254,878	—			254,878
Other borrowings	82,023	56,455	750	B,J,K	139,228
Subordinated notes	49,847	—	—		49,847
Junior subordinated debt securities	61,856	34,021	—	K	95,877
Other liabilities	150,723	14,202	6,300	B,L	171,225

TOTAL LIABILITIES	8,690,073	1,896,134	10,050		10,596,257

STOCKHOLDERS’ EQUITY
Preferred stock	—	48,884	(48,884)	M	-
Common stock	13,494	182	286	N	13,962
Surplus	282,388	194,643	(139,008)	N	338,023
Retained earnings	944,101	(123,924)	116,771	N	936,948
Accum other comprehensive income net of tax	1,537	(7,152)	7,152	N	1,537

TOTAL STOCKHOLDERS’ EQUITY	1,241,520	112,633	(63,683)		1,290,470

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$9,931,593	$2,008,767	$(53,633)		$11,886,727

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

TRUSTMARK CORPORATION AND BANCTRUST

FOR THE YEAR ENDED DECEMBER 31, 2011

($ in thousands except share data)

INCOME STATEMENT	Trustmark Corporation	BancTrust	Pro Forma Adjustments		Pro Forma Combined
Total Interest Income	$391,979	$80,520	$(2,200)	O	$470,299
Total Interest Expense	43,036	18,311	(3,642)	P	57,705

Net Interest Income	348,943	62,209	1,442		412,594
Provision for Loan Losses	30,328	32,100	—		62,428

Net Interest Income After Provision for Loan Losses	318,615	30,109	1,442		350,166
Total Noninterest Income	159,854	20,424	—		180,278
Total Noninterest Expenses	329,850	91,013	5,559	Q	426,422

Income (Loss) before Income Taxes	148,619	(40,480)	(4,117)		104,022
Income Taxes	41,778	7,366	(1,575)	R	47,569

Net Income (Loss)	106,841	(47,846)	(2,542)		56,453
Preferred stock dividends/discount accretion	—	3,090	(3,090)	S	—

Net Income (Loss) available to Common Shareholders	$106,841	$(50,936)	$548		$56,453

Net Income (Loss) per share-Basic	$1.67	$(2.85)			$0.85
Net Income (Loss) per share-Diluted	$1.66	$(2.85)			$0.85
Book value per common share	$18.94	$3.65			$19.04
Weighted average shares outstanding-Basic	64,066,599	17,903,000	2,245,923	T	66,312,522
Weighted average shares outstanding-Diluted	64,261,145	17,903,000	2,245,923	T	66,507,068
Period end shares outstanding	64,142,498	17,954,000	2,245,923	T	66,388,421

UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENT

TRUSTMARK CORPORATION AND BANCTRUST

FOR THE THREE MONTHS ENDED MARCH 31, 2012

($ in thousands except share data)

INCOME STATEMENT	Trustmark Corporation	BancTrust	Pro Forma Adjustments		Pro Forma Combined
Total Interest Income	$95,882	$18,461	$(550)	O	$113,793
Total Interest Expense	8,938	3,388	(108)	P	12,218

Net Interest Income	86,944	15,073	(442)		101,575
Provision for Loan Losses	3,099	3,600	—		6,699

Net Interest Income After Provision for Loan Losses	83,845	11,473	(442)		94,876
Total Noninterest Income	43,785	5,440	—		49,225
Total Noninterest Expenses	85,774	16,249	1,251	Q	103,274

Income before Income Taxes	41,856	664	(1,693)		40,827
Income Taxes	11,536	28	(648)	R	10,916

Net Income	30,320	636	(1,045)		29,911
Preferred stock dividends/discount accretion	—	778	(778)	S	—

Net Income (Loss) available to Common Shareholders	$30,320	$(142)	$(267)		$29,911

Net Income (Loss) per share-Basic	$0.47	$(0.01)			$0.45
Net Income (Loss) per share-Diluted	$0.47	$(0.01)			$0.45
Book value per share	$19.17	$3.55			$19.26
Weighted average shares outstanding-Basic	64,297,038	17,954,000	2,245,923	T	66,542,961
Weighted average shares outstanding-Diluted	64,477,277	17,954,000	2,245,923	T	66,723,200
Period end shares outstanding	64,765,581	17,954,000	2,245,923	T	67,011,504

See accompanying notes to the Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

Notes to Unaudited Pro Forma Condensed Combined Consolidated Financial Statements

A.	Adjustment to record estimated changes in cash balances for the impact of:
	Non-routine merger related expense for BancTrust, net of applicable taxes		$(2,542)
	Non-routine merger related expense for Trustmark, net of applicable taxes		(7,153)
	Payoff of BancTrust preferred stock (including accrued dividends)		(50,483)

	Net change in cash		$(60,178)

B.	Adjustment to record estimated purchase accounting adjustments for BancTrust:
	Fair value adjustment for loans		$(184,800)
	Elimination of BancTrust allowance for loan and lease losses		43,085
	Fair value adjustment for premises and equipment, net		(6,500)
	Record change to goodwill resulting from these purchase accounting adjustments		83,491
	Adjustments related to core deposit intangible:
	Estimated core deposit intangible	30,575
	Elimination of BancTrust existing core deposit intangible	(3,293)

	Net adjustments for core deposit intangible		27,282
	Fair value adjustment for other real estate		(16,500)
	Adjustments related to other assets:
	Record deferred tax asset created from fair value adjustments	66,292
	Fair value adjustment for other assets	(2,300)

	Net adjustments for other assets		63,992
	Fair value adjustment for time deposits		(3,000)
	Fair value adjustment for assumed borrowings		(750)
	Fair value adjustment for defined benefit plans and other liabilities		(6,300)

	Net purchase accounting adjustments		$0

C.	Estimated fair value adjustment for loans. The fair value of acquired loans was determined using a discounted cash flow model based on assumptions regarding the amount and timing of principal and interest payments, estimated prepayments, estimated default rates, estimated loss severity in the event of defaults and current market rates. Estimated credit losses are included in the determination of fair value; therefore, an allowance for loan losses is not recorded on the acquisition date.
D.	Estimated fair value adjustment for premises and equipment which comes primarily from land and buildings acquired. The estimated fair value of each property was derived by using internal estimates with comparable properties in each geographical location. Upon closing of the Merger, an independent valuation of premises and equipment will be conducted.
E.	Additional impact to goodwill of $(3,505) resulting from pro forma adjustments created as a result of the Merger.
F.	Estimated fair value of core deposit intangible (“CDI”) of $30,575 representing the estimated future economic benefit resulting from the acquired customer balances and relationships. For pro forma purposes, Trustmark is amortizing the CDI using the sum-of-the-years digits method and an estimated life of ten years. Upon closing of the Merger, an independent valuation of the CDI will be conducted. Offset by elimination of existing BancTrust CDI of $3,293 which cannot be carried over.
G.	Estimated fair value adjustment for other real estate owned (“OREO”) based on the estimated net realizable values of the portfolio.
H.	Net deferred tax asset of $66,292 resulting from the fair value adjustments related to the acquired assets and assumed liabilities, which was calculated using an effective tax rate of 38.25%. Fair value adjustment for other assets of $(2,300) was determined by reviewing a detail of accounts which comprise other assets and ascertaining those assets that have no fair value at acquisition.

I.	The estimated fair value adjustment for time deposits of $3,000 is calculated using current market rates for similar products with similar remaining lives. This adjustment will be amortized into interest expense over the estimated lives of the deposits, which has been calculated as 0.75 years. Estimated amortization in the pro forma was computed using the sum-of-the-years digits method, which approximates a level yield.
J.	Estimated fair value adjustment of FHLB advances of $750 is calculated using current market rates for similar products with similar remaining lives.
K.	While not illustrated as a pro forma adjustment, Trustmark has agreed to pay-off the junior subordinated debt securities and the $20,000 loan with the FDIC as receiver for Silverton Bank, N.A., concurrently with or immediately after the consummation of the Merger.
L.	Estimated fair value adjustment for defined benefits plans of $2,300 was determined by providing the necessary information for BancTrust’s pension and SERP plans to a third-party actuary who calculated the projected benefit obligation for each plan. For other liabilities, the estimated fair value adjustment is $4,000 related to pre-acquisition contingencies.
M.	Trustmark has agreed to purchase all of the issued and outstanding shares of BancTrust Series A Preferred Stock and BancTrust Warrant from the Treasury or other holders thereof concurrently with or immediately after (in the case of the Warrant Purchase only) the consummation of the Merger.
N.	Elimination of BancTrust stockholders’ equity as part of the acquisition accounting adjustments representing the conversion of all BancTrust common stock into Trustmark common stock. BancTrust common stock will be exchanged in the Merger at a ratio of 0.125 Trustmark shares for each common share of BancTrust. Also includes Trustmark nonroutine merger related expenses of $7,153 which are net of taxes.
	Issuance of Trustmark common stock (stated par value of $0.2083 per share)	$468
	Elimination of common stock of BancTrust	(182)

	Net impact to common stock		$286
	Issuance of Trustmark common stock – surplus	55,635
	Elimination of surplus of BancTrust	(194,643)

	Net impact to surplus		(139,008)
	Elimination of retained earnings of BancTrust	123,924
	Nonroutine merger related expense for Trustmark	(7,153)

	Net impact to retained earnings		116,771
	Elimination of accumulated other comprehensive loss of BancTrust		7,152

	Elimination of BancTrust stockholders’ equity and issuance of Trustmark common stock		$(14,799)

O.	The impact of the fair value adjustment for loans was to lower interest income equal to the fair value of loans at the estimated discount rate of 5.65%. The result was to decrease interest income by $2,200 for the year ended December 31, 2011 and $550 for the three months ended March 31, 2012.
P.	Accretion of fair value adjustments for deposits of $3,000 for the year ended December 31, 2011. Estimated amortization period was 0.75 years. Also includes accretion of fair value adjustments for FHLB advances of $642 for the year ended December 31, 2011 and $108 for the three months ended March 31, 2012. Estimated amortization period was 1.15 years.
Q.	Amortization of CDI for BancTrust. CDI will be amortized using sum-of-the-years digits method over a ten year period. The amortization expense is $5,559 for the year ending December 31, 2011 and $ 1,251 for the three months ended March 31, 2012.
R.	Reflects the tax impact of the pro forma transaction adjustments at Trustmark’s statutory marginal income tax rate of 38.25%.
S.	Reversal of dividends on BancTrust Series A Preferred Stock.
T.	Common stock issued in exchange for BancTrust common stock was 2,245,923.

DESCRIPTION OF CAPITAL STOCK OF TRUSTMARK

As a result of the merger, BancTrust shareholders who receive shares of Trustmark common stock in the merger will become shareholders of Trustmark. Your rights as shareholders of Trustmark will be governed by Mississippi law and the articles of incorporation and the bylaws, as amended, of Trustmark.

The following briefly summarizes the material terms of Trustmark’s common stock and preferred stock. We urge you to read the applicable provisions of the Mississippi Business Corporation Act, which is referred to as the MBCA, Trustmark’s articles of incorporation and bylaws and federal law governing bank holding companies carefully and in their entirety. Copies of Trustmark’s governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” beginning on page 160.

General

Trustmark has authorized two classes of stock: (1) 250,000,000 authorized shares of Trustmark common stock, no par value, 64,775,694 shares of which were issued and outstanding as of June 29, 2012; and (2) 20,000,000 authorized shares of preferred stock, no par value, none of which are issued and outstanding. Trustmark’s common stock is listed on NASDAQ. The following summary is qualified in its entirety by reference to the MBCA and the articles of incorporation and bylaws of Trustmark.

Trustmark Common Stock

Except in the election of directors (in which shareholders have cumulative voting rights), the holders of Trustmark common stock are entitled to one vote for each share of Trustmark common stock owned. Except as expressly provided by law and except for any voting rights that may be conferred on any shares of preferred stock issued by the Trustmark board, all voting power is in Trustmark common stock. Holders of Trustmark common stock do not have preemptive rights to acquire any additional or unissued shares of Trustmark common stock or securities of Trustmark convertible into or carrying a right to subscribe to or acquire shares of Trustmark common stock.

Holders of Trustmark common stock will be entitled to receive dividends out of funds legally available therefore, if and when properly declared by the Trustmark board of directors. However, if any of Trustmark’s preferred stock is outstanding, there may be restrictions on the ability of the Trustmark board of directors to declare or pay cash dividends on Trustmark common stock, and the Trustmark board of directors may be prohibited from purchasing shares of Trustmark common stock, unless full dividends on outstanding preferred stock for all past dividend periods and for the current dividend period, if any, have been declared and paid.

On liquidation of Trustmark, the holders of Trustmark common stock are entitled to share pro rata in any distribution of the assets of Trustmark, after the holders of any shares of preferred stock have received the liquidation preference of their shares, plus any accumulated but unpaid dividends, whether or not earned or declared, if any, and after all other indebtedness of Trustmark has been retired.

Trustmark Preferred Stock

The Trustmark preferred stock is available for issuance from time to time for various purposes as determined by the Trustmark board of directors, including making future acquisitions, raising additional equity capital and financing. Subject to certain limits set by the Trustmark articles of incorporation and applicable bank holding company regulatory approval, the preferred stock may be issued on such terms and conditions, and at such times and in such situations, as the Trustmark board of directors in its sole discretion determines to be appropriate, without any further approval or action by the shareholders, unless otherwise required by laws, rules, regulations or agreements applicable to Trustmark.

Anti-Takeover Provisions Under Trustmark’s Articles of Incorporation and Bylaws

Trustmark’s articles of incorporation and bylaws contain provisions that may delay, deter or inhibit a future acquisition of Trustmark not approved by Trustmark’s board of directors. Such a result could occur even if Trustmark’s shareholders are offered an attractive value for their shares or even if a majority of Trustmark’s shareholders believe the takeover is in their best interest.

For example, as described above, Trustmark’s articles of incorporation authorize its board of directors to issue a series of preferred stock without any further approval from Trustmark’s shareholders, with the designations, preferences and relative rights, qualifications, limitations or restrictions, as the board of directors determines in its discretion.

Trustmark’s bylaws include restrictions on the ability of a shareholder to call a special shareholder meeting and also establish advance notice procedures for the nomination of candidates for election to Trustmark’s board of directors by persons other than the board of directors and require that such a shareholder provide detailed information about the nominee and satisfy certain other conditions.

These provisions could limit the price that investors might be willing to pay in the future for shares of Trustmark common stock. These provisions are intended to encourage any person interested in acquiring Trustmark to negotiate with and obtain the approval of Trustmark’s board of directors in connection with any such transaction.

COMPARISON OF SHAREHOLDERS’ RIGHTS

If the merger is completed, holders of BancTrust common stock will receive shares of Trustmark common stock for their shares of BancTrust common stock. BancTrust is organized under the laws of the State of Alabama, and Trustmark is organized under the laws of the State of Mississippi. The following is a summary of the material differences between (1) the current rights of BancTrust shareholders under the ABCL and BancTrust’s articles of incorporation and bylaws, and (2) the current rights of Trustmark shareholders under the MBCA and Trustmark’s articles of incorporation and bylaws.

The following summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to the ABCL and the MBCA and BancTrust’s and Trustmark’s governing documents, which we urge BancTrust shareholders to read. Copies of the respective companies’ governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see “Where You Can Find More Information” beginning on page 160.

	BancTrust	Trustmark
Capitalization:

The articles of incorporation of BancTrust authorize the issuance of up to 100,000,000 shares of common stock, $0.01 par value per share, and up to 500,000 shares of preferred stock.

BancTrust’s articles of incorporation give its board of directors the authority to determine (1) what preferences, if any, BancTrust preferred stock, or any particular class thereof, will have over BancTrust common stock relative to the payment or setting aside for payment of dividends; (2) what, if any, voting rights will accompany any particular class of BancTrust preferred stock; and (3) the rights, if any, of the holders of any class or series of BancTrust preferred stock upon the voluntary or involuntary liquidation of BancTrust. Neither BancTrust’s articles of incorporation nor its bylaws address the issue of what classes of stock, if any, vote upon an increase or decrease in the authorized stock of any class or classes of BancTrust common or preferred stock.

The articles of incorporation of Trustmark authorize the issuance of up to 250,000,000 shares of common stock, no par value per share, and up to 20,000,000 shares of preferred stock, no par value.

Corporate Governance:	The rights of BancTrust shareholders are governed by Alabama law and the articles of incorporation and bylaws of BancTrust.	The rights of Trustmark shareholders are governed by Mississippi law and the articles of incorporation and bylaws of Trustmark.

Board of Directors:	BancTrust’s bylaws state that the minimum size of the board of directors is three and the maximum size is 25. The current size of the board of directors is 17.	Trustmark’s bylaws state that the minimum size of the board of directors is five and the maximum size is 25. The current size of the board of directors is 10.

	BancTrust	Trustmark

BancTrust’s articles of incorporation provide that there will be not less than 3 nor more than 30 directors. BancTrust’s bylaws provide that there will be not less than 3 nor more than 25 directors. The exact number of directors is determined by resolution of BancTrust’s board of directors, subject to the limitations of Section 10A-2-8.03(b) of the ABCL, which provides that the directors may not increase or decrease the number of directors by more than 30 percent of the number of directors last approved by the shareholders.

The number of directors is fixed, from time to time, by a majority vote of the board of directors or by resolution of the shareholders at any meeting thereof.

Election of Directors:

Under Alabama law, unless otherwise provided in the articles of incorporation, directors are elected by a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present when the vote is taken.

BancTrust’s shareholders are not permitted to cumulate their votes for directors.

The entire board is elected at each annual meeting of the shareholders and each director elected holds office until his successor is elected and qualified, unless sooner displaced.

Alabama law provides that the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that a director may only be removed for cause. BancTrust’s articles of incorporation contain no limitations on removal of directors. A director may be removed by votes of the shareholders favoring removal exceeding votes against removal at a shareholders meeting called for the purpose of removing the director or directors.

Under Mississippi law, directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting of shareholders at which a quorum is present, unless otherwise provided in the articles of incorporation.

Trustmark’s bylaws permit shareholders to cumulate their votes for directors. Each shareholder is entitled to multiply the number of votes they are entitled to cast by the number of directors for whom they are entitled to vote and cast the product for a single candidate or distribute the product among two or more candidates.

Each director of Trustmark is elected for a one-year term or until his successor shall have been elected and qualified. This means that the entire board is elected at each annual meeting of the shareholders.

Mississippi law provides that the shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that a director may only be removed for cause. A director may be removed by the majority vote of the shareholders at a shareholders meeting called for the purpose of removing the director or directors, unless the number of votes sufficient to elect the director is cast against removal. The meeting notice for the shareholders meeting must state that the purpose, or one of the purposes, of the meeting is the removal of the director.

	BancTrust	Trustmark

Trustmark’s bylaws provide that the shareholders may remove one or more directors with or without cause. The executive committee of the board of directors has the authority to recommend the removal of a director for cause to the shareholders. “Cause” is defined as: (1) embezzlement or fraud; (2) failure to pay any obligation owed to the corporation or an affiliate of the corporation; (3) breaching a fiduciary duty or deliberately disregarding any rule of the corporation or its affiliates; (4) conviction of a felony; (5) declaration of unsound mind by court order; (6) adjudication of bankruptcy; (7) nonacceptance of office or intentional failure to perform stated duties; (8) willful violation of any final cease and desist order; or (9) any conduct prejudicial to the interests of the corporation, including the disclosure of confidential information of the corporation or its affiliates.

Board Vacancies:

Under Alabama law, any vacancies existing on the board of directors may be filled by: (1) the shareholders; (2) the board of directors, except that the directors shall have the power to fill a vacancy resulting from an increase in the number of directors only if expressly provided for in the articles of incorporation; or (3) if the directors remaining in office constitute fewer than a quorum of the board, if the vacancy is one that the directors are authorized to fill, by the affirmative vote of a majority of all the directors remaining in office.

BancTrust’s articles of incorporation permit the board of directors to fill vacancies and newly created board seats by a majority vote of those directors then in office, even though less than a quorum, and directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced.

Under Mississippi law, any vacancies existing on the board of directors may be filled by: (1) the shareholders entitled to vote thereon; (2) the board of directors; or (3) if the directors remaining in office constitute less than a quorum, then the remaining directors by the vote of a majority of the directors remaining in office. A director elected to fill a vacancy will hold office for the remainder of the term of his or her predecessor in office.

Trustmark’s bylaws state that unless otherwise provided in the articles of incorporation (which are currently silent on this subject), all vacancies on the board of directors, whether caused by resignation, removal, death, increase in the number of directors or otherwise, may be filled through appointment by a majority of the remaining directors then in office at an annual or special meeting called for that purpose; provided, however, should a vacancy cause the number of directors to be less than the number required for a quorum, then the majority of the remaining directors then

	BancTrust	Trustmark
in office will appoint at least the number of directors necessary to constitute a quorum at an annual or special meeting called for that purpose. A director thus appointed to fill any vacancy will hold office until the next annual meeting of the shareholders or until his successor is elected and qualified.

Vote Required for Certain Shareholder Actions and Quorum Requirement:

Alabama law provides that an action on matters other than the election of directors is approved, provided a quorum is present when the vote is taken, if the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the Constitution of Alabama of 1901, the articles of incorporation, or the ABCL require a greater number of affirmative votes.

Alabama law provides that an amendment to the articles of incorporation that adds, changes, or deletes a greater quorum or voting requirement must meet the same quorum requirement and be adopted by the same vote and voting groups required to take action under the quorum and voting requirements then in effect or proposed to be adopted, whichever is greater.

Unless the ABCL or the articles of incorporation require a greater or lesser vote or a vote by voting groups, or the board of directors requires a greater vote or a vote by voting groups, a plan of merger or share exchange to be authorized must be approved by each voting group entitled to vote separately on the plan by two thirds of all the votes entitled to be cast on the plan by that voting group; but in no case may the vote required for shareholder approval be set at less than a majority of the votes entitled to be cast on the plan by each voting group. Neither BancTrust’s articles of incorporation nor its bylaws alter the vote required for approval of a plan of merger or share exchange.

Mississippi law provides that an action on matters other than the election of directors is approved if the votes cast favoring the action exceed the votes cast opposing the action, unless a greater number of affirmative votes is required by law or the articles of incorporation.

Trustmark’s bylaws provide that the affirmative vote of the holders of a majority of the shares of Trustmark common stock represented at a meeting at which a quorum is present and who are entitled to vote on a matter will be the act of the shareholders, with each shareholder having one vote per share of common stock.

Trustmark’s bylaws provide that a majority of the outstanding shares entitled to vote, represented in person or by proxy, constitutes a quorum at any meeting of shareholders, unless otherwise provided by law.

BancTrust	Trustmark

BancTrust’s bylaws provide that if a quorum is present when a vote is taken at any meeting, an action is approved if the votes cast in favor of the action exceed the votes cast opposing the action, unless a different vote is required by express provision of the bylaws, Section 234 or any other provision of the Constitution of Alabama of 1901, the statutes of Alabama or the articles of incorporation.

BancTrust’s bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the shareholders, except as otherwise provided in the bylaws, by the statutes of Alabama or by the articles of incorporation.

BancTrust’s articles of incorporation provide that the vote of 75 percent or more of the shares entitled to vote will be required to approve (1) any merger or consolidation of BancTrust with or into any other “related” corporation, (2) the sale, lease, exchange or other disposition of a substantial part (20 percent or more) of BancTrust’s assets to such a related corporation if the related corporation or its affiliates are the beneficial owners of 5 percent or more of the outstanding capital stock of BancTrust, or (3) the issuance of any stock or other securities of BancTrust in exchange for payment for any property or assets of such a related corporation. This 75 percent vote requirement does not apply if (i) a 75 percent vote of the directors is obtained or (ii) BancTrust owns 50 percent or more of the voting stock of such related corporation. For purposes of this provision, “related corporation” means any other corporation, or its affiliates that beneficially own, directly or indirectly, more than 5 percent of the total voting power of all outstanding shares of voting stock of BancTrust.

	BancTrust	Trustmark
Amendment of Articles of Incorporation:

Alabama law provides that a corporation’s board of directors may adopt one or more amendments to the corporation’s articles of incorporation without shareholder action to: (1) extend the duration of the corporation if it was incorporated at a time when limited duration was required by law; (2) delete the names and addresses of the initial directors; (3) delete the name and address of the initial registered agent or registered office, if a statement of change is on file with the Secretary of State; (4) change each issued and unissued authorized share of an outstanding class into a greater number of whole shares if the corporation has only shares of that class outstanding; (5) change the corporate name by substituting the word “corporation,” or “incorporated,” or an abbreviation of one of the words for a similar word or abbreviation in the name, or by adding, deleting, or changing a geographical attribution for the name; or (6) make any other change expressly permitted by the ABCL to be made without shareholder action.

BancTrust’s articles of incorporation require an affirmative vote of the shareholders holding not less than 75 percent of the outstanding stock of the corporation to change any of those sections of its articles of incorporation relating to (a) mergers with related corporations, (b) actions by shareholders by written consent, (c) calling a special meeting of the shareholders, or (d) nomination of a director for election or proposal of new business at an annual or special meeting of the shareholders; provided, however, that this 75 percent vote requirement does not apply if the amendment in question receives the affirmative vote of not less than 75 percent of the directors. Otherwise, BancTrust’s articles of incorporation may be amended in accordance with the ABCL.

Mississippi law provides that a corporation’s articles of incorporation may be amended by the board of directors without shareholder approval to: (1) if the corporation has only one class of shares outstanding, (a) change each issued and unissued authorized share of the class into a greater number of whole shares of that class or (b) increase the number of authorized shares of the class to the extent necessary to permit the issuance of shares as a share dividend; or (2) accomplish certain ministerial tasks.

Mississippi law requires that all other amendments to the articles of incorporation be: (1) approved by the board of directors and recommended to the shareholders, and (2) approved by a majority of the votes of the shareholders entitled to be cast on the amendment.

	BancTrust	Trustmark

Alabama law generally requires that an amendment to the articles of incorporation be adopted as follows: (1) the board of directors must recommend the amendment to the shareholders unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment; and (2) the shareholders entitled to vote on the amendment must approve the amendment by: (a) a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights; and (b) the votes cast within the voting group favoring the action exceed the votes cast opposing the action, unless the Constitution of Alabama of 1901, the articles of incorporation, or the ABCL require a greater number of affirmative votes.

Amendment of Bylaws:

Alabama law provides that a corporation’s board of directors may amend or repeal the corporation’s bylaws unless: (1) the articles of incorporation or the ABCL reserve this power exclusively to the shareholders in whole or part; or (2) the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. A corporation’s shareholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

A bylaw that fixes a greater quorum or voting requirement for the board of directors may be amended or repealed: (1) if originally adopted by the shareholders, only by the shareholders; and (2) if originally adopted by the board of directors, either by the shareholders or by the board of directors. A bylaw adopted or amended by the shareholders that fixes a greater quorum or voting requirement for the board of directors

Mississippi law provides that a corporation’s shareholders may amend or repeal the corporation’s bylaws, and that a board of directors may amend or repeal the corporation’s bylaws, unless the articles of incorporation reserve that power exclusively to the corporation’s shareholders in whole or in part or the shareholders in amending, repealing or adopting a bylaw expressly provided that the board of directors may not amend, repeal or reinstate that bylaw.

A bylaw that increases a quorum or voting requirement for the board of directors may be amended or repealed: (1) if adopted by the shareholders, only by the shareholders, unless the bylaw otherwise provides, or (2) if adopted by the board of directors, either by the shareholders or by the board of directors.

A bylaw adopted or amended by the shareholders that increases a quorum or voting requirement for the board of directors may provide that it can be

	BancTrust	Trustmark

may provide that it may be amended or repealed only by a specified vote of either the shareholders or the board of directors. Action by the board of directors to adopt or amend a bylaw that changes the quorum or voting requirement for the board of directors must meet the same quorum requirement and be adopted by the same vote required to take action under the quorum and voting requirement then in effect or proposed to be adopted, whichever is greater.

BancTrust’s bylaws provide that they may be altered, amended or repealed or new bylaws may be adopted by BancTrust’s shareholders or by its board of directors at any regular or special meeting of either the shareholders or the board of directors.

amended or repealed only by a specified vote of either the shareholders or the board of directors.

Trustmark’s bylaws provide that the bylaws may be altered, amended, or repealed or new bylaws adopted by the board of directors.

Special Meetings of Shareholders:

Alabama law provides that a special meeting of shareholders may be called by: (1) the board of directors or the person or persons authorized to do so by the articles of incorporation or bylaws; or (2) the holders of at least 10 percent of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

BancTrust’s articles of incorporation provide that special meetings of shareholders may be called for any purpose at any time by (a) the board of directors; (b) a majority of the members of the board of directors; (c) a committee of the board which has been given such authority by the board; or (d) shareholders who hold, in the aggregate, at least 10 percent of the votes entitled to be cast at any such special meeting.

Mississippi law provides that a special meeting of the shareholders may be called by: (1) the board of directors or the person or persons authorized to do so by the articles of incorporation or bylaws, or (2) unless the articles of incorporation provide otherwise, the holders of at least 10 percent of all the votes entitled to be cast on any issue proposed to be considered at a proposed special meeting. Only business within the purposes described in the meeting notice may be conducted at a special shareholders meeting.

Trustmark’s bylaws provide that special meetings of shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the President or by a majority of the board of directors and will be called at any time by the President or the board of directors upon the request of shareholders owning ten percent (10 percent) of the outstanding shares of the corporation entitled to vote at such meetings. Business transacted at all special meetings must be confined to the objects stated in the call.

	BancTrust	Trustmark
Nomination of Directors:

BancTrust’s articles of incorporation provide that in order for a shareholder to nominate a director for election at an annual shareholders’ meeting, the shareholder must give BancTrust’s secretary notice of such nomination no less than 30 and no more than 60 days prior to such meeting. The notice must contain: (1) the name, age, business address and, if known, residence address of each nominee; (2) the principal occupation or employment of each nominee; and (3) the number of shares of BancTrust stock beneficially owned by the nominee.

Trustmark’s bylaws state that nominations for election to the board of directors may be made by the board of directors or by any shareholder of any outstanding class of capital stock of the corporation entitled to vote for election of directors.

Nominations, other than those made by or on behalf of the existing management of the corporation, must be made in writing and delivered or mailed to the Chairman of the board of directors not less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors; provided, however, that if less than 21 days’ notice of the meeting is given to shareholders, such nomination must be mailed or delivered to the Chairman of the board of directors not later than the close of business on the 7th day following the day on which the notice of the meeting was mailed.

Shareholder nominations must contain the following information to the extent known to the notifying shareholder: (1) the name and address of each proposed nominee; (2) the principal occupation of each proposed nominee; (3) the total number of shares of capital stock of the corporation that will be voted for each proposed nominee; (4) the name and residence address of the notifying shareholder; and (5) the number of shares of capital stock of the corporation owned by the notifying shareholder. Nominations not made in accordance with the foregoing may, in the discretion of the chairman of the meeting, be disregarded by the chairman of the meeting, and upon the notifying shareholder’s instructions the vote tellers may disregard all votes cast for each such nominee.

Shareholder Proposal of Business:	BancTrust’s articles of incorporation provide that the board of directors or any shareholder entitled to vote generally in the election of directors may propose any new business to be	Shareholders may submit proposals to be considered at an annual meeting of shareholders if they do so in accordance with applicable regulations of the SEC. Any shareholder intending to propose a

	BancTrust	Trustmark
	taken up at any annual or special meeting of shareholders. If a shareholder desires to make such a proposal, he or she must give notice in writing, by mailing such notice to the secretary of BancTrust, not less than 30 or more than 60 days prior to the date at which the meeting is to be held. The notice must include: (1) a brief description of the business to be brought before the meeting and the reasons for conducting such business at the meeting; (2) the name and address, as they appear on BancTrust’s books, of the shareholder proposing such business; (3) the class and number of shares of BancTrust that are beneficially owned by the shareholder; and (4) any material interest of the shareholder in such business.	matter for consideration at an annual meeting of shareholders must submit such proposal in writing to the principal executive offices of Trustmark not less than 120 calendar days before the date that the corporation’s proxy statement was released to shareholders in connection with the previous year’s annual meeting. A proposal for a meeting of shareholders other than a regularly scheduled annual meeting must be submitted in writing to Trustmark a reasonable time period before the corporation begins to print and send its proxy materials. All proposals must meet the requirements of Rule 14a-8 under the Exchange Act. Trustmark generally has the burden to demonstrate to the SEC that it is entitled to exclude a shareholder proposal.

Indemnification; Limitation of Director Liability:

Alabama law provides that a corporation may indemnify an individual made a party to a proceeding because he or she is or was a director against liability incurred in the proceeding if: (1) the individual conducted himself or herself in good faith; and (2) he or she reasonably believed: (a) in the case of conduct in his or her official capacity with the corporation, that the conduct was in its best interests; and (b) in all other cases, that the conduct was at least not opposed to its best interests; and (3) in the case of any criminal proceeding, the individual had no reasonable cause to believe his or her conduct was unlawful.

Under Alabama law, a corporation may not indemnify a director: (1) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or (2) in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his or her official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by him or her.

Mississippi law provides that a corporation may indemnify a director: (1) if the director acted in good faith; (2) reasonably believed (a) that his conduct in an official capacity was in the best interests of the corporation, and (b) that his conduct in all other cases was at least not opposed to the best interests of the corporation; and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful; or (4) if the director engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the articles of incorporation as authorized by law.

Under Mississippi law, in the absence of a court order, a corporation may not indemnify a director in connection with a proceeding: (1) by or in the right of the corporation (except for reasonable expenses if it is determined that the director met the relevant standard of conduct described above); or (2) for which the director was adjudged liable on the basis that the director received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

	BancTrust	Trustmark

Alabama law states that a corporation must indemnify a director who was successful, on the merits or otherwise, in the defense of any proceeding where he or she was a party because he or she is or was a director of the corporation, against reasonable expenses incurred in connection with the proceeding.

BancTrust’s articles of incorporation provide that BancTrust will indemnify any person who was or is a party or is threatened to be made a party to any suit or proceeding by reason of the fact that he or she was a director or officer of BancTrust or is or was serving at the request of BancTrust as a director, officer or partner of another corporation, partnership, joint venture, trust or other enterprise, against reasonable expenses incurred in connection with such proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or, if not acting in his or her official capacity, not opposed to the best interests of BancTrust, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. For actions by or in the right of BancTrust, no indemnification shall be given if the person has been adjudged liable to BancTrust, unless and only to the extent that the court in which the proceeding was brought or another court of competent jurisdiction determines that, despite the finding of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

Mississippi law states that a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding.

Trustmark’s bylaws provide that any person, his heirs, executors, or administrators, may be indemnified or reimbursed by the corporation for reasonable expenses actually incurred in connection with any action, suit, or proceeding, civil or criminal, to which he or they are made a party or potential party by reason of his being or having been a director, an honorary or advisory director, officer, or employee of the corporation or of any firm, corporation or organization for which he served in any such capacity at the request of the corporation; provided, however, that no person will be so indemnified or reimbursed in relation to any matter in such action, suit, or proceeding as to which he is finally adjudged to have been guilty of or liable for negligence or willful misconduct in the performance of his duties to the corporation; and provided further, that no person will be so indemnified or reimbursed in relation to any administrative proceeding or action instituted by an appropriate bank regulatory agency which proceeding or action results in a final order assessing civil money penalties or requiring affirmative action by an individual or individuals in the form of payments to the corporation.

Shareholders’ Rights of Dissent and Appraisal:

Under Alabama law, a shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions: (1) consummation of a plan of merger to which the corporation is a party (a) if shareholder approval is required for the merger and the shareholder is entitled to

Section 79-4-13.02(b)(2) of the MBCA provides that no dissenters’ rights are available for corporations whose shares are publicly traded.

BancTrust	Trustmark

vote on the merger or (b) if the corporation is a subsidiary that is merged with its parent without shareholder approval; (2) consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; (3) subject to limited exceptions, consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange; (4) to the extent that the articles of incorporation of the corporation so provide, an amendment of the articles of incorporation that materially and adversely affects rights in respect to a dissenter’s shares because it: (a) alters or abolishes a preferential right of the shares; (b) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares; (c) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (d) excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or (e) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash; or (5) any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

A shareholder entitled to dissent and obtain payment for shares under the ABCL may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

AND MANAGEMENT OF BANCTRUST

The following table sets forth, as of July 2, 2012, the number of shares and percentage of the outstanding BancTrust common stock beneficially owned by (1) each director of BancTrust; (2) each executive officer of BancTrust; and (3) the directors and executive officers of BancTrust as a group. No director or executive officer owns any shares of preferred stock. As of the record date there were no known 5 percent shareholders of BancTrust.

Director	Number of Shares owned(1)	Right to Acquire(2)	Total Beneficial Ownership	Percentage of Beneficial Ownership(3)
Tracy T. Conerly	11,062		11,062	0.06%
Stephen G. Crawford	174,100		174,100	0.97%
David C. DeLaney	81,458		81,458	0.45%
Robert M. Dixon, Jr.	48,504		48,504	0.27%
Broox G. Garrett, Jr.	103,308		103,308	0.57%
Carol F. Gordy	4,136		4,136	0.02%
Barry E. Gritter	56,948		56,948	0.32%
James M. Harrison, Jr.	33,585		33,585	0.19%
Clifton C. Inge, Jr.	40,051		40,051	0.22%
Kenneth S. Johnson	77,874		77,874	0.43%
W. Bibb Lamar, Jr.	80,803	10,000	90,803	0.51%
John H. Lewis, Jr.	28,288		28,288	0.16%
Harris V. Morrissette	139,757		139,757	0.78%
Paul D. Owens, Jr.	412,195		412,195	2.29%
Mary Ann Patterson	332,105		332,105	1.85%
Peter C. Sherman	40,660		40,660	0.23%
Dennis A. Wallace	23,794		23,794	0.13%

Executive Officer	Number of Shares owned(1)	Right to Acquire(2)	Total Beneficial Ownership	Percentage of Beneficial Ownership(3)
Bruce C. Finley, Jr.	22,415	4,000	26,415	0.15%
Michael D. Fitzhugh	9,027	4,000	13,027	0.07%
F. Michael Johnson	42,190	4,000	46,190	0.26%
Edward T. Livingston	14,268	15,000	29,268	0.16%
Henry F. O’Connor, III	0		0	0.00%

All Directors and Officers as a Group	1,776,528	37,000	1,813,528	10.09%

1	Includes shares of common stock for which the named person has sole voting and investment power, has shared voting and investment power with a spouse or children, holds in an IRA or other retirement plan program, or holds in our dividend reinvestment plan, unless otherwise indicated in these footnotes.

2	Includes shares of common stock that may be acquired upon the exercise of stock options that are or become exercisable within 60 days of the date of this amendment to BancTrust’s Annual Report on Form 10-K.

3	For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 17,967,788 shares of common stock outstanding on April 19, 2012.

4	Mr. Inge and Mr. Morrissette are first cousins. Mr. O’Connor’s wife is Mr. Inge’s sister and Mr. Morrissette’s first cousin.

5	Mr. Kenneth S. Johnson has pledged 47,100 shares to secure a loan from the Bank.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Introduction

Management’s discussion and analysis of financial condition and results of operations is intended to provide the reader with information that will assist in understanding BancTrust’s financial statements and the reasons for changes in certain key components of BancTrust’s financial statements from period to period. The purpose of this discussion is to focus on information about BancTrust that is not otherwise apparent from the consolidated financial statements and the notes to the consolidated financial statements appearing elsewhere in this proxy statement/prospectus. Reference should be made to those financial statements and the selected financial data presented elsewhere in this proxy statement/prospectus for an understanding of the following discussion and analysis. Historical results of operations and any trends which may appear are not necessarily indicative of the results to be expected in future periods.

The following discussion and analysis also identifies significant factors that have affected BancTrust’s financial condition and results of operations during the periods included in the financial statements contained in this proxy statement/prospectus. You are encouraged to read this discussion and analysis in conjunction with the accompanying financial statements and the other statistical information included in this proxy statement/prospectus.

Business Overview

As described above in “Information about BancTrust—General Business,” BancTrust operates through a system of 49 offices located in three geographical areas, which are referred to as the Southern Division, the Central Division and the Florida Division. BancTrust, through its principal banking subsidiary, BankTrust, provides a broad range of community banking services to commercial, small business and retail customers, offering a variety of transaction and savings deposit products, treasury management services, investment brokerage and insurance services, secured and unsecured loan products, including revolving credit facilities, and letters of credit and similar financial guarantees. BancTrust also provides trust and investment management services to retirement plans, corporations and individuals.

Executive Summary and Financial Highlights

BancTrust’s total assets at March 31, 2012 were $2.009 billion, a decrease of $23.110 million, or 1.1 percent, from December 31, 2011. Customer deposits decreased $20.217 million, primarily in the time deposit categories. Interest-bearing deposits in other financial institutions (overnight funds) increased $41.913 million, or 67.7 percent, funded by the decrease in securities available for sale of $37.716 million. BancTrust decreased its investment portfolio in the first three months of 2012 to maintain its liquidity. In the first three months of 2012, BancTrust experienced growth in non-interest-bearing demand deposits and savings deposits in the first three months of 2012. Interest-bearing demand deposits decreased slightly during this period. Time deposits over $100,000 decreased by $19.983 million, due in part to BancTrust’s efforts to lower its cost of funds.

BancTrust’s net interest margin for the first three months of 2012 increased to 3.30 percent compared to 3.14 percent for the same period last year due to its efforts to lower BancTrust’s costs of deposits. This decrease in BancTrust’s cost of funds resulted in net interest revenue decreasing only slightly to $15.073 million for the first three months of 2012 compared to $15.166 million for the same period in 2011 despite the decrease in average earning assets of $118.015 million. BancTrust estimates that its high level of non-performing assets resulted in its net interest margin for the first three months of 2012 being approximately 40 basis points lower than it would have been if these assets had been earning interest.

In 2011, BancTrust reported a net loss to common shareholders of $50.9 million, or $2.85 per diluted common share, compared with net income available to common shareholders of $842 thousand, or $0.05 per diluted common share, for 2010. The loss to BancTrust’s common shareholders was increased by an effective preferred stock dividend of $3.090 million, or $0.17 per common share, in 2011, and net income to common shareholders was reduced by an effective preferred stock dividend of $3.033 million, or $0.17 per common share, in 2010.

In connection with the due diligence process associated with the BancTrust’s recent capital raise efforts described below, BancTrust completed an in-depth review of asset quality, other real estate owned carrying values, and the adequacy of its allowance for credit losses. Upon termination of the capital raise process in early 2012, BancTrust management undertook a careful analysis of whether, given the recently received information generated by this review, additional provisions and write-downs should be made in the fourth quarter of 2011. BancTrust, after discussion with its independent registered public accounting firm and the audit committee of its board of directors, concluded that certain asset quality indicators and the expected liquidation horizon of nonperforming assets warranted an increase in its provision for loan losses and a decrease in the carrying value of certain other real estate owned, and that these matters should be included in the results of operations for the fourth quarter of 2011. This analysis and the resulting provision for credit losses and write-downs are largely responsible for the significant net loss reported for the fourth quarter of 2011. These items, together with substantial credit costs during the first three quarters of 2011, comprising approximately 26 percent of BancTrust’s total credit costs in 2011, were primary contributors to the net loss for the year ended December 31, 2011.

Despite the magnitude of the net loss in 2011, both BancTrust and its subsidiary BankTrust remained “well capitalized” entities. At December 31, 2011, BancTrust had Tier 1 leverage capital of 7.13 percent, Tier 1 capital to risk-weighted assets of 10.48 percent, and total capital to risk-weighted assets of 11.75 percent.

Economic Overview

Historical Perspective. In late 2007, the rate of residential mortgage foreclosures began to escalate and real estate values began to decline. These factors worsened as the U.S. economy reached a confirmed recessionary trend in 2008 and significantly impacted the performance of BancTrust’s residential construction and real estate and land acquisition loan portfolios. Other segments of BancTrust’s commercial loan portfolio were impacted as well, particularly in industries that were adversely affected by the changes in commercial real estate and residential development. As a result, BancTrust experienced significant increases in its credit costs, elevated levels of loan charge-offs and non-performing assets, and further valuation adjustments on existing non-performing assets. BancTrust’s loan portfolio contracted during this period due to loan charge-offs, foreclosures and weak demand for new loans.

Current Economic Environment. The U.S. economy appeared to have gained moderate momentum during the fourth quarter of 2011, building on modest improvement in the third quarter of 2011. The initial stages of economic recovery emerged during the latter half of 2010, but softened during the first and second quarters of 2011 in response to a series of global events, including the earthquake and tsunami in Japan, geo-political unrest in the Middle East, elevated energy costs, and continued concerns over the debt of certain European nations.

The improvement in economic indicators during 2011 was positive in the aggregate, but progress during the year was uneven at times with mixed messages in many economic measures. Inflation remained subdued; however, energy prices continued to show volatility, which could trigger inflation and impede the recovery. The Federal Reserve’s commitment to hold interest rates stable for the next two years appears to indicate that it is more concerned with sustaining recovery than the risk of inflation. Long-term interest rates have fallen significantly in response to the Federal Reserve Bank’s aggressive easing of monetary policy, with 10-year Treasury yields near 2 percent and fixed mortgage interest rates falling to record lows below 4 percent. Residential mortgage foreclosure and delinquency rates have declined over the past year, but remain at elevated levels compared to historical periods. On a local level, particularly in BancTrust’s coastal market areas, property values have remained depressed, having a negative impact on BancTrust’s collateral-dependent acquisition and development loan portfolio and resulting in a significant net loss in 2011.

To navigate the unsettled economic environment, BancTrust has continued its practice of maintaining excess funding capacity to provide BankTrust with adequate liquidity for its ongoing operations. In this regard, BankTrust benefits from its strong core deposit base and its highly liquid investment portfolio. Additionally, in an attempt to adhere to interagency guidelines regarding concentration limits of commercial real estate loans, BancTrust has reduced its exposure to certain loan classifications, including construction, land development and other land loans.

Recent Developments

Efforts to Raise Private Capital and Current Strategic Focus. In 2010, BancTrust embarked on an effort to raise private capital in an amount necessary to: (1) repay or redeem, as appropriate, its $20 million loan, which is referred to as the Silverton Note, payable to the Federal Deposit Insurance Corporation, which is referred to as the FDIC, and secured by the capital stock of BankTrust, and its $50 million in BancTrust TARP preferred stock held by Treasury; (2) address BancTrust’s elevated level of non-performing assets; (3) provide a measure of liquidity at the holding company level; and (4) generate significant shareholder value as a recapitalized, independent entity. BancTrust’s 2010 efforts to raise capital proved unsuccessful, primarily, it believes, because of the uncertainty surrounding the Gulf of Mexico oil spill and its possible adverse impact on its entire footprint.

In January 2011, after resolution of the Gulf of Mexico oil spill, BancTrust engaged KBW to assist it in a renewed effort to attract private capital. BancTrust believed it could generate significant shareholder value as a recapitalized, independent bank holding company. Throughout 2011, it appeared that BancTrust was making significant progress on an equity offering, and, in December 2011, BancTrust entered into an exclusive dealing arrangement with two potential significant investors, whereby BancTrust agreed to work exclusively on a plan for these and other potential investors to recapitalize BancTrust. Ultimately, however, BancTrust was unable to attract a sufficient number of investors at a price sufficient to generate value for existing shareholders for a combination of reasons, including current market conditions, certain structural constraints and weaker than expected asset valuations.

Holding Company Liquidity. One of the most difficult issues BancTrust has faced since 2010 is liquidity at the holding company level. BancTrust is obligated to make interest payments on two issues of trust preferred securities totaling approximately $34 million in principal indebtedness, to declare and pay 5 percent (increasing to 9 percent at the end of 2013) dividends on the $50 million of BancTrust TARP preferred stock, and to service the $20 million Silverton Note, secured by all of the outstanding capital stock of BankTrust. Absent an infusion of capital, these obligations can only be funded through upstream dividends from BankTrust. However, because of BankTrust’s current level of nonperforming assets and losses, BankTrust is essentially unable to pay dividends to BancTrust.

Most of the holding company obligations, specifically preferred stock dividends and interest payments on BancTrust’s two series of trust preferred securities, can, pursuant to their terms, be deferred, though such deferrals could lead to potentially adverse consequences. BancTrust management previously determined that it was in the best interests of BancTrust and its shareholders to defer future dividends on the BancTrust TARP preferred stock and interest payments on its two series of trust preferred securities for the foreseeable future. The deferral on the trust preferred securities is permitted under the applicable indentures for up to five years without penalty or default, and these deferrals commenced with interest payments in April and June; however, BancTrust management is not permitted to declare any dividend on BancTrust’s preferred and common stock while it defers these interest payments. BancTrust deferred payment of its May 2012 TARP preferred stock dividend and until the preferred stock dividends are thereafter brought current, BancTrust management is prohibited from paying dividends on BancTrust’s common stock. Additionally, if BancTrust does not pay dividends on the BancTrust TARP preferred stock for an aggregate of six fiscal quarters, whether or not consecutive, the number of directors on BancTrust’s board of directors will automatically increase by two, and Treasury, as the holder of all of the outstanding BancTrust TARP preferred stock, will have the right to elect two new members of the board of directors.

BancTrust does not have the right to defer repayment of interest or principal of the $20 million Silverton Note, and that loan is secured by all of the issued and outstanding stock of BankTrust. However, to facilitate BancTrust’s new strategic direction, BancTrust management negotiated a modification of this loan with the lender, the FDIC, as Receiver for Silverton Bank, N.A. The modification relieved BancTrust from making any principal payments under the Silverton Note prior to maturity, which is April 16, 2013 or such earlier date as BancTrust completes a merger, consolidation, sale of substantially all of BancTrust’s assets or a similar transaction. This modification also increases the interest rate on the loan from one-month LIBOR plus 5 percent to one-month LIBOR plus 7 percent; however, it fixes the amount of quarterly interest payments that BancTrust is required to make until maturity of the loan at $270,000 each. Accrued but unpaid interest, which will include the difference between quarterly interest accruals and the fixed quarterly payments, together with a fee of $200,000, is to be paid to the lender upon maturity of the Silverton Note. The modification also required BancTrust to establish an escrow account with the lender in the amount of $1,080,000 to fund the first four quarterly payments following the execution and delivery of the modification of loan documents.

Critical Accounting Policies and Estimates

BancTrust management has adopted various accounting policies that govern the application of accounting principles generally accepted in the United States of America and general practices within the banking industry in the preparation of BancTrust’s financial statements. Certain accounting policies require BancTrust management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. A description of what BancTrust management deems to be its critical accounting policies is set forth below.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses is maintained at a level considered by BancTrust management to be adequate to absorb losses inherent in the loan and lease portfolio. Loans and leases are charged off against the allowance for loan and lease losses when BancTrust management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. BancTrust’s determination of its allowance for loan and lease losses is determined in accordance with GAAP and other regulatory guidance. The amount of the allowance for loan and lease losses and the amount of the provision charged to expense are based on periodic reviews of the portfolio, past loan and lease loss experience, current economic conditions and such other factors which, in BancTrust management’s judgment, deserve current recognition in estimating loan and lease losses.

BancTrust management has developed and uses a documented systematic methodology for determining and maintaining an allowance for loan and lease losses. A regular, formal and ongoing loan and lease review is conducted to identify loans and leases with unusual risks and probable loss. BancTrust management uses the loan and lease review process to stratify the loan and lease portfolio into risk grades. For higher-risk graded loans and leases in the portfolio, BancTrust management determines estimated amounts of loss based on several factors, including historical loss experience, BancTrust management’s judgment of economic conditions and the resulting impact on higher-risk graded loans and leases, the financial capacity of the borrower, secondary sources of repayment including collateral and guarantors, and regulatory guidelines. This determination also considers the balance of impaired loans and leases. Specific allowances for impaired loans and leases are based on comparisons of the recorded carrying values of the loans and leases to the fair value of the collateral for collateral-dependent loans, the present value of these loans’ and leases’ estimated cash flows discounted at each loan’s or lease’s effective interest rate, or the loan’s or lease’s observable market price. Recovery of the carrying value of loans and leases is dependent to a great extent on economic, operating and other conditions that may be beyond BancTrust’s control.

In addition to evaluating probable losses on individual loans and leases, BancTrust management also determines probable losses for all other loans and leases that are not individually evaluated. The amount of the allowance for loan and lease losses related to all other loans and leases in the portfolio is determined based on historical and current loss experience, portfolio mix by loan and lease type and by collateral type, current economic conditions, the level and trend of loan and lease quality ratios and such other factors that, in BancTrust management’s judgment, deserve current recognition in estimating inherent loan and lease losses. The methodology and assumptions used to determine the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The assumptions and resulting allowance level are adjusted accordingly as these factors change.

Other Real Estate Owned Valuation

Other real estate owned, which is referred to as OREO, is carried at the lower of the recorded investment in the loan or fair value, as determined by BancTrust management, less costs to dispose. Any excess of the recorded investment over fair value, less costs to dispose, is charged to the allowance for loan losses at the time of foreclosure. A provision is charged to earnings and the carrying value of OREO is adjusted when, in the opinion of BancTrust management, such losses have occurred. The ability of BancTrust to recover the carrying value of real estate is based upon future sales of the real estate. The ability to effect such sales is subject to market conditions and other factors, some of which are beyond BancTrust’s control. The recognition of sales and sales gains or losses is dependent upon whether the nature and terms of the sales, including possible future involvement of BancTrust, if any, meet certain defined requirements. If such requirements are not met, sale and gain recognition would be deferred.

Ongoing Valuation Assessments of Allowance for Loan and Lease Losses and Other Real Estate Owned

As discussed above, the allowance for loan and lease losses is based in part on the fair value of the real estate and other collateral underlying BancTrust’s collateral-based loans, and the carrying value of OREO is carried at the lower of the recorded investment in the loan or fair value, whichever is lower. The “fair value” of collateral and OREO is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the date such value is determined. The fair value of real estate collateral and OREO is determined by BancTrust management, and that determination is necessarily based on assumptions about how market participants would price such real estate collateral and OREO. Among the factors that BancTrust management considers when making such assumptions and determining fair value are:

•	the expected time period that BancTrust can hold an asset before being required to sell the asset;

•	the anticipated future economic prospects of its market areas;

•	investor interest in its assets; and

•	the anticipated future economic development that will occur in its market areas.

Throughout each year, BancTrust management conducts evaluations of BancTrust’s allowance for loan and lease losses and carrying value of OREO. In conducting its most recent evaluations, BancTrust management determined that certain factors supporting its previous assumptions used in determining fair value were no longer accurate, and that those fair value assumptions needed to be reevaluated. The factors include:

•	Guarantor support for certain loans was no longer available, due to the decline in financial condition of guarantors;

•	The oil spill in the Gulf of Mexico caused a stagnation in the real estate market, slowing the recovery of real estate values, particularly in the Florida and South Alabama markets;

•	The economic recession which began in 2008 persisted longer than expected, and recovery from the recession has been slower than expected;

•	The second home market was devastated in the recession and has been slower to recover than expected;

•	The value of subdivision lots and raw land has dramatically declined, and the new home construction and development market has been slower to recover than anticipated; and

•

The amount of non-performing assets carried on BancTrust’s books has dramatically increased, which requires BancTrust to either dispose of non-performing assets or raise additional capital to maintain an optimal classified asset to capital ratio; and because BancTrust was unable to complete a capital raise transaction, its assumed time period for disposal of non-performing assets has shortened.

Because of these and other factors, BancTrust reevaluated its assessment of fair value of OREO and the allowance for loan and lease losses, and made significant charge-offs throughout 2011. Then, in the first quarter of 2012, in conjunction with the proposed capital raise transaction, BancTrust management conducted an extensive review of the value of collateral underlying certain impaired loans and the value of OREO. During that review, BancTrust management encountered market data from external sources that led it to conclude that significant discounts were needed to the carrying value of OREO and that the value of collateral underlying those impaired loans was significantly less than previously estimated. Because BancTrust’s allowance for loan and lease losses is based, in part, on the value of that underlying collateral, charge-offs were also needed in the allowance for loan and lease losses.

Since the majority of BancTrust’s impaired loans are collateral-dependent, BancTrust management concluded that a material weakness existed at December 31, 2011 in its internal control over financial reporting relating to the valuation, documentation and review of impaired loans and OREO. In response, BancTrust management implemented a remediation plan during the first quarter of 2012 to include obtaining external appraisals and independent external appraisal reviews on all impaired loans and OREO exceeding a certain dollar threshold on an annual basis, more robust internal evaluations and quarterly valuation meetings to discuss current market data and further potential impairment. As this remediation plan gets implemented over time, BancTrust may experience volatility attributable to varying Level 3 fair value measurements of these non-performing assets.

Income Taxes

BancTrust management estimates income tax expense using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the amounts of assets and liabilities reported in the consolidated financial statements and their respective tax bases. In estimating the liabilities and corresponding expense related to income taxes, BancTrust management assesses the relative merits and risk of various tax positions considering statutory, judicial and regulatory guidance. Because of the complexity of tax laws and regulations, interpretation is difficult and subject to differing judgments. Judgments are also exercised in assessing the realization of deferred tax assets and any needed valuation allowances. Accounting principles require that companies assess whether a valuation allowance should be established against their deferred tax assets based on the consideration of all available evidence using a “more likely than not” standard. In making such judgment, significant weight is given to evidence that can be objectively verified. After weighing the positive and negative evidence, BancTrust management determined that the “more likely than not” standard had not been met as of December 31, 2011 and March 31, 2012, and accordingly, established a full valuation allowance for the net deferred tax asset.

Changes in the estimate of income tax liabilities occur periodically as a result of changes in actual or estimated future tax rates and projections of taxable income, interpretations of tax laws, the complexities of multi-state income tax reporting, the status of examinations being conducted by various taxing authorities and the impact of newly enacted legislation, guidance, and income tax accounting pronouncements.

Financial Condition

2007 Acquisition

In October 2007, BancTrust completed the acquisition of The Peoples BancTrust Company, Inc., which is referred to as Peoples. On the acquisition date, the assets of Peoples were approximately $999 million. The acquisition of Peoples was accounted for under the purchase accounting method as required by United States generally accepted accounting principles. Under this method of accounting, the financial statements and tables shown in this section do not reflect results of operations or the financial condition of Peoples prior to October 15, 2007.

Average Assets and Liabilities

Average assets in 2011 were $2.140 billion, an increase of $70.610 million, or 3.4 percent, from 2010 attributable to an increase in BancTrust’s investment securities and offset by a decrease in its loans. Average loans in 2011 were $1.333 billion compared to $1.423 billion in 2010.

Average loans net of the loan loss reserve were $1.287 billion in 2011 compared to $1.374 billion in 2010. The decrease was a result of the weak economy’s effect on loan demand, loan charge-offs and the transfer of some loans to OREO through the foreclosure process. During 2010 and 2011, management concentrated BancTrust’s efforts on improving loan quality rather than on growing loans. Compared to 2010, average investment securities in 2011 increased $181.279 million. This increase was funded by the decrease in average interest-bearing deposits held at other banks of $25.616 million, the increase in average deposits and the decrease in BancTrust’s average loans. Management increased the size of the investment portfolio to increase BancTrust’s yield on earning assets. To maintain a high level of liquidity, BancTrust invested in securities that had low price volatility and could be sold with little or no gain or loss.

Average deposits in 2011 were $1.856 billion compared to $1.773 billion in 2010. Short-term and long-term borrowings consist of federal funds purchased, Federal Home Loan Bank, which is referred to as FHLB, borrowings, notes payable to BancTrust’s subsidiary statutory trusts issued in connection with trust preferred securities offerings and the Silverton Note.

BancTrust’s average equity as a percent of average total assets in 2011 was 7.81 percent, compared to 8.06 percent in 2010. Average equity in 2011 and 2010 included approximately $4.088 million and $5.724 million, respectively, recorded as intangible assets related to acquisitions accounted for as purchases.

	2011	2010
	(Dollars in thousands)
Average Assets
Cash and due from banks	$34,326	$34,879
Federal funds sold	0	0
Interest-bearing deposits	83,606	109,222
Securities available for sale	514,123	332,844
Loans, net	1,286,589	1,374,375
Premises and equipment, net	73,937	77,465
Accrued income receivable	6,246	6,521
Other real estate owned, net	87,120	70,771
Intangible assets, net	4,088	5,724
Cash surrender value of life insurance	17,367	16,744
Other assets	32,294	40,541

Average Total Assets	$2,139,696	$2,069,086

Average Liabilities and Shareholders’ Equity
Non-interest-bearing demand deposits	$249,858	$224,411
Interest-bearing demand deposits	531,703	494,183
Savings deposits	138,489	132,521
Time deposits	935,598	921,479

Total deposits	1,855,648	1,772,594
Short-term borrowings	20,000	20,000
FHLB advances and long-term debt	81,107	92,938
Other liabilities	15,782	16,730
Shareholders’ equity	167,159	166,824

Average Total Liabilities and Shareholders’ Equity	$2,139,696	$2,069,086

Loans

Total loans and leases at March 31, 2012 were down $20.6 million from December 31, 2011. Most of the decrease was within the commercial and residential real estate portfolio, the majority of which was the result of paydowns. Economic conditions have continued to diminish loan demand in the first quarter of 2012. BancTrust is seeking new credit relationships and renewing existing ones, but the overall demand level has been insufficient to overcome the effect of repayments, maturities, and the problem loan resolution process of work-outs, charge-offs and transfers to other real estate.

BancTrust’s ability to grow its loan portfolio has been impacted by downward pressure placed on the real estate market, especially in its coastal markets, as reduced demand has driven the steep decline in real estate prices. The volume of loans declined by $107 million from December 31, 2010 to December 31, 2011. Approximately half of the decline was the result of foreclosures and charge-offs relating to further declines in collateral values of impaired loans. The remainder of the decline was the result of loan demand being depressed further due to the general nature of regulatory pressures on all banks to curtail lending in the commercial and real estate market. As a result, loan demand was not sufficient to offset repayments of existing loans.

BancTrust’s lending strategy concentrates on originating loans with relatively short maturities or, in the case of loans with longer maturities, with floating rate arrangements when possible. Because interest rates are currently very low, customers have occasionally negotiated originated loans with fixed interest rates for longer terms, typically up to five years. However, BancTrust has been able to maintain a high level of interest rate flexibility. Of its outstanding loans at December 31, 2011, $692.2 million, or 54 percent, mature within one year or otherwise reprice within one year. Interest revenue and net interest margin decreased in 2011 compared to 2010, as both measures are being affected by higher levels of non-performing loans and OREO. Net interest revenue and the net interest margin are discussed more fully under “—Results of Operations” below.

BancTrust offers, through third-party arrangements, certain mortgage loan products that it sells to these third parties shortly after origination and that are therefore not retained in its loan portfolio. These products expand BancTrust’s mortgage loan product offerings and have the capacity to generate significant fee income, especially during periods of relatively low mortgage rates. These fees have come from first and second home purchases as well as from home refinancing volume.

The following table shows the distribution of BancTrust’s loan portfolio by major category for the quarter ended March 31, 2012 and 2011 and for the year ended December 31, 2011 and 2010. The following table depicts maturities of selected loan categories and the interest rate structure for such loans maturing after one year.

	Three months ended March 31,		Year ended December 31,
	2012	2011	2011	2010
	(Dollars in thousands)
Commercial, financial and agricultural
Commercial and industrial	$282,581	$281,327	$278,032	$279,422
Agricultural	1,237	3,151	1,028	3,450
Equipment leases	11,831	17,768	12,814	19,407

Total commercial, financial and agricultural	295,649	302,246	291,874	302,279

Commercial real estate
Commercial construction, land and land development	247,231	314,519	250,859	315,079
Other commercial real estate	412,016	406,437	424,690	417,700

Total commercial real estate	659,247	720,956	675,549	732,779

Residential real estate
Residential construction	15,829	18,471	13,509	20,745
Residential mortgage	237,244	254,434	245,180	263,472

Total residential real estate	253,073	272,905	258,689	284,217

Consumer, installment and single pay
Consumer	43,251	52,059	44,713	54,934
Other	5,222	8,676	6,265	9,849

Total consumer, installment and single pay	48,473	60,735	50,978	64,783

Total	1,256,442	1,356,842	1,277,090	1,384,058
Less unearned discount leases	(1,009)	(1,783)	(1,173)	(2,032)
Less deferred cost (unearned loan fees), net	1,057	1,225	1,132	1,259

	$1,256,490	$1,356,284	$1,277,049	$1,383,285

For further discussion of these loan types and a more detailed breakdown of the types of loans in BancTrust’s portfolio, see “Financial Condition—Risk Management in the Loan and Lease Portfolio and the Allowance for Loan and Lease Losses” below. The following table shows the distribution of loans by the geographic regions from which the loans and leases are serviced at March 31, 2012, December 31, 2011 and December 31, 2010.

	March 31, 2012
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Commercial, financial and agricultural:
Commercial and industrial	$212,344	$61,477	$8,760	$282,581
Agricultural	427	810	0	1,237
Equipment leases	0	11,831	0	11,831

Total commercial, financial and agricultural	212,771	74,118	8,760	295,649

Commercial real estate:
Commercial construction, land and land development	89,518	47,942	109,771	247,231
Other commercial real estate	214,602	148,642	48,772	412,016

Total commercial real estate	304,120	196,584	158,543	659,247

Residential real estate:
Residential construction	9,214	6,450	165	15,829
Residential mortgage	105,485	86,201	45,558	237,244

Total residential real estate	114,699	92,651	45,723	253,073

Consumer, installment and single pay:
Consumer	21,483	21,081	687	43,251
Other	340	4,882	0	5,222

Total consumer, installment and single pay	21,823	25,963	687	48,473

Total	$653,413	$389,316	$213,713	$1,256,442

Percent of total	52%	31%	17%	100%

	December 31, 2011
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Commercial, financial and agricultural:
Commercial and industrial	$208,113	$61,013	$8,906	$278,032
Agricultural	349	679	0	1,028
Equipment leases	0	12,814	0	12,814

Total commercial, financial and agricultural	208,462	74,506	8,906	291,874

Commercial real estate:
Commercial construction, land and land development	90,207	50,832	109,820	250,859
Other commercial real estate	219,148	155,025	50,517	424,690

Total commercial real estate	309,355	205,857	160,337	675,549

Residential real estate:
Residential construction	8,110	5,271	128	13,509
Residential mortgage	109,002	88,468	47,710	245,180

Total residential real estate	117,112	93,739	47,838	258,689

Consumer, installment and single pay:
Consumer	22,345	21,671	697	44,713
Other	379	5,886	0	6,265

Total consumer, installment and single pay	22,724	27,557	697	50,978

Total	$657,653	$401,659	$217,778	$1,277,090

Percent of total	52%	31%	17%	100%

	December 31, 2010
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Commercial, financial and agricultural:
Commercial and industrial	$206,587	$63,044	$9,791	$279,422
Agricultural	2,181	1,269	0	3,450
Equipment leases	0	19,407	0	19,407

Total commercial, financial and agricultural	208,768	83,720	9,791	302,279

Commercial real estate:
Commercial construction, land and land development(1)	120,445	67,591	127,043	315,079
Other commercial real estate(2)	195,047	166,983	55,670	417,700

Total commercial real estate	315,492	234,574	182,713	732,779

Residential real estate:
Residential construction(1)	7,551	6,802	6,392	20,745
Residential mortgage(2)	116,296	95,748	51,428	263,472

Total residential real estate	123,847	102,550	57,820	284,217

Consumer, installment and single pay:
Consumer	28,880	24,925	1,129	54,934
Other	710	9,139	0	9,849

Total consumer, installment and single pay	29,590	34,064	1,129	64,783

Total	$677,697	$454,908	$251,453	$1,384,058

Percent of total	49%	33%	18%	100%

(1)	Included in the category “Real estate—construction.”
(2)	Included in the category “Real estate—mortgage.”

Loan Portfolio Development

Total loans at December 31, 2011 were down $107.0 million from December 31, 2010. Real estate-construction decreased $71.5 million with smaller decreases in all other categories. Economic conditions continued to restrain loan demand in 2011, while approximately half of the decline was the result of foreclosures and charge-offs. BankTrust continued during 2011 to seek new credit relationships and renew existing ones, but the overall demand level was insufficient to overcome the effect of repayments, maturities, and problem loan resolution. BancTrust management expects this situation to continue through 2012.

For the three months ended March 31, 2012, BancTrust’s portfolio of Commercial and Industrial, which is referred to as C and I, loans increased $4.549 million, or 1.6 percent, as a result of new loan activity primarily in the Southern Alabama division. At December 31, 2011, the portfolio of C and I loans had decreased $1.390 million, or 0.5 percent, from December 31, 2010, primarily as a result of pay downs.

BancTrust’s C and I loan portfolio at March 31, 2012 was diversified over a range of industries, including manufacturing (13.7 percent), construction (11.3 percent), retail trade (10.1 percent), real estate (9.4 percent), transportation (4.5 percent), health care (4.4 percent), and finance and insurance (4.4 percent). Approximately 75.1 percent of the C and I portfolio is serviced in the Southern Alabama region, primarily in the Mobile office.

At March 31, 2012, approximately 52.5 percent of BancTrust’s loan portfolio was comprised of commercial real estate, primarily commercial construction, land, land development, and non-residential and commercial mortgages.

Project financing is an important component of BancTrust’s commercial real estate loan portfolio, which was impacted by charge-offs and foreclosures during 2010 and 2011. BancTrust management expects the economic and portfolio conditions discussed above to limit this type of lending in the immediate future, particularly in northwest Florida.

The following table shows the composition of BancTrust’s real estate—construction, land and land development portfolio at March 31, 2012 and December 31, 2011, distributed by the geographic region in which the loans are serviced.

	March 31, 2012
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Construction:
Commercial	$6,421	$724	$10,427	$17,572
Residential	9,215	6,450	164	15,829
Land development	42,406	27,334	58,767	128,507
Land	40,690	19,884	40,578	101,152
Other	0	0	0	0

Total	$98,732	$54,392	$109,936	$263,060

Percent of total	37%	21%	42%	100%

	December 31, 2011
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Construction:
Commercial	$4,730	$1,016	$10,169	$15,915
Residential	7,429	5,271	128	12,828
Land development	42,864	28,687	58,812	130,363
Land	43,295	21,129	40,838	105,262
Other	0	0	0	0

Total	$98,318	$56,103	$109,947	$264,368

Percent of total	37%	21%	42%	100%

The construction, land, and land development portfolio is comprised primarily of land and land development loans. Approximately 43.3 percent of land and land development loans are serviced by the Florida region. Overall, this portfolio continues to shrink as a result of foreclosures, charge-offs and regulatory emphasis on all banks limiting or reducing this type of lending and BancTrust management expects this trend to continue in 2012.

Provision for Loan and Lease Losses and Allowance for Loan and Lease Losses

The provision for loan and lease losses is the charge to earnings that is added to the allowance for loan and lease losses in order to maintain the allowance at a level that BancTrust management deems adequate to absorb inherent losses in BancTrust’s loan and lease portfolio. See “—Non-Performing Assets” below. Net charge-offs in the first quarter of 2012 were $2.671 million compared to $5.720 million for the same period in 2011. The provision for loan and lease losses was $3.600 million in the first quarter of 2012, compared to $3.500 million for the comparable period in 2011. While the rate of identification of new problem loans slowed, the deterioration of previously identified problem loans continued, leading to the need for an increased provision. The allowance for loan and lease losses as a percentage of loans, net of unearned income, was 3.43 percent at March 31, 2012 and 3.30 percent at December 31, 2011. The increase in the allowance for loan and lease losses as a percentage of loans, net of unearned income, from December 31, 2011 to March 31, 2012 was due to the decrease in total loans.

BancTrust management’s evaluation of each loan or lease includes a review of the financial condition and capacity of the borrower and any guarantor, the value of the collateral, current economic trends, historical losses, and possible risks associated with concentrations of credit. The loan and lease review process also includes an evaluation of credit quality within the mortgage and installment loan portfolios. Each quarter this review is quantified in a report prepared by loan review officers and delivered to BancTrust management, which uses the report to determine whether any adjustments to the allowance for loan and lease losses are appropriate. BancTrust management submits these quarterly reports to BancTrust’s Board of Directors. For more information on the factors and considerations underlying BancTrust’s allowance for loan and lease losses, refer to “—Critical Accounting Policies and Estimates—Allowance for Loan and Lease Losses” and “—Critical Accounting Policies and Estimates—Ongoing Valuation Assessments of Allowance for Loan and Lease Losses and Other Real Estate Owned.”

The following table sets forth certain information with respect to BancTrust’s average loans and leases, allowance for loan losses, charge-offs and recoveries for the three years ended December 31, 2011.

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Allowance for loan and lease losses —
Balance at beginning of year	$47,931	$45,905	$30,683
Charge-offs:
Commercial, financial and agricultural	2,415	1,085	4,152
Commercial real estate	33,990	6,196	15,069
Residential	2,362	3,082	2,819
Consumer	458	603	1,347

Total charge-offs	39,225	10,966	23,387

Recoveries:
Commercial, financial and agricultural	586	196	685
Commercial real estate	523	101	246
Residential	95	55	28
Consumer	146	340	275

Total recoveries	1,350	692	1,234

Net charge-offs	37,875	10,274	22,153

Provision charged to operating expense	32,100	12,300	37,375

Allowance for loan and lease losses – Balance at end of year	$42,156	$47,931	$45,905

Loans and leases at end of year, net of unearned income	$1,277,049	$1,383,285	$1,468,588
Ratio of ending allowance to ending loans and leases	3.30%	3.47%	3.13%
Average loans and leases, net of unearned income	$1,333,074	$1,423,131	$1,507,864
Non-performing loans and leases	$96,840	$103,084	$114,837
Ratio of net charge-offs to average loans and leases	2.84%	0.72%	1.47%
Ratio of ending allowance to total non-performing loans and leases	43.53%	46.50%	39.97%

Net charge-offs increased $27.601 million from December 31, 2010 to December 31, 2011. Throughout 2011, during its periodic evaluations of impaired loans, BancTrust management identified specific loans in which loan repayments are solely dependent on collateral value, due to (among other factors) decline in financial strength of the borrower and loan guarantors. As a result, these loans were charged-off, in each case by an amount equal to the difference between the original amount and the fair value of the collateral. In addition, BancTrust management determined that the value of the collateral underlying its impaired loans had significantly declined, and the loan loss allocations attributable to the value of that collateral were charged-off to bring the allocation in alignment with the value of the underlying collateral. For more information on how BancTrust management values collateral and the changes in valuation that contributed to BancTrust’s significant charge-offs in 2011, refer to “—Critical Accounting Policies and Estimates—Ongoing Valuation Assessments of Allowance for Loan and Lease Losses and Other Real Estate Owned.”

Non-Performing Assets

Non-performing assets include accruing loans 90 days or more past due, loans on non-accrual including restructured loans on non-accrual, and OREO. Loans are classified as non-accrual by BancTrust management upon the earlier of: (i) a determination that collection of interest is doubtful; or (ii) the time at which such loans become 90 days past due unless collateral or other circumstances reasonably assure full collection of principal and interest.

Non-performing assets were $161.431 million at March 31, 2012 compared to $154.227 million at year-end 2011. Restructured loans on non-accrual at March 31, 2012 were $6.121 million compared to $5.296 million at December 31, 2011. BancTrust management classifies loans as restructured when certain modifications are made to the loan terms and concessions are granted to the borrowers as a result of financial difficulty experienced by those borrowers. At March 31, 2012, BancTrust had $5.597 million in restructured loans which were accruing interest and which BancTrust management considers performing. BancTrust only restructures loans for borrowers in financial difficulty that have designed a viable business plan to fully pay off all obligations, including outstanding debt, interest, and fees, either by generating additional income or through liquidation of assets. Generally, these loans are restructured to provide the borrower additional time to execute upon its plans. The performing restructured loans were not placed in nonaccrual status prior to the restructuring, and since BancTrust expects the borrowers to perform after the restructuring (based on modified note terms), the loans continue to accrue interest at the restructured rate. BancTrust will continue to closely monitor these loans and will cease accruing interest on them if BancTrust management believes that the borrowers are unable to continue performing based on the restructured note terms. All restructured loans are considered to be impaired and are evaluated as such in the quarterly allowance calculation. As of March 31, 2012 and December 31, 2011, the allowance for loan and lease losses allocated to restructured loans totaled $378 thousand and $392 thousand, respectively.

Non-performing loans increased to $100.666 million at March 31, 2012, from $96.840 million at December 31, 2011, as a result of three significant relationships moving to non-accrual status during the first quarter of 2012. The allowance for loan and lease losses as a percentage of loans was 3.43 percent at March 31, 2012 compared to 3.30 percent at December 31, 2011. Since 2007, there has been a substantial slowdown in the real estate markets across the U.S., including in the markets where BancTrust does business. This slowdown has resulted in a substantial decrease in the value of BancTrust’s loans, the real estate collateral securing its loans and its OREO. As the economy slowed, BancTrust management increased its monitoring and supervision of problem loans, and BancTrust management continues to monitor these non-performing loans and other real estate loans in BancTrust’s portfolio. BancTrust management also meets regularly with local Bank personnel to discuss and evaluate these non-performing loans, other potential problem loans and the overall economic conditions within BancTrust’s markets. Throughout 2011, BancTrust management carefully evaluated the assumptions used to estimate the fair value of BancTrust’s loans, the real estate collateral securing its loans and OREO, and determined that the value of certain of these assets had further deteriorated to the point that additional write downs of their fair value was warranted. In addition, external market data received in connection with the capital raise effort led BancTrust management to conclude that significant additional write downs were needed in the fourth quarter of 2011 to align BancTrust’s fair value estimates with the applicable market. For further information on the policies underlying BancTrust management’s valuation of non-performing assets, refer to

“—Critical Accounting Policies and Estimates — Ongoing Valuation Assessments of Allowance for Loan and Lease Losses and Other Real Estate Owned,” above.

In order to ensure that BancTrust management’s estimates of fair value of non-performing assets are in alignment with the market’s valuation of these assets, BancTrust management implemented an action plan during the first quarter of 2012. Under this new plan, external appraisals on impaired loans exceeding a certain threshold are required on an annual basis; external appraisals on impaired loans and OREO below a certain threshold are required on a biennial basis; external appraisal reviews on appraisals exceeding a certain dollar threshold are submitted to an independent third party for review; internal evaluations are reviewed for more robust external market data; and quarterly valuation meetings are held to discuss current developments and potential further impairment.

BancTrust’s objective is to dispose of OREO in a timely manner while also maximizing net sales proceeds to BancTrust. While there is not a set timeline for sale of OREO, the OREO is marketed through real estate brokers. Sales are made as acceptable buyers are identified and acceptable purchase terms are negotiated.

The following table is a summary of non-performing assets at March 31, 2012 and December 31, 2011.

(Dollars in thousands)
	March 31, 2012	December 31, 2011
Accruing loans 90 days or more past due
1-4 family residential loans	$—	$248
Commercial and industrial loans	—	—
Consumer loans	—	—
Total accruing loans 90 days or more past due	—	248

Restructured loans on non-accrual
Construction, land development and other land loans	2,581	2,587
1-4 family residential loans	435	435
Non-farm non-residential property loans	3,020	2,195
Commercial and industrial loans and leases	29	29
Consumer loans	56	50

Total restructured loans	6,121	5,296

Loans on non-accrual
Construction, land development and other land loans	60,385	57,291
1-4 family residential loans	15,981	17,980
Multifamily residential loans	1,700	1,700
Non-farm non-residential property loans	11,813	11,380
Commercial and industrial loans and leases	4,156	2,343
Consumer loans	510	602
Other loans	—	—

Total loans and leases on non-accrual	94,545	91,296

Total non-performing loans and leases	100,666	96,840

Other real estate owned
Construction, land development and other land	43,949	46,565
1-4 family residential properties	4,694	4,118
Multifamily residential	4,911	1,817
Non-farm non-residential properties	7,211	4,887

Total other real estate owned	60,765	57,387

Total non-performing assets	$161,431	$154,227

Accruing loans 90 days or more past due as a percentage of loans and leases	0.00%	0.02%
Total non-performing loans and leases as a percentage of loans and leases	8.01%	7.58%
Total non-performing assets as a percentage of loans, leases and other real estate owned	12.26%	11.56%

The following tables contain a summary by location of non-performing assets at March 31, 2012 and December 31, 2011.

March 31, 2012
(Dollars in Thousands)	Southern Alabama	Central Alabama	Northwest Florida	Other	Total
Non-performing loans	$12,703	$21,711	$64,575	$1,677	$100,666
Other real estate owned	6,970	20,031	27,703	6,061	60,765

Total	$19,673	$41,742	$92,278	$7,738	$161,431

December 31, 2011
(Dollars in Thousands)	Southern Alabama	Central Alabama	Northwest Florida	Other	Total
Non-performing loans	$11,090	$20,554	$63,634	$1,562	$96,840
Other real estate owned	5,105	18,683	25,710	7,889	57,387

Total	$16,195	$39,237	$89,344	$9,451	$154,227

Not included in the non-performing assets tables are potential problem loans totaling $97.191 million at March 31, 2012, with a related allowance of $16.350 million. This compares with potential problem loans of $104.589 million at December 31, 2011, with a related allowance of $7.927 million. Potential problem loans are loans as to which BancTrust management had serious doubts as to the ability of the borrowers to comply with present repayment terms. These loans do not meet the criteria for, and are therefore not included in, non-performing assets. BancTrust management, however, classifies potential problem loans as either special mention, watch, or substandard. These loans were considered in determining the adequacy of the allowance for loan and lease losses and are closely and regularly monitored to protect BancTrust’s interests.

The following table shows the effect on interest income of non-accrual loans.

	2011	2010
	(Dollars in thousands)

Principal balance at December 31,	$96,592	$103,084
Interest that would have been recorded under original terms for the year ended December 31,	$5,936	$5,735
Interest actually recorded in the financial statements for the year ended December 31,	$614	$724

Risk Management in the Loan and Lease Portfolio and the Allowance for Loan and Lease Losses

Credit risk is managed mainly through compliance with credit underwriting and administration policies established by the Board of Directors and through the efforts of the credit administration function to oversee the uniform application and monitoring of these policies throughout BancTrust. The first line of responsibility for the monitoring of credit quality and the assignment of risk grades based on policy guidelines to individual loans is the loan officer. The loan review function, which reports to the Board of Directors, assesses the accuracy of risk grading and performs periodic reviews of the overall credit and underwriting process.

The evaluation of credit risk in the loan portfolio is quantified as the allowance for loan and lease losses that is reported in BancTrust’s financial statements. The overall determination of the allowance for loan and lease losses involves significant judgment. Factors that affect this judgment are reviewed quarterly in response to changing conditions.

The recorded allowance is comprised of amounts BancTrust management believes are needed for losses on criticized loans and amounts BancTrust management believes are needed to cover historical losses on homogeneous groups of loans not subject to criticism. Historical loss factors are modified based on general economic conditions and other environmental risk factors.

Loans subject to criticism through BancTrust’s risk grading process totaled $235.223 million at March 31, 2012, representing 18.7 percent of total loans and a decrease of $1.757 million from December 31, 2011. At December 31, 2011, loans subject to criticism through BancTrust’s risk grading process totaled $237.0 million, a figure representing 18.6 percent of total loans, and a decrease of $15.7 million from December 31, 2010. This decrease in criticized loans was primarily caused by the significant impairment charges in 2011 resulting from further declines in collateral values of impaired loans. The range of risk grades identifies criticized loans on a spectrum from loans that warrant close monitoring due to potential weakness to loans with a high probability of loss.

Criticized loans are further classified as doubtful, substandard, or special mention. Criticized loans are those loans which BancTrust management considers to have greater risk that the borrower will not repay in full all contractual principal and interest. All non-performing loans are classified as criticized loans. Performing loans may be classified as criticized loans based on payment history, the financial condition of the borrower, or other factors BancTrust management considers to raise doubt as to the borrower’s willingness and ability to repay. A deterioration of collateral values underlying the loans does not in itself lead to a loan being criticized. An individual report on each criticized loan over $1 million is completed quarterly by Bank personnel. This report provides an update on information about the loan as well as an update of the action plan for the ultimate collection of the loan. This report includes information on the value of underlying collateral and allows BancTrust management to closely monitor insufficient collateral positions and make necessary changes to loss reserve allocations. Real estate collateral is valued primarily based on outside appraisals although some real estate collateral is based on an internal evaluation.

In the first quarter of 2012, in conjunction with a proposed capital raise transaction, BancTrust management conducted an extensive review of the value of collateral underlying certain impaired loans and the value of OREO. During that review, BancTrust management encountered market data from external sources that led it to conclude that significant discounts needed to be applied to the carrying value of OREO and that the value of collateral underlying those impaired loans was significantly less than previously estimated. Because BancTrust’s carrying value of impaired loans is based, in part, on the value of that underlying collateral, the principal amount of loans subject to criticism also declined.

As a result of these significant additional discounts in asset values, BancTrust management concluded that a material weakness existed at December 31, 2011 in its internal control over financial reporting relating to the valuation, documentation and review of impaired loans and OREO. In response, BancTrust management implemented a remediation plan during the first quarter of 2012, whereby external appraisals on impaired loans and OREO exceeding $1 million are required on an annual basis; external appraisals on impaired loans and OREO below $1 million are required on a biennial basis; external appraisals exceeding $1 million are submitted to an independent third party for review; internal evaluations will be reviewed for more robust external market data; and quarterly valuation meetings will be held to discuss current developments and potential further impairment.

The geographic concentration of criticized loans in the northwest Florida region was the direct result of the deterioration in real estate values in this area. The majority of criticized loans in northwest Florida were comprised of land and land development loans. Once the rapid deterioration in real estate values commenced, many developers in this area were no longer able to complete projects, and conversion of their properties could not be completed. As a result, the underlying collateral values of loans secured by land in northwest Florida decreased in 2011, leading to charge-offs in the northwest Florida region of approximately $25.717 million, which represented 65.6 percent of total charge-offs, during 2011. Total charge-offs in the northwest Florida region were approximately $1.280 million, which represented 46.1 percent of total charge-offs during the first quarter of 2012. This resulted from one foreclosure and the related decline in collateral value.

To monitor the movement in collateral values of real estate properties in the northwest Florida region, BancTrust management undertook a study in 2011 to determine to what extent real estate values had deteriorated in this market based on type of property. From this analysis, BancTrust management discounted prior appraisals to estimate current collateral values. These values were then compared to current loan balances in order to establish a loss reserve allocation. As discussed above, BancTrust management has recently implemented an action plan relating to more frequent external appraisals and independent appraisal reviews, more robust internal evaluations, and quarterly valuation meetings to discuss current market developments.

The majority of criticized loans in the Central Alabama region were commercial real estate, mostly construction, land, and land development loans. The majority of criticized construction, land, and land development loans in the Central Alabama region were located in the Montgomery County, Autauga County, and Lake Martin areas of Alabama, which also saw significant declines in real estate values. Total charge-offs in the Central Alabama region were approximately $928 thousand, which represented 33.5 percent of total charge-offs during the first quarter of 2012. The majority of these charge-offs were related to declines in collateral values.

Total charge-offs in the Southern Alabama region were approximately $565 thousand, which represented 20.4 percent of total charge-offs during the first quarter of 2012. Only 26.2 percent of this amount was related to declines in collateral values.

The following tables show the composition of criticized loans at March 31, 2012, December 31, 2011 and December 31, 2010, distributed by the geographic region in which the loans are serviced. Commercial construction, land, and land development loans represent 53.5 percent of the total criticized loans. Approximately 54.1 percent of criticized loans at March 31, 2012 were serviced by Florida, with 69.1 percent of the Florida region’s criticized loans comprised of commercial construction, land, and land development loans.

	March 31, 2012
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Commercial and industrial	$21,133	$2,991	$4,091	$28,215
Residential construction	0	369	164	533
Commercial construction, land and land development	25,635	12,342	87,829	125,806
Other commercial real estate	14,268	8,787	19,549	42,604
Agricultural	25	0	0	25
Residential mortgage	12,534	8,635	15,487	36,656
Consumer	833	520	31	1,384

Total	$74,428	$33,644	$127,151	$235,223

Percent of total	32%	14%	54%	100%

	December 31, 2011
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Commercial and industrial	$19,856	$2,903	$4,080	$26,839
Residential construction	0	369	128	497
Commercial construction, land and land development	26,099	12,970	87,336	126,405
Other commercial real estate	13,396	9,251	19,646	42,293
Agricultural	25	0	0	25
Residential mortgage	13,207	9,184	17,089	39,480
Consumer	867	532	42	1,441

Total	$73,450	$35,209	$128,321	$236,980

Percent of total	31%	15%	54%	100%

	December 31, 2010
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Commercial and industrial	$19,087	$3,585	$3,938	$26,610
Residential construction	321	369	1,173	1,863
Commercial construction, land and land development	28,804	16,284	100,179	145,267
Other commercial real estate	9,916	10,572	16,280	36,768
Agricultural	97	0	0	97
Residential mortgage	10,560	9,184	20,784	40,528
Consumer	779	736	78	1,593

Total	$69,564	$40,730	$142,432	$252,726

Percent of total	28%	16%	56%	100%

BancTrust experienced a slight decline in total criticized loans from December 31, 2011 to March 31, 2012. This decline was primarily attributable to charge-offs in the Central Alabama and Northwest Florida regions.

The following table shows the composition of the criticized construction, land, and land development loans at March 31, 2012 and December 31, 2011 and 2010, distributed by the geographic region in which the loans are serviced. At March 31, 2012, the majority of criticized loans in this category were serviced by the Northwest Florida region, and they are primarily land and land development loans.

	March 31, 2012
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Construction:
Commercial	$0	$0	$10,427	$10,427
Residential	0	369	164	533
Land development	16,588	10,720	49,919	77,227
Land	9,047	1,622	27,483	38,152

Total	$25,635	$12,711	$87,993	$126,339

Percent of total	20%	10%	70%	100%

	December 31, 2011
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Construction:
Commercial	$0	$0	$10,169	$10,169
Residential	0	369	128	497
Land development	16,909	11,023	49,715	77,647
Land	9,190	1,947	27,452	38,589

Total	$26,099	$13,339	$87,463	$126,902

Percent of total	21%	10%	69%	100%

	December 31, 2010
	Southern Alabama	Central Alabama	Northwest Florida	Total
	(Dollars in thousands)
Construction:
Commercial	$1,475	$0	$7,524	$8,999
Residential	321	369	1,173	1,863
Land development	13,786	14,297	60,604	88,687
Land	13,543	1,987	32,051	47,581

Total	$29,125	$16,653	$101,352	$147,130

Percent of total	20%	11%	69%	100%

BancTrust experienced a decrease in criticized construction, land, and land development loans of $563 thousand from December 31, 2011 to March 31, 2012. BancTrust also experienced a decline in total criticized construction, land, and land development loans from December 31, 2010 to December 31, 2011. These declines are primarily attributable to charge-offs and foreclosures.

The allowance for loan and lease losses represented 42.80 percent, 43.53 percent and 46.50 percent of non-performing loans and leases at March 31, 2012, December 31, 2011 and December 31, 2010, respectively. The allowance for loan and lease losses as a percentage of loans and leases, net of unearned income, was 3.43 percent at March 31, 2012, 3.30 percent at December 31, 2011 and 3.47 percent at December 31, 2010. At December 31, 2011, the unallocated reserve portion of the allowance for loan and lease losses was $5.428 million. Approximately $3.540 million of the unallocated reserve was used during the first quarter of 2012 primarily as a result of the increase in charge-offs during 2011, which led to an increase in historical loss rates used in calculating the reserve requirement.

BancTrust management reviews the adequacy of the allowance for loan and lease losses on a continuous basis by assessing the quality of the loan and lease portfolio, including non-performing loans and leases and classified loans and leases, and adjusting the allowance when appropriate. BancTrust management considered the allowance for loan and lease losses adequate at March 31, 2012 to absorb probable losses inherent in the loan and lease portfolio. However, adverse economic circumstances or other events, including additional loan and lease review, future regulatory examination findings, changes in borrowers’ financial conditions, or further declines in collateral values, could result in increased losses in the loan and lease portfolio or in the need for increases in the allowance for loan and lease losses.

The following section describes the composition of the various categories in BancTrust’s loan and lease portfolio and discusses management of risk in these categories.

Commercial and Industrial loans, or C and I loans, include loans to commercial customers for use in business to finance working capital needs, equipment purchases, or other expansion projects. These credits may be loans and lines to financially strong borrowers, secured by inventories, equipment, or receivables, or secured in whole or in part by real estate unrelated to the principal purpose of the loan, and are generally guaranteed by the principals of the borrower. Variable rate loans in this portfolio have interest rates that are periodically adjusted. Risk is minimized in this portfolio by requiring adequate cash flow to service the debt and the personal guaranties of principals of the borrowers. The portfolio of C and I loans increased $4.549 million, or 1.6 percent, from December 31, 2011 to March 31, 2012, as a result of new loan activity primarily in the Southern division, and the portfolio decreased $1.390 million, or 0.5 percent, from December 31, 2010 to December 31, 2011, primarily as a result of paydowns.

Agricultural loans include loans to fund seasonal production and longer term investments in land, buildings, equipment and breeding stock. The repayment of agricultural loans is dependent on the successful production and marketing of a product. Risk is minimized in this portfolio by performing a review of the borrower’s financial data and cash flow to service the debt, and by obtaining personal guaranties of principals of the borrower. This type of lending represents $1.237 million, or less than one percent, of the total loan portfolio. In the first quarter of 2012, the portfolio of agricultural loans increased $209 thousand, or 20.3 percent, as a result of new loan activity primarily in the Central division. From December 31, 2010 to December 31, 2011, the portfolio of agricultural loans had decreased $2.422 million, or 70.2 percent, as a result of paydowns.

Equipment Leases include leases that were acquired during the acquisition of The Peoples Bank and Trust Company. BancTrust is not actively engaged in equipment leasing. In the first quarter of 2012, these leases paid down $983 thousand. From December 31, 2010 to December 31, 2011, these leases paid down $6.593 million, or 34.0 percent. BancTrust management does not believe this portfolio represents a significant credit risk, because these loans are secured by the equipment being leased and the lessees continue to maintain a strong level of creditworthiness.

Commercial Real Estate loans include commercial construction loans, land loans, and land development loans, and other commercial real estate loans.

Commercial construction, land, and land development loans include loans for the development of residential housing projects, loans for the development of commercial and industrial use property, and loans for the purchase and improvement of raw land. These loans are secured in whole or in part by the underlying real estate collateral and are generally guaranteed by the principals of the borrower. The Bank’s lenders work to cultivate long-term relationships with established developers. BancTrust disburses funds for construction projects as pre-specified stages of construction are completed. The portfolio of commercial construction loans decreased $3.628 million, or 1.4 percent, from December 31, 2011 to March 31, 2012, primarily as a result of paydowns. From December 31, 2010 to December 31, 2011, the portfolio of commercial construction loans decreased $64.220 million, or 20.4 percent, primarily as a result of charge-offs, foreclosures, and paydowns.

Other commercial real estate loans include loans secured by commercial and industrial properties, apartment buildings, office or mixed-use facilities, strip shopping centers and other commercial property. These loans are generally guaranteed by the principals of the borrower. The portfolio of commercial real estate loans decreased $12.674 million, or 3.0 percent, from December 31, 2011 to March 31, 2012, primarily as a result of paydowns and foreclosures. From December 31, 2010 to December 31, 2011, the portfolio of commercial real estate loans increased $6.990 million, or 1.67 percent, primarily as a result of the completion of one large construction project and conversion of the underlying debt from a commercial construction loan to a commercial real estate loan.

Risk is minimized in this portfolio by requiring a review of the borrower’s financial data and verification of the borrower’s income prior to making a commitment to fund the loan. Personal guaranties are obtained for substantially all construction loans to builders. Personal financial statements of guarantors are obtained as part of the loan underwriting process. For construction loans, regular site inspections are performed upon completion of each construction phase, prior to advancing additional funds for additional phases. Commercial construction and commercial real estate lending has been curtailed over the past three years as a result of a combination of factors, including a decline in demand, lack of qualified borrowers and regulatory pressures on all banks to curtail lending in the commercial real estate market.

Residential Construction loans include loans to individuals for the construction of their residences, either primary or secondary, where the borrower is the owner and independently engages the builder. Residential construction loans also include loans to builders for the construction of one-to-four family residences whereby the collateral, a proposed one-to-four family dwelling, is the primary source of repayment. These loans are made to builders to finance the construction of homes that are either pre-sold or those that are built on a speculative basis, although speculative lending in this category has been strictly limited and controlled over the past three years. Loan proceeds are to be disbursed incrementally as construction is completed. The portfolio of residential construction loans increased $2.320 million, or 17.2 percent, from December 31, 2011 to March 31, 2012, primarily as a result of increased loan activity with local builders in the Southern division. From December 31, 2010 to December 31, 2011, the portfolio of residential construction loans decreased $7.236 million, or 34.9 percent, primarily as a result of paydowns.

Residential Mortgage loans include conventional mortgage loans secured by one-to-four family residential properties. These properties may serve as the borrower’s primary residence, vacation home, or investment property. BancTrust sells the majority of its residential mortgage loans originated with terms to maturity of 15 years or greater in the secondary market. BancTrust generally originates fixed and adjustable rate residential mortgage loans using secondary market underwriting and documentation standards. Also included in this portfolio are home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower’s residence, allows customers to borrow against the equity in their home. Risk is minimized in this portfolio by reviewing the borrower’s financial data and ability to meet both existing financial obligations and the proposed loan obligation, and by verification of the borrower’s income. In addition, at December 31, 2011, any new residential mortgage, regardless of amount, secured by a primary residence is required to have a current external appraisal, and the maximum loan-to-value ratio for home equity lines of credit was lowered from 89.9 percent to 80 percent. During the first quarter of 2012, the portfolio of residential mortgage loans decreased $7.936 million, or 3.2 percent, as a result of paydowns, charge-offs, and foreclosures. The portfolio of residential mortgage loans decreased $18.292 million, or 6.9 percent, from December 31, 2010 to December 31, 2011, primarily as a result of paydowns, foreclosures, and charge-offs.

Consumer loans include a variety of secured and unsecured personal loans including automobile loans, marine loans, loans for household and personal purpose, and all other direct consumer installment loans. Risk is minimized in this portfolio by reviewing the borrower’s financial data, ability to meet existing obligations and the proposed loan obligation, and verification of the borrower’s income. During the first quarter of 2012, the portfolio of consumer loans decreased $1.462 million, or 3.3 percent, primarily as a result of paydowns. The portfolio of consumer loans decreased $10.221 million, or 18.6 percent, from December 31, 2010 to December 31, 2011, primarily as a result of paydowns. Repossessions and charge-offs have been minimal in this portfolio since December 31, 2010.

Other loans comprise primarily loans to municipalities to fund operating expenses where there are timing differences between when payments are due and when tax revenues are received and to fund capital projects. The portfolio of other loans decreased $1.043 million, or 16.6 percent, during the first quarter of 2012 and decreased $3.584 million, or 36.4 percent, from December 31, 2010 to December 31, 2011, as a result of paydowns.

The following table shows a more detailed risk profile of the loan portfolio by breaking down the loan categories described above into more specific categories of loans and showing the related percentage of non-performing loans at March 31, 2012, December 31, 2011 and December 31, 2010 for each specific category. Commercial real estate continued to be BancTrust’s largest loan category at March 31, 2012, comprising 52.5 percent of total loans. Commercial real estate also represented the majority of non-performing loans at 78.4 percent, with approximately 62.8 percent of non-performing loans consisting of land development and vacant land loans. The downturn in the real estate market, primarily in the Florida panhandle market, has had a significant impact on the commercial real estate portfolio as explained in the discussion above regarding criticized loans.

	March 31, 2012		December 31, 2011		December 31, 2010
	Loans as a Percentage of Total Loans Outstanding	Non-performing Loans as a Percentage of Total Non-performing Loans	Loans as a Percentage of Total Loans Outstanding	Non-performing Loans as a Percentage of Total Non-performing Loans	Loans as a Percentage of Total Loans Outstanding	Non-performing Loans as a Percentage of Total Non-performing Loans
Multi-family	2.2%	1.7%	2.1%	1.8%	2.1%	1.7%
Churches	1.6%	0.0%	1.6%	0.0%	1.6%	0.0%
Hotels	5.3%	2.3%	5.3%	1.6%	2.3%	0.0%
Office buildings	6.2%	3.8%	6.7%	3.9%	6.9%	3.7%
Shopping centers	3.7%	3.5%	3.7%	3.6%	3.2%	1.6%
Warehouses	3.1%	1.9%	3.1%	1.6%	3.3%	1.1%
Convenience stores	2.1%	0.3%	2.2%	0.4%	2.0%	0.0%
Healthcare	1.0%	0.0%	1.0%	0.0%	1.4%	0.0%
Commercial development	1.4%	0.0%	1.2%	0.0%	2.8%	1.4%
Other owner-occupied commercial real estate	4.1%	0.9%	4.2%	0.9%	3.5%	1.0%
Other commercial real estate	2.6%	1.2%	2.5%	1.3%	3.2%	0.5%

Total Investment Property	33.3%	15.6%	33.6%	15.1%	32.3%	11.0%

Land acquisition & development	10.3%	36.3%	10.2%	34.8%	10.8%	40.3%
Vacant land/non-development	6.4%	20.7%	6.5%	21.3%	7.2%	19.7%
Vacant land/future development	1.1%	5.0%	1.2%	5.2%	1.7%	5.8%
Farmland & timberland	1.4%	0.8%	1.3%	0.8%	1.0%	0.2%

Total Land Portfolio	19.2%	62.8%	19.2%	62.1%	20.7%	66.0%

Total Commercial Real Estate	52.5%	78.4%	52.8%	77.2%	53.0%	77.0%

Commercial & Industrial Portfolio	22.6%	4.2%	21.8%	2.5%	20.2%	3.7%

Total Commercial and Industrial Loans	22.6%	4.2%	21.8%	2.5%	20.2%	3.7%

Home equity	3.6%	0.9%	3.8%	1.0%	3.5%	1.1%
1-4 family construction	1.3%	0.5%	1.1%	0.5%	1.5%	1.8%
Residential mortgages	15.2%	15.4%	15.4%	18.1%	15.5%	15.8%

Total 1-4 Family Properties	20.1%	16.8%	20.3%	19.6%	20.5%	18.7%

Consumer loans	3.4%	0.6%	3.5%	0.7%	4.0%	0.5%

Total Retail	23.5%	17.4%	23.8%	20.3%	24.5%	19.2%

Agricultural loans	0.1%	0.0%	0.1%	0.0%	0.2%	0.1%
Other loans	0.4%	0.0%	0.5%	0.0%	0.7%	0.0%
Lease financing	0.9%	0.0%	1.0%	0.0%	1.4%	0.0%

TOTAL LOAN PORTFOLIO	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Investment Securities

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years		Total
December 31, 2011	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
(Dollars in thousands)
Securities available for sale
U.S. Treasury securities	$100	0.83%	$407	1.00%	$0	0.00%	$0	0.00%	$507	0.97%
U.S. Government sponsored enterprises(1)	0	0.00	11,733	1.01	22,307	1.79	147,584	1.99	181,624	1.90
State and political subdivisions	890	6.28	310	6.40	125	8.02	0	0.00	1,325	6.47
Mortgage-backed securities(2)									329,853	2.54

Total securities available for sale	$990	5.73%	$12,450	1.15%	$22,432	1.83%	$147,584	1.99%	$513,309	2.32%

(1)	Includes $181.6 million in SBA loan pool bonds with floating interest rates that reprice monthly.
(2)	Mortgage-backed securities are shown only in the total as these securities have monthly principal payments.

GAAP requires that securities be classified into one of three categories: (i) held to maturity, (ii) available for sale, or (iii) trading. Securities classified as available for sale are stated at fair value. Securities are classified as available for sale if they are to be held for indefinite periods of time, such as securities BancTrust management intends to use as part of its asset/liability strategy or that may be sold in response to changes in interest rates, changes in prepayment risks, changes in liquidity needs, the need to increase regulatory capital or other similar factors.

At March 31, 2012, the composition of the investment portfolio by carrying amount was 0.11 percent U.S. Treasuries, 35.83 percent securities U.S. government-sponsored enterprises, 0.27 percent securities state and political subdivisions, and 63.79 percent mortgage-backed securities. All mortgage-backed securities are backed by one-to-four-family mortgages, and approximately 99.1 percent of the mortgage-backed securities represent U.S. government-sponsored enterprise, which is referred to as GSE, securities. The tax-equivalent yield of the portfolio was 2.33 percent at March 31, 2012 and 2.32 percent at December 31, 2011. The average life of the portfolio at March 31, 2012 and December 31, 2011, was 7.47 years and 7.16 years, respectively. BancTrust holds no trading securities or securities that are classified as held-to-maturity. At March 31, 2012, BancTrust’s securities available-for-sale had a net unrealized gain of $1.680 million, a decrease of $2.224 million from its net unrealized gain of $3.904 million at December 31, 2011. During the first three months of 2011, BancTrust sold available-for-sale securities which resulted in a realized gain of $1.302 million.

At December 31, 2011, all of BancTrust’s securities were stated at estimated fair value since they were in the available for sale category. At December 31, 2011, BancTrust held no trading securities or securities classified as held to maturity. At December 31, 2011, BancTrust owned $181.6 million in SBA loan pool bonds. These investments are highly liquid and have little price volatility, and BancTrust uses these securities to provide liquidity while earning a higher rate than overnight Federal funds.

BancTrust recorded impairment charges related to potential credit loss of $400 thousand during 2009 and $200 thousand in 2011 on its only non-U.S. GSE mortgage-backed security. BancTrust management concluded in 2009 and again in 2011 that a portion of BancTrust’s unrealized loss position was other-than-temporarily impaired. The amount related to credit loss was determined based on a discounted cash flow method that takes into account several factors including default rates, prepayment rates, delinquency rates, and foreclosure and loss severity of the underlying collateral. Changes in these factors in the future could result in an increase in the amount deemed to be credit-related other-than-temporary impairment, which would result in BancTrust recognizing additional impairment charges to earnings for this security. BancTrust management will continue to closely monitor this security. The security had an estimated fair value of $2.738 million and an unrealized loss of $647 thousand at March 31, 2012, after all cumulative other-than-temporary impairment charges. BancTrust management concluded that the value of this security is temporarily impaired based on liquidity risk. BancTrust believes it has addressed all of its other-than-temporary impairments in its investment portfolio as of March 31, 2012 with the other-than-temporary impairment charges BancTrust took during 2009 and in 2011. BancTrust does not own, and has not owned, preferred or common stock issued by the Federal National Mortgage Association (Fannie Mae) or the Federal Home Loan Mortgage Corporation (Freddie Mac). BancTrust does not own any trust preferred securities.

The maturities and weighted-average yields of securities available for sale at December 31, 2011 are presented in the table below at amortized cost using the average stated contractual maturities. The average stated contractual maturities may differ from the average expected life because of amortized principal payments or because borrowers may have the right to call or prepay obligations. Tax equivalent adjustments, using a 35 percent tax rate, have been made when calculating yields on tax-exempt obligations.

The amortized cost and estimated fair values of investment securities available for sale at December 31, 2011, 2010 and 2009 are presented in the following table.

	2011		2010		2009
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in thousands)
U.S. Treasury securities	$507	$513	$400	$405	$1,437	$1,454
U.S. Government sponsored enterprises	181,624	181,620	83,537	82,433	36,254	36,101
State and political subdivisions	1,325	1,329	2,380	2,402	14,576	14,681
Mortgage-backed securities	329,853	333,751	341,648	340,320	209,949	209,598

Total securities available for sale	$513,309	$517,213	$427,965	$425,560	$262,216	$261,834

Deposits

Total deposits decreased from $1.812 billion at December 31, 2011 to $1.791 billion at March 31, 2012, a decrease of $20.217 million, or 1.1 percent. Total deposits were lower in the most recent quarter compared with the prior year due to BancTrust management’s efforts to reduce BancTrust’s exposure to large certificates of deposit and to improve its net interest margin by lowering the rates BancTrust pays on deposits. Core deposits, considered to be total deposits less time deposits of $100 thousand or more, decreased by $234 thousand. BancTrust management believes the increase in FDIC insurance coverage from $100 thousand to $250 thousand for interest bearing accounts and to an unlimited amount for non-interest bearing transaction accounts, has helped stabilize BancTrust’s deposit base. The Dodd-Frank Act has permanently increased deposit insurance from $100,000 to $250,000 per depositor and has extended the unlimited coverage for non-interest bearing transaction accounts until December 31, 2012. BancTrust management’s primary focus continues to be attracting and retaining core deposits from customers who will use other products and services BancTrust offers. During the second quarter of 2012, BancTrust will have $25.000 million in FHLB advances mature and, if its liquidity allows, BancTrust management does not intend to replace these funds with similar non-core funding sources. At March 31, 2012, BancTrust had no brokered time deposits other than $35.446 million of CDARS brokered time deposits, which it considers core deposits, compared to $35.145 million of CDARS time deposits at December 31, 2011.

The table below shows the breakdown of deposits at March 31, 2012 and December 31, 2011.

(Dollars In thousands)	March 31, 2012	December 31, 2011
Non-Interest-Bearing Demand Deposits	$269,663	$257,169
Interest-Bearing Demand Deposits	556,808	558,199
Savings Deposits	142,124	136,281
Large Denomination Time Deposits (of $100 or more)	427,809	447,792
Other Time Deposits	395,052	412,232

Total Deposits	$1,791,456	$1,811,673

Total deposits at year-end 2011 decreased $53.132 million, or 2.9 percent, from year-end 2010. Comparing 2011 to 2010, interest-bearing checking accounts increased $20.012 million, savings accounts decreased $5.457 million, money market accounts increased $33.181 million, time deposits $100,000 and over decreased $80.864 million and other time deposits decreased $52.470 million. The decreases in the two time deposit categories are a result of BancTrust paying off $26.677 million in brokered deposits and BancTrust’s efforts to lower its cost of funds by offering lower rates on deposits in these categories. Average deposits increased from $1.773 billion in 2010 to $1.856 billion in 2011. All deposit categories experienced growth in average balances. BancTrust does not promote deposit growth through aggressive rate campaigns, but rather relies on superior customer service and products to retain existing customers and attract new ones.

BancTrust defines core deposits as total deposits less certificates of deposit of $100,000 or more. Core deposits, as a percentage of total deposits, represented 75.3 percent and 71.6 percent at year-end 2011 and 2010, respectively. However, a significant amount of BancTrust’s certificates of deposit, which are defined in the industry as non-core, are held by long-time customers. These deposits are classified by the regulatory agencies as non-core because the amounts exceed $100,000. While BancTrust’s primary deposit-taking emphasis focuses on attracting and retaining core deposits from customers who will also use its other products and services, BancTrust has from time to time found it necessary to use non-core funding sources such as large certificates of deposit and other borrowed funds. This has not been the case in recent years, and BancTrust does not currently need to access additional non-core funding sources such as brokered deposits, because internally generated funds are supplying its liquidity needs. During 2011, BancTrust paid off $22 million of its FHLB borrowings and all $26.698 million of its brokered deposits.

The following table reflects maturities of time deposits of $100,000 or more at December 31, 2011. Deposits of $447.8 million in this category represented 24.7 percent of total deposits at year-end 2011, compared to $528.7 million representing 28.3 percent of total deposits at year-end 2010.

At December 31, 2011
Under 3 Months	3-6 Months	7-12 Months	Over 12 Months	Total
(Dollars in thousands)
$167,898	$91,161	$119,819	$68,914	$447,792

Federal Home Loan Bank Advances, Short-Term Debt and Long-Term Debt

As of March 31, 2012, BancTrust’s debt consisted of advances from the FHLB of $35.577 million, the $20.000 million Silverton Note, $34.021 million in junior subordinated notes issued by BancTrust to statutory trust subsidiaries in connection with offerings of trust preferred securities, and $878 thousand of other long-term debt. All other amounts are relatively unchanged from December 31, 2011.

Short-Term Borrowings

At March 31, 2012, the only short-term borrowing BancTrust had was the Silverton Note, which is secured by the stock of BankTrust. In 2007, BancTrust obtained a $38 million three-year term loan which it used to finance a portion of the purchase price for a significant acquisition. In December 2008, BancTrust prepaid $18 million of the loan, leaving a $20 million outstanding principal balance. The lender has, at BancTrust management’s request, agreed several times to extend the maturity and alter the repayment schedule of this loan. The FDIC, as receiver for Silverton Bank, N.A., is the holder of the loan. On March 28, 2012, BancTrust entered into an agreement to again modify the terms of the Silverton Note. The modification relieved BancTrust from having to make any principal payments under the note prior to maturity, which is April 16, 2013 or such earlier date as BancTrust completes a merger, consolidation, sale of substantially all of BancTrust’s assets or a similar transaction. This modification also increased the interest rate on the loan from one-month LIBOR plus 5 percent to one-month LIBOR plus 7 percent; however, it fixed the amount of quarterly interest payments that BancTrust is required to make until maturity of the loan at $270,000 each. Accrued but unpaid interest, which will include the difference between quarterly interest accruals and the fixed quarterly payments, together with a fee of $200,000, is to be paid to the lender upon maturity of the note. The modification also required BancTrust to establish an escrow account with the lender in the amount of $1,080,000 to fund the first four quarterly payments following the execution and delivery of the modification of the loan documents. BancTrust made the quarterly interest payment due April 15, 2012 and deposited the funds to an escrow account for the remaining three interest payments due before the maturity of the note. There is currently no default under any of the terms of this loan. To be able to repay this loan, BancTrust management believes that BancTrust must either raise additional capital or complete a strategic merger. Any further renewal or extension of the Silverton Note would require FDIC approval. In addition, BancTrust is currently required to obtain approval from the Federal Reserve Bank of Atlanta prior to incurring additional debt or modifying or refinancing the terms of existing debt.

BancTrust’s goal is to be in a net sold position overnight, and it has maintained this position for the last three years. BancTrust sold, on average, overnight funds of $83.6 million during 2011 while average short-term borrowings were $20.0 million. BancTrust did not access its federal funds lines in 2011 or 2010 and accessed these lines only one day in 2009.

	2011			2010			2009
	Maximum Month- End Balance	Average Balance During Year	Weighted- Average Interest Rate	Maximum Month- End Balance	Average Balance During Year	Weighted- Average Interest Rate	Maximum Month- End Balance	Average Balance During Year	Weighted- Average Interest Rate
	(Dollars in thousands)
Federal funds purchased	$0	$0	0.00%	$0	$0	0.00%	$0	$27	0.76%
Silverton Note	20,000	20,000	4.91	20,000	20,000	5.13	20,000	20,005	5.07

Total short-term borrowings		$20,000	4.91%		$20,000	5.13%		$20,032	5.07%

FHLB Advances and Long-term Debt

BancTrust uses FHLB advances as an alternative to other funding sources with similar maturities. FHLB advances are flexible and allow BancTrust to quickly obtain funding with the mix of maturities and rates that best suits its overall asset/liability management strategy. BancTrust did not access this source of funds in 2011. BancTrust’s FHLB advances totaled $35.648 million at December 31, 2011, compared to $57.917 million as of December 31, 2010. BancTrust uses its long-term FHLB advances primarily to fund loan originations. In the past, BancTrust replaced most of its maturing FHLB advances with new advances. BancTrust had one FHLB advance mature in 2011, which it did not replace.

All of BancTrust’s outstanding FHLB advances at December 31, 2011 had fixed interest rates. Note 11 to the accompanying audited consolidated financial statements of BancTrust sets forth additional information relating to outstanding balances, scheduled maturities and rates of BancTrust’s FHLB advances.

In 2003, BancTrust increased its long-term borrowings by issuing a note payable to its wholly owned statutory trust subsidiary, BancTrust Financial (AL) Statutory Trust I, which is referred to as the Trust, which the

Trust purchased with the $18 million proceeds of trust preferred securities it sold to investors. The note payable matures in March 2034. BancTrust is required to pay interest on the note to the Trust, and the Trust pays dividends on the trust preferred securities quarterly. The interest rate BancTrust and the Trust pay is reset quarterly at Three-Month LIBOR plus 290 basis points. BancTrust used the proceeds from the note payable to finance a portion of the purchase price for an acquisition it completed in 2003. BancTrust has had the option to repay all or part of the note payable since December 2008.

In 2006, BancTrust again increased its long-term borrowings by issuing a note payable to its wholly owned statutory trust subsidiary, BancTrust Financial Group (AL) Statutory Trust #2, which is referred to as Trust II, which Trust II purchased with the $15 million proceeds of trust preferred securities it sold to an investor. The note payable matures in 2037. BancTrust pays interest on the note to Trust II, and Trust II pays dividends on the trust preferred securities quarterly. The interest rate BancTrust and Trust II pay is reset quarterly at Three-Month LIBOR plus 164 basis points. BancTrust used $7.5 million of the proceeds from the note payable to repay a bank loan. The remainder was used for general corporate purposes. BancTrust has had the option to repay all or part of this note payable since February 1, 2012.

BancTrust management determined that it was in the best interests of BancTrust and its shareholders to defer future interest payments on BancTrust’s two outstanding series of trust preferred securities. This deferral is permitted under the applicable indenture for each series of trust preferred securities for up to five years without penalty or default. This action was intended to assist BancTrust in maintaining its well-capitalized status while it explores strategic alternatives to recapitalize itself.

Contractual Obligations

The following table presents information about BancTrust’s contractual obligations at December 31, 2011.

	One Year or Less	Over One to Three Years	Four to Five Years	More Than Five Years	Total
	(Dollars in thousands)
FHLB advances and long-term debt(1)	$25,000	$2,198	$6,929	$36,412	$70,539
Operating leases	627	1,879	1,967	6,191	10,664
Tax contingencies	612	223	90	0	925
Contributions to pension plan	1,080	0	0	0	1,080
Certificates of deposit	727,866	102,608	18,520	11,030	860,024

Total	$755,185	$106,908	$127,506	$53,633	$943,232

(1)	Refer to Note 11 in the accompanying audited consolidated financial statements of BancTrust for additional information about these obligations, including certain redemption features.

Off-Balance Sheet Arrangements

BancTrust, as part of its ongoing operations, issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by BancTrust generally to guarantee the performance of a customer to a third party. A financial standby letter of credit is a commitment by BancTrust to guarantee a customer’s repayment of an outstanding loan or financial obligation. In a performance standby letter of credit, BancTrust guarantees a customer’s performance under a contractual non-financial obligation for which it receives a fee. BancTrust has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the life of the standby letter of credit. At March 31, 2012, BancTrust had standby letters of credit outstanding with maturities ranging from less than one year to three years. The maximum potential amount of future payments BancTrust could be required to make under its standby letters of credit at March 31, 2012 was $19.079 million and was

$19.194 million at December 31, 2011, and those sums represent BancTrust’s maximum credit risk under these arrangements. BancTrust had $191 thousand and $192 thousand at March 31, 2012 and December 31, 2011, respectively, of liabilities associated with standby letter of credit agreements. BancTrust holds collateral to support standby letters of credit when deemed necessary. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial property.

The following table presents information about BancTrust’s off-balance sheet arrangements at December 31, 2011.

	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
	(Dollars in thousands)
Lines of credit — unused	$170,327	$30,873	$5,518	$206,718
Standby letters of credit	13,799	5,395	0	19,194

Total	$184,126	$36,268	$5,518	$225,912

Asset/Liability Management

The purpose of asset/liability management is to maximize return while minimizing risk. Maximizing return means achieving or exceeding BancTrust management’s profitability and growth goals. Minimizing risk means managing four key risk factors: (1) liquidity; (2) interest rate sensitivity; (3) capital adequacy; and (4) asset quality. BancTrust’s asset/liability management involves a comprehensive approach to Statement of Condition management that meets the risk and return criteria established by BancTrust management and the board of directors. BancTrust management does not typically use derivative financial instruments as part of the asset/liability management process.

BancTrust’s primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing the effects of changes in market rates of interest on operating results and asset and liability fair values. A key component of BancTrust’s interest rate risk management strategy is to manage and match the maturity and repricing characteristics of its assets and liabilities.

BancTrust management uses modeling techniques to simulate the effects various changes in market rates of interest would have on BancTrust’s interest income and on the fair values of BancTrust’s assets and liabilities. Important elements that affect the risk profile of BancTrust’s Statement of Condition in interest rate risk modeling include the mix of floating versus fixed rate assets and liabilities and the scheduled, as well as expected, repricing and maturing volumes and rates of assets and liabilities. Using the Interest Sensitivity Analysis, applying a scenario simulating a hypothetical 100 basis point rate increase applied to all interest-earning assets and interest-bearing liabilities at December 31, 2011, BancTrust management would expect a net increase in net interest income of $2.3 million for the year following the rate increase. Using a scenario simulating a hypothetical 100 basis point decrease, BancTrust management would expect a net decrease in net interest income of $5.5 million for the year following the rate decrease. These hypothetical examples are not a precise indicator of future events or of the actual effects such rate increases or decreases would have on BancTrust’s financial condition and operating results. Instead, they are reasonable estimates of the results anticipated if the assumptions used in the modeling techniques were to occur.

Interest Rate Sensitivity

BancTrust management attempts to maintain a proper balance between the growth of net interest revenue and the risks that might result from significant changes in interest rates in the market by monitoring BancTrust’s interest rate sensitivity. One tool for measurement of this risk is gap analysis, whereby the repricing of assets and liabilities is compared within certain time categories. By identifying mismatches in repricing opportunities within a time category, BancTrust management can identify interest rate risk. The interest sensitivity analysis presented in the table below is based on this type of gap analysis, which assumes that rates earned on interest-earning assets and rates paid on interest-bearing liabilities will move simultaneously in the same direction and to the same extent. However, the rates associated with these assets and liabilities typically change at different times and in varying amounts.

Changes in the composition of interest-earning assets and interest-bearing liabilities can increase or decrease net interest revenue without affecting interest rate sensitivity. The interest rate spread between assets and their corresponding liabilities can be significantly changed while the repricing interval for both remains unchanged, thus impacting net interest revenue. Over a period of time, net interest revenue can increase or decrease if one side of the Statement of Condition reprices before the other side. An interest sensitivity ratio of 100 percent (interest-earning assets divided by interest-bearing liabilities), which represents a matched interest rate sensitive position, does not guarantee maximum net interest revenue. BancTrust management evaluates several factors, including the general direction of interest rates, before making adjustments to earning assets. BancTrust management tries to determine the type of investment and the maturity needed to maximize net interest revenue while minimizing interest rate risk. BancTrust management may, from time to time, accept calculated risks associated with interest rate sensitivity in an attempt to maximize net interest revenue.

At December 31, 2011, BancTrust’s three-month gap position (interest-earning assets divided by interest-bearing liabilities) was 91 percent, and its twelve-month cumulative gap position was 72 percent. BancTrust’s three-month cumulative gap position was within the range established by BancTrust management as acceptable, but its one-year position was slightly out of the range. BancTrust’s three-month gap position indicates that, in a period of rising interest rates, each $0.91 of earning assets that reprice upward during the three months would be accompanied by $1.00 in interest-bearing liabilities repricing upward during the same period. Thus, under this scenario, net interest revenue could be expected to decrease during the three-month period of rising rates, as interest expense increases would exceed increases in interest income. Likewise, BancTrust’s twelve-month gap position indicates that each $0.72 of interest-earning assets that reprices upward during such period would be accompanied by upward repricing of $1.00 in interest-bearing liabilities resulting in a decrease in net interest revenue. In a period of falling rates, the opposite effect might occur. While certain categories of liabilities are contractually tied to interest rate movements, most, including deposits, are subject only to competitive pressures and do not necessarily reprice directly with changes in market rates. Because rates on liabilities are near historic lows, a further decrease in rates would probably not result in an increase in net interest revenue. BancTrust management has some flexibility when adjusting rates on these products. Therefore, the repricing of assets and liabilities would not necessarily take place at the same time and in corresponding amounts.

The following table summarizes BancTrust’s interest-sensitive assets and liabilities as of December 31, 2011. Adjustable rate loans are included in the period in which their interest rates are scheduled to adjust. Fixed rate loans are included in the periods in which they are anticipated to be repaid based on scheduled maturities. Expected cash flows for Collateralized Mortgage Obligations and Mortgage-Backed Securities are included in the period for which principal payments are scheduled or expected to be made. Non-amortizing investment securities are included in the period in which they are scheduled to mature. Fixed-rate certificates of deposit are presented according to contractual maturity dates and variable rate certificates of deposit are included in the period in which their interest rates are eligible for adjustment.

	December 31, 2011
	Interest Rate Sensitive Within (Cumulative)			Non-Interest Rate Sensitive Within 5 Years	Total
	3 Months	3-12 Months	1-5 Years
	(Dollars in thousands)
INTEREST-EARNING ASSETS
Loans and leases(1)	$594,870	$692,216	$1,140,755	$136,335	$1,277,090
Less unearned income	0	0	0	(41)	(41)
Less allowance for loan and lease losses	0	0	0	(42,156)	(42,156)

Net loans	594,870	692,216	1,140,755	94,138	1,234,893
Investment securities(2)	192,986	242,811	451,896	61,413	513,309
Interest-bearing deposits in other financial institutions	61,942	61,942	61,942	0	61,942

Total interest-earning assets	$849,798	$996,969	$1,654,593	$155,551	$1,810,144

INTEREST-BEARING LIABILITIES
Non-interest-bearing deposits	$0	$0	$0	$257,169	$257,169
Interest-bearing demand deposits	558,199	558,199	558,199	0	558,199
Savings deposits(3)	0	0	0	136,281	136,281
Large denomination time deposits	179,847	384,223	447,667	125	447,792
Other time deposits	139,110	355,510	411,774	458	412,232
Short-term borrowings	20,000	20,000	20,000	0	20,000
FHLB advances and long-term debt	34,021	59,021	68,148	2,391	70,539

Total interest-bearing liabilities	$931,177	$1,376,953	$1,505,788	$396,424	$1,902,212

Interest rate sensitivity gap	$(81,379)	$(379,984)	$148,805
Interest-earning assets/interest-bearing liabilities	.91	.72	1.10
Interest rate sensitivity gap/interest-earning assets	(.10)	(.38)	.09

(1)	Non-accrual loans are included in the “Non-Interest Rate Sensitive Within 5 Years” category.

(2)	Expected cash flows for Collateralized Mortgage Obligations and Mortgage-Backed Securities are included in the period for which principal payments are scheduled or expected to be made.

(3)	Savings accounts are included in the “Non-Interest Rate Sensitive Within 5 Years” category. In BancTrust management’s opinion, these liabilities do not reprice in the same proportions as interest rate-sensitive assets, as they are not responsive to general interest rate changes in the economy.

Liquidity

Liquidity represents the ability of a bank to meet its funding needs with its available sources of funds. It represents BancTrust’s ability to meet loan commitments as well as deposit withdrawals. Liquidity is derived from both the asset side and the liability side of the Statement of Condition. On the asset side, liquidity is provided by marketable investment securities, maturing loans, interest-bearing deposits, federal funds sold and cash and cash equivalents. On the liability side, liquidity is provided by a stable base of core deposits. Liquid assets (cash and cash items, interest-bearing deposits in other financial institutions, federal funds sold and securities available for sale, excluding pledged assets) totaled $361.244 million at March 31, 2012, relatively unchanged from $363.024 million at December 31, 2011. BancTrust management believes that in the current economic environment it is very important to maintain a high level of liquidity. As a result, liquid assets represented 17.98 percent of total assets at March 31, 2012, and 17.86 percent at December 31, 2011. The net change in cash and cash equivalents for the three-month period ended March 31, 2012 was a decrease of $6.294 million, or 16.6 percent. Cash includes currency on hand and demand deposits with other financial institutions. Cash equivalents are defined as short-term and highly liquid investments, which are readily convertible to known amounts of cash and so near maturity that there is no significant risk of changes in value due to changes in interest rates. BancTrust had available unused federal fund lines of credit and FHLB lines of credit totaling approximately $47.663 million at March 31, 2012, and these lines constitute one element of BancTrust’s liquidity management plan. BancTrust has not borrowed federal funds in 2012 and did not borrow federal funds in 2011 or 2010.

BancTrust’s liquidity, on an unconsolidated basis, is dependent on the holding company’s ability to pay its commitments as they come due. BancTrust’s most significant recurring commitments consist of interest payments on debt obligations, dividends on the BancTrust TARP preferred stock held by Treasury and operating costs. BancTrust typically relies on dividends from BankTrust to fund these payments. BancTrust has no cash or liquidity available to it other than dividends from BankTrust. BankTrust is currently unable to pay dividends without regulatory approval. In addition, BancTrust is unable to declare dividends on the BancTrust TARP preferred stock held by Treasury without prior approval from the Federal Reserve Bank of Atlanta. BankTrust requested and received permission to pay dividends in the amount of $2.1 million to BancTrust in 2011, and BancTrust had, through the first quarter of 2012, been able to obtain Federal Reserve approval for the declaration of dividends on the BancTrust TARP preferred stock held by Treasury. However, on March 21, 2012, BancTrust management announced that it determined that it was in the best interests of BancTrust and its shareholders to defer future interest payments on BancTrust’s two outstanding series of trust preferred securities. This deferral is permitted under the applicable indentures for both series of trust preferred securities for up to five years without penalty or default. In May 2012, BancTrust also ceased to declare and make dividend payments on the BancTrust TARP preferred stock held by Treasury. This is also a permitted deferral. BancTrust has $1,080,000 in quarterly interest payments due over the next approximately 12 months on its $20 million Silverton Note to the FDIC as Receiver for Silverton Bank, N.A. BancTrust obtained the necessary regulatory approvals to enable a dividend from BankTrust to the holding company to allow the holding company to establish an escrow reserve to fund these payments. This loan matures in April 2013. To be able to repay this loan, BancTrust management believes that BancTrust must either raise additional capital or complete a strategic merger.

At December 31, 2011, cash flows from operating activities provided $34.066 million in 2011, compared to $22.918 million provided in 2010 and $1.674 million used in 2009.

At December 31, 2011, net cash from investing activities provided $55.185 million in 2011, primarily as a result of the decrease in interest-bearing deposits and loans. Net cash used in investing activities was $242.999 million in 2010 primarily as a result of the increase in interest-bearing deposits and securities available for sale. Net cash provided by investing activities was $8.748 million in 2009.

At December 31, 2011, net cash used in financing activities was $77.192 million in 2011, primarily as a result of the decrease in deposits of $53.132 million. Net cash provided by financing activities was $208.646 million in 2010 due primarily to the increase in deposits of $211.370 million. Net cash used in financing activities was $12.480 million in 2009, due primarily to the decrease in deposits of $9.042 million.

The net increase in cash and cash equivalents was $12.059 million in 2011, compared to a net decrease of $11.435 million in 2010 and a net decrease of $5.406 million in 2009.

Capital Resources

BancTrust’s shareholders’ equity as a percentage of total assets at March 31, 2012 was 5.61 percent, relatively unchanged from 5.62 percent at December 31, 2011. Tangible shareholders’ equity (shareholders’ equity less goodwill and other intangible assets) was $110.763 million at December 31, 2011, compared to $159.298 million at December 31, 2010 and $156.971 million at December 31, 2009. The decrease in 2011 was caused by BancTrust’s net loss of $47.846 million and other comprehensive loss of $40 thousand. At year-end 2011, BancTrust’s Tier 1 capital ratio was 10.48 percent, a decrease from 12.71 percent at year-end 2010, due primarily to its net loss in 2011.

BancTrust’s Tier 1 capital was $149.492 million at March 31, 2012 and $149.248 million at December 31, 2011. BancTrust’s Tier 2 capital consists of the allowable portion of the allowance for loan losses, which was $17.828 million at March 31, 2012 and $18.100 million at December 31, 2011. Total capital, which is Tier 1 capital plus Tier 2 capital, was $167.320 million at March 31, 2012, and $167.348 million at December 31, 2011. BancTrust’s consolidated Tier 1 and total capital ratios, expressed as a percentage of total risk-weighted assets, were 10.67 percent and 11.94 percent, respectively, at March 31, 2012, and 10.48 percent and 11.75 percent, respectively, at December 31, 2011. Both the March 31, 2012 and December 31, 2011 ratios exceed the minimum ratios of four percent and eight percent for Tier 1 and total capital, respectively, required by BancTrust’s regulators.

BancTrust management closely monitors the adequacy of regulatory capital and strives to maintain adequate capital at BankTrust and on a consolidated basis. At March 31, 2012, BankTrust was considered “well capitalized” by regulatory definitions. BankTrust has assured its regulators that it intends to maintain a Tier 1 leverage capital ratio of not less than 8.00 percent and to maintain its Tier 1 risk-based capital ratio and total risk-based capital ratios at “well-capitalized” levels, which are 6.00 percent and 10.00 percent, respectively. At March 31, 2012, BankTrust’s capital ratios exceeded all three of these target ratios with a Tier 1 leverage capital ratio of 8.56 percent, a Tier 1 Capital to risk-weighted assets ratio of 12.26 percent and a total capital to risk-weighted assets ratio of 13.53 percent.

The components of BancTrust’s risk-based capital calculations at March 31, 2012, December 31, 2011 and December 31, 2010 are shown below:

	December 31,		March 31,
	2011	2010	2012
	(Dollars in thousands)
Tier 1 capital—
Preferred stock	$48,730	$48,140	$48,884
Tangible common shareholders’ equity	67,518	115,530	67,608
Payable to business trust	33,000	33,000	33,000

Total Tier 1 capital	$149,248	$196,670	$149,492

Tier 2 capital—
Allowable portion of the allowance for loan losses	$18,100	$19,670	$17,828

Total capital (Tier 1 and Tier 2)	$167,348	$216,340	$167,320

Risk-adjusted assets	$1,423,980	$1,547,666	$1,400,991
Quarterly average assets	2,092,542	2,158,574	2,007,114
Risk-based capital ratios:
Tier 1 capital	10.48%	12.71%	10.67%
Total capital (Tier 1 and Tier 2)	11.75%	13.98%	11.94%
Minimum risk-based capital guidelines:
Tier 1 capital	4.00%	4.00%	4.00%
Total capital (Tier 1 and Tier 2)	8.00%	8.00%	8.00%
Tier 1 leverage ratio	7.13%	9.11%	7.45%

On November 10, 2010, BancTrust entered into a Standby Equity Distribution Agreement, which is referred to as the Standby Agreement, with YA Global Master SPV Ltd., which is referred to as YA Global, a fund managed by Yorkville Advisors, LLC. Pursuant to the Standby Agreement, YA Global agreed to purchase up to $15 million of newly issued common stock of BancTrust in increments of not more than $250 thousand weekly if notified to do so by BancTrust in accordance with the terms and conditions of the Standby Agreement. During 2011, BancTrust raised $705 thousand, net of issuance costs, through the sale of 296,550 shares of BancTrust’s common stock to YA Global pursuant to the Standby Agreement. The weighted average price per share issued was $2.53. All of the sales of shares of BancTrust’s common stock to YA Global pursuant to the Standby Agreement occurred during the first quarter of 2011. Once BancTrust engaged KBW to assist it in its renewed effort to raise private capital, BancTrust elected not to request additional stock purchases from YA Global because there was a risk that KBW and/or YA Global might have possessed material nonpublic information. BancTrust terminated the Standby Agreement on May 28, 2012.

In the fourth quarter of 2008, BancTrust applied to participate in the Capital Purchase Program of the Troubled Asset Relief Program and was approved to issue the BancTrust TARP preferred stock to Treasury. BancTrust completed the sale of $50 million in preferred shares to the United States Treasury on December 19, 2008. The preferred shares pay a cumulative annual dividend at the rate of 5 percent for the first five years. The dividend will increase to 9 percent after five years if the preferred shares have not been redeemed by BancTrust. In conjunction with the issuance of the preferred shares, BancTrust issued Treasury a warrant to purchase up to 730,994 shares of BancTrust common stock at $10.26 per share, which would represent an aggregate investment, if fully exercised of approximately $7.5 million in BancTrust common stock, or 15 percent of the investment in preferred stock. BancTrust’s participation resulted in the imposition of certain restrictions, including limits on executive compensation.

Under the Capital Purchase Program, BancTrust’s ability to purchase, redeem or otherwise acquire for consideration its common stock or trust preferred securities of its affiliates is restricted until the earlier of (1) the third anniversary of the issuance of the BancTrust TARP preferred stock and (2) the date on which BancTrust has redeemed all of the preferred stock or Treasury has transferred all of the preferred stock to third parties; provided, however, that certain restrictions persist for any period when there are accrued and unpaid dividends on the preferred stock outstanding.

BancTrust did not declare a dividend on its common stock in the first three months of 2012. During the first quarter of 2012, BancTrust determined that it would cease paying dividends on the BancTrust TARP preferred stock for the near future. Until the BancTrust TARP preferred stock dividends are brought current, BancTrust may not declare a dividend on BancTrust common stock. If the dividend on the BancTrust TARP preferred stock is not paid for an aggregate of six dividend periods (six fiscal quarters), whether or not consecutive, the number of directors on BancTrust’s board of directors automatically increases by two, and Treasury, the holder of the BancTrust TARP preferred stock, will elect two new directors to the Board of Directors. The directors elected by the Treasury will continue to serve until all accrued and unpaid dividends on the preferred stock are paid.

BancTrust management determined that it was in the best interests of BancTrust and its shareholders to defer future interest payments on its two outstanding series of trust preferred securities. Under the terms of the subordinated debentures, BancTrust’s deferral of interest payments for up to 20 consecutive quarters (through the first quarter of 2016) does not constitute an event of default under the applicable indentures for both series of trust preferred securities. This action was intended to assist BancTrust in maintaining its well-capitalized status while it explores strategic alternatives to recapitalize itself.

In December 2003, BancTrust formed the Trust. The Trust issued $18.0 million of trust preferred securities guaranteed by BancTrust on a junior subordinated basis. BancTrust obtained the proceeds from the Trust’s sale of trust preferred securities by issuing junior subordinated debentures to the Trust and used the proceeds to partially finance the purchase price of CommerceSouth, Inc. In December 2006, BancTrust formed Trust II. Trust II issued $15.0 million of trust preferred securities guaranteed by BancTrust on a junior subordinated basis.

BancTrust obtained the proceeds from Trust II’s sale of trust preferred securities by issuing junior subordinated debentures to Trust II and used the proceeds to repay $7.5 million of long-term debt and for general corporate purposes. Under GAAP, both the Trust and Trust II must be deconsolidated with BancTrust for accounting purposes. As a result of this accounting pronouncement, the Federal Reserve Board adopted changes to its capital rules with respect to the regulatory capital treatment afforded to trust preferred securities. The Federal Reserve Board’s rules permit qualified trust preferred securities and other restricted capital elements to be included as Tier 1 capital up to 25 percent of core capital. BancTrust management believes that BancTrust’s trust preferred securities qualify under these revised regulatory capital rules and expects that BancTrust will continue to treat its $33.0 million of trust preferred securities as Tier 1 capital. For regulatory purposes, the trust preferred securities are added to BancTrust’s tangible common shareholders’ equity to calculate Tier 1 capital.

Results of Operations

Net Income

BancTrust recorded a net loss to common shareholders of $142 thousand, or $0.01 per basic and diluted common share, during the first quarter of 2012, compared to net income to common shareholders in the first quarter of 2011 of $251 thousand, or $0.01 per basic and diluted common share. Net income before the preferred stock dividend was $636 thousand in the first quarter of 2012, compared to net income before the preferred dividend of $1.020 million in the first quarter of 2011.

Net Interest Revenue

Net interest revenue, the difference between amounts earned on interest-earning assets and the amounts paid on interest-bearing liabilities, is the most significant component of earnings for a financial institution. Major factors influencing net interest revenue are changes in interest rates, changes in the volume of assets and liabilities and changes in the asset/liability mix. Presented in the following table is an analysis of net interest revenue, weighted-average yields on interest-earning assets and weighted-average rates paid on interest-bearing liabilities for the past two years.

	2011			2010
	Average Amount Outstanding	Average Rate	Interest Earned/ Paid	Average Amount Outstanding	Average Rate	Interest Earned/ Paid
	(Dollars in thousands)
Interest-earning assets:
Taxable securities	$512,223	2.55%	$13,063	$328,163	3.21%	$10,522
Non-taxable securities	1,900	4.68	89	4,681	4.68	219

Total securities	514,123	2.56	13,152	332,844	3.23	10,741
Loans and leases(1)	1,333,074	5.04	67,157	1,423,131	5.14	73,079
Interest-bearing deposits	83,606	0.25	211	109,222	0.23	256

Total interest-earning assets	1,930,803	4.17	80,520	1,865,197	4.51	84,076

Non-interest-earning assets
Cash and due from banks	34,326			34,879
Premises and equipment, net	73,937			77,465
Other real estate owned, net	87,120			70,771
Other assets	55,907			63,806
Intangible assets, net	4,088			5,724
Allowance for loan and lease losses	(46,485)			(48,756)

Total	$2,139,696			$2,069,086

Interest-bearing liabilities:
Interest-bearing demand and savings deposits	$670,192	0.42%	$2,801	$626,704	0.54%	$3,395
Time deposits	935,598	1.36	12,742	921,479	1.84	16,960
Short-term borrowings	20,000	4.91	981	20,000	5.13	1,026
FHLB advances and long-term debt	81,107	2.20	1,787	92,938	2.46	2,290

Total interest-bearing liabilities	1,706,897	1.07	18,311	1,661,121	1.43	23,671

Non-interest-bearing liabilities
Non-interest bearing demand deposits	249,858			224,411
Other liabilities	15,782			16,730

	265,640			241,141

Shareholders’ equity	167,159			166,824

Total	$2,139,696			$2,069,086

Net interest revenue		3.10%	$62,209		3.08%	$60,405

Net yield on interest-earning assets		3.22%			3.24%
Tax equivalent adjustment		0.00			0.00

Net yield on interest-earning assets (tax equivalent)		3.22%			3.24%

(1)	Loans classified as non-accrual are included in the average volume classification. Net loan (costs) fees of $267 and $408 for the years ended 2011 and 2010, respectively, are included in the interest amounts for loans.

Quarterly average interest-earning assets decreased to $1.840 billion for the first quarter of 2012 from $1.958 billion in the first quarter of 2011, a decrease of $118.015 million, or 6.0 percent. This decrease was funded primarily by the decrease in deposits. BancTrust’s quarterly net interest margin was 3.30 percent for the first quarter of 2012, compared to 3.14 percent for the first quarter of 2011. Net interest revenue decreased by $93 thousand, or 0.6 percent, from the first quarter of 2011 to the first quarter of 2012. The increase in net interest margin was due primarily to BancTrust management’s efforts to reduce the cost of BancTrust’s interest-bearing liabilities. BancTrust management estimates that non-performing assets resulted in BancTrust’s net interest margin being approximately 40 basis points lower than it would have been if these assets had been earning interest. Interest rate cuts, response to future competitive deposit pricing pressures, or increases in BancTrust’s non-performing assets could have the effect of decreasing its margins.

Net interest margin is net interest revenue, on a tax equivalent basis, divided by total average interest-earning assets. This ratio is a measure of BancTrust management’s effectiveness in pricing interest-earning assets and funding them with both interest-bearing and non-interest-bearing liabilities. BancTrust’s net yield in 2011, on a tax equivalent basis, was 3.22 percent, compared to 3.24 percent in 2010 and 2.93 percent in 2009. In recent years, an increase in the amount of loans placed on non-accrual has reduced BancTrust’s net interest margin. The rapid decrease in interest rates beginning in the third quarter of 2008 was a contributing factor as well. The current high volume of non-performing assets as of December 31, 2011 reduced BancTrust’s net interest margin by approximately 47 to 49 basis points in 2011. Beginning in the second quarter of 2009, as BancTrust’s deposit base began to stabilize after the financial industry crisis in the fall of 2008, BancTrust began reducing the rates paid on its deposits. Also, as liquidity allowed, BancTrust increased the size of the investment portfolio beginning in 2009. These factors contributed heavily to an improvement in BancTrust’s net interest margin in 2010 and 2011, compared to 2009. In 2011, BancTrust continued to reduce the rates paid on deposits and increase the size of its investment portfolio while seeking to maintain sufficient liquidity. Additionally, BancTrust has been able to stabilize the yield of its loan portfolio as a result of negotiating higher rates or floors on renewing loans.

Further cuts in interest rates, while not likely, could erode BancTrust’s margin by limiting its ability to offset point for point asset yield reductions with liability costs. Further liability cost reductions will be limited by competition for deposits as well as the inability to aggressively lower deposit rates below the already near historic low levels in some categories. Increases in interest rates could decrease BancTrust’s net interest margin if it is unable to reprice its interest-earnings assets sooner, and to a greater extent, than its interest-bearing liabilities.

The following table presents an analysis of net interest revenue, weighted-average yields on interest-earnings assets and weighted-average yields on interest-bearing liabilities for the three months ended March 31, 2012 and 2011.

(Dollars in Thousands)	Three Months Ended March 31, 2012			Three Months Ended March 31, 2011
	Average Amount Outstanding	Average Rate	Interest Earned/ Paid	Average Amount Outstanding	Average Rate	Interest Earned/ Paid
Interest-earning assets:
Taxable securities	$491,301	2.26%	$2,758	$474,185	2.78%	$3,253
Non-taxable securities	1,312	4.49	15	2,401	4.90	29

Total securities	492,613	2.26	2,773	476,586	2.79	3,282
Loans and leases(1)	1,272,431	4.95	15,651	1,368,499	5.04	17,008
Interest-bearing deposits	75,156	0.20	37	113,130	0.26	72

Total interest-earning assets	1,840,200	4.03	18,461	1,958,215	4.22	20,362

Non-interest-earning assets
Cash and due from banks	34,506			35,668
Premises and equipment, net	71,022			75,242
Other real estate owned, net	57,397			83,566
Other assets	47,809			61,091
Intangible assets, net	3,440			4,530
Allowance for loan and leases losses	(43,967)			(49,367)

Total assets	$2,010,407			$2,168,945

Interest-bearing liabilities:
Interest-bearing demand deposits	$555,411	0.39%	$543	$526,221	0.45%	$586
Savings deposits	139,561	0.37	127	138,561	0.42	143
Time deposits	833,158	0.99	2,048	975,982	1.55	3,728
Short-term borrowings	20,000	5.09	253	20,000	5.07	250
FHLB advances and long-term debt	70,521	2.38	417	92,786	2.13	489

Total interest-bearing liabilities	1,618,651	0.84	3,388	1,753,550	1.20	5,196

Non-interest-bearing liabilities:
Non-interest-bearing demand deposits	261,887			235,098
Other liabilities	14,871			16,521

Total non-interest bearing liabilities	276,758			251,619

Common shareholders’ equity	66,215			115,586
Preferred stock	48,783			48,190

Shareholders’ equity	114,998			163,776

Total	$2,010,407			$2,168,945

Net interest revenue		3.19%	$15,073		3.02%	$15,166

Net yield on interest-earning assets		3.30%			3.14%
Tax equivalent adjustment		0.00			0.00

Net yield on interest-earning assets (tax equivalent)		3.30%			3.14%

(1)	Loans classified as non-accrual are included in the average volume classification. Net loan (costs) fees are included in the interest amounts for loans.

The following table reflects the changes in BancTrust’s sources of taxable-equivalent interest income and expense between 2011 and 2010. The variances resulting from changes in interest rates and the variances resulting from changes in volume are shown.

Tax-equivalent net interest revenue in 2011 was $1.745 million higher than in 2010, primarily caused by a $4.160 million decrease in rates earned on earning assets which was more than offset by a $5.468 million decrease in rates paid on deposits from 2010 to 2011.

	2011 Change From 2010
	Total Change	Increase (Decrease) Due to(1)
		Volume	Rate
	(Dollars in thousands)
Interest revenue:
Taxable securities	$2,541	$5,398	$(2,857)
Non-taxable securities	(189)	(189)	0

Total securities	2,352	5,209	(2,857)
Loans and leases	(5,922)	(4,603)	(1,319)
Deposits	(45)	(61)	16

Total	(3,615)	545	(4,160)

Interest expense:
Interest-bearing demand and savings deposits	(594)	191	(785)
Other time deposits	(4,218)	195	(4,413)
Short-term borrowings	(45)	0	(45)
FHLB advances and long-term debt	(503)	(278)	(225)
Total	(5,360)	108	(5,468)

Net interest revenue	$1,745	$437	$1,308

(1)	The change in interest revenue and expense due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amount of the change in each.

Non-Interest Revenue and Non-Interest Expense

Non-interest revenue was $5.440 million for the first quarter of 2012, an increase of $603 thousand from the first quarter of 2011. Net securities gains increased $818 thousand in the first quarter of 2012 compared to the same period in 2011. Service charges on deposit accounts decreased $45 thousand, or 2.9 percent, from $1.539 million for the first quarter of 2011 to $1.494 million for the same period in 2012. The volume of insufficient funds, which is referred to as the NSF, activity, fees for which are included in service charge income, has decreased. BancTrust management believes part of this decrease is due to customers more diligently monitoring their personal accounts and to the increased use of debit cards, which do not typically generate NSF fees. Debit card transactions for which BancTrust’s customers do not have available funds are declined at the point of sale instead of posting to the account and generating a NSF charge. BancTrust management expects this trend to continue in the foreseeable future, however, the decline seems to be moderating. Trust revenue in the first quarter of 2012 was $924 thousand compared to $1.045 million for the same period in 2011. Trust assets were $868.125 million at March 31, 2012 compared to $869.891 million at March 31, 2011.

Salary and employee benefit expense in the first quarter of 2012 was $6.885 million, a decrease of $312 thousand from the first quarter of 2011. Full time equivalent employees decreased from 546 at March 31, 2011 to 529 at March 31, 2012.

Net occupancy expense was $1.435 million in the first quarter of 2012, a decrease of $67 thousand from the same period in 2011. Furniture and equipment expense decreased by $65 thousand, or 7.3 percent, primarily as a result of decreased depreciation expense as some older assets were fully depreciated between the two periods as well as decreased maintenance cost. BancTrust operates in 49 branches.

Intangible amortization decreased to $226 thousand for the quarter ended March 31, 2012 from $292 thousand for the same period last year through amortization of BancTrust’s core deposit intangible on an accelerated basis.

Loss on OREO, which reflects both losses on the sale of and write-downs of OREO to its estimated fair value, in 2011 was $32.398 million compared to $2.193 million in 2010 and $11.789 million in 2009. These changes in loss on OREO were largely a result of declines in the carrying value of OREO. For further discussion of the accounting policies and changes in assumptions underlying this change in carrying value, refer to “Critical Accounting Policies and Estimates,” above. BancTrust recorded no loss on OREO in the first quarter of 2012, compared to $173 thousand in the first quarter of 2011. The write-downs of OREO in the fourth quarter of 2011 established lower carrying values reflective of market conditions. If real estate values decline, additional losses on OREO may occur in future periods. OREO carrying cost increased $104 thousand from $554 thousand in the first quarter of 2011 to $658 thousand in the first quarter of 2012. OREO carrying costs consist primarily of property taxes, insurance and maintenance.

A decrease in FDIC assessment of $904 thousand in 2011 compared to 2010 was realized because of the change by the FDIC in its method of calculating deposit insurance premiums. The increase in FDIC assessment in 2010 of $451 thousand reflects an increase in the FDIC insurance rates and higher deposit balances in 2010. FDIC assessments were $683 thousand for the quarter ended March 31, 2012, compared to $1.143 million for the same period in 2011, reflecting the change by the FDIC in the assessment base for FDIC insurance premiums from domestic deposits to average assets minus average tangible equity.

Early in 2012, BancTrust management ended its efforts to recapitalize BancTrust as an independent entity. This led to the expensing of $1.219 million of previously deferred costs associated with the capital raise in the fourth quarter of 2011 and $1.966 million in the first quarter of 2012. These deferred costs consist primarily of legal fees, accountant fees, loan analyst fees and travel costs.

Other expense was $2.430 million for the quarter ended March 31, 2012, a decrease of $125 thousand from the first quarter of 2011. Other expense includes items such as advertising, audit fees, director fees, insurance costs and stationery and supplies.

Income tax expense was $28 thousand for the first quarter of 2012, compared to income tax expense of $53 thousand for the same period in 2011. In 2011, BancTrust established a valuation allowance for the full amount of its deferred tax asset.

Trust revenue was $3.557 million in 2011 compared to $3.824 million in 2010. ATM interchange fees, the largest component of other income, charges and fees, increased $149 thousand in 2011 over 2010. Mortgage fee income was $1.199 million in 2011 compared to $1.386 million in 2010. Low mortgage rates have helped stimulate purchases and re-financing of existing homes in BancTrust’s markets; however, new regulations in the mortgage industry have made it harder to process and close transactions.

Gains on the sales of investment securities were $3.882 million in 2011 and $2.369 million in 2010. In the past two years BancTrust has sold investment securities in part to restructure BancTrust’s portfolio into securities issued by U.S. Government Agencies with lower risk weightings for capital adequacy purposes. BancTrust has taken gains in some securities to reinvest in longer average lives so that the average life in the portfolio will be maintained. The majority of investment securities BancTrust bought were mortgage-backed securities guaranteed by U.S. Government Agencies. BancTrust recorded an other-than-temporary impairment charge related to one security of $200 thousand in 2011 and $400 thousand in 2009.

	Year-Ended December 31,
	2011	‘2010
	(Dollars in thousands)
Non-Interest Revenue:
Service charges on deposit accounts	$6,226	$7,221
Trust revenue	3,557	3,824
Securities gains, net	3,682	2,369
Other income, charges and fees	6,959	6,990

Total	$20,424	$20,404

Non-interest expense, excluding loss on OREO, decreased $2.897 million, or 4.7 percent, in 2011 compared to 2010. Non-interest expense, excluding loss on OREO and goodwill impairment, decreased $5.446 million in 2010 compared to 2009. Salary and employee benefit expense decreased $313 thousand from 2010 to 2011. BancTrust management has reduced, through efforts to streamline and consolidate functions within BancTrust, the number of employees from 565 at year-end 2009 to 549 at year-end 2010 and to 540 at year-end 2011. Salaries for all employees were frozen for a portion of 2009 and 2010. Since the merger with Peoples was announced in mid-2007, BancTrust management has reduced approximately $6.5 million annually in salary and benefits expenses. Furniture and equipment and net occupancy expenses had a combined decrease of $436 thousand from 2010 to 2011 and $573 thousand from 2009 to 2010. Intangible amortization in 2011 decreased $1.082 million from 2010. The decrease in both years is a result of the amortization of BancTrust’s core deposit intangible on an accelerated basis.

Telephone and data line expense increased $139 thousand in 2011 compared to 2010. This increase is due primarily to costs associated to the relocation of BancTrust’s main office and Mobile operation center and also to an upgrade of its telephone system. Telephone and data line expense decreased $391 thousand in 2010 compared to 2009 as a result of the consolidation of telephone systems and certain operations. All other categories of non-interest expenses experienced decreases in 2011 compared to 2010. Legal fees remain elevated due primarily to costs associated with problem loan collection. OREO carrying cost, which includes property taxes, insurance and maintenance expenses, decreased from $3.4 million in 2009 to $2.0 million in 2010 and $1.9 million in 2011, despite the higher levels of OREO, because the 2009 amounts included some property taxes that were paid in arrears, and because BancTrust management was successful in its efforts to protest the amounts of some property tax assessments. Over the past three years, BancTrust management has achieved a decrease not only in personnel costs but also in other non-interest expense categories, including advertising, data processing and stationery and office supplies by consolidating certain functions, which increased efficiencies. While BancTrust management has accomplished most of its cost-reduction initiatives, BancTrust management’s efforts will have an on-going positive impact on non-interest expense. BancTrust management does anticipate some smaller additional savings from cost-reduction initiatives in 2012.

	Year-Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Non-Interest Expense:
Salaries	$21,524	$21,713	$22,681
Pension and other employee benefits	6,419	6,543	6,362
Furniture and equipment	3,454	4,102	4,241
Net occupancy	6,214	6,002	6,436
Intangible amortization	1,113	2,195	2,650
Goodwill impairment	0	0	97,367
Loss on other real estate	32,398	2,193	11,789
Loss on sale of other assets	(247)	298	382
ATM processing	976	1,248	1,306
FDIC assessments	3,206	4,110	4,561
Capital raise costs	1,219	0	0
Telephone and data line	1,895	1,756	2,147
Legal	1,269	1,731	1,588
Other real estate carrying cost	1,856	1,975	3,389
Other	9,717	9,839	11,215

Total	$91,013	$63,705	$176,114

Income Taxes

In 2011, BancTrust recorded income tax expense of $7.366 million as a result of its establishment of a valuation allowance for all of BancTrust’s deferred tax asset. Accounting standards require that BancTrust management establish a valuation allowance for its deferred tax asset if, based on the weight of available evidence, it is “more likely than not” that some portion or all of BancTrust’s deferred tax asset will not be realized. In making such judgment, significant weight is given to evidence that can be objectively verified. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. After weighing the positive and negative evidence, BancTrust management determined that the “more likely than not” standard had not been met as of December 31, 2011 and, accordingly, established a full valuation allowance for the net deferred tax asset.

In previous quarters, BancTrust management considered positive evidence such as BancTrust’s strong earnings history, BancTrust being “well capitalized” from a regulatory capital perspective, BancTrust’s problem assets being primarily located in a particular geographic region (Florida panhandle), BancTrust’s future expected taxable income exclusive of reversing temporary differences, the availability of taxable income in prior available carryback years, and certain tax planning strategies that would, if necessary, be implemented to generate taxable income. These tax planning strategies assumed the sale of certain assets with estimated fair values exceeding their respective tax basis amounts in accordance with BancTrust’s overall business plan. BancTrust management also considered negative evidence such as BancTrust’s cumulative most recent three-year loss position and the continued weakness in the economy nationally, including in the markets in which BancTrust operates. At each quarter end previous to December 2011, BancTrust management determined that there existed a preponderance of positive evidence and that it was more likely than not that all of BancTrust’s deferred tax asset would be realized and, therefore, a valuation allowance was not required. However, in performing its analysis for the quarter ended December 31, 2011, BancTrust management determined that the negative evidence outweighed the positive evidence based on the net loss experienced during the quarter. Accordingly, BancTrust established a valuation allowance of $23.671 million to reduce the net deferred tax asset to zero. If BancTrust’s profitability returns and continues to a point that is considered sustainable, some or all of the valuation allowance may be reversed. The timing of the reversal of the valuation allowance is dependent upon an assessment of future events and will necessarily be based on the circumstances that exist at that future date.

Inflation and Other Issues

Because BancTrust’s assets and liabilities are primarily monetary in nature, the effect of inflation on its assets is less significant compared to most commercial and industrial companies. However, inflation does have an impact on the growth of total assets in the banking industry and the resulting need to increase capital at higher than normal rates in order to maintain an appropriate equity-to-assets ratio. Inflation also has a significant effect on other expenses, which tend to rise during periods of general inflation. Notwithstanding these effects of inflation, BancTrust management believes BancTrust’s financial results are influenced more by BancTrust management’s ability to react to changes in interest rates than by inflation.

Except as discussed in this Management’s Discussion and Analysis, BancTrust management is not aware of trends, events or uncertainties that will have or that are reasonably likely to have a material adverse effect on the liquidity, capital resources or operations of BancTrust. Except as discussed in this Management’s Discussion and Analysis, BancTrust management is not aware of any current recommendations by regulatory authorities which, if they were implemented, would have such an effect.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk Management

BancTrust minimizes risk by managing four key risk factors: (1) liquidity; (2) interest rate sensitivity; (3) capital adequacy; and (4) asset quality. BancTrust’s primary market risk is its exposure to interest rate changes. Interest rate risk management strategies are designed to optimize net interest income while minimizing the effects of changes in market rates of interest on operating results and asset and liability fair values. A key component of BancTrust’s interest rate risk management strategy is to manage and match the maturity and repricing characteristics of its assets and liabilities. BancTrust’s market risk and strategies for market risk management are more fully described in its 2011 Annual Report on Form 10-K. There have been no changes in the assumptions used in monitoring interest rate risk as of March 31, 2012. Through March 31, 2012, BancTrust management has not utilized derivatives as a part of this process, but it may do so in the future.

LEGAL MATTERS

The validity of the Trustmark common stock to be issued in connection with the merger will be passed upon for Trustmark by Wachtell, Lipton, Rosen & Katz, New York, New York. Certain tax matters will also be passed upon for Trustmark by Wachtell, Lipton, Rosen & Katz, New York, New York and for BancTrust by DLA Piper LLP (US), Washington, D.C.

EXPERTS

The consolidated financial statements of Trustmark and its subsidiaries as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2011 have been incorporated by reference in this proxy statement/prospectus in reliance upon the reports of KPMG LLP, independent registered accounting firm, appearing elsewhere incorporated by reference herein, and upon the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of BancTrust and its subsidiaries, as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, included in this proxy statement/prospectus have been included in reliance on the report of Dixon Hughes Goodman LLP, an independent registered public accounting firm, and on the authority of said firm as experts in accounting and auditing.

OTHER MATTERS

No matters other than the matters described in this proxy statement/prospectus are anticipated to be presented for action at the BancTrust special meeting or at any adjournment or postponement of the BancTrust special meeting.

BANCTRUST 2012 ANNUAL MEETING

BancTrust will hold a 2012 annual meeting of shareholders only if the merger is not completed. Set forth below is information relevant to BancTrust’s 2012 annual meeting of shareholders.

Under SEC rules, holders of common stock who wish to make a proposal to be included in BancTrust’s proxy statement and proxy card for BancTrust’s 2012 annual meeting of shareholders (if this meeting is held) must have caused such proposal to have been received by BancTrust at its principal executive offices not later than December 13, 2011 if the 2012 annual meeting of shareholders is held within 30 days of May 26, 2012. If the 2012 annual meeting of shareholders is held on a day that is more than 30 days from May 26, 2012, such proposal must be received a reasonable time in advance of BancTrust’s printing and mailing of its proxy statement. BancTrust shareholders submitting proposals for inclusion in the proxy statement and proxy card must comply with the proxy rules under the Exchange Act.

WHERE YOU CAN FIND MORE INFORMATION

Trustmark has filed with the SEC a registration statement under the Securities Act that registers the distribution to BancTrust shareholders of the shares of Trustmark common stock to be issued in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of Trustmark in addition to being a proxy statement for BancTrust shareholders. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Trustmark and Trustmark common stock.

Trustmark and BancTrust also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like Trustmark and BancTrust, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by Trustmark with the SEC are also available at Trustmark’s website at http://www.trustmark.com. The reports and other information filed by BancTrust with the SEC are also available at BancTrust’s website at http://www.banktrustonline.com. We have included the web addresses of the SEC, Trustmark and BancTrust as inactive textual references only. Except as specifically incorporated by reference into this proxy statement/prospectus, information on those websites is not part of this proxy statement/prospectus.

The SEC allows Trustmark to incorporate by reference information in this proxy statement/prospectus. This means that Trustmark can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information that is included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Trustmark previously filed with the SEC. They contain important information about Trustmark and its financial condition.

Trustmark SEC Filings (SEC File No. 000-03683; CIK No. 0000036146)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2011

Proxy Statement on Schedule 14A	March 30, 2012

Quarterly Reports on Form 10-Q	Quarter ended March 31, 2012

Current Reports on Form 8-K	March 9, 2012, March 19, 2012, May 10, 2012, May 29, 2012, June 1, 2012 and June 27, 2012

The description of Trustmark common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions	Registration Statement on Form S-4 filed on February 6, 2012

In addition, Trustmark also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the BancTrust special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

Trustmark has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Trustmark, as well as all pro forma financial information, and BancTrust has supplied all information relating to BancTrust.

Documents incorporated by reference are available from Trustmark without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement/prospectus. You can obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from Trustmark at the following address:

Trustmark Corporation

Louis E. Greer

Treasurer and Principal Financial Officer

248 East Capitol Street

Jackson, Mississippi  39201

(601) 208-5111

BancTrust shareholders requesting documents must do so by September 18, 2012 to receive them before the BancTrust special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from Trustmark, Trustmark will mail them to you by first class mail, or another equally prompt means, within one business day after it receives your request.

If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus or need help voting your shares of BancTrust common stock, please contact Morrow & Co., LLC, BancTrust’s proxy solicitor:

Morrow & Co., LLC

470 West Ave

Stamford, CT  06902

Banks and Brokers please call: (203) 658-9400

Shareholders please call: (877) 780-4190

Neither Trustmark nor BancTrust has authorized anyone to give any information or make any representation about the merger or our companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

BancTrust Financial Group, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Condition

(Dollars and shares in thousands, except per share amounts)	March 31, 2012	December 31, 2011
ASSETS
Cash and Due from Banks	$31,617	$37,911
Interest-Bearing Deposits in Other Financial Institutions	103,855	61,942
Securities Available for Sale, at Fair Value	479,497	517,213
Loans Held for Sale	2,465	2,021

Loans and Leases	1,254,025	1,275,028
Allowance for Loan and Lease Losses	(43,085)	(42,156)

Loans and Leases, Net	1,210,940	1,232,872

Premises and Equipment, Net	70,543	71,298
Accrued Income Receivable	6,060	6,227
Other Intangible Assets	3,293	3,519
Cash Surrender Value of Life Insurance	17,761	17,654
Other Real Estate Owned	60,765	57,387
Other Assets	21,971	23,833

Total Assets	$2,008,767	$2,031,877

LIABILITIES
Non-Interest-Bearing Demand Deposits	$269,663	$257,169
Interest-Bearing Demand Deposits	556,808	558,199
Savings Deposits	142,124	136,281
Large Denomination Time Deposits (of $100 or more)	427,809	447,792
Other Time Deposits	395,052	412,232

Total Deposits	1,791,456	1,811,673
Short-Term Borrowings	20,000	20,000
Federal Home Loan Bank Advances and Long-Term Debt	70,476	70,539
Other Liabilities	14,202	15,383

Total Liabilities	1,896,134	1,917,595

SHAREHOLDERS’ EQUITY
Preferred Stock – No Par Value, 500 Shares Authorized, 50 Shares Outstanding in 2012 and 2011	48,884	48,730
Common Stock – Par Value $0.01 Per Share, 100,000 Shares Authorized, Shares Issued: 2012-18,210; 2011-18,210	182	182
Additional Paid in Capital	194,643	194,636
Accumulated Other Comprehensive Income (Loss), Net	(7,152)	(5,172)
Deferred Compensation Payable in Common Stock	937	949
Accumulated Deficit	(121,516)	(121,686)
Treasury Stock of 256 Common Shares in 2012 and 2011, at Cost	(2,408)	(2,408)
Common Stock Held in Grantor Trust, 193 Shares in 2012 and 182 Shares in 2011	(937)	(949)
Total Shareholders’ Equity	112,633	114,282

Total Liabilities and Shareholders’ Equity	$2,008,767	$2,031,877

(See accompanying notes to unaudited condensed consolidated financial statements.)

BancTrust Financial Group, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Operations

(Dollars and shares in thousands, except per share amounts)	Three Months Ended March 31,
	2012	2011
Interest Revenue:
Loans and Leases	$15,651	$17,008
Securities Available for Sale: Taxable	2,758	3,253
Non-Taxable	15	29
Other	37	72

Total Interest Revenue	18,461	20,362

Interest Expense:
Deposits	2,718	4,457
Short-Term Borrowings	253	250
FHLB Advances and Long-Term Debt	417	489

Total Interest Expense	3,388	5,196

Net Interest Revenue	15,073	15,166
Provision for Loan and Lease Losses	3,600	3,500

Net Interest Revenue after Provision for Loan and Lease Losses	11,473	11,666

Non-Interest Revenue:
Service Charges on Deposit Accounts	1,494	1,539
Trust Income	924	1,045
Securities Gains	1,302	484
Other Income	1,720	1,769

Total Non-Interest Revenue	5,440	4,837

Non-Interest Expense:
Salaries	5,280	5,531
Pensions and Employee Benefits	1,605	1,666
Net Occupancy Expense	1,435	1,502
Furniture and Equipment Expense	831	896
Intangible Amortization	226	292
Losses on Other Real Estate Owned	0	173
Losses (Gains) on Repossessed and Other Assets	21	(3)
ATM Processing Expense	247	268
FDIC Assessments	683	1,143
Telephone and Data Line Expense	496	501
Legal Expense	371	352
Other Real Estate Carrying Cost Expense	658	554
Capital Raise Costs	1,966	0
Other Expense	2,430	2,555

Total Non-Interest Expense	16,249	15,430

Income Before Income Taxes	664	1,073
Income Tax Expense	28	53

Net Income	636	1,020

Effective Preferred Stock Dividend	778	769

Net (Loss) Income to Common Shareholders	$(142)	$251

Basic (Loss) Earnings Per Common Share	$(0.01)	$0.01

Diluted (Loss) Earnings Per Common Share	$(0.01)	$0.01

Weighted-Average Common Shares Outstanding – Basic	17,954	17,754
Weighted-Average Common Shares Outstanding – Diluted	17,954	17,831

(See accompanying notes to unaudited condensed consolidated financial statements.)

BancTrust Financial Group, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income (Loss)

(Dollars in thousands)	Three Months Ended
	March 31, 2012	March 31, 2011
Net income	$636	$1,020

Other comprehensive income (loss), net of taxes:

Recognized pension net periodic benefit cost, net of taxes of $0 and ($42), respectively	297	70

Less reclassification adjustments for gains included in net income, net of taxes of $0 and $182, respectively	(1,302)	(302)

Net change in fair value of securities available for sale, net of taxes of $0 and $105, respectively	(975)	(175)

Other comprehensive loss	(1,980)	(407)

Comprehensive (loss) income	$(1,344)	$613

(See accompanying notes to unaudited condensed consolidated financial statements.)

BancTrust Financial Group, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

- For the Three Months Ended March 31, 2012 and 2011

(Dollars and shares in thousands, except per share amounts)	Preferred Stock	Common Stock Shares Issued	Common Stock Amount	Additional Paid in Capital	Accumulated Other Compre- hensive Income (Loss), Net	Deferred Compensa- tion Payable in Common Stock	Accumu- lated Deficit	Treasury Stock	Common Stock Held in Grantor Trust	Total
Balance, January 1, 2012	$48,730	18,210	$182	$194,636	$(5,172)	$949	$(121,686)	$(2,408)	$(949)	$114,282
Net income	636	636
Recognized net periodic pension benefit cost, net of taxes	297	297
Change in fair value of securities available for sale, net of taxes	(2,277)	(2,277)
Amortization of preferred stock discount	154	(154)	—
Dividends-preferred	(312)	(312)
Purchase of deferred compensation shares	17	(17)	—
Deferred compensation paid in common stock held in grantor trust	(29)	29	—
Stock compensation expense	7	7

Balance, March 31, 2012	$48,884	18,210	$182	$194,643	$(7,152)	$937	$(121,516)	$(2,408)	$(937)	$112,633
Balance, January 1, 2011	$48,140	17,895	$179	$193,901	$(5,132)	$826	$(70,750)	$(2,408)	$(826)	$163,930
Net income	1,020	1,020
Recognized net periodic pension benefit cost, net of taxes	70	70
Change in fair value of securities available for sale, net of taxes	(477)	(477)
Amortization of preferred stock discount	144	(144)	—
Dividends-preferred	(625)	(625)
Purchase of deferred compensation shares	73	(73)	—
Deferred compensation paid in common stock held in grantor trust	(5)	5	—
Stock compensation expense	26	26
Shares issued under dividend reinvestment plan
Common stock issued	297	3	702	705

Balance, March 31, 2011	$48,284	18,192	$182	$194,629	$(5,539)	$894	$(70,499)	$(2,408)	$(894)	$164,649

(See accompanying notes to unaudited condensed consolidated financial statements.)

BancTrust Financial Group, Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Dollars in thousands)	Three Months Ended March 31,
	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$636	$1,020
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of premises and equipment	979	1,114
Amortization and accretion of premiums and discounts, net	887	756
Amortization of intangible assets	226	292
Provision for loan losses	3,600	3,500
Securities gains, net	(1,302)	(484)
Loss on other real estate owned	0	173
Losses (gains) on repossessed and other assets	21	(3)
Gain on sale of loans originated for sale	(250)	(213)
Stock compensation expense	7	26
Increase in cash surrender value of life insurance	(107)	(153)
Changes in operating assets and liabilities:
Loans originated for sale	(14,093)	(12,484)
Loans sold	13,899	17,728
Decrease in accrued income receivable	167	39
Decrease in other assets	1,841	6,245
Decrease in other liabilities	(884)	(197)

Net cash provided by operating activities	5,627	17,359

CASH FLOWS FROM INVESTING ACTIVITIES
Net (increase) decrease in interest-bearing deposits in other financial institutions	(41,913)	47,696
Net decrease in loans and leases	14,431	12,580
Proceeds from sales of other real estate owned, net	712	812
Purchases of premises and equipment	(224)	(157)
Proceeds from sales of securities available for sale	104,854	24,498
Proceeds from maturities of securities available for sale	18,171	28,014
Purchases of securities available for sale	(87,360)	(151,651)

Net cash provided by (used in) investing activities	8,671	(38,208)

CASH FLOWS FROM FINANCING ACTIVITIES
Net (decrease) increase in deposits	(20,217)	26,263
Payments of FHLB advances and long-term debt	(63)	(62)
Issuance of common stock	0	705
Dividends paid	(312)	(625)

Net cash (used in) provided by financing activities	(20,592)	26,281

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(6,294)	5,432
Cash and cash equivalents at beginning of period	37,911	25,852

Cash and cash equivalents at end of period	$31,617	$31,284

Supplemental disclosures of cash flow information:
Interest paid	$3,691	$5,676
Income taxes (received) paid, net	23	(5,804)
Supplemental schedule of non-cash investing and financing activity
Loans transferred to other real estate owned	4,090	3,859

(See accompanying notes to unaudited condensed consolidated financial statements.)

BancTrust Financial Group, Inc. and Subsidiaries

Notes to Unaudited Condensed Consolidated Financial Statements

March 31, 2012 and 2011

Note 1: General Information

The accompanying unaudited condensed consolidated financial statements of BancTrust Financial Group, Inc. and its subsidiary bank (referred to collectively in this discussion as “BancTrust,” “the Company,” “our,” “us” or “we”) have been prepared in accordance with U.S. generally accepted accounting principles and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) for audited financial statements. The information furnished reflects all adjustments and consolidating entries, consisting of normal and recurring accruals, which in the opinion of management of the Company (“Management”) are necessary for a fair presentation of the results for the interim periods. Results for interim periods may not necessarily be indicative of results to be expected for the year or any other period. For further information, refer to the consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2011.

Estimates

In preparing the consolidated financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan and lease losses and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans.

A substantial portion of the Company’s loans are secured by real estate in the Southern two-thirds of Alabama and Northwest Florida. Accordingly, the ultimate collectability of a substantial portion of the Company’s loan portfolio is susceptible to changes in market conditions in these areas. Management believes that the allowance for losses on loans and leases is adequate. Management uses available information to recognize losses on loans and leases, and future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for loan and lease losses. Such agencies may require the Company to make changes to the allowance based on their judgment about information available to them at the time of their examination.

Reclassifications

Certain reclassifications of 2011 balances have been made to conform to classifications used in 2012. These reclassifications did not change shareholders’ equity or net income.

Note 2: Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued an update to the accounting standards relating to fair value measurement for the purpose of amending current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This update, which is a joint effort between the FASB and the International Accounting Standards Board (“IASB”), amends existing fair value measurement guidance to converge the fair value measurement guidance in U.S. GAAP and IFRS. This update clarifies the application of existing fair value measurement requirements, changes certain principles in existing guidance and requires additional fair value disclosures. The update permits measuring financial assets and liabilities on a net credit risk basis if certain criteria are met, increases disclosure surrounding company-determined market prices (Level 3) for financial instruments, and also requires the fair value hierarchy disclosure of financial assets and liabilities that are not recognized at fair value in the financial statements, but are included in disclosures at fair value. This update was effective for interim and annual periods beginning after December 15, 2011 and is applied prospectively. The adoption of this standard did not have a material impact on the Company’s financial statements.

In June 2011, the FASB issued an update to the accounting standards relating to the presentation of comprehensive income, which allows financial statement issuers to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently, in December 2011, the FASB issued another update to defer the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income as previously established in the June 2011 update. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively. The provisions of these updates affected the Company’s financial statement format, but did not impact the Company’s financial condition, results of operations or liquidity.

Note 3: Securities Available for Sale

The Company classifies all of its investment securities as available for sale. The following summary sets forth the amortized cost and the corresponding fair value of investment securities available for sale at March 31, 2012 and December 31, 2011:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
March 31, 2012
U.S. Treasury securities	$506	$5	$1	$510
Obligations of U.S. Government sponsored enterprises	171,846	163	200	171,809
Obligations of states and political subdivisions	1,275	3	0	1,278
Mortgage-backed securities	304,190	2,850	1,140	305,900

Total	$477,817	$3,021	$1,341	$479,497

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2011
U.S. Treasury securities	$507	$6	$0	$513
Obligations of U.S. Government sponsored enterprises	181,624	181	185	181,620
Obligations of states and political subdivisions	1,325	4	0	1,329
Mortgage-backed securities	329,853	4,902	1,004	333,751

Total	$513,309	$5,093	$1,189	$517,213

Securities available for sale with a carrying value of approximately $253.525 million at March 31, 2012 and $254.042 million at December 31, 2011 were pledged to secure deposits of public funds and trust deposits.

For the three months ended March 31, 2012, proceeds from the sales of securities available for sale were $104.854 million. Gross realized gains on the sale of these securities were $1.431 million, and gross realized losses were $129 thousand. For the three months ended March 31, 2011, proceeds from the sales of securities available for sale were $24.498 million. Gross realized gains on the sale of these securities were $484 thousand and there were no gross realized losses. The Company did not record an other-than-temporary impairment charge in the first three months of 2012 or 2011.

Maturities of securities available for sale as of March 31, 2012 were as follows:

(Dollars in thousands)	Amortized Cost	Fair Value
Due in 1 year or less	$710	$712
Due in 1 to 5 years	10,816	10,821
Due in 5 to 10 years	38,409	38,418
Due in over 10 years	123,692	123,646
Mortgage-backed securities	304,190	305,900

Total	$477,817	$479,497

The following table shows the Company’s combined gross unrealized losses on, and fair value of, investment securities with unrealized losses, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2012 and December 31, 2011.

(Dollars in thousands)	March 31, 2012
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury securities	$99	$1	$0	$0	$99	$1
Obligations of U.S. Government sponsored enterprises	77,173	200	0	0	77,173	200
Mortgage-backed securities	86,927	493	2,738	647	89,665	1,140

Total	$164,199	$694	$2,738	$647	$166,937	$1,341

	December 31, 2011
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Obligations of U.S. Government sponsored enterprises	$69,852	$166	$6,207	$19	$76,059	$185
Mortgage-backed securities	57,615	268	2,789	736	60,404	1,004

Total	$127,467	$434	$8,996	$755	$136,463	$1,189

At March 31, 2012, the Company had 19 investment securities that were in an unrealized loss position or impaired for the less than 12 months time frame and 1 investment security in an unrealized loss position or impaired for the more than 12 months time frame. The Company has one bond whose impairment was deemed in 2009 and again in 2011 to be other-than-temporary. All other investment securities’ impairments are deemed by Management to be temporary. All mortgage-backed securities are backed by one-to-four-family mortgages, and approximately 99.1 percent of the mortgage-backed securities represent U.S. Government-sponsored enterprise securities. These securities have fluctuated with the changes in market interest rates on home mortgages. Additionally, the fair value of the Company’s only non-U.S. government-sponsored enterprise mortgage-backed security has been negatively affected by liquidity risk considerations and by concerns about potential default and delinquency risk of the underlying individual mortgage loans. The Company concluded in 2009 and again in 2011 that a portion of its unrealized loss position of this security is other-than-temporary. Accordingly, the

Company recorded an impairment charge related to potential credit loss of $400 thousand in 2009 and $200 thousand in 2011 on this security. The amount related to credit loss was determined based on a discounted cash flow method that takes into account several factors including default rates, prepayment rates, delinquency rates, and foreclosure and loss severity of the underlying collateral. Changes in these factors in the future could result in an increase in the amount deemed to be credit-related other-than-temporary impairment, which would result in the Company recognizing additional impairment charges to earnings for this security. Additionally, the Company recorded $647 thousand and $736 thousand in accumulated other comprehensive loss (pre-tax) related to this security at March 31, 2012 and December 31, 2011, respectively. No credit-related other-than-temporary impairment occurred during the three-month periods ended March 31, 2012 and 2011. Management will continue to closely monitor this security. The security has an estimated fair value of $2.738 million and represents all of the unrealized losses at March 31, 2012 in the greater than 12 months category. Management believes that the fair value of obligations of U.S. government sponsored enterprises and obligations of state and political subdivisions has changed due to current market conditions and not due to credit concerns related to the issuers of the securities. The Company does not believe any credit-related other-than-temporary impairments exist related to these investment securities. As of March 31, 2012, there was no intent to sell any of the securities classified as available for sale. Furthermore, Management does not believe it is likely that the Company will be required to sell such securities before a recovery of the carrying value.

The following table summarizes the changes in the amount of credit losses on the Company’s investment securities recognized in earnings for the three months ended March 31, 2012 and 2011:

(Dollars in thousands)	Three Months Ended March 31,
	2012	2011
Beginning balance of credit losses previously recognized in earnings	$600	$400
Amount related to credit loss for securities as to which an other-than-temporary impairment was not previously recognized in earnings	—	—
Amount related to credit loss for securities as to which an other-than-temporary impairment was recognized in earnings	—	—

Ending balance of cumulative credit losses recognized in earnings	$600	$400

Note 4. Loans, Leases and Other Real Estate Owned

A summary of loans and leases follows:

	March 31,	December 31,
	2012	2011
	(Dollars in thousands)
Commercial, financial and agricultural:
Commercial and industrial	$282,581	$278,032
Agricultural	1,237	1,028
Equipment leases	11,831	12,814

Total commercial, financial and agricultural	295,649	291,874

Commercial real estate:
Commercial construction, land and land development	247,231	250,859
Other commercial real estate	412,016	424,690

Total commercial real estate	659,247	675,549

Residential real estate:
Residential construction	15,829	13,509
Residential mortgage	237,244	245,180

Total residential real estate	253,073	258,689

Consumer, installment and single pay:
Consumer	43,251	44,713
Other	5,222	6,265

Total consumer, installment and single pay	48,473	50,978

Total loans and leases	1,256,442	1,277,090
Less unearned discount leases	(1,009)	(1,173)
Less deferred cost (unearned loan fees), net	1,057	1,132

Total loans and leases, net	$1,256,490	$1,277,049

Loans include loans held for sale of $2.465 million at March 31, 2012 and $2.021 million at December 31, 2011, which are accounted for at the lower of cost or market value, in the aggregate.

The following section describes the composition of the various categories in our loan and lease portfolio and discusses management of risk in these categories.

Commercial and Industrial loans, or C and I loans, include loans to commercial customers for use in business to finance working capital needs, equipment purchases, or other expansion projects. These credits may be loans and lines to financially strong borrowers, secured by inventories, equipment, or receivables, or secured in whole or in part by real estate unrelated to the principal purpose of the loan, and are generally guaranteed by the principals of the borrower. Variable rate loans in this portfolio have interest rates that are periodically adjusted. Risk is minimized in this portfolio by requiring adequate cash flow to service the debt and the personal guaranties of principals of the borrowers. The portfolio of C and I loans increased $4.549 million, or 1.6 percent, from December 31, 2011 to March 31, 2012, as a result of new loan activity primarily in the Southern division.

Agricultural loans include loans to fund seasonal production and longer term investments in land, buildings, equipment, and breeding stock. The repayment of agricultural loans is dependent on the successful production and marketing of a product. Risk is minimized in this portfolio by performing a review of the borrower’s financial data and cash flow to service the debt, and by obtaining personal guaranties of principals of the borrower. This type of lending represents $1.237 million, or less than one percent, of the total loan portfolio. The portfolio of agricultural loans increased $209 thousand, or 20.3 percent, from December 31, 2011 to March 31, 2012, as a result of new loan activity primarily in the Central division.

Equipment Leases include leases that were acquired during the acquisition of The Peoples Bank and Trust Company. BankTrust is not actively engaged in equipment leasing. These leases paid down $983 thousand from December 31, 2011 to March 31, 2012. Management does not believe this portfolio represents a significant credit risk, since these loans are secured by the equipment being leased, and the lessees continue to maintain a strong level of creditworthiness.

Commercial Real Estate loans include commercial construction loans, land and land development loans, and other commercial real estate loans.

Commercial construction, land, and land development loans include loans for the development of residential housing projects, loans for the development of commercial and industrial use property, and loans for the purchase and improvement of raw land. These loans are secured in whole or in part by the underlying real estate collateral and are generally guaranteed by the principals of the borrower. The Bank’s lenders work to cultivate long-term relationships with established developers. The Bank disburses funds for construction projects as pre-specified stages of construction are completed. The portfolio of commercial construction loans decreased $3.628 million, or 1.4 percent, from December 31, 2011 to March 31, 2012, primarily as a result of paydowns.

Other commercial real estate loans include loans secured by commercial and industrial properties, apartment buildings, office or mixed-use facilities, strip shopping centers, and other commercial property. These loans are generally guaranteed by the principals of the borrower. The portfolio of commercial real estate loans decreased $12.674 million, or 3.0 percent, from December 31, 2011 to March 31, 2012, primarily as a result of paydowns and foreclosures.

Risk is minimized in this portfolio by requiring a review of the borrower’s financial data and verification of the borrower’s income prior to making a commitment to fund the loan. Personal guaranties are obtained for substantially all construction loans to builders. Personal financial statements of guarantors are obtained as part of the loan underwriting process. For construction loans, regular site inspections are performed upon completion of each construction phase, prior to advancing additional funds for additional phases. Commercial construction and commercial real estate lending has been curtailed over the past three years as a result of a combination of factors, including a decline in demand, lack of qualified borrowers and regulatory pressures on all banks to curtail lending in the commercial real estate market.

Residential Construction loans include loans to individuals for the construction of their residences, either primary or secondary, where the borrower is the owner and independently engages the builder. Residential construction loans also include loans to builders for the construction of one-to-four family residences whereby the collateral, a proposed one-to-four family dwelling, is the primary source of repayment. These loans are made to builders to finance the construction of homes that are either pre-sold or those that are built on a speculative basis, although speculative lending in this category has been strictly limited and controlled over the past three years. Loan proceeds are to be disbursed incrementally as construction is completed. The portfolio of residential construction loans increased $2.320 million, or 17.2 percent, from December 31, 2011 to March 31, 2012, primarily as a result of increased loan activity with local builders in the Southern division.

Residential Mortgage loans include conventional mortgage loans on one-to-four family residential properties. These properties may serve as the borrower’s primary residence, vacation home, or investment property. We sell the majority of our residential mortgage loans originated with terms to maturity of 15 years or greater in the secondary market. We generally originate fixed and adjustable rate residential mortgage loans using secondary market underwriting and documentation standards. Also included in this portfolio are home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower’s residence, allows customers to borrow against the equity in their home. Risk is minimized in this portfolio by reviewing the borrower’s financial data and ability to meet both existing financial obligations and the proposed loan obligation, and by verification of the borrower’s income. The portfolio of residential mortgage loans decreased $7.936 million, or 3.2 percent, from December 31, 2011 to March 31, 2012, as a result of paydowns, charge-offs, and foreclosures.

Consumer loans include a variety of secured and unsecured personal loans including automobile loans, marine loans, loans for household and personal purpose, and all other direct consumer installment loans. Risk is minimized in this portfolio by reviewing the borrower’s financial data, ability to meet existing obligations and the proposed loan obligation, and verification of the borrower’s income. The portfolio of consumer loans decreased $1.462 million, or 3.3 percent, from December 31, 2011 to March 31, 2012, primarily as a result of paydowns. Repossessions and charge-offs have been minimal in this portfolio since December 31, 2011.

Other loans comprise primarily loans to municipalities to fund operating expenses during periods prior to revenue collection and to fund capital projects. The portfolio of other loans decreased $1.043 million, or 16.6 percent, from December 31, 2011 to March 31, 2012, as a result of paydowns.

Non-Accrual Loans

At March 31, 2012 and December 31, 2011, non-accrual loans totaled $100.666 million and $96.592 million, respectively, which included non-accruing restructured loans of $6.121 million and $5.296 million, respectively. The allowance for loan and lease losses allocated to restructured loans at March 31, 2012 and December 31, 2011 was $378 thousand and $392 thousand, respectively. The amount of interest income that would have been recorded during the first three months of 2012, if these non-accrual loans had been current in accordance with their original terms, was $1.366 million. The amount of interest income actually recognized on these loans during the first three months of 2012 was $6 thousand. At March 31, 2012 and December 31, 2011, performing restructured loans totaled $5.597 million and $7.253 million, respectively. There was no material effect on interest income recognition as a result of the modification of these loans.

Non-accrual loans at March 31, 2012 and December 31, 2011, segregated by class of loans, were as follows:

LOANS ON NON-ACCRUAL

	March 31,	December 31,
	2012	2011
	(Dollars in thousands)
Non-accrual loans:
Commercial, financial and agricultural	$4,185	$2,372
Commercial real estate:
Construction, land and land development	62,472	59,382
Other	16,533	15,275
Consumer	566	651
Residential:
Construction	494	497
Mortgage	16,416	18,415

Total non-accrual loans	$100,666	$96,592

An age analysis of past due loans, segregated by class of loans, as of March 31, 2012 and December 31, 2011, was as follows:

AGE ANALYSIS OF PAST DUE LOANS

March 31, 2012

(Dollars in thousands)	30-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans over 90 days and accruing
Loans:
Commercial, financial and agricultural	$1,374	$4,185	$5,559	$290,090	$295,649	$0
Commercial real estate:
Construction, land and land development	9,358	62,472	71,830	175,401	247,231	0
Other	9,662	16,533	26,195	385,821	412,016	0
Consumer	448	566	1,014	47,459	48,473	0
Residential
Construction	0	494	494	15,335	15,829	0
Mortgage	6,936	16,416	23,352	213,892	237,244	0

Total	$27,778	$100,666	$128,444	$1,127,998	$1,256,442	$0

December 31, 2011

(Dollars in thousands)	30-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans over 90 days and accruing
Loans:
Commercial, financial and agricultural	$2,288	$2,372	$4,660	$287,214	$291,874	$0
Commercial real estate:
Construction, land and land development	1,493	59,382	60,875	189,984	250,859	0
Other	3,687	15,275	18,962	405,728	424,690	0
Consumer	546	651	1,197	49,781	50,978	0
Residential
Construction	0	497	497	13,012	13,509	0
Mortgage	5,954	18,663	24,617	220,563	245,180	248
Total	$13,968	$96,840	$110,808	$1,166,282	$1,277,090	$248

Impaired Loans

Loans are considered impaired when, based on current information, it is probable that all amounts contractually due, including scheduled principal and interest payments, are not likely to be collected. Factors considered by management in determining if a loan is impaired include payment status, probability of collecting scheduled principal and interest payments when due and value of collateral for collateral dependent loans. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. All loans placed on non-accrual status are considered to be impaired. If a loan is impaired, a specific valuation allowance is allocated, if necessary, based on the present value of estimated future cash flows using the loan’s existing rate, or the fair value of the collateral if repayment is expected solely from the collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible.
IMPAIRED LOANS

March 31, 2012

(Dollars in thousands)					Three Months Ended March 31, 2012
	Unpaid Principal Balance	Partial Charge- offs to Date	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired Loans:
With no related allowance recorded:
Commercial, financial and agricultural	$831	$360	$471	$0	$651	$0
Commercial real estate construction, land and land development	59,408	21,206	38,202	0	49,773	1
Commercial real estate other	18,432	2,905	15,527	0	17,135	0
Consumer	0	0	0	0	0	0
Residential construction	125	0	125	0	126	0
Residential mortgage	10,834	1,489	9,345	0	10,067	1

Total	89,630	25,960	63,670	0	77,752	2

With a related allowance recorded:
Commercial, financial and agricultural	3,026	696	2,330	1,105	1,974	0
Commercial real estate construction, land and land development	28,353	2,725	25,628	5,027	24,766	0
Commercial real estate other	2,785	0	2,785	318	2,791	0
Consumer	130	6	124	62	125	0
Residential construction	369	0	369	11	369	0
Residential mortgage	3,695	94	3,601	1,137	4,428	0

Total	38,358	3,521	34,837	7,660	34,453	0

Total commercial	112,834	27,891	84,943	6,450	97,090	1

Total consumer	130	6	124	62	125	0

Total residential	15,024	1,584	13,440	1,148	14,990	1

Total Impaired Loans	$127,988	$29,481	$98,507	$7,660	$112,205	$2

December 31, 2011

(Dollars in thousands)					Year Ended December 31, 2011
	Unpaid Principal Balance	Partial Charge- offs to Date	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired Loans:

With no related allowance recorded:
Commercial, financial and agricultural	$831	$360	$471	$0	$652	$7
Commercial real estate construction, land and land development	60,974	21,233	39,741	0	28,959	200
Commercial real estate other	18,073	2,235	15,838	0	11,180	372
Consumer	0	0	0	0	0	0
Residential construction	128	0	128	0	790	0
Residential mortgage	11,492	1,796	9,696	0	8,645	59

Total	91,498	25,624	65,874	0	50,226	638

With a related allowance recorded:
Commercial, financial and agricultural	1,618	696	922	206	1,252	5
Commercial real estate construction, land and land development	23,668	2,488	21,180	4,446	41,023	156
Commercial real estate other	2,798	0	2,798	333	4,562	68
Consumer	125	6	119	60	183	0
Residential construction	369	0	369	11	441	0
Residential mortgage	5,255	94	5,161	2,259	6,185	36

Total	33,833	3,284	30,549	7,315	53,646	265

Total commercial	107,962	27,012	80,950	4,985	87,628	808

Total consumer	125	6	119	60	183	0

Total residential	17,244	1,890	15,354	2,270	16,061	95

Total Impaired Loans	$125,331	$28,908	$96,423	$7,315	$103,872	$903

Credit Quality Indicators

A risk grading matrix is utilized to assign a risk grade to each loan. Loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades follows:

•

Grades 1 and 2 – These grades include “excellent” loans which are virtually risk-free and are secured by cash-equivalent instruments or readily marketable collateral, or are within guidelines to borrowers with liquid financial statements. These loans have excellent sources of repayment with no significant identifiable risk of collection, and conform in all respects to Bank policy, guidelines, underwriting standards, and regulations.

•

Grade 3 – This grade includes “guideline” loans that have excellent sources of repayment, with no significant identifiable risk of collection, and that conform to Bank policy, guidelines, underwriting standards, and regulations. These loans have documented historical cash flow that meets or exceeds minimum guidelines and have adequate secondary sources to repay the debt.

•

Grade 4 – This grade includes “satisfactory” loans that have adequate sources of repayment with little identifiable risk of collection. These loans generally conform to Bank policy, guidelines, and underwriting standards with limited exceptions that have been adequately mitigated by other factors, and they have documented historical cash flow that meets or exceeds minimum guidelines and adequate secondary sources to repay the debt.

•

Grade 5 – This grade includes “low satisfactory” loans that show signs of weakness in either adequate sources of repayment or collateral, but have demonstrated mitigating factors that minimize the risk of delinquency or loss. These loans have additional exceptions to Bank policy, guidelines, or underwriting standards that have been properly mitigated by other factors, unproved or insufficient primary sources of repayment that appear sufficient to service the debt at the time, or marginal or unproven secondary sources to repay the debt.

Consumer loans with grades 1 through 5 are identified as “Pass.”

•

Grade 6 – This grade includes “special mention” loans that are currently protected but are potentially weak. These loans have potential or actual weaknesses that may weaken the asset or inadequately protect the Bank’s credit position at some future date. These loans may have well-defined weaknesses in the primary repayment source but are protected by the secondary source of repayment.

•

Grade 7 – This grade includes “substandard” loans that are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

•

Grade 8 – This grade includes “doubtful” loans that have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

•

Grade 9 – This grade includes “loss” loans that are considered uncollectible and of such little value that their continued reporting as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be realized in the future.

The Bank did not have any loss (grade 9) loans at March 31, 2012 or December 31, 2011.

The tables below set forth credit exposure for the commercial and consumer residential portfolio based on internally assigned grades, and the consumer portfolio based on payment activity at March 31, 2012 and December 31, 2011. These tables reflect continuing issues with credit quality in the construction, land and land development portfolio.

COMMERCIAL CREDIT EXPOSURE

CREDIT RISK PROFILE BY INTERNALLY ASSIGNED GRADE

	Commercial, Financial and Agricultural		Commercial Real Estate- Construction, Land and Land Development		Commercial Real Estate- Other
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2012	2011	2012	2011	2012	2011
	(Dollars in thousands)
Grade:
Excellent	$5,965	$6,299	$276	$281	$1,895	$1,520
Guideline	65,612	72,836	16,772	18,346	93,366	99,354
Satisfactory	83,663	74,984	23,388	21,721	110,965	116,696
Low satisfactory	112,168	110,891	80,990	83,910	163,186	164,826
Special mention	15,285	14,833	7,224	9,107	13,474	12,996
Substandard	12,956	12,031	118,581	117,494	29,130	29,298
Doubtful	0	0	0	0	0	0
Loss	0	0	0	0	0	0

Total	$295,649	$291,874	$247,231	$250,859	$412,016	$424,690

CONSUMER RESIDENTIAL CREDIT EXPOSURE

CREDIT RISK PROFILE BY INTERNALLY ASSIGNED GRADE

	Residential - Construction		Residential - Prime
	March 31,	December 31,	March 31,	December 31,
	2012	2011	2012	2011
	(Dollars in thousands)
Grade:
Pass	$15,295	$13,012	$200,589	$205,700
Special mention	0	0	8,225	8,841
Substandard	534	497	28,203	30,452
Doubtful	0	0	227	187

Total	$15,829	$13,509	$237,244	$245,180

CONSUMER CREDIT EXPOSURE

CREDIT RISK PROFILE BASED ON PAYMENT ACTIVITY

	Consumer
	March 31,	December 31,
	2012	2011
	(Dollars in thousands)
Grade:
Performing	$47,908	$50,327
Non-performing	565	651

Total	$48,473	$50,978

The following table sets forth certain information with respect to the Company’s recorded investment in loans and the allocation of the Company’s allowance for loan and lease losses, charge-offs and recoveries by loan category as of March 31, 2012 and December 31, 2011. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

The Company continues to experience the adverse effects of a severe downturn in the real estate markets in which it operates, primarily in our coastal markets of northwest Florida and south Alabama, and this has led to a significant increase in defaults by borrowers compared to historical periods, a significant increase in loans charged-off, and a reduction in the value of real estate serving as collateral for some of the Company’s loans.

ALLOWANCE FOR LOAN AND LEASE LOSSES AND RECORDED INVESTMENT IN LOANS

For the Three Months Ended March 31, 2012

(Dollars in thousands)
	Commercial, Financial and Agricultural	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses -
Balance at beginning of period	$5,151	$23,280	$7,714	$583	$5,428	$42,156
Charge-offs	(256)	(854)	(1,570)	(93)	0	(2,773)
Recoveries	39	14	16	33	0	102
Provision charged to operating expense	680	5,210	1,296	(46)	(3,540)	3,600

Balance at end of period	$5,614	$27,650	$7,456	$477	$1,888	$43,085

Period-end amount allocated to:
Loans individually evaluated for impairment	$1,105	$5,345	$1,148	$62	$0	$7,660
Other loans not individually evaluated	4,509	22,305	6,308	415	1,888	35,425

Ending balance	$5,614	$27,650	$7,456	$477	$1,888	$43,085

Loans -
Loans individually evaluated for impairment	$2,801	$82,142	$13,440	$124	$0	$98,507
Other loans not individually evaluated	292,848	577,105	239,633	48,349	0	1,157,935

Ending balance	$295,649	$659,247	$253,073	$48,473	$0	$1,256,442

For the Three Months Ended March 31, 2011

(Dollars in thousands)
	Commercial, Financial and Agricultural	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses -
Balance at beginning of period	$5,429	$31,431	$6,669	$890	$3,512	$47,931
Charge-offs	(1,088)	(3,982)	(811)	(50)	0	(5,931)
Recoveries	14	147	8	42	0	211
Provision charged to operating expense	776	3,245	604	(223)	(902)	3,500

Balance at end of period	$5,131	$30,841	$6,470	$659	$2,610	$45,711

Period-end amount allocated to:
Loans individually evaluated for impairment	$709	$13,242	$1,673	$24	$0	$15,648
Other loans not individually evaluated	4,422	17,599	4,797	635	2,610	30,063

Ending balance	$5,131	$30,841	$6,470	$659	$2,610	$45,711

Loans -
Loans individually evaluated for impairment	$2,141	$88,577	$16,325	$47	$0	$107,090
Other loans not individually evaluated	300,105	632,379	256,580	60,688	0	1,249,752

Ending balance	$302,246	$720,956	$272,905	$60,735	$0	$1,356,842

December 31, 2011

(Dollars in thousands)
	Commercial, Financial and Agricultural	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses -
Period-end amount allocated to:
Loans individually evaluated for impairment	$206	$4,779	$2,270	$60	$0	$7,315
Other loans not individually evaluated	4,945	18,501	5,444	523	5,428	34,841

Ending balance	$5,151	$23,280	$7,714	$583	$5,428	$42,156

Loans -
Loans individually evaluated for impairment	$1,393	$79,557	$15,354	$119	$0	$96,423
Other loans not individually evaluated	290,481	595,992	243,335	50,859	0	1,180,667

Ending balance	$291,874	$675,549	$258,689	$50,978	$0	$1,277,090

Troubled Debt Restructurings

The following table presents a breakdown of troubled debt restructurings that occurred during the three months ended March 31, 2012 by loan class and whether the loan remains on accrual or nonaccrual status. All of the troubled debt restructurings that occurred during the time period presented below included concessions relating to extended payment terms. No concessions were made to lower interest rates to a below market rate.

(Dollars in thousands)	Three Months Ended March 31, 2012
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Accruing Loans
Commercial, financial and agricultural	1	$19	$19

Total	1	$19	$19

Nonaccrual Loans
Consumer	2	$15	$15

Total	2	$15	$15

Total
Commercial, financial and agricultural	1	$19	$19
Consumer	2	15	15

Total	3	$34	$34

No troubled debt restructurings made within the previous twelve months defaulted during the three months ended March 31, 2012. Once a loan has been modified as a troubled debt restructuring, it is considered an impaired loan. A specific valuation allowance is allocated to that loan in the allowance for loan and lease losses, if necessary, based on the present value of estimated future cash flows using the loan’s existing rate, or the fair value of the collateral if repayment is expected solely from the collateral.

Other Real Estate Owned

A summary of other real estate owned follows:

	March 31, 2012	December 31, 2011
	(Dollars in thousands)

Construction, land development, lots and other land	$43,949	$46,565
1-4 family residential properties	4,694	4,118
Multi-family residential properties	4,911	1,817
Non-farm non-residential properties	7,211	4,887

Total other real estate owned	$60,765	$57,387

The Company carries its other real estate owned at the estimated fair value less any cost to dispose. Since 2007, there has been a substantial slowdown in the real estate markets across the U.S., including in the markets where the Company does business. This slowdown, together with other factors (as discussed in Note 1, above), has resulted in a substantial decrease in the value of the Company’s other real estate owned. This decrease in value has materially and adversely affected the Company’s earnings and capital. If real estate values in the Company’s markets remain depressed or decline further, the Company could experience further adverse effects. Other real estate owned activity is summarized as follows:

	Three Months Ended
	March 31,
	2012	2011
	(Dollars in thousands)

Balance at the beginning of the year	$57,387	$82,419
Loan foreclosures	4,090	3,859
Property sold	(712)	(812)
Losses on sale and write-downs	0	(173)

Balance at the end of the period	$60,765	$85,293

Note 5: Retirement Plans

	Three Months Ended
	March 31, 2012	March 31, 2011
	(Dollars in thousands)

Service cost	$251	$236
Interest cost	448	447
Expected return on plan assets	(692)	(564)
Amortization of prior service cost	0	1
Amortization of net loss	297	111

Net periodic pension cost	$304	$231

The Company currently expects to contribute a minimum of $1.080 million to its pension plans in 2012, of which $546 thousand was contributed in the first three months of 2012. The weighted-average discount rate assumed in the actuarial calculation of the benefit obligation for 2012 was 4.50 percent.

Note 6: (Loss) Earnings Per Share

Basic (loss) earnings per share for the three-month periods ended March 31, 2012 and 2011 were computed by dividing net (loss) income to common shareholders by the weighted-average number of shares of common stock outstanding, which consists of issued shares less treasury stock.

Diluted (loss) earnings per share for the three-month periods ended March 31, 2012 and 2011 were computed by dividing net (loss) income to common shareholders by the weighted-average number of shares of common stock outstanding and the dilutive effect of the shares awarded under the Company’s stock option plans and the warrants issued in connection with the issuance of preferred stock to the U.S. Treasury, assuming the exercise of all in-the-money options and warrants, based on the treasury stock method using an average fair market value of the stock during the respective periods.

The following tables present the (loss) earnings per share calculations for the three-month periods ended March 31, 2012 and 2011. The Company excluded from the calculations of diluted earnings per share for the quarter ended March 31, 2011, 70 thousand shares, which shares were subject to options issued with exercise prices in excess of the average market value per share during those periods. The Company also excluded from the calculations of diluted earnings per share for the quarter ended March 31, 2011, 731 thousand shares, which shares were subject to warrants issued with exercise prices in excess of the average market value per share during those periods. The Company excluded all options and warrants for the calculations of diluted earnings per share for the quarter ended March 31, 2012 because such common stock equivalents would be antidilutive to the loss per share.

	Three Months Ended
Basic (Loss) Earnings Per Common Share	March 31, 2012	March 31, 2011
(in thousands, except per share amounts)

Net (loss) income to common shareholders	$(142)	$251
Weighted average common shares outstanding	17,954	17,754

Basic (loss) earnings per common share	$(0.01)	$0.01

	Three Months Ended
Diluted (Loss) Earnings Per Common Share	March 31, 2012	March 31, 2011
(in thousands, except per share amounts)

Net (loss) income to common shareholders	$(142)	$251
Weighted average shares outstanding	17,954	17,754
Dilutive effects of assumed conversion and exercise of common stock options, warrants and restricted stock	—	77

Weighted average common and dilutive potential common shares outstanding	17,954	17,831

Diluted (loss) earnings per common share	$(0.01)	$0.01

Note 7: Commitments

The Company, as part of its ongoing business operations, issues financial guaranties in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer to a third party. A financial standby letter of credit is a commitment by the Company to guarantee a customer’s repayment of an outstanding loan or financial obligation. In a performance standby letter of credit, the Company guarantees a customer’s performance under a contractual non-financial obligation for which it receives a fee. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the life of the standby letter of credit. At March 31, 2012, the Company had standby letters of credit outstanding with maturities ranging from less than one year to three years. The maximum potential amount of future payments the Company could be required to make under its standby letters of credit at March 31, 2012 was $19.079 million, and that sum represents the Company’s maximum credit risk under these arrangements. At March 31, 2012, the Company had $191 thousand of liabilities associated with standby letter of credit agreements.

Note 8: Fair Value Measurement and Fair Value of Financial Instruments

Accounting standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Accounting standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The applicable standard describes three levels of inputs that may be used to measure fair value: Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The Company evaluates fair value measurement inputs on an ongoing basis in order to determine if there is a change of sufficient significance to warrant a transfer between levels. For example, changes in market activity or the addition of new unobservable inputs could, in the Company’s judgment, cause a transfer to either a higher or lower level. For the three months ended March 31, 2012 and the year ended December 31, 2011, there were no transfers between levels.

The Company utilizes a third-party valuation service provider to value its available for sale investment securities portfolio. Despite most of these securities being U.S. Government agency debt obligations, agency mortgage-backed securities and municipal securities traded in active markets, the fair values are determined using widely accepted valuation techniques including matrix pricing and broker-quote based applications. Inputs include benchmark yields, reported trades, issuer spreads, prepayment speeds and other relevant items. These are inputs used by a third-party pricing service used by the Company. To validate the appropriateness of the valuations provided by the third party, the Company regularly updates its understanding of the inputs used and compares valuations to an additional third party source. Due to the nature and methodology of these valuations, the Company considers these fair value measurements as Level 2.

Assets and Liabilities Measured on a Recurring Basis:

Assets and liabilities measured at fair value on a recurring basis are summarized below.

March 31, 2012
(Dollars in thousands)
	Carrying Value in Balance Sheet	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury securities	$510	$0	$510	$0
Obligations of U.S. Government sponsored enterprises	171,809	0	171,809	0
Obligations of states and political subdivisions	1,278	0	1,278	0
Mortgage-backed securities	305,900	0	305,900	0

Available-for-sale securities	$479,497	$0	$479,497	$0

December 31, 2011
(Dollars in thousands)
	Carrying Value in Balance Sheet	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Treasury securities	$513	$0	$513	$0
Obligations of U.S. Government sponsored enterprises	181,620	0	181,620	0
Obligations of states and political subdivisions	1,329	0	1,329	0
Mortgage-backed securities	333,751	0	333,751	0

Available-for-sale securities	$517,213	$0	$517,213	$0

Assets and Liabilities Measured on a Nonrecurring Basis:

Assets and liabilities measured at fair value on a nonrecurring basis are summarized below.

March 31, 2012
(Dollars in thousands)
	Carrying Value in Balance Sheet	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$27,177	—	—	$27,177
Loans held for sale	$2,465	—	—	$2,465
Other real estate owned	$60,765	—	—	$60,765

December 31, 2011
(Dollars in thousands)
	Carrying Value in Balance Sheet	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans	$23,234	—	—	$23,234
Loans held for sale	$2,021	—	—	$2,021
Other real estate owned	$57,387	—	—	$57,387

Loans considered impaired are loans for which, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are subject to nonrecurring fair value adjustments to reflect write-downs that are based on the market price or current appraised value of the collateral, adjusted to reflect local market conditions or other economic factors. After evaluating the underlying collateral, the fair value of the impaired loans is determined by allocating specific reserves from the allowance for loan and lease losses to the loans. Thus, the fair value reflects the loan balance less the specifically allocated reserve. Impaired loans for which no reserve has been specifically allocated are not included in the table above.

Other real estate owned (“OREO”) is initially accounted for at fair value, less estimated costs to dispose of the property. Any excess of the recorded investment over fair value, less costs to dispose, is charged to the allowance for loan and lease losses at the time of foreclosure. Updated appraisals or evaluations are obtained at least annually for all OREO properties. These appraisals are used to update fair value estimates. A provision is charged to earnings for subsequent losses on OREO when these updates indicate such losses have occurred. The ability of the Company to recover the carrying value of OREO is based upon future sales of the real estate. The ability to effect such sales is subject to market conditions and other factors beyond the Company’s control, and future declines in the value of the real estate could result in a charge to earnings. The recognition of sales and sales gains is dependent upon whether the nature and terms of the sales, including possible future involvement of the Company, if any, meet certain defined requirements. If those requirements are not met, sale and gain recognition is deferred.

Accounting standards require disclosure of fair value information about financial instruments, whether or not recognized in the Statements of Condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of March 31, 2012 and December 31, 2011.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH, DUE FROM BANKS, FEDERAL FUNDS SOLD AND INTEREST-BEARING DEPOSITS — For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

SECURITIES AVAILABLE FOR SALE — Fair value for securities available for sale is primarily estimated using market prices for similar securities. For any Level 3 securities, the Company generally uses a discounted cash flow methodology.

LOANS AND LEASES — For equity lines and other loans or leases with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans and leases is estimated by discounting their future cash flows using interest rates currently being offered for loans and leases with similar terms, reduced by an estimate of credit losses inherent in the portfolio. The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans. The estimated fair value also includes an estimate of certain liquidity risk.

DEPOSITS — The fair value disclosed for demand deposits (i.e., interest- and non-interest-bearing demand, savings and money market savings) is equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair value for certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated monthly maturities.

SHORT-TERM BORROWINGS — The fair value for these short-term liabilities is estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar borrowings.

FHLB ADVANCES AND LONG-TERM DEBT — The fair value of the Company’s fixed rate borrowings is estimated using discounted cash flows based on the Company’s current incremental borrowing rates for similar borrowing arrangements.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT — The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. Since no significant credit exposure existed, and because such fee income is not material to the Company’s financial statements at March 31, 2012 and December 31, 2011, the fair value of these commitments is not presented.

Many of the Company’s assets and liabilities are short-term financial instruments whose carrying amounts reported in the Statement of Condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, federal funds sold, other short-term borrowings and accrued interest receivable and payable balances. The estimated fair value of the Company’s remaining on-balance sheet financial instruments as of March 31, 2012 and December 31, 2011 is summarized below.

(Dollars in thousands)	March 31, 2012
	Carrying Value	Estimated Fair Value	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial assets:
Cash and due from banks	$31,617	$31,617	$31,617	$0	$0
Interest-bearing deposits	103,855	103,855	103,855	0	0
Securities available for sale	479,497	479,497	0	479,497	0
Loans and leases, net	1,213,405	1,192,291	0	0	1,192,291
Accrued interest receivable	6,060	6,060	0	6,060	0

Financial liabilities:

Deposits	$1,791,456	$1,794,992	$0	$0	$1,794,992
Short-term borrowings	20,000	20,561	0	0	20,561
FHLB advances and long-term debt	70,476	53,881	0	0	53,881
Accrued interest payable	2,613	2,613	0	2,613	0

(Dollars in thousands)	December 31, 2011
	Carrying Value	Estimated Fair Value

Financial assets:
Cash, due from banks and federal funds sold	$37,911	$37,911
Interest-bearing deposits	61,942	61,942
Securities available for sale	517,213	517,213
Loans and leases, net	1,234,893	1,213,983
Accrued interest receivable	6,227	6,227
Financial liabilities:
Deposits	$1,811,673	$1,815,613
Short-term borrowings	20,000	20,676
FHLB advances and long-term debt	70,539	54,096
Accrued interest payable	2,916	2,916

Certain financial instruments and all non-financial instruments are excluded from fair value disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships and deposit base intangibles. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Note 9: Deferred Interest and Dividend Payments

As previously reported, commencing with its April 30, 2012 interest payment, the Company began deferring the payment of quarterly interest payments on both issues of junior subordinated debentures relating to its outstanding trust preferred securities, and, commencing with its May 15, 2012 dividend, the Company has suspended the payment of quarterly cash dividends on its preferred stock issued to the U.S. Treasury. The Company continues to account for these deferred or suspended obligations. Although the Company has suspended the declaration and payment of preferred stock dividends at the present time, net income (loss) available to common shareholders reflects the dividends as if declared because of their cumulative nature. As of March 31, 2012, the cumulative amount of dividends owed to the U.S. Treasury and the cumulative amount of interest due on the subordinated debentures were $312 thousand and $81 thousand, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

BOARD OF DIRECTORS AND SHAREHOLDERS

BANCTRUST FINANCIAL GROUP, INC.

We have audited the accompanying consolidated statements of condition of BancTrust Financial Group, Inc. and subsidiaries (the Company) as of December 31, 2011 and 2010, and the related consolidated statements of income (loss), shareholders’ equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancTrust Financial Group, Inc. and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal controls over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 12, 2012 expressed an adverse opinion thereon.

/s/ Dixon Hughes Goodman LLP

Atlanta, Georgia

April 12, 2012

BancTrust Financial Group, Inc. and Subsidiaries

Consolidated Statements of Condition As of December 31, 2011 and 2010

	December 31,
	2011	2010
	(Dollars and shares in thousands except per share amounts)
ASSETS:
Cash and due from banks	$37,911	$25,852
Interest-bearing deposits	61,942	144,022
Securities available for sale	517,213	425,560
Loans held for sale	2,021	5,129
Loans and leases	1,275,028	1,378,156
Allowance for loan and lease losses	(42,156)	(47,931)

Loans and leases, net	1,232,872	1,330,225

Premises and equipment, net	71,298	75,604
Accrued income receivable	6,227	6,485
Other intangible assets, net	3,519	4,632
Cash surrender value of life insurance	17,654	17,048
Other real estate owned	57,387	82,419
Other assets	23,833	41,172

Total Assets	$2,031,877	$2,158,148

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Deposits
Interest-bearing	$1,554,504	$1,640,102
Non-interest-bearing	257,169	224,703

Total deposits	1,811,673	1,864,805
Short-term borrowings	20,000	20,000
FHLB advances and long-term debt	70,539	92,804
Other liabilities	15,383	16,609

Total Liabilities	1,917,595	1,994,218

SHAREHOLDERS’ EQUITY:
Preferred stock — no par value
Shares authorized — 500
Shares outstanding — 50 in 2011 and 2010	48,730	48,140
Common stock — $.01 par value
Shares authorized — 100,000
Shares issued — 18,210 in 2011 and 17,895 in 2010	182	179
Additional paid in capital	194,636	193,901
Accumulated other comprehensive loss, net	(5,172)	(5,132)
Deferred compensation payable in common stock	949	826
(Accumulated deficit) retained earnings	(121,686)	(70,750)
Less:
Treasury stock, at cost — 256 shares in 2011 and 2010	(2,408)	(2,408)
Common stock held in grantor trust — 182 shares in 2011 and 124 shares in 2010	(949)	(826)

Total shareholders’ equity	114,282	163,930

Total Liabilities and Shareholders’ Equity	$2,031,877	$2,158,148

See accompanying notes to consolidated financial statements.

BancTrust Financial Group, Inc. and Subsidiaries

Consolidated Statements of Income (Loss) For the Years Ended December 31, 2011, 2010 and 2009

	Year Ended December 31,
	2011	2010	2009
	(Dollars and shares in thousands, except per share amounts)
INTEREST REVENUE:
Loans and leases	$67,157	$73,079	$75,559
Investment securities — taxable	13,063	10,522	9,085
Investment securities — non-taxable	89	219	1,040
Interest-bearing deposits	211	256	254

Total interest revenue	80,520	84,076	85,938

INTEREST EXPENSE:
Deposits	15,543	20,355	27,969
FHLB advances and long-term debt	1,787	2,290	3,091
Short-term borrowings	981	1,026	1,015

Total interest expense	18,311	23,671	32,075

Net interest revenue	62,209	60,405	53,863
Provision for loan and lease losses	32,100	12,300	37,375

Net interest revenue after provision for loan and lease losses	30,109	48,105	16,488

NON-INTEREST REVENUE:
Service charges on deposit accounts	6,226	7,221	9,207
Trust revenue	3,557	3,824	3,547
Securities gains, net	3,882	2,369	3,897
Total impairment losses on securities	(1,893)	0	(1,209)
Portion of losses recognized in other comprehensive income	1,693	0	809

Net impairment losses recognized in earnings	(200)	0	(400)
Other income, charges and fees	6,959	6,990	7,051

Total non-interest revenue	20,424	20,404	23,302

NON-INTEREST EXPENSE:
Salaries	21,524	21,713	22,681
Pension and other employee benefits	6,419	6,543	6,362
Furniture and equipment expense	3,454	4,102	4,241
Net occupancy expense	6,214	6,002	6,436
Intangible amortization	1,113	2,195	2,650
Goodwill impairment	0	0	97,367
Loss on other real estate owned	32,398	2,193	11,789
Loss (gain) on sale of other assets	(247)	298	382
ATM processing	976	1,248	1,306
FDIC assessment	3,206	4,110	4,561
Capital raise costs	1,219	0	0
Telephone and data line	1,895	1,756	2,147
Legal	1,269	1,731	1,588
Other real estate carrying cost	1,856	1,975	3,389
Other expense	9,717	9,839	11,215

Total non-interest expense	91,013	63,705	176,114

(Loss) income before income taxes	(40,480)	4,804	(136,324)
Income tax expense (benefit)	7,366	929	(15,029)

Net (loss) income	(47,846)	3,875	(121,295)

Effective preferred stock dividend	3,090	3,033	3,026

Net (loss) income available to common shareholders	$(50,936)	$842	$(124,321)

Basic (loss) earnings per common share	$(2.85)	$.05	$(7.06)

Diluted (loss) income per common share	$(2.85)	$.05	$(7.06)

Weighted-average shares outstanding — basic	17,903	17,639	17,617

Weighted-average shares outstanding — diluted	17,903	17,717	17,617

See accompanying notes to consolidated financial statements.

BancTrust Financial Group, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) For the Years Ended December 31, 2011, 2010 and 2009

(Dollars and shares in thousands, except per share amounts)

	Preferred Stock	Common Stock Shares Issued	Common Stock Par Amount	Additional Paid in Capital	Accumulated Other Comprehensive Loss, Net	Unearned/ Deferred Compensation Payable in Common Stock	Retained Earnings (Accumulated Deficit)	Treasury Stock	Common Stock Held in Grantor Trust	Total
Balance, December 31, 2008	$47,085	17,811	$178	$193,458	$(2,271)	$1,674	$53,346	$(2,408)	$(1,674)	$289,388
Comprehensive (loss):
Net loss							(121,295)			(121,295)
Recognized net periodic pension benefit cost					412					412
Minimum pension liability adjustment, net of taxes					454					454
Net change in fair values of securities available for sale, net of taxes					(2,363)					(2,363)

Total comprehensive (loss)										(122,792)
Dividends declared-common ($.035 per share)							(617)			(617)
Dividends-preferred							(2,507)			(2,507)
Purchase of deferred compensation treasury shares						203			(203)	0
Deferred compensation payable in common stock held in grantor trust						(1,097)			1,097	0
Cost of preferred stock issuance	(17)									(17)
Amortization of preferred stock discount	519						(519)			0
Shares issued under dividend reinvestment plan		14		115						115
Stock compensation expense				228						228
Restricted stock fully vested		65	1	(1)						0

Balance, December 31, 2009	47,587	17,890	179	193,800	(3,768)	780	(71,592)	(2,408)	(780)	163,798
Comprehensive income (loss):
Net income							3,875			3,875
Recognized net periodic pension benefit cost					299					299
Minimum pension liability adjustment, net of taxes					(399)					(399)
Net change in fair values of securities available for sale, net of taxes					(1,264)					(1,264)

Total comprehensive (loss)										2,511

(continued)

BancTrust Financial Group, Inc. and Subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) For the Years Ended December 31, 2011, 2010 and 2009

(Dollars and shares in thousands, except per share amounts)

(continued)

	Preferred Stock	Common Stock Shares Issued	Common Stock Par Amount	Additional Paid in Capital	Accumulated Other Comprehensive Loss, Net	Unearned/ Deferred Compensation Payable in Common Stock	Retained Earnings (Accumulated Deficit)	Treasury Stock	Common Stock Held in Grantor Trust	Total
Dividends-preferred							(2,480)			(2,480)
Purchase of deferred compensation treasury shares						191			(191)	0
Deferred compensation payable in common stock held in grantor trust						(145)			145	0
Amortization of preferred stock discount	553						(553)			0
Shares issued under dividend reinvestment plan				1						1
Stock compensation expense				96						96
Restricted stock fully vested		5		4						4

Balance, December 31, 2010	48,140	17,895	179	193,901	(5,132)	826	(70,750)	(2,408)	(826)	163,930
Comprehensive loss:
Net loss							(47,846)			(47,846)
Recognized net periodic pension benefit cost					279					279
Minimum pension liability adjustment					(6,587)					(6,587)
Net change in fair values of securities available for sale					6,268					6,268

Total comprehensive loss										(47,886)
Dividends-preferred							(2,500)			(2,500)
Purchase of deferred compensation treasury shares						141			(141)	0
Deferred compensation payable in common stock held in grantor trust						(18)			18	0
Amortization of preferred stock discount	590						(590)			0
Common stock issued		297	3	702						705
Stock compensation expense				33						33
Restricted stock fully vested		18								0

Balance, December 31, 2011	$48,730	18,210	$182	$194,636	$(5,172)	$949	$(121,686)	$(2,408)	$(949)	$114,282

See accompanying notes to consolidated financial statements.

BancTrust Financial Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows For the Years Ended December 31, 2011, 2010 and 2009

	Year Ended December 31,
	2011	2010	2009
	(Dollars and shares in thousands, except per share amounts)
OPERATING ACTIVITIES:
Net (loss) income	$(47,846)	$3,875	$(121,295)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities
Depreciation of premises and equipment	4,308	4,920	5,300
Amortization and accretion of premiums and discounts, net	3,076	1,431	199
Amortization of intangible assets	1,113	2,195	2,650
Provision for loan and lease losses	32,100	12,300	37,375
Securities gains, net	(3,882)	(2,369)	(3,897)
Other-than-temporary impairment on securities	200	0	400
Goodwill impairment	0	0	97,367
Stock compensation	33	100	228
Increase in cash surrender value of life insurance	(606)	(608)	(675)
Loss on sales and write-downs of other real estate owned, net	32,398	2,193	11,789
Loss (gain) on sales and write-downs of repossessed and other assets	(247)	298	382
Gain on sale of other loans originated for sale	(800)	(874)	(704)
Deferred income tax expense (benefit)	10,785	(2,619)	(6,743)
Change in operating assets and liabilities:
Loans originated for sale	(52,772)	(70,008)	(79,590)
Loans sold	56,680	68,700	80,274
Accrued income receivable	258	204	1,239
Other assets	6,805	2,544	(20,457)
Increase (decrease) in other liabilities	(7,537)	636	(5,516)

Net cash provided by (used in) operating activities	34,066	22,918	(1,674)

INVESTING ACTIVITIES:
Net (increase) decrease in interest-bearing deposits in other financial institutions	82,080	(121,633)	19,987
Net decrease in loans and leases	52,696	41,393	12,666
Purchases of premises and equipment, net	(2)	(1,351)	(885)
Proceeds from sales of other real estate owned	5,946	4,147	18,103
Proceeds from maturities of securities available for sale	121,141	111,218	70,439
Proceeds from sales of securities available for sale	207,212	107,025	157,161
Purchases of securities available for sale	(413,888)	(383,798)	(268,723)

Net cash (used in) provided by investing activities	55,185	(242,999)	8,748

FINANCING ACTIVITIES:
Net increase (decrease) in deposits	(53,132)	211,370	(9,042)
Net (decrease) increase in short-term borrowings	0	0	(57)
Proceeds from FHLB advances	0	25,000	22,000
Payments on FHLB advances	(22,265)	(25,245)	(22,374)
Dividends paid	(2,500)	(2,480)	(3,008)
Proceeds from issuance of common stock	705	1	1

Net cash provided by (used in) financing activities	(77,192)	208,646	(12,480)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	12,059	(11,435)	(5,406)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	25,852	37,287	42,693

CASH AND CASH EQUIVALENTS AT END OF YEAR	$37,911	$25,852	$37,287

See accompanying notes to consolidated financial statements.

BancTrust Financial Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements For the Years Ended December 31, 2011, 2010 and 2009

Note 1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION — The accompanying consolidated financial statements include the accounts of BancTrust Financial Group, Inc. (the “Company” or “BancTrust”) and its wholly-owned subsidiary, BankTrust, headquartered in Mobile, Alabama (the “Bank”). All significant intercompany accounts and transactions have been eliminated in consolidation. The Bank is engaged in the business of obtaining funds, primarily in the form of deposits, and investing such funds in commercial, installment and real estate loans in the southern two-thirds of Alabama and northwest Florida and in investment securities. The Bank also offers a range of other commercial bank products and services including insurance and investment products and services and trust services.

BASIS OF FINANCIAL STATEMENT PRESENTATION — The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and with general practices within the banking industry. In preparing the financial statements, Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the Consolidated Statement of Condition and revenues and expenses for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term relate to the determination of the allowance for loan and lease losses, the valuation of foreclosed real estate, and the valuation of deferred tax assets.

A substantial portion of the Company’s loans are secured by real estate in the southern two-thirds of Alabama and northwest Florida. Accordingly, the ultimate collectability of that portion of the Company’s loan portfolio is susceptible to changes in market conditions in these areas. The Company’s management team (“Management”) believes that the allowance for losses on loans and leases is adequate. While Management uses available information to recognize losses on loans and leases, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company’s allowance for losses on loans and leases. Such agencies may require the Company to make changes to the allowance based on their judgment about information available to them at the time of their examination.

CASH AND CASH EQUIVALENTS — For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. Federal funds are generally sold for one day periods.

Supplemental disclosures of cash flow information for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011	2010	2009
	(Dollars in thousands)
Cash paid (received) for:
Interest	$19,680	$23,410	$34,759
Income taxes	(6,165)	3,978	(424)
Non-cash transactions:
Transfer of loans to other real estate owned	13,312	36,574	31,175
Dividends paid in common stock	0	0	104
Fair value of restricted stock issued	0	0	50
Minimum pension liability adjustment, net of taxes	(6,587)	(399)	454
Net change in fair values of securities available for sale, net of taxes	6,268	(1,264)	(2,363)

SECURITIES AVAILABLE FOR SALE — Securities available for sale are carried at fair value. Amortization of premiums and accretion of discounts are accounted for using the interest method over the estimated life of the security. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of shareholders’ equity until realized. Securities available for sale may be used as part of the Company’s asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors. The specific identification method is used to compute gains and losses on the sale of these assets.

LOANS AND INTEREST INCOME — Loans are reported at the principal amounts outstanding, adjusted for unearned income, deferred loan origination fees and costs, purchase premiums and discounts, write-downs and the allowance for loan and lease losses. Loan origination fees, net of certain deferred origination costs, and purchase premiums and discounts are recognized as an adjustment to the yield of the related loans using the interest method.

Interest on loans is accrued and credited to income based on the principal amount outstanding.

Loans are considered past due based on the contractual due date. The accrual of interest on loans is discontinued when, in the opinion of Management, there is an indication that the borrower may be unable to meet contractual payments as they become due. Generally, loans 90 days or more past due are placed on non-accrual status unless there is sufficient collateral to assure collectability of principal and interest and the loan is in the process of collection. Upon such discontinuance, all unpaid accrued interest is reversed against current income. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to Management’s judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current and has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Loans held for sale are carried at the lower of aggregate cost or market value.

ALLOWANCE FOR LOAN AND LEASE LOSSES — The allowance for loan and lease losses is maintained at a level considered by Management to be sufficient to absorb losses inherent in the loan and lease portfolio. Loans and leases are charged off against the allowance for loan and lease losses when Management believes that the collection of the principal is unlikely. Subsequent recoveries are added to the allowance. BancTrust’s determination of its allowance for loan and lease losses is determined in accordance with GAAP and regulatory guidance. The amount of the allowance for loan and lease losses and the amount of the provision charged to expense is based on periodic reviews of the portfolio, past loan and lease loss experience, assessment of specific impaired loans, current economic conditions and such other factors which, in Management’s judgment, deserve current recognition in estimating loan and lease losses.

Management has developed and uses a documented systematic methodology for determining and maintaining an allowance for loan and lease losses. A regular, formal and ongoing loan review is conducted to identify loans and leases with unusual risks and probable loss. Management uses the loan and lease review process to stratify the loan and lease portfolios into risk grades. For higher-risk graded loans and leases in the portfolio, Management determines estimated amounts of loss based on several factors, including historical loss experience, Management’s judgment of economic conditions and the resulting impact on higher-risk graded loans and leases, the financial capacity of the borrower, secondary sources of repayment including collateral, and regulatory guidelines. This determination also considers the balance of impaired loans (which are generally considered to be non-performing loans). Specific allowances for impaired loans are based on comparisons of the recorded carrying values of the loans to the present value of these loans’ estimated cash flows discounted at each loan’s effective interest rate, the fair value of the collateral, or the loans’ observable market price. BancTrust’s impaired loans are generally valued at the fair value of the collateral. Recovery of the carrying value of loans is dependent to a great extent on economic, operating and other conditions that may be beyond the Company’s control.

In addition to evaluating probable losses on individual loans and leases, Management also determines probable losses for all other loans and leases that are not individually evaluated. The amount of the allowance for loan and lease losses related to all other loans and leases in the portfolio is determined based on historical and current loss experience, portfolio mix by loan and lease type and by collateral type, current economic conditions, the level and trend of loan and lease quality ratios and such other factors which, in Management’s judgment, deserve current recognition in estimating inherent loan and lease losses. The methodology and assumptions used to determine the allowance are continually reviewed as to their appropriateness given the most recent losses realized and other factors that influence the estimation process. The model assumptions and resulting allowance level are adjusted accordingly as these factors change.

The allowance for loan and lease losses is based in part on the fair value of the real estate and other collateral underlying our collateral-based loans. The “fair value” of collateral is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the date such value is determined. The fair value of real estate collateral is determined by Management, and that determination is necessarily based on assumptions about how market participants would price such real estate collateral. Among the factors that Management considers when making such assumptions and determining fair value are:

•	the expected time period that the Company can hold an asset before being required to sell the asset;

•	the anticipated future recovery of the economy, both in general and within our market areas;

•	investor interest in our assets; and

•	the anticipated future economic development that will occur in our market areas.

PREMISES AND EQUIPMENT — Premises and equipment are stated at cost less accumulated depreciation and amortization. The provision for depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets or terms of the leases, if shorter. The Company periodically evaluates whether events have occurred that indicate that premises and equipment have been impaired. Measurement of any impact of such impairment is based on those assets’ fair values. No impairment losses were recorded in 2011, 2010 or 2009.

OTHER REAL ESTATE OWNED — Assets acquired through, or in lieu of, foreclosure, are held for sale and are initially recorded at fair value less estimated cost to sell at the date of foreclosure, establishing a new cost basis. Principal and interest losses existing at the time of acquisition of such assets are charged against the allowance for loan and lease losses and interest income, respectively. Subsequent to foreclosure, valuations are periodically performed by Management and the assets are carried at the lower of carrying amount or fair value less estimated costs to sell. Revenue and expenses from operations with respect to other real estate owned (“OREO”) and the impact of any subsequent changes in the carrying value are included in other expenses.

The “fair value” of OREO is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the date such value is determined. The fair value of OREO is determined by Management, and that determination is necessarily based on assumptions about how market participants would price such OREO. This analysis is the same as discussed in “Allowance for Loan and Lease Losses” previously in this Note.

ASSETS AVAILABLE FOR SALE — In 2004, the Company purchased a parcel of land which it then sub-divided into three lots. One lot was used as a branch location. The remainder of the land was transferred to assets available for sale. One lot was sold in 2006 and the remainder of the land was sold in 2010. In 2007, the Company acquired two lots in the acquisition of the Peoples BancTrust Company, Inc. purchase that it has transferred to assets available for sale. These lots are reported at the lower of cost or fair value less any cost of disposal. The carrying amount of $249 thousand at December 31, 2011 and $1.056 million at December 31, 2010 is included in other assets.

INCOME TAXES — The Company files a consolidated federal income tax return. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for deferred tax assets that are not expected to be realized.

The Company’s tax positions are recognized as a benefit only if it is “more likely than not” that the tax positions would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50 percent likely to be realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded.

INTANGIBLE ASSETS — Goodwill and intangible assets with indefinite useful lives are not amortized but are tested for impairment annually or if indicators of impairment are present. Measurement of any impairment of such assets is based on the asset’s fair value, with the resulting charge recorded as a loss. In 2009, the Company recognized an impairment loss related to its goodwill of $97.367 million, which was the balance of its goodwill. There were no impairment losses recorded in 2011 or 2010. Core deposit intangible assets acquired prior to the 2007 purchase of The Peoples BancTrust Company were amortized over seven years using the straight-line method which approximates the run-off of those deposits. Core deposit intangible assets acquired in the purchase of The Peoples BancTrust Company are being amortized over their estimated life of 15 years, using an accelerated method which approximates the run-off of those deposits.

TREASURY STOCK — Treasury stock repurchases and sales are accounted for using the cost method.

TRUST DEPARTMENT ASSETS AND INCOME — Assets held by the Trust Department in a fiduciary capacity for customers are not included in the consolidated financial statements. Fiduciary fees on trust accounts are recognized on the accrual basis.

STOCK BASED COMPENSATION — The Company has three incentive stock compensation plans, the South Alabama Bancorporation 1993 Incentive Compensation Plan (the “1993 Plan”), the South Alabama Bancorporation, Inc. 2001 Incentive Compensation Plan (the “2001 Plan”) and the BancTrust Financial Group, Inc. 2011 Incentive Compensation Plan (the “2011 Plan’). The 1993 Plan was terminated in 2001 upon the adoption of the 2001 Plan, and the 2001 Plan was terminated in 2011 upon the adoption of the 2011 Plan. At December 31, 2011, no options were granted and outstanding under the 1993 Plan. At December 31, 2011, options for 70 thousand shares were granted and outstanding under the 2001 Plan. At December 31, 2011, no options for shares had been granted under the 2011 Plan.

The Company may grant stock awards and options for up to 500 thousand shares to employees and directors under the 2011 Plan. Through December 31, 2011, the Company has not granted any stock awards or options under the 2011 Plan. Under the 1993, 2001 and 2011 Plans, the option exercise price equals the stock’s market price at the date of grant. The options vest one year after date of issuance and expire after 10 years. The Company uses the fair-value method for accounting for stock-based employee compensation.

The Company expenses the fair value of options granted over the required service period. At December 31, 2011 and 2010, there was no unrecognized compensation expense related to unvested stock options issued by the Company and in 2011, 2010 and 2009 the Company did not expense any amount related to options granted.

A summary of the status of and changes in the Company’s issuance of restricted stock under the 1993 Plan and the 2001 Plan at December 31, 2011, 2010, and 2009 is as follows:

	2011		2010		2009
	Shares	Weighted- Avg. Fair Value Price Per Share	Shares	Weighted- Avg. Fair-Value Price Per Share	Shares	Weighted- Avg. Fair Value Price Per Share
	(Dollars and shares in thousands except per share amounts)
Outstanding at beginning of year	44	$8.14	51	$9.53	106	$17.05
Granted	0	N/A	0	N/A	14	3.52
Vested	(18)	10.35	(5)	20.95	(65)	20.40
Forfeited	(13)	4.19	(2)	9.43	(4)	10.51

Outstanding at end of year	13	$8.90	44	$8.14	51	$9.53

Restricted stock was issued with a total fair value, which was the average of the closing bid and ask price on the date of issuance, of $50 thousand for the year ended December 31, 2009. The expense for shares issued will be recognized over the required service period. Shares issued in 2009 have a required service period of 3 years for 30 thousand shares, four years for 10 thousand shares and five years for 10 thousand shares. No shares were issued in 2011 or 2010. The resulting pre-tax charge for the years ended December 31, 2011, 2010 and 2009 was approximately $33 thousand, $100 thousand and $228 thousand, respectively. At December 31, 2011, the total compensation expense related to nonvested restricted stock issued by the Company not yet recognized was $21 thousand. The Company will recognize this expense over the remaining weighted-average vesting period of 0.88 years.

A summary of the status of and changes in the stock options granted pursuant to the 1993 Plan, the 2001 Plan and the 2011 Plan at December 31, 2011, 2010, and 2009 is as follows:

	2011		2010		2009
	Shares	Weighted- Avg. Exercise Price Per Share	Shares	Weighted- Avg. Exercise Price Per Share	Shares	Weighted- Avg. Exercise Price Per Share
	(Dollars and shares in thousands except per share amounts)
Outstanding at beginning of year	95	$15.25	108	$14.85	153	$15.13
Granted	0	N/A	0	N/A	0	N/A
Exercised	0	N/A	0	N/A	0	N/A
Forfeited	(25)	11.31	(13)	11.91	(45)	15.80

Outstanding at end of year	70	$16.67	95	$15.25	108	$14.85

Exercisable at end of year	70	$16.67	95	$15.25	108	$14.85

Weighted-average fair value of the options granted		N/A		N/A		N/A

A summary of the stock options outstanding, all of which are exercisable, at December 31, 2011 is as follows:

	Number of Options	Exercise Price Per Share	Remaining Contractual Life	Intrinsic Value Per Share
	(Dollars and shares in thousands except per share amounts)
	2	$9.95	0.04 years	$0.00
	5	11.68	1.07 years	0.00
	24	17.19	2.21 years	0.00
	38	17.23	2.55 years	0.00
	1	21.58	4.30 years	0.00

Total	70	$16.67	2.28 years	$0.00

No stock options were exercised during 2011, 2010 or 2009. The aggregate intrinsic value of the options outstanding, all of which were exercisable, at both December 31, 2011 and 2010 was $0. The aggregate intrinsic value of options outstanding at period-end is the market price of a share of stock on the last day of the period less the weighted-average exercise price times the number of options outstanding. The weighted-average remaining life of exercisable stock options outstanding at December 31, 2011 and 2010 was 2.28 years and 2.45 years, respectively. Shares issued upon exercise of stock options are issued from authorized but unissued shares.

RECLASSIFICATIONS — Certain reclassifications of 2010 and 2009 balances have been made to conform with classifications used in 2011. These reclassifications had no effect on shareholders’ equity or reported net income (loss).

RECENT ACCOUNTING PRONOUNCEMENTS — In January 2010, the Financial Accounting Standards Board (“FASB”) issued an update to the accounting standards for the presentation of fair value disclosures. The new guidance requires disclosures about inputs and valuation techniques for Level 2 and Level 3 fair value measurements, clarifies two existing disclosure requirements and requires two new disclosures as follows: (1) a “gross” presentation of activities (purchases, sales and settlements) within the Level 3 rollforward reconciliation, which will replace the “net” presentation format; and (2) detailed disclosures about the transfers in and out of Level 1 and Level 2 measurements. This guidance is effective for the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 rollforward information, which is required for annual and interim reporting periods beginning after December 15, 2010. The Company adopted the fair value disclosures guidance on January 1, 2010, except for the gross presentation of the Level 3 rollforward information, which was adopted by the Company on January 1, 2011.

In May 2011, the FASB issued an update to the accounting standards relating to fair value measurement for the purpose of amending current guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). This update, which is a joint effort between the FASB and the International Accounting Standards Board (“IASB”), amends existing fair value measurement guidance to converge the fair value measurement guidance in U.S. GAAP and IFRS. This update clarifies the application of existing fair value measurement requirements, changes certain principles in existing guidance and requires additional fair value disclosures. The update permits measuring financial assets and liabilities on a net credit risk basis if certain criteria are met, increases disclosure surrounding company-determined market prices (Level 3) for financial instruments, and also requires the fair value hierarchy disclosure of financial assets and liabilities that are not recognized at fair value in the financial statements, but are included in disclosures at fair value. This update is effective for interim and annual periods beginning after December 15, 2011, is to be applied prospectively, and is not expected to have a significant impact on the Company’s financial statements.

In April 2011, the FASB issued an update to the accounting standards to provide additional guidance to assist creditors in determining whether a restructuring is a troubled debt restructuring (“TDR”). The provisions of this update are effective for the first interim or annual period beginning on or after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring the impairment of newly identified receivables as a result of applying this guidance, an entity should apply the provisions prospectively for the first interim or annual period beginning on or after June 15, 2011. The information required to be disclosed regarding TDRs within the new credit quality disclosures will now be required for interim and annual periods beginning on or after June 15, 2011 as well. The adoption of this standard did not have a material impact on the Company’s financial position and results of operations; however, it increased the amount of disclosures in the notes to the consolidated financial statements.

In June 2011, the FASB issued an update to the accounting standards relating to the presentation of comprehensive income, which allows financial statement issuers to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. Subsequently, in December, 2011, the FASB issued another update to defer the effective date for amendments to the presentation of reclassifications of items out of accumulated other comprehensive income as previously established in the June 2011 update. This update eliminates the option to present the components of other comprehensive income as part of the statement of changes in shareholders’ equity. The amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and are to be applied retrospectively. The provisions of these updates will affect the Company’s financial statement format, but are not expected to impact the Company’s financial condition, results of operations or liquidity.

Note 2. Restrictions on Cash and Due from Bank Accounts

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The average of those reserve balances for the years ended December 31, 2011 and 2010 was approximately $3.1 million and $3.2 million, respectively.

Note 3. Securities Available for Sale

The following summary sets forth the amortized cost and the corresponding fair values of investment securities available for sale at December 31, 2011 and 2010:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
December 31, 2011
U.S. Treasury securities	$507	$6	$0	$513
Obligations of U.S. Government sponsored enterprises	181,624	181	185	181,620
Obligations of states and political subdivisions	1,325	4	0	1,329
Mortgage-backed securities	329,853	4,902	1,004	333,751

Total	$513,309	$5,093	$1,189	$517,213

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
December 31, 2010
U.S. Treasury securities	$400	$5	$0	$405
Obligations of U.S. Government sponsored enterprises	83,537	89	1,193	82,433
Obligations of states and political subdivisions	2,380	22	0	2,402
Mortgage-backed securities	341,648	2,302	3,630	340,320

Total	$427,965	$2,418	$4,823	$425,560

Securities available for sale with a carrying value of approximately $254.042 million and $175.342 million at December 31, 2011 and 2010, respectively, were pledged to secure deposits of public funds and trust deposits.

Proceeds from the sales of securities available for sale were $207.212 million in 2011, $107.025 million in 2010 and $157.161 million in 2009. Gross realized gains on the sale of these securities were $3.882 million in 2011, $2.393 million in 2010 and $3.898 million in 2009, and gross realized losses were $0 in 2011, $24 thousand in 2010 and $1 thousand in 2009.

Maturities of securities available for sale as of December 31, 2011 are as follows:

	Amortized Cost	Fair Value
	(Dollars in thousands)
Due in 1 year or less	$990	$993
Due in 1 to 5 years	12,450	12,499
Due in 5 to 10 years	22,432	22,424
Due in over 10 years	147,584	147,546
Mortgage-backed securities	329,853	333,751

Total	$513,309	$517,213

The following table shows the Company’s combined gross unrealized losses and fair values on investment securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2011 and 2010.

	December 31, 2011
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Obligations of U.S. Government sponsored enterprises	$69,852	$166	$6,207	$19	$76,059	$185
Obligations of states and political subdivisions
Mortgage-backed securities	57,615	268	2,789	736	60,404	1,004

Total	$127,467	$434	$8,996	$755	$136,463	$1,189

	December 31, 2010
	Less than 12 Months		12 Months or More		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(Dollars in thousands)
Obligations of U.S. Government sponsored enterprises	$56,633	$1,193	$0	$0	$56,633	$1,193
Mortgage-backed securities	120,936	2,849	3,556	781	124,492	3,630

Total	$177,569	$4,042	$3,556	$781	$181,125	$4,823

At December 31, 2011, the Company had 12 investment securities that were in an unrealized loss position or impaired for the less than 12 months’ time frame and two investment securities in an unrealized loss position or impaired for the more than 12 months’ time frame. The Company has one bond whose impairment is deemed to be other-than-temporary. All other investment securities’ impairments are deemed by Management to be temporary. All mortgage-backed securities are backed by one-to-four-family mortgages, and approximately

99.4 percent of the mortgage-backed securities represent U.S. Government-sponsored enterprise securities. These securities have fluctuated with the changes in market interest rates on home mortgages. Additionally, the fair value of the only non-U.S. government-sponsored enterprise mortgage-backed security has been negatively affected by liquidity risk considerations and by concerns about potential default and delinquency risk of the underlying individual mortgage loans. The Company has credit support from subordinate tranches of this security, but the Company has concluded that a portion of its unrealized loss position is other-than-temporary. Accordingly, the Company recorded impairment charges related to potential credit loss of $400 thousand in 2009 and $200 thousand in 2011 on this security. No impairment charges were recorded in 2010. The amount related to credit loss was determined based on a discounted cash flow method that takes into account several factors including default rates, prepayment rates, delinquency rates, and foreclosure and loss severity of the underlying collateral. Changes in these factors in the future could result in an increase in the amount deemed to be credit-related other-than-temporary impairment which would result in the Company recognizing additional impairment charges to earnings for this security. Additionally, the Company has recorded $736 thousand and $781 thousand in accumulated other comprehensive loss (pretax) related to this security at December 31, 2011 and 2010, respectively. Management will continue to closely monitor this security. The security has an estimated fair value of $2.789 million and represents 97.5 percent of the unrealized losses at December 31, 2011 in the greater than 12 months category. The fair value of obligations of U.S. government sponsored enterprises and obligations of state and political subdivisions has changed as a result of current market conditions and not because of credit concerns related to the issuers of the securities. The Company does not believe any non-credit other-than-temporary impairments exist related to these investment securities. As of December 31, 2011, there was no intent to sell any of the securities classified as available for sale. Furthermore, it is not likely that the Company will have to sell such securities before a recovery of the carrying value.

The following table summarizes the changes in the amount of credit losses on the Company’s investment securities recognized in earnings for the years ended December 31, 2011, 2010 and 2009:

	December 31,
	2011	2010	2009
	(Dollars in thousands)
Beginning balance of credit losses previously recognized in earnings	$400	$400	$0
Amount related to credit loss for securities for which an other-than-temporary impairment was not previously recognized in earnings	0	0	400
Amount related to credit loss for securities for which an other-than-temporary impairment was recognized in earnings	200	0	0

Ending balance of cumulative credit losses recognized in earnings	$600	$400	$400

Note 4. Loans, Leases and Other Real Estate Owned

A summary of loans and leases follows:

	December 31,
	2011	2010
	(Dollars in thousands)
Commercial, financial and agricultural:
Commercial and industrial	$278,032	$279,422
Agricultural	1,028	3,450
Equipment leases	12,814	19,407

Total commercial, financial and agricultural	291,874	302,279

Commercial real estate:
Commercial construction, land and land development	250,859	315,079
Other commercial real estate	424,690	417,700

Total commercial real estate	675,549	732,779

Residential real estate:
Residential construction	13,509	20,745
Residential mortgage	245,180	263,472

Total residential real estate	258,689	284,217

Consumer, installment and single pay:
Consumer	44,713	54,934
Other	6,265	9,849

Total consumer, installment and single pay	50,978	64,783

Total loans and leases	1,277,090	1,384,058
Less unearned discount leases	(1,173)	(2,032)
Less deferred cost (unearned loan fees), net	1,132	1,259

Total loans and leases, net	$1,277,049	$1,383,285

The category commercial, financial and agricultural includes commercial equipment leases of $12.814 million at December 31, 2011 and $19.407 million at December 31, 2010. These leases were acquired in the acquisition of The Peoples Bank and Trust Company.

Loans include loans held for sale of $2.021 million at December 31, 2011 and $5.129 million at December 31, 2010 which are accounted for at the lower of cost or market value, in the aggregate.

In the normal course of business, the Bank makes loans to directors, executive officers, significant shareholders and their affiliates (related parties). Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to BancTrust, and in Management’s opinion do not involve more than the normal risk of collectability. The aggregate dollar amount of these loans was $43.730 million at December 31, 2011 and $42.287 million at December 31, 2010. During 2011, $118.683 million of new related party loans and advances were made, and principal repayments totaled $117.240 million. Outstanding commitments to extend credit to related parties totaled $13.949 million at December 31, 2011.

The following section describes the composition of the various loan categories in our loan portfolio and discusses management of risk in these categories.

Commercial and Industrial loans, or C and I loans, include loans to commercial customers for use in business to finance working capital needs, equipment purchases or other expansion projects. These credits may be loans and lines to financially strong borrowers, secured by inventories, equipment or receivables, or secured in whole or in part by real estate unrelated to the principal purpose of the loan, and are generally guaranteed by the principals of the borrower. Variable rate loans in this portfolio have interest rates that are periodically adjusted. Risk is minimized in this portfolio by requiring adequate cash flow to service the debt and the personal guaranties of principals of the borrowers. The portfolio of C and I loans decreased $1.390 million, or 0.5 percent, from December 31, 2010 to December 31, 2011, primarily as a result of paydowns.

Agricultural loans include loans to fund seasonal production and longer term investments in land, buildings, equipment and breeding stock. The repayment of agricultural loans is dependent on the successful production and marketing of a product. Risk is minimized in this portfolio by performing a review of the borrower’s financial data and cash flow to service the debt, and by obtaining personal guaranties of principals of the borrower. This type of lending represents $1.028 million, or less than one percent, of the total loan portfolio. The portfolio of agricultural loans decreased $2.422 million, or 70.2 percent, from December 31, 2010 to December 31, 2011, as a result of paydowns.

Equipment Leases include leases that were acquired during the acquisition of The Peoples Bank and Trust Company. BankTrust is not actively engaged in equipment leasing. These leases paid down $6.593 million, or 34.0 percent, from December 31, 2010 to December 31, 2011. Management does not believe this portfolio represents a significant credit risk, since these loans are secured by the equipment being leased and are the lessees continue to maintain a strong level of creditworthiness.

Commercial Real Estate loans include commercial construction, land loans, and land development loans, and other commercial real estate loans.

Commercial construction, land and land development loans include loans for the development of residential housing projects, loans for the development of commercial and industrial use property and loans for the purchase and improvement of raw land. These loans are secured in whole or in part by the underlying real estate collateral and are generally guaranteed by the principals of the borrower. The Bank’s lenders work to cultivate long-term relationships with established developers. The Bank disburses funds for construction projects as pre-specified stages of construction are completed. The portfolio of commercial construction loans decreased $64.220 million, or 20.4 percent, from December 31, 2010 to December 31, 2011, primarily as a result of chargeoffs, foreclosures and paydowns.

Commercial real estate loans include loans secured by commercial and industrial properties, apartment buildings, office or mixed-use facilities, strip shopping centers and other commercial property. These loans are generally guaranteed by the principals of the borrower. The portfolio of commercial real estate loans increased $6.990 million, or 1.67 percent, from December 31, 2010 to December 31, 2011, primarily as a result of the completion of one large construction project and conversion of the underlying debt from a commercial construction loan to a commercial real estate loan.

Risk is minimized in this portfolio by requiring a review of the borrower’s financial data and verification of the borrower’s income prior to making a commitment to fund the loan. Personal guaranties are obtained for substantially all construction loans to builders. Personal financial statements of guarantors are obtained as part of the loan underwriting process. For construction loans, regular site inspections are performed upon completion of each construction phase, prior to advancing additional funds for additional phases. Commercial construction and commercial real estate lending has been curtailed over the past three years as a result of a combination of factors, including a decline in demand, lack of qualified borrowers and regulatory pressures on all banks to curtail lending in the commercial real estate market.

Residential Construction loans include loans to individuals for the construction of their residences, either primary or secondary, where the borrower is the owner and independently engages the builder. Residential construction loans also include loans to builders for the construction of one-to-four family residences whereby the collateral, a proposed single family dwelling, is the primary source of repayment. These loans are made to builders to finance the construction of homes that are either pre-sold or those that are built on a speculative basis, although speculative lending in this category has been strictly limited and controlled over the past two to three years. Loan proceeds are to be disbursed incrementally as construction is completed. The portfolio of residential construction loans decreased $7.236 million, or 34.9 percent, from December 31, 2010 to December 31, 2011, primarily as a result of paydowns.

Residential Mortgage loans include conventional mortgage loans on one-to-four family residential properties. These properties may serve as the borrower’s primary residence, vacation home or investment property. We sell the majority of our residential mortgage loans originated with terms to maturity of 15 years or greater in the secondary market. We generally originate fixed and adjustable rate residential mortgage loans using secondary market underwriting and documentation standards. Also included in this portfolio are home equity loans and lines of credit. This type of lending, which is secured by a first or second mortgage on the borrower’s residence, allows customers to borrow against the equity in their home. Risk is minimized in this portfolio by reviewing the borrower’s financial data and ability to meet both existing financial obligations and the proposed loan obligation, and by verification of the borrower’s income. The portfolio of residential mortgage loans decreased $18.292 million, or 6.9 percent, from December 31, 2010 to December 31, 2011, primarily as a result of paydowns, foreclosures and charge-offs.

Consumer loans include a variety of secured and unsecured personal, loans including automobile loans, marine loans, loans for household and personal purpose, and all other direct consumer installment loans. Risk is minimized in this portfolio by reviewing the borrower’s financial data, ability to meet existing obligations and the proposed loan obligation, and verification of the borrower’s income. The portfolio of consumer loans decreased $10.221 million, or 18.6 percent, from December 31, 2010 to December 31, 2011, primarily as a result of paydowns. Repossessions and chargeoffs have been minimal in this portfolio since December 31, 2010.

Other loans comprise primarily loans to municipalities to fund operating expenses due to timing differences and capital projects. The portfolio of other loans decreased $3.584 million, or 36.4 percent, from December 31, 2010 to December 31, 2011, as a result of paydowns.

NON-ACCRUAL LOANS. At December 31, 2011 and 2010, non-accrual loans, which includes non-accruing restructured loans, totaled $96.592 million and $103.084 million, respectively. The amount of interest income that would have been recorded, if these non-accrual loans had been current in accordance with their original terms, was $5.936 million in 2011, $5.735 million in 2010, and $7.344 million in 2009. The amount of interest income actually recognized on these loans was $614 thousand in 2011, $724 thousand in 2010 and $1.567 million in 2009. At December 31, 2011 and 2010, performing restructured loans totaled $7.253 million and $3.430 million, respectively. There was no material effect on interest income recognition as a result of the modification of these loans.

Non-accrual loans decreased from December 31, 2010 to December 31, 2011 primarily as a result of loan charge-offs. Subprime residential loans are not included in the following table as the Bank does not engage in subprime lending. Year-end non-accrual loans, segregated by class of loans, were as follows:

LOANS ON NON-ACCRUAL

	December 31,
	2011	2010
	(Dollars in thousands)
Non-accrual loans:
Commercial, financial and agricultural	$2,372	$3,883
Commercial real estate:
Construction, land and land development	59,382	69,349
Other	15,275	10,105
Consumer	651	477
Residential:
Construction	497	1,864
Mortgage	18,415	17,406

Total non-accrual loans	$96,592	$103,084

An age analysis of past due loans, segregated by class of loans, as of December 31, 2011 and 2010, was as follows:

AGE ANALYSIS OF PAST DUE LOANS

December 31, 2011

(Dollars in thousands)
	30-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans over 90 days and accruing
Loans:
Commercial, financial and agricultural	$2,288	$2,372	$4,660	$287,214	$291,874	$0
Commercial real estate:
Construction, land and land development	1,493	59,382	60,875	189,984	250,859	0
Other	3,687	15,275	18,962	405,728	424,690	0
Consumer	546	651	1,197	49,781	50,978	0
Residential:
Construction	0	497	497	13,012	13,509	0
Mortgage	5,954	18,663	24,617	220,563	245,180	248

Total	$13,968	$96,840	$110,808	$1,166,282	$1,277,090	$248

December 31, 2010

(Dollars in thousands)
	30-89 days past due	Greater than 90 days past due	Total past due	Current	Total loans	Loans over 90 days and accruing
Loans:
Commercial, financial and agricultural	$1,088	$3,883	$4,971	$297,308	$302,279	$0
Commercial real estate:
Construction, land and land development	3,002	69,349	72,351	242,728	315,079	0
Other	5,608	10,105	15,713	401,987	417,700	0
Consumer	667	477	1,144	63,639	64,783	0
Residential:
Construction	0	1,864	1,864	18,881	20,745	0
Mortgage	2,690	17,406	20,096	243,376	263,472	0

Total	$13,055	$103,084	$116,139	$1,267,919	$1,384,058	$0

IMPAIRED LOANS. Loans are considered impaired when, based on current information, it is probable that all amounts contractually due, including scheduled principal and interest payments, are not likely to be collected. Factors considered by management in determining if a loan is impaired include payment status, probability of collecting scheduled principal and interest payments when due and value of collateral for collateral dependent loans. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. All loans placed on non-accrual status are considered to be impaired. If a loan is impaired, a specific valuation allowance is allocated, if necessary, based on the present value of estimated future cash flows using the loan’s existing rate, or the fair value of the collateral if repayment is expected solely from the collateral. Impaired loans, or portions thereof, are charged off when deemed uncollectible.

At December 31, 2011 and 2010, the recorded investments in loans that were considered to be impaired were $96.423 million and $100.835 million, respectively. Included in this amount is $30.549 million in 2011 and $66.539 million in 2010 of impaired loans for which the related allowance for loan losses is $7.315 million in 2011 and $17.044 million in 2010. The amounts of impaired loans that did not have specific allowances for loan losses were $65.874 million in 2011 and $34.296 million in 2010. Partial charge-offs of impaired loans that did not have specific allowances for loan losses were $25.624 million in 2011 and $2.183 million in 2010. Management continued its process of charging off specific loan loss reserve allocations on impaired loans, with a significant portion of these charge-offs occurring in the Fourth Quarter of 2011. The average recorded investment amounts in impaired loans during the years ended December 31, 2011, 2010 and 2009 were approximately $103.872 million, $107.642 million and $115.569 million, respectively.

IMPAIRED LOANS

December 31, 2011

(Dollars in thousands)
	Unpaid Principal Balance	Partial Charge- offs to Date	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired Loans:

With no related allowance recorded:
Commercial, financial and agricultural	$831	$360	$471	$0	$652	$7
Commercial real estate construction, land and land development	60,974	21,233	39,741	0	28,959	200
Commercial real estate other	18,073	2,235	15,838	0	11,180	372
Consumer	0	0	0	0	0	0
Residential construction	128	0	128	0	790	0
Residential mortgage	11,492	1,796	9,696	0	8,645	59

Total	91,498	25,624	65,874	0	50,226	638

With a related allowance recorded:
Commercial, financial and agricultural	1,618	696	922	206	1,252	5
Commercial real estate construction, land and land development	23,668	2,488	21,180	4,446	41,023	156
Commercial real estate other	2,798	0	2,798	333	4,562	68
Consumer	125	6	119	60	183	0
Residential construction	369	0	369	11	441	0
Residential mortgage	5,255	94	5,161	2,259	6,185	36

Total	33,833	3,284	30,549	7,315	53,646	265

Total commercial	107,962	27,012	80,950	4,985	87,628	808

Total consumer	125	6	119	60	183	0

Total residential	17,244	1,890	15,354	2,270	16,061	95

Total Impaired Loans	$125,331	$28,908	$96,423	$7,315	$103,872	$903

IMPAIRED LOANS

December 31, 2010

(Dollars in thousands)
	Unpaid Principal Balance	Partial Charge- offs to Date	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
Impaired Loans:
With no related allowance recorded:
Commercial, financial and agricultural	$878	$0	$878	$0	$1,037	$40
Commercial real estate construction, land and land development	19,851	1,351	18,500	0	23,430	95
Commercial real estate other	6,159	0	6,159	0	9,097	94
Consumer	0	0	0	0	0	0
Residential construction	1,787	0	1,787	0	1,565	10
Residential mortgage	7,804	832	6,972	0	5,515	49

Total	36,479	2,183	34,296	0	40,644	288

With a related allowance recorded:
Commercial, financial and agricultural	2,292	0	2,292	1,140	2,852	1
Commercial real estate construction, land and land development	52,928	3,317	49,611	13,121	46,993	276
Commercial real estate other	6,749	0	6,749	636	7,336	198
Consumer	53	0	53	27	50	3
Residential construction	726	0	726	68	741	0
Residential mortgage	7,184	76	7,108	2,052	9,026	49

Total	69,932	3,393	66,539	17,044	66,998	527

Total commercial	88,857	4,668	84,189	14,897	90,745	704

Total consumer	53	0	53	27	50	3

Total residential	17,501	908	16,593	2,120	16,847	108

Total Impaired Loans	$106,411	$5,576	$100,835	$17,044	$107,642	$815

CREDIT QUALITY INDICATORS. A risk grading matrix is utilized to assign a risk grade to each loan. Loans are graded on a scale of 1 to 9. A description of the general characteristics of the 9 risk grades follows:

•

Grades 1 and 2 – These grades include “excellent” loans which are virtually risk-free and are secured by cash-equivalent instruments or readily marketable collateral, or are within guidelines to borrowers with liquid financial statements. These loans have excellent sources of repayment with no significant identifiable risk of collection, and conform in all respects to Bank policy, guidelines, underwriting standards and regulations.

•

Grade 3 – This grade includes “guideline” loans that have excellent sources of repayment, with no significant identifiable risk of collection, and that conform to Bank policy, guidelines, underwriting standards and regulations. These loans have documented historical cash flow that meets or exceeds minimum guidelines and have adequate secondary sources to repay the debt.

•

Grade 4 – This grade includes “satisfactory” loans that have adequate sources of repayment with little identifiable risk of collection. These loans generally conform to Bank policy, guidelines and underwriting standards with limited exceptions that have been adequately mitigated by other factors, and they have documented historical cash flow that meets or exceeds minimum guidelines and adequate secondary sources to repay the debt.

•

Grade 5 – This grade includes “low satisfactory” loans that show signs of weakness in either adequate sources of repayment or collateral, but have demonstrated mitigating factors that minimize the risk of delinquency or loss. These loans have additional exceptions to Bank policy, guidelines or underwriting standards that have been properly mitigated by other factors, unproved or insufficient primary sources of repayment that appear sufficient to service the debt at the time, or marginal or unproven secondary sources to repay the debt.

Consumer loans with grades 1 through 5 are identified as “Pass.”

•

Grade 6 – This grade includes “special mention” loans that are currently protected but are potentially weak. These loans have potential or actual weaknesses that may weaken the asset or inadequately protect the Bank’s credit position at some future date. These loans may have well-defined weaknesses in the primary repayment source but are protected by the secondary source of repayment.

•

Grade 7 – This grade includes “substandard” loans that are inadequately protected by the current sound worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified must have a well-defined weakness or weaknesses that jeopardize the repayment of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

•

Grade 8 – This grade includes “doubtful” loans that have all the weaknesses inherent in those classified as substandard with the added characteristic that the weaknesses make collection or repayment in full, on the basis of currently known facts, conditions, and values, highly questionable and improbable.

•

Grade 9 – This grade includes “loss” loans that are considered uncollectible and of such little value that their continued reporting as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be realized in the future.

The Bank did not have any loss (grade 9) loans at December 31, 2011 or December 31, 2010.

The tables below set forth credit exposure for the commercial and consumer residential portfolio based on internally assigned grades, and the consumer portfolio based on payment activity, at December 31, 2011 and 2010. These tables reflect continuing issues with credit quality in the construction, land and land development portfolio. The total consumer loan portfolio declined from December 31, 2010 to December 31, 2011 as a result of a decrease in consumer loan demand caused primarily by standardization of consumer loan pricing within the Company.

COMMERCIAL CREDIT EXPOSURE CREDIT RISK PROFILE BY INTERNALLY ASSIGNED GRADE

	Commercial, Financial and Agricultural		Commercial Real Estate-Construction, Land and Land Development		Commercial Real Estate-Other
	December 31,
	2011	2010	2011	2010	2011	2010
	(Dollars in thousands)
Grade:
Excellent	$6,299	$6,587	$281	$296	$1,520	$2,345
Guideline	72,836	84,378	18,346	21,450	99,354	118,051
Satisfactory	74,984	77,401	21,721	18,824	116,696	130,520
Low satisfactory	110,891	107,207	83,910	129,242	164,826	130,016
Special mention	14,833	15,700	9,107	17,811	12,996	11,980
Substandard	12,031	10,980	117,494	127,456	29,298	24,766
Doubtful	0	26	0	0	0	22
Loss	0	0	0	0	0	0

Total	$291,874	$302,279	$250,859	$315,079	$424,690	$417,700

CONSUMER RESIDENTIAL CREDIT EXPOSURE

CREDIT RISK PROFILE BY INTERNALLY ASSIGNED GRADE

	Residential - Construction		Residential — Prime
	December 31,
	2011	2010	2011	2010
	(Dollars in thousands)
Grade:
Pass	$13,012	$18,881	$205,700	$222,943
Special mention	0	0	8,841	10,334
Substandard	497	1,864	30,452	30,100
Doubtful	0	0	187	95

Total	$13,509	$20,745	$245,180	$263,472

CONSUMER CREDIT EXPOSURE

CREDIT RISK PROFILE BASED ON PAYMENT ACTIVITY

	Consumer
	December 31,
	2011	2010
	(Dollars in thousands)
Grade:
Performing	$50,327	$64,306
Non-performing	651	477

Total	$50,978	$64,783

The following table sets forth certain information with respect to the Company’s recorded investment in loans and the allocation of the Company’s allowance for loan and lease losses, charge-offs and recoveries by loan category for the years ended December 31, 2011 and 2010. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

ALLOWANCE FOR LOAN AND LEASE LOSSES AND RECORDED INVESTMENT IN LOANS

December 31, 2011

(Dollars in thousands)
	Commercial, Financial and Agricultural	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses –
Balance at beginning of year	$5,429	$31,431	$6,669	$890	$3,512	$47,931
Charge-offs	2,415	33,990	2,362	458	0	39,225
Recoveries	586	523	95	146	0	1,350
Provision charged to operating expense	1,551	25,316	3,312	5	1,916	32,100

Allowance for loan and lease losses – Balance at end of year	$5,151	$23,280	$7,714	$583	$5,428	$42,156

Period-end amount allocated to:
Loans individually evaluated for impairment	$206	$4,779	$2,270	$60	$0	$7,315
Other loans not individually evaluated	4,945	18,501	5,444	523	5,428	34,841

Ending balance	$5,151	$23,280	$7,714	$583	$5,428	$42,156

Loans individually evaluated for impairment	$1,393	$79,557	$15,354	$119	$0	$96,423
Other loans not individually evaluated	290,481	595,992	243,335	50,859	0	1,180,667

Ending balance	$291,874	$675,549	$258,689	$50,978	$0	$1,277,090

December 31, 2010

(Dollars in thousands)
	Commercial, Financial and Agricultural	Commercial Real Estate	Residential	Consumer	Unallocated	Total
Allowance for loan and lease losses –
Balance at beginning of year	$5,631	$29,926	$6,593	$1,006	$2,749	$45,905
Charge-offs	1,085	6,196	3,082	603	0	10,966
Recoveries	196	101	55	340	0	692
Provision charged to operating expense	687	7,600	3,103	147	763	12,300

Allowance for loan and lease losses – Balance at end of year	$5,429	$31,431	$6,669	$890	$3,512	$47,931

Period-end amount allocated to:
Loans individually evaluated for impairment	$1,140	$13,757	$2,120	$27	$0	$17,044
Other loans not individually evaluated	4,289	17,674	4,549	863	3,512	30,887

Ending balance	$5,429	$31,431	$6,669	$890	$3,512	$47,931

Loans individually evaluated for impairment – ending balance	$3,170	$81,019	$16,593	$53	$0	$100,835
Other loans not individually evaluated	299,109	651,760	267,624	64,730	0	1,283,223

Ending balance	$302,279	$732,779	$284,217	$64,783	$0	$1,384,058

TROUBLED DEBT RESTRUCTURINGS. The following table presents a breakdown of TDRs that occurred during the year ended December 31, 2011 by loan class and whether the loan remains on accrual or nonaccrual status. All of the TDRs that occurred during the time periods presented below included concessions relating to extended payment terms. No concessions were made to lower interest rates to a below market rate.

(Dollars in thousands)	Year Ended December 31, 2011
	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Accruing Loans
Commercial, financial and agricultural	0	$0	$0
Commercial real estate:
Commercial construction, land and land development	1	1,973	1,973
Other commercial real estate	3	3,055	3,055
Residential:
Residential construction	0	0	0
Residential mortgage	5	785	785
Consumer	2	14	14

Total	11	$5,827	$5,827

Nonaccrual Loans
Commercial, financial and agricultural	1	$30	$30
Commercial real estate:
Commercial construction, land and land development loans	1	23	23
Other commercial real estate	1	2,518	2,518
Residential:
Residential construction	0	0	0
Residential mortgage	0	0	0
Consumer	4	40	40

Total	7	$2,611	$2,611

Total
Commercial, financial and agricultural	1	$30	$30
Commercial real estate:
Commercial construction, land and land development	2	1,996	1,996
Other commercial real estate	4	5,573	5,573
Residential:
Residential construction	0	0	0
Residential mortgage	5	785	785
Consumer	6	54	54

Total	18	$8,438	$8,438

During the year ended December 31, 2011, there were no TDRs made that subsequently defaulted during the period. Once a loan has been modified as a TDR, it is considered an impaired loan. A specific valuation allowance is allocated to that loan in the allowance for loan and lease losses, if necessary, based on the present value of estimated future cash flows using the loan’s existing rate, or the fair value of the collateral if repayment is expected solely from the collateral.

The following table presents the total recorded investment in loans that prior to adoption of Accounting Standards Update No. 2011-02 would not have been considered impaired loans, for the year ended December 31, 2011. These loans represent accruing TDRs for which an extended payment term concession was granted.

(Dollars in thousands)	Year Ended December 31, 2011
	Number of Loans	Recorded Investment	Loan Loss Reserve Allocation
Commercial, financial and agricultural	0	$0	$0
Commercial real estate:
Commercial construction, land and land development	0	0	0
Other commercial real estate	2	4,546	205
Residential:
Residential construction	0	0	0
Residential mortgage	0	0	0
Consumer	0	0	0

Total	2	$4,546	$205

OTHER REAL ESTATE OWNED. A summary of other real estate owned follows:

	December 31,
	2011	2010
	(Dollars in thousands)
Construction, land development, lots and other land	$46,565	$71,097
1-4 family residential properties	4,118	4,390
Multi-family residential properties	1,817	3,499
Non-farm non-residential properties	4,887	3,433

Total other real estate owned	$57,387	$82,419

The Company carries its other real estate owned at the estimated fair value less any cost to dispose. Since 2007, there has been a substantial slowdown in the real estate markets across the U.S., including in the markets where the Company does business. This slowdown, together with other factors (as discussed in Note 1, above) have resulted in a substantial decrease in the value of the Company’s other real estate owned. This decrease in value has materially and adversely affected the Company’s earnings and capital. If real estate values in the Company’s markets remain depressed or decline further, the Company could experience further adverse effects. Other real estate owned activity is summarized as follows:

	December 31,
	2011	2010
	(Dollars in thousands)
Balance at the beginning of the year	$82,419	$52,185
Loan foreclosures	13,312	36,574
Property sold	(5,946)	(4,147)
Losses on sale and write-downs	(32,398)	(2,193)

Balance at the end of the year	$57,387	$82,419

Note 5. Allowance for Loan and Lease Losses

Activity in the allowance for loan and lease losses during 2011, 2010 and 2009 was as follows:

	2011	2010	2009
	(Dollars in thousands)
Balance at the beginning of the year	$47,931	$45,905	$30,683
Provision charged to operating expense	32,100	12,300	37,375
Loans charged off	(39,225)	(10,966)	(23,387)
Recoveries	1,350	692	1,234

Balance at the end of the year	$42,156	$47,931	$45,905

Note 6. Premises and Equipment

Premises and equipment are summarized as follows:

	Estimated Lives	December 31,
		2011	2010
	(Dollars in thousands)
Land and land improvements		$21,819	$22,374
Bank buildings and improvements	7-40 years	60,916	62,228
Furniture, fixtures and equipment	3-10 years	17,694	17,119
Leasehold improvements	Lesser of lease period or estimated useful life	950	2,544

Total		101,379	104,265
Less accumulated depreciation and amortization		30,081	28,661

Premises and equipment, net		$71,298	$75,604

The provision for depreciation and amortization charged to operating expense was $4.308 million in 2011, $4.920 million in 2010 and $5.300 million in 2009.

Note 7. Goodwill and Intangible Assets

The Company had no goodwill on its Statement of Condition at December 31, 2011 or 2010. During 2009, the Company determined that all of its goodwill was impaired, and, therefore, the Company recorded a charge of $97.367 million to write off all of its goodwill.

Management tests goodwill for impairment on an annual basis, or more often if events or circumstances indicate there may be impairment. If the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, the Company would recognize an impairment loss in an amount equal to that excess.

The Company completed its annual test of goodwill for impairment as of September 30, 2008 which test indicated that none of the Company’s goodwill was impaired. Management updated its test for impairment of goodwill at December 31, 2008, in response to the decline in the price of our common stock and net earnings in the fourth quarter of 2008. The results of this test indicated that none of the Company’s goodwill was impaired. At March 31, 2009, in response to an additional decline in the price of our common stock and the net loss in the first quarter of 2009, Management again tested for impairment of goodwill. The results of this test indicated that none of the Company’s goodwill was impaired.

At June 30, 2009, the Company again tested its goodwill for impairment in response to the further decline in the value of the Company’s stock and the net loss in the second quarter of 2009. The fair value of our enterprise at June 30, 2009 was determined using two methods. The first was a market approach based on the actual market capitalization of the Company, adjusted for a control premium. The second was an income approach based on discounted cash flow models with estimated cash flows based on internal forecasts of net income. Both methods were used to estimate the fair value of the Company, and these methodologies were materially and fundamentally consistent with our assessments prior to 2009. These two methods provided a range of valuations that Management used in evaluating goodwill for possible impairment. At March 31, 2009 and June 30, 2009, Management determined that the carrying amount of the Company’s sole reporting unit exceeded its fair value, and Management performed a second step analysis to compare the implied fair value of the reporting unit’s goodwill with the carrying amount of that goodwill. The results of this second step analysis at March 31, 2009, supported the carrying amount of our goodwill, and, therefore, no impairment loss was recorded at March 31, 2009. The results of this second step analysis at June 30, 2009, indicated that all of the Company’s goodwill was impaired, and, therefore, the Company recorded a charge of $97.367 million in the second quarter of 2009 to write off all of its goodwill.

The Company’s stock price at March 31, 2009, was $6.31 per share. At June 30, 2009, the Company’s stock price had declined 53 percent to $2.98 per share. Additionally, the average stock price for the quarter had declined 38 percent from $8.06 per share from the first quarter of 2009 to $4.97 per share for the second quarter of 2009. The values determined using the discounted cash flow model decreased by approximately $79.5 million from March 31, 2009 to June 30, 2009, primarily as a result of the increase in the projected loss for the year 2009 and the use of a higher discount rate. The Company used a higher discount rate of 19.49 percent at June 30, 2009 versus 16.00 percent at March 31, 2009 for the June 30, 2009 testing to compensate for increased risk because of the higher levels of non-performing loans, higher loan charge-offs and the continued weakness in our Florida market. These decreases led to a lower estimated fair value of equity at June 30, 2009 compared to March 31, 2009.

The Company’s methodology for its step 1 testing in 2009 was consistent with tests performed in 2008, subject only to minor refinements each quarter. These refinements had no material impact on the analysis. The Company performed two step 2 tests in 2009, once at the end of the first quarter and again at the end of the second quarter. The Company used similar assumptions and methodologies in each of these tests.

The Company’s intangible assets subject to amortization were $3.519 million at December 31, 2011 and $4.632 million at December 31, 2010 with an original cost of $16.450 million at both December 31, 2011 and 2010 and with accumulated amortization of $12.931 million at December 31, 2011 and $11.818 million at December 31, 2010. Amortization expense for core deposit intangible assets for the years ended December 31, 2011, 2010 and 2009 was $1.113 million, $2.195 million and $2.650 million, respectively. Intangible assets totaling $5.241 million were amortized over seven years and were fully amortized at December 31, 2011 and 2010. Intangible assets totaling $11.209 million are amortized over fifteen years, with a remaining amortization period of eleven years.

At December 31, 2011, the Company’s core deposits amortization expense is projected to be:

(Dollars in thousands)
2012	$861
2013	$668
2014	$521
2015	$406
2016	$314
2017-2022	$749

Note 8. Derivatives

Management reviewed all interest rate lock commitments outstanding at December 31, 2011 and determined that the amount that would have been recognized in earnings is not material.

Note 9. Deposits

The following summary presents the detail of interest-bearing deposits:

	December 31,
	2011	2010
	(Dollars in thousands)
Interest-bearing checking accounts	$328,678	$308,666
Savings accounts	136,281	141,738
Money market savings accounts	229,521	196,340
Time deposits ($100,000 or more)	447,792	528,656
Other time deposits	412,232	464,702

Total	$1,554,504	$1,640,102

The following summary presents the detail of interest expense on deposits:

	December 31,
	2011	2010	2009
	(Dollars in thousands)
Interest-bearing checking accounts	$921	$1,129	$1,355
Savings accounts	546	870	947
Money market savings accounts	1,334	1,396	1,734
Time deposits ($100,000 or more)	6,729	9,173	12,529
Other time deposits	6,013	7,787	11,404

Total	$15,543	$20,355	$27,969

The following table reflects maturities of time deposits at December 31, 2011:

	Less Than 1 Year	1 to 5 Years	6 to 10 Years	Total
	(Dollars in thousands)
$100,000 or more	$378,878	$63,944	$4,970	$447,792
Other time deposits	348,988	57,184	6,060	412,232

Total	$727,866	$121,128	$11,030	$860,024

Note 10. Short-Term Borrowings

The Company classifies borrowings with original maturities of less than one year as short-term borrowings.

The following is a summary of short-term borrowings:

	December 31,
	2011	2010
	(Dollars in thousands)
Silverton Note	$20,000	$20,000

Total	$20,000	$20,000

Weighted-average interest rate at year-end	5.27%	4.76%
Weighted-average interest rate on amounts outstanding during the year (based on average of daily balances)	4.91%	5.13%

Information concerning the Silverton Note is summarized as follows:

	2011	2010	2009
	(Dollars in thousands)
Average balance during the year	$20,000	$20,000	$20,005
Average interest rate during the year	4.91%	5.13%	5.07%
Maximum month-end balances during the year	$20,000	$20,000	$20,000
Interest rate at December 31,	5.27%	4.76%	4.73%

In 2007, the Company obtained a $38 million loan (the “Silverton Note”) which we used to finance a portion of the purchase of The Peoples BancTrust Company, Inc. In December 2008, the Company prepaid $18 million of the Silverton Note, leaving a $20 million outstanding principal balance. This loan was classified as long-term debt in periods prior to 2009. The lender has, at the Company’s request, agreed several times to extend the maturity and alter the repayment schedule of this loan. The FDIC as receiver for Silverton Bank, N.A. is the holder of the loan. On March 28, 2012, the Company entered into an agreement to again modify the terms of the loan. The modification relieves the Company from having to make any principal payments under the note prior to maturity, which is April 16, 2013 or such earlier date as the Company completes a transaction of the type requiring the lender’s consent pursuant to Section 5.04 of the Loan Agreement, such as a merger, consolidation, sale of substantially all of the Company’s assets or a similar transaction. This modification also increases the interest rate on the loan from one-month LIBOR plus 5% to one-month LIBOR plus 7%; however, it fixes the amount of quarterly interest payments that the Company is required to make until maturity of the loan at $270,000 each. Accrued but unpaid interest, which will include the difference between quarterly interest accruals and the fixed quarterly payments, together with a fee of $200,000, is to be paid to the lender upon maturity of the note. The modification also requires the Company to establish an escrow account with the lender in the amount of $1,080,000 to fund the first four quarterly payments following the execution and delivery of the Modification of Loan Documents. The Company has available and will escrow funds sufficient to make the four remaining required interest payments on the note, but absent an infusion of cash at the holding company level through a strategic merger or other source, it does not have the ability to repay the Silverton Note. Therefore, BancTrust must complete a strategic merger, raise additional capital or issue debt in a sufficient amount to enable repayment, or renew or extend the Silverton Note prior to its maturity. Any renewal or extension of the note would require FDIC approval, and the Company can give no assurance that such approval will be granted. In addition, the Company is currently required to obtain approval from the Federal Reserve Bank of Atlanta prior to incurring additional debt or modifying or refinancing the terms of existing debt. Management is currently seeking a strategic merger partner to enable repayment of the Silverton Note. Failure to timely repay, modify or replace this note would have a material adverse effect on the Company. There is currently no default under any of the terms of this loan.

Note 11. Federal Home Loan Bank Advances and Long-Term Debt

The following summary presents the detail of interest expense on FHLB advances and long-term debt:

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
FHLB advances	$877	$1,370	$1,951
Notes payable to trust preferred subsidiaries	909	919	1,139
Other	1	1	1

Total	$1,787	$2,290	$3,091

The following is a summary of FHLB advances and long-term borrowings:

	Year Ended December 31,
	2011	2010
	(Dollars in thousands)
FHLB advances	$35,648	$57,917
Notes payable to trust preferred subsidiaries	34,021	34,021
Other	870	866

Total	$70,539	$92,804

FHLB borrowings are summarized as follows:

	December 31,
	2011	2010	2009
	(Dollars in thousands)
Balance at the end of the year	$35,648	$57,917	$58,164
Average balance during the year	46,217	58,051	58,291
Maximum month-end balances during the year	57,888	58,153	58,438
Daily weighted-average interest rate during the year	1.90%	2.36%	3.32%
Weighted-average interest rate at year-end	1.91%	1.88%	2.90%

The Company is a member of the Federal Home Loan Bank of Atlanta (FHLB). At December 31, 2011 and 2010, the Company had FHLB borrowings outstanding of $35.648 million and $57.917 million, respectively. The FHLB advances are secured by the Bank’s investment in FHLB stock, which totaled $5.511 million at December 31, 2011 and $6.513 million at December 31, 2010, by an interest-bearing deposit at the FHLB of $200 thousand at both December 31, 2011 and 2010, and also by a blanket floating lien on portions of the Bank’s real estate loan portfolio which totaled $68.779 million at December 31, 2011. These borrowings bear interest rates from 0.08 percent to 6.95 percent and mature from 2012 to 2026. The FHLB advances require quarterly or monthly interest payments. If called prior to maturity, replacement funding will be offered by the FHLB at the then current rate.

In 2003, the Company created a business trust to issue trust preferred securities to finance a portion of a previous bank acquisition. This trust is not consolidated pursuant to GAAP, and the trust’s sole asset is a junior subordinated debenture from the Company in the amount of $18.557 million. This junior subordinated debenture matures in 2033 and requires quarterly interest payments. This junior subordinated debenture has a floating rate based on three month LIBOR plus 290 basis points. The Company has the option to repay this junior subordinated debenture. This junior subordinated debenture has covenants commonly associated with such borrowings, and the Company was in compliance with these covenants at December 31, 2011 and 2010. In December of 2006, the Company created a business trust to issue trust preferred securities to pay off a

$7.500 million loan from an unrelated bank and for general corporate purposes. This trust is not consolidated pursuant to GAAP, and the trust’s sole asset is a junior subordinated debenture from the Company in the amount of $15.464 million. This junior subordinated debenture matures in 2037 and requires quarterly interest payments. This junior subordinated debenture has a floating rate based on three month LIBOR plus 164 basis points. The Company has the option to repay this junior subordinated debenture on or after January 30, 2012. This junior subordinated debenture has covenants generally associated with such borrowings, and the Company was in compliance with these covenants at December 31, 2011 and 2010. BancTrust has fully and unconditionally guaranteed the repayment of the trust preferred securities. The Company’s obligation under its guaranties is unsecured and subordinate to senior and subordinated indebtedness of the Company. BancTrust typically relies on dividends from the Bank to fund its payments on its junior subordinated debentures. The Bank is currently unable to pay dividends without regulatory approval, and BancTrust is unable to make payments on its junior subordinated debentures without regulatory approval.

The junior subordinated debentures are summarized as follows:

	December 31,
	2011	2010	2009
	(Dollars in thousands)
Balance at the end of the year	$34,021	$34,021	$34,021
Average balance during the year	34,021	34,021	34,021
Maximum month-end balances during the year	34,021	34,021	34,021
Daily weighted-average interest rate during the year	2.67%	2.62%	3.35%
Weighted-average interest rate at year-end	2.83%	2.70%	2.59%

The following table reflects maturities of long-term debt at December 31, 2011:

	Less Than 1 Year	1 to 5 Years	5 to 10 Years	Over 10 Years	Total
	(Dollars in thousands)
FHLB advances	$25,000	$9,127	$1,250	$271	$35,648
Note payable to trust preferred subsidiaries	0	0	0	34,021	34,021
Other long-term debt	0	0	0	870	870

Total	$25,000	$9,127	$1,250	$35,162	$70,539

Note 12. Preferred Stock and Common Stock Warrants

On December 19, 2008, BancTrust sold 50,000 shares of preferred stock to the U.S. Treasury for $50 million dollars. $18 million in proceeds from the sale was applied to repayment of the loan used by the Company to pay the cash portion of the purchase price of Peoples, and $30 million was contributed to the Bank as capital after year-end 2008. The preferred stock has no par value and liquidation value of $1,000 per share. The shares of preferred stock qualify as Tier 1 capital and pay a cumulative annual dividend at a rate of 5 percent for the first five years. The dividend will increase to 9 percent after five years if the preferred stock has not been redeemed by the Company. Before the third anniversary of issuance, the preferred stock may only be redeemed by the Company with the approval of the Federal Reserve Bank, and then only with proceeds from the issuance of certain qualifying Tier 1 capital. The American Recovery and Reinvestment Act of 2009 removed the additional equity capital condition to early redemption. BancTrust is permitted to redeem shares of the preferred stock at any time (after December 19, 2011) for the liquidation amount of $1,000 per share, plus any accrued and unpaid dividends. In conjunction with the issuance of the preferred stock, BancTrust issued the U.S. Treasury a warrant to purchase up to 731 thousand shares of the Company’s common stock at $10.26 per share, which would represent an aggregate investment, if fully exercised, of approximately $7.5 million in BancTrust common stock, or 15 percent of the value of the preferred stock. The warrant has a 10 year term. The U.S. Treasury may exercise the warrant with respect to all of the shares underlying the warrant.

BancTrust received from the U.S. Treasury $50 million in cash in exchange for 50 thousand shares of BancTrust’s preferred stock and for the warrant to purchase up to 731 thousand shares of BancTrust common stock. The Company calculated an estimated fair value for the preferred stock and the warrant and allocated the net proceeds from this sale to the preferred stock and warrant based on the relative estimated fair value of each. The estimated fair value of the preferred stock was calculated using a discounted cash flow assuming a market dividend yield for similar preferred stock (without warrants) of approximately 14 percent. The Company calculated the estimated fair value of the warrant using the Black-Scholes option pricing model using a risk-free interest rate of 2.14 percent, an expected dividend yield of 4.72 percent, an expected average life of 10 years and an expected volatility based on the approximate volatility of the NASDAQ Bank Index of 30 percent. The Company calculated the estimated fair value of the preferred stock and the warrant to be $25.277 million and $1.538 million, respectively. Based on the relative fair value, the Company recorded the preferred stock at $47.064 million. The relative fair value of the warrant was $2.867 million ($3.92 per share of common stock for which the warrant is exercisable) and this amount was added to additional paid in capital. Transaction costs for the sale were $86 thousand.

BancTrust is increasing its carrying value of the preferred shares to their redeemable value over 5 years using the constant yield method. This increase in carrying value decreased net income available to common shareholders by $590 thousand in 2011, $553 thousand in 2010 and by $519 thousand in 2009 and will decrease net income available to common shareholders by approximately $629 thousand in 2012, and $641 thousand in 2013. Dividends payable on the preferred shares decreased net income available to common shareholders by $2.5 million in 2011, 2010 and 2009 and will decrease net income available to common shareholders by approximately $2.5 million for the years 2012 and 2013.

BancTrust typically relies on dividends from the Bank to fund the dividends on its preferred stock held by the U.S. Treasury. The Bank is currently unable to pay dividends without regulatory approval, and BancTrust is unable to pay dividends on its preferred stock without regulatory approval.

Note 13. Accounting for Income Taxes

The components of income tax expense (benefit) are as follows:

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Current income tax expense (benefit):
Federal	$(3,452)	$3,529	$(8,033)
State	33	19	(253)

Total current income tax expense (benefit)	(3,419)	3,548	(8,286)

Deferred income tax expense (benefit):
Federal	(10,925)	(2,666)	(5,252)
State	(1,961)	47	(1,491)

Total deferred income tax expense (benefit)	(12,886)	(2,619)	(6,743)

Valuation allowance	23,671	0	0

Total income tax expense (benefit)	$7,366	$929	$(15,029)

Total income tax expense differed from the amount computed using the applicable statutory Federal income tax rate of 35 percent applied to pretax income for the following reasons:

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Income tax expense at statutory rate	$(14,168)	$1,681	$(47,713)
Increase (decrease) resulting from:
Goodwill impairment	0	0	34,078
Tax exempt interest	(224)	(305)	(630)
Reduced interest deduction on debt used to carry tax-exempt securities and loans	9	16	42
Bank-owned life insurance income	(212)	(213)	(236)
Qualified stock options	50	33	303
Change in valuation allowance	23,671	0	0
Change in reserve for uncertain tax positions	(93)	(68)	(208)
State income taxes, net of federal benefit	(1,253)	43	(1,134)
Other, net	(414)	(258)	469

Total	$7,366	$929	$(15,029)

Effective tax rate	(18.2)%	19.3%	(11.0)%

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2011 and 2010 are presented below:

	December 31,
	2011	2010
	(Dollars in thousands)
Deferred tax assets:
Allowance for loan and lease losses	$15,801	$17,964
Deferred compensation	430	373
Accrued pension cost	4,543	2,177
Interest on non-performing loans	2,645	1,148
Loans acquired in business combination	368	650
Investment securities acquired in business combination	26	4
Unrealized loss on securities available for sale	0	901
Pension benefit	0	67
Write down of other real estate owned	13,785	4,066
Net operating loss carryforwards	4,867	630
Other	559	521

Total deferred tax assets	43,024	28,501

Deferred tax liabilities:
Unrealized gain on securities available for sale	(1,449)	0
Core deposit intangibles	(1,319)	(1,737)
Differences between book and tax basis of property	(8,006)	(7,974)
Pension expense	(2,381)	0
Prepaid expenditures	(384)	(444)
Loan origination cost	(647)	(728)
Leases	(4,652)	(6,005)
Other	(515)	(843)

Total deferred tax liabilities	(19,353)	(17,731)

Valuation allowance	(23,671)	0

Net deferred tax assets	$0	$10,770

Accounting Standards Codification Topic 740, Income Taxes, requires the Company establish a valuation allowance for its deferred tax asset if, based on the weight of available evidence, it is “more likely than not” that some portion of the entire deferred tax asset will not be realized. In making such judgment, significant weight is given to evidence that can be objectively verified. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. After weighing the positive and negative evidence, Management determined that the “more likely than not” standard had not been met as of December 31, 2011 and, accordingly, established a full valuation allowance for the net deferred tax asset.

The Company entered into a three-year cumulative pre-tax loss position during June 2009 as a result of increased credit losses. A cumulative loss position is considered significant negative evidence in assessing the realizability of a deferred tax asset. At June 2009, Management began to analyze quarterly the available positive and negative evidence to determine if a valuation allowance should be established. The Company’s strong earnings history, the Company being “well capitalized” from a regulatory capital perspective, the Company’s problem assets being concentrated in a particular geographic region (Florida panhandle), the Company’s projected return to positive earnings in 2010 and projected return to normal earnings in 2011, and the availability of Federal carry back claims were all initially viewed as positive evidence. The Company also considered the appreciation in value of several of its properties that could be sold without harming its business. The Company’s cumulative loss position and the continued weakness in the economy nationally, including in the markets in which it operates, were viewed as negative evidence. At each quarter end from June 2009 through September 2011, Management determined that positive evidence outweighed negative evidence and that it was more likely than not that all of the Company’s deferred tax assets would be realized, and, therefore, a valuation allowance was not required. However, in performing its analysis for the quarter ended December 31, 2011, Management determined, based on the net loss experienced during the quarter, that negative evidence of the Company’s cumulative loss position outweighed all positive evidence. Accordingly, the Company established a valuation allowance of $23.671 million to reduce its net deferred tax asset to zero. If the Company’s profitability returns and continues to a point that is considered sustainable, some or all of the valuation allowance may be reversed. The timing of the reversal of the valuation allowance is dependent upon an assessment of future events and will be based on the circumstances that exist as of that future date.

The Company has a federal net operating loss carry forward in the amount of $5.702 million which will expire in 2031. The Company has a federal general business credit carry forward in the amount of $56 thousand which will begin to expire in 2025. The Company has a federal alternative minimum tax credit carry forward in the amount of $1.554 million which will not expire. The Company has a state net operating loss carry forward in the amount of $30.583 which will begin to expire in 2017.

The amounts of unrecognized tax benefits as of December 31, 2011, 2010 and 2009 were $871 thousand, $718 thousand and $786 thousand, respectively.

A reconciliation of the beginning and ending unrecognized tax benefit is as follows:

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Balance at beginning of the year	$718	$786	$994
Additions based on tax positions related to the current year	90	48	46
Increase (decrease) based on tax positions related to prior years	419	(116)	(95)
Reductions as a result of statutes of limitations expiring	(393)	0	(159)

Balance at end of the year	$834	$718	$786

As of December 31, 2011, approximately $542 thousand of this amount would increase net income, and thus impact the Company’s effective tax rate, if ultimately recognized into income.

It is the Company’s policy to recognize interest and penalties accrued relative to unrecognized tax benefits in its federal or state income tax accounts, as applicable. The total amount of interest and penalties recorded in the income statement for the years ended December 31, 2011, 2010 and 2009 was $(92) thousand, $(106) thousand and $(65) thousand, respectively, and the amount accrued for interest and penalties was $91 thousand at December 31, 2011 and $183 thousand at December 31, 2010.

The Company is currently under examination by certain taxing authorities. Based on the outcome of these examinations it is reasonably possible that the related unrecognized tax benefits will materially change in the next 12 months. However, based on the status of the examinations and the protocol of finalizing audits by the taxing authorities, which could include formal legal proceedings, at this time it is not possible to estimate the effect of such changes.

The Company and its subsidiaries file a consolidated U.S. federal income tax return, as well as filing various returns in the states where its banking offices are located. The Federal income tax returns are no longer subject to examination by taxing authorities for years before 2007. The Florida income tax returns are no longer subject to examination by taxing authorities for years before 2008. The Alabama income tax returns are no longer subject to examination by taxing authorities for years before 2006.

Note 14. Retirement Plans

RETIREMENT PLAN FOR EMPLOYEES OF BANCTRUST FINANCIAL GROUP, INC — BancTrust maintains a pension plan that generally provides for a monthly benefit commencing at age 65 equal to 1 percent of the employee’s average monthly base compensation during the highest five consecutive calendar years out of the 10 calendar years preceding retirement, multiplied by years of credited service, not to exceed 40 years. The pension plan was frozen as of January 1, 2003, and no new hires after that date participate in the plan.

The Company is required to recognize the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. The Company is required to recognize changes in that funded status in the year in which the changes occur through comprehensive income.

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

	Projected Benefit Obligation
	2011	2010
	(Dollars in thousands)
Balance at beginning of the year	$16,773	$15,246
Service cost	467	492
Interest cost	849	865
Benefits paid	(780)	(516)
Actuarial loss	2,557	686

Balance at the end of the year	$19,866	$16,773

	Plan Assets
	2011	2010
	(Dollars in thousands)
Balance at beginning of the year	$15,577	$12,147
Return on plan assets	(368)	1,591
Employer contribution	6,056	2,355
Benefits paid	(780)	(516)

Balance at the end of the year	$20,485	$15,577

The following table reconciles the amounts BancTrust recorded related to the pension plan:

	December 31,
	2011	2010
	(Dollars in thousands)
Funded status of plan, representing an asset (liability) on balance sheet	$619	$(1,196)

Amounts recognized in accumulated other comprehensive income, excluding income taxes, consist of :
Unamortized prior service costs	$0	$2
Unamortized net losses	7,769	3,997
Net initial obligation	22	23

	$7,791	$4,022

During 2011, the pension plan’s total unrecognized net loss increased by $3.8 million. The variance between the actual and expected return on pension plan assets during 2011 increased the total unrecognized net loss by $1.5 million. Because the total unrecognized net gain or loss exceeds the greater of 10 percent of the projected benefit obligation or 10 percent of the pension plan assets, the excess will be amortized over the average expected future working lifetime of active plan participates. As of January 1, 2011, the average expected future working life of active plan participants was 7 years. Actual results for 2012 will depend on the 2012 actuarial valuation of the plan.

The accumulated benefit obligation for the pension plan was $18.720 million and $15.760 million at December 31, 2011 and 2010, respectively.

Components of the plan’s net cost were as follows:

	2011	2010	2009
	(Dollars in thousands)
Service cost	$467	$492	$457
Interest cost	849	865	836
Expected return on plan assets	(1,178)	(974)	(690)
Net amortization	3	4	4
Recognized net loss	332	401	578

Net pension cost	$473	$788	$1,185

The weighted-average rates assumed in the actuarial calculations for the net periodic pension costs were:

	2011	2010	2009
Discount	5.36%	5.87%	6.40%
Annual salary increase	3.00%	3.00%	3.00%
Long-term return on plan assets	7.75%	8.00%	8.00%

The weighted-average rates assumed in the actuarial calculations for the benefit obligations at December 31 (the measurement dates) include the following:

	2011	2010
Discount	4.50%	5.36%
Annual salary increase	3.00%	3.00%

The asset allocation of pension benefit plan assets at December 31 was:

Asset Category	2011	2010
Equity securities	53%	63%
Debt securities	17%	20%
Cash/money market funds	29%	16%
Other	1%	1%

Total	100%	100%

The change in unrecognized net gain or loss is one measure of the degree to which important assumptions have coincided with actual experience. During 2011, the unrecognized net loss increased by 22.5 percent of the December 31, 2010 projected benefit obligation. The Company changes important assumptions whenever changed conditions warrant. The discount rate is typically changed at least annually, and the expected long-term return on plan assets will typically be revised every three to five years. Other material assumptions include the rate of employee termination and rates of participant mortality.

The discount rate was determined by projecting the plan’s expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a theoretical zero-coupon split yield curve derived from a universe of high-quality bonds. A 1 percent increase or decrease in the discount rate would have decreased or increased the net periodic benefit cost for 2011 by approximately $950 thousand, and decreased or increased the year-end projected benefit obligation by $1.3 million.

The expected return on plan assets was determined based on historical and expected future returns of the various assets classes, using the target allocations described below. Each 1 percent increase or decrease in the expected rate of return assumption would have decreased or increased the net periodic cost for 2011 by $152 thousand.

The pension plan is allowed to invest up to 70% of the plan assets in equity securities; however, due to current economic conditions, the pension plan has chosen to invest less than this amount in equity securities.

The Company’s overall investment strategy is to achieve a mix of approximately 80 percent of investments for long-term growth and 20 percent for near-term benefits payments with a wide diversification of asset types, fund strategies and fund managers. The target allocation for plan assets is up to 70 percent equity securities and up to 30 percent corporate bonds, U.S. Government securities and cash equivalents. Equity securities primarily include investments in large-cap, mid-cap and small-cap companies primarily located in the United States. Debt securities include corporate bonds of companies of diversified industries, mortgage-backed securities and U.S. Government Bonds. Other types of investments include foreign securities managed through low cost mutual funds.

Asset Category	Expected Long- Term Return	Target Allocation
Equity securities	9.0%	70%
Debt securities	5.5%	30%
Other	3.0%	0%

Information detailing the fair values of plan assets is presented in the following table.

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
December 31, 2011
Cash	$6,044	$6,044	$		$
Equity securities:
U.S. large cap(1)	4,596	4,596
U.S. mid cap	1,128	1,128
U.S. small cap	1,056	1,056
Foreign(2)	3,955	3,955
Fixed income securities:
U.S. Government bonds	1,619			1,619
Corporate bonds(3)	1,794	1,158		636
Foreign bonds(4)	39	39
Alternative investments(5)	254	254

Total plan assets	$20,485	$18,230		$2,255	$

December 31, 2010
Cash	$2,509	$2,509	$		$
Equity securities:
U.S. large cap(1)	4,315	4,315
U.S. mid cap	1,039	1,039
U.S. small cap	1,241	1,241
Foreign(2)	3,069	3,069
Emerging markets(2)	173	173
Fixed income securities:
U.S. Government bonds	201			201
Corporate bonds(3)	2,845	1,946		899
Foreign bonds(4)	36	36
Alternate investments(5)	149	149

Total plan assets	$15,577	$14,477		$1,100	$

(1)	This category comprises low-cost equity funds and actively managed common stocks.
(2)	This category comprises low-cost equity funds that compares to the MSCI-EAFE Index.
(3)	This category represents investment grade bonds of U.S. issuers and bond funds from diverse industries.
(4)	This category comprises low-cost equity funds or ETFs that compare to the Dow Jones-USB Commodity Total Return Index and Real Estate Trust.
(5)	This category comprises low-cost mutual funds.

The plan’s investment policy includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The plan’s assets are currently invested in a variety of funds representing most standard equity and debt security classes. While no significant changes in the asset allocation are expected during the upcoming year, the Company may make changes at any time.

In 2011, BancTrust contributed $6.056 million to its defined benefit plan. BancTrust expects to contribute a combined $1.08 million to its pension plans in 2012. Funding requirements for subsequent years are uncertain and will depend on factors such as whether the plan’s actuary changes any assumptions used to calculate plan funding levels, the actual return on pension plan assets, changes in the employee group covered by the plan and any legislative or regulatory changes affecting pension plan funding requirements. For financial planning, cash flow management or cost reduction purposes, the Company may increase, accelerate, decrease or delay contributions to the pension plan to the extent permitted by law.

At December 31, 2011, the pension plan is expected to make the following benefit payments, which reflect expected future service, as approximated:

(Dollars in thousands)
2012	$1,653
2013	$2,271
2014	$2,146
2015	$1,901
2016	$1,078
2017-2021	$5,846

THE PEOPLES BANCTRUST COMPANY, INC. PENSION PLAN — The Peoples BancTrust Company (“Peoples”) had a defined benefit pension plan. This defined benefit pension plan is a tax-qualified plan that covered all eligible salaried and hourly employees of Peoples. All contributions were made by Peoples to fund toward a targeted defined benefit based on years of service and compensation. A participant retiring at age 65 is eligible to receive a monthly single life annuity equal to 1.00 percent of final average monthly compensation times years of credited service, plus .65 percent of final average monthly compensation in excess of Covered Compensation times years of credited service (up to 35 years). Participants age 55 or older with 10 years of vesting service may retire prior to age 65 with a reduced benefit. New or rehired employees beginning employment after August 21, 2007 are not eligible to participate in the plan.

Changes during the year in the projected benefit obligations and in the fair value of plan assets were as follows:

	Projected Benefit Obligation 2011	Projected Benefit Obligation 2010
	(Dollars in thousands)
Balance at beginning of period	$17,837	$16,123
Service cost	477	478
Interest cost	936	926
Benefits paid	(686)	(640)
Actuarial loss	2,439	950

Balance at the end of the year	$21,003	$17,837

	Plan Assets 2011	Plan Assets 2010
	(Dollars in thousands)
Balance at the beginning of the year	$14,248	$13,459
Return on plan assets	862	1,430
Employer contribution	1,400	0
Benefits paid	(686)	(641)

Balance at the end of the year	$15,824	$14,248

The following table reconciles the amounts BancTrust recorded related to the Peoples pension plan:

	December 31,
	2011	2010
	(Dollars in thousands)
Funded status of plan, representing a liability on balance sheet	$(5,179)	$(3,589)

Amounts recognized in accumulated other comprehensive income, excluding income taxes, consist of:
Unamortized actuarial net losses	$4,324	$1,783
Unamortized prior service cost	0	0

	$4,324	$1,783

During 2011, the Peoples pension plan’s total unrecognized net loss increased by $2.5 million. The variance between the actual and expected return on pension plan assets during 2011 increased the total unrecognized net loss by $214 thousand. Because the total unrecognized net gain or loss exceeds the greater of 10 percent of the projected benefit obligation or 10 percent of the pension plan assets, the excess will be amortized over the average expected future working lifetime of active plan participants. As of January 1, 2011, the average expected future working lifetime of active plan participants was 8 years. Actual results for 2012 will depend on the 2012 actuarial valuation of the plan.

The accumulated benefit obligation for the pension plan was $19.429 million and $16.433 million at December 31, 2011 and 2010, respectively.

Components of the Peoples plan’s net cost were as follows:

	2011	2010	2009
	(Dollars in thousands)
Service cost	$477	$478	$477
Interest cost	936	926	883
Expected return on plan assets	(1,076)	(1,049)	(937)
Net amortization	0	0	0
Recognized net loss	113	72	77

Net pension cost	$450	$427	$500

The weighted-average rates assumed in the actuarial calculations for the net periodic pension costs were:

	2011	2010
Discount	5.36%	5.87%
Annual salary increase	3.00%	3.00%
Long-term return on plan assets	7.75%	8.00%

The weighted-average rates assumed in the actuarial calculations for the benefit obligations at December 31, 2011 and 2010 (the measurement date) include the following:

	2011	2010
Discount	4.50%	5.36%
Annual salary increase	3.00%	3.00%

The asset allocations of pension benefit plan assets at December 31, 2011 and 2010 were:

Asset Category	2011	2010
Equity securities	53%	71%
Debt securities	34%	24%
Cash/money market funds	13%	5%
Other	0%	0%

Total	100%	100%

Information detailing the fair values of plan assets is presented in the following table.

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
December 31, 2011
Cash	$2,025	$2,025	$		$
Equity securities:
U.S. large cap(1)	8,404	8,404
Fixed income securities:
Corporate bonds(3)	5,395	916		4,479

Total plan assets	$15,824	$11,345		$4,479	$

December 31, 2010
Cash	$780	$780	$		$
Equity securities:
U.S. large cap(1)	9,105	9,105
Foreign(2)	941	941
Fixed income securities:
U.S. Government bonds	2,969			2,969
Corporate bonds(3)	453			453

Total plan assets	$14,248	$10,826		$3,422	$

(1) This category comprises low-cost equity funds and actively managed common stocks.

(2) This category comprises low-cost equity funds that compare to the MSCI-EAFE Index.

(3) This category represents investment grade bonds of U.S. issuers and bond funds from diverse industries.

The change in unrecognized net gain or loss is one measure of the degree to which important assumptions have coincided with actual experience. During 2011, the unrecognized net loss increased by 14.2 percent of the projected benefit obligation at December 31, 2010. The Company changes important assumptions whenever changed conditions warrant. The discount rate is typically changed at least annually, and the expected long-term return on plan assets will typically be revised every three to five years. Other material assumptions include the rate of employee termination and rates of participant mortality.

The discount rate was determined by projecting the plan’s expected future benefit payments as defined for the projected benefit obligation, discounting those expected payments using a theoretical zero-coupon split yield curve derived from a universe of high-quality bonds. An increase or decrease of 1 percent in the discount rate would have decreased or increased the net periodic benefit cost for 2011 by approximately $300 thousand and decreased or increased the year-end projected benefit obligation by $2.6 million.

The expected return on plan assets was determined based on historical and expected future returns of the various asset classes using the target allocations described below. Each 1.0 percent increase or decrease in the expected rate of return assumption would have decreased or increased the net periodic cost for 2011 by $139 thousand.

The pension plan is allowed to invest pension assets in equity securities up to 70% of the plan assets; however, due to current economic conditions, the pension plan has chosen to invest less than this amount in equity securities.

The Company’s overall investment strategy is to achieve a mix of approximately 80 percent of investments for long-term growth and 20 percent for near-term benefits payments with a wide diversification of asset types, fund strategies, and fund managers. The target allocation for plan assets is up to 70 percent equity securities and up to 30 percent corporate bonds, U.S. Government securities and cash equivalents. Equity securities primarily include investments in large-cap, mid-cap and small-cap companies primarily located in the United States. Debt securities include corporate bonds of companies of diversified industries, mortgage-backed securities and U.S. Government Bonds. Other types of investments include foreign securities managed through low-cost mutual funds.

Asset Category	Expected Long- Term Return	Target Allocation
Equity securities	9.0%	70%
Debt securities	5.5%	30%
Other	3.0%	0%

The Peoples plan’s investment policy includes a mandate to diversify assets and invest in a variety of asset classes to achieve that goal. The plan’s assets are currently invested in a variety of funds representing most standard equity and debt security classes. While no significant changes in the asset allocation are expected during the upcoming year, the Company may make changes at any time.

BancTrust expects to contribute a combined $1.08 million to its pension plans in 2012. In 2011, BancTrust contributed $1.4 million to the Peoples plan. Funding requirements for subsequent years are uncertain and will depend on factors such as whether the plan’s actuary changes any assumptions used to calculate plan funding levels, the actual return on pension plan assets, changes in the employee group covered by the plan and any legislative or regulatory changes affecting pension plan funding requirements. For financial planning, cash flow management or cost reduction purposes, the Company may increase, accelerate, decrease or delay contributions to the Peoples pension plan to the extent permitted by law.

At December 31, 2011, the Peoples pension plan is expected to make the following benefit payments, which reflect expected future service, as approximated:

(Dollars in thousands)
2012	$736
2013	$839
2014	$897
2015	$945
2016	$1,084
2017-2021	$6,214

SUPPLEMENTAL PLAN — The Bank maintains an unfunded and unsecured Supplemental Retirement Plan (the “Supplemental Plan”). The Supplemental Plan is designed to supplement the benefits payable under the BancTrust pension plan for certain key employees selected by the Bank’s Board of Directors. Each participant was a participant in a pension plan of another bank prior to employment by the Bank. The Supplemental Plan is designed to afford the participant the same pension that would be received under the BancTrust pension plan if the participant were given years of service credit, as if the participant was employed by the Company during his or her entire banking career, reduced by any benefits actually payable to the participant under the BancTrust pension plan and any retirement benefit payable under any plan of another bank. Benefits for total and permanent disability are supplemented in the same manner.

In 2008, the Company changed its accounting policy with respect to the Supplemental Plan. Management believes that its current accounting policy is preferable in the circumstances because it establishes a definitive accrual for each participant in the plan specifically responsive to the individual’s factors and variables, as applicable, in the provisions of the Supplemental Plan. Management determined it to be impracticable to ascertain the period-specific effects of the change on all prior periods presented and determined that such effects would be immaterial to the operating results and financial condition for such periods. Therefore, the cumulative effect of the change to the current accounting principle was applied to the carrying amounts of assets and liabilities as of January 1, 2008, the beginning of the earliest period to which the current accounting policy can be practically applied. At such date, the Company recorded the cumulative effect of applying this change in accounting principle by decreasing retained earnings by $829 thousand, increasing deferred tax assets by $498 thousand and increasing other liabilities by $1.327 million. The amount of the liability for the Supplemental Plan was $1.078 million at December 31, 2011 and $1.150 million at December 31, 2010. The discount rate utilized in measuring the liability was 4.50 percent at December 31, 2011, 5.36 percent at December 31, 2010, and 5.87 percent at both January 1, 2009 and December 31, 2008. Amounts of postretirement expense under this Supplemental Plan were immaterial for the years ended December 31, 2011, 2010 and 2009.

SAVINGS AND PROFIT SHARING PLAN — BancTrust maintains the BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan and The Peoples BancTrust Company, Inc. 401(k) Plan that was adopted by The Peoples BancTrust Company, Inc. and its subsidiary bank, The Peoples Bank and Trust Company, prior to their acquisition by the Company. Subject to certain employment and vesting requirements, all BancTrust personnel are permitted to participate in one of the plans. Under the BancTrust Financial Group, Inc. Employee Savings and Profit Sharing Plan, an eligible employee may defer up to 75 percent of his or her pay into the plan, subject to dollar limitations imposed by law. The employer makes a matching contribution as follows: $1.00 for every $1.00 on the first 2 percent of employee contribution, $0.75 per $1.00 on the next 2 percent of employee contribution and $0.50 per $1.00 on the next 2 percent of employee contribution. The Company may also, at its discretion, contribute to the plan an amount based on the Company’s level of profitability each year. Under The Peoples BancTrust Company, Inc. 401(k) Plan, the employees of The Peoples BancTrust Company, Inc. and its subsidiary bank, The Peoples Bank and Trust Company, prior to the acquisition and new or rehired employees beginning employment after October 15, 2007 and working in a location that was formerly a location of The Peoples BancTrust Company, Inc. or The Peoples Bank and Trust Company, are permitted to participate in this plan. An eligible employee may defer up to 75 percent of his or her pay into the plan, subject to dollar limitations imposed by law. The employer makes a matching contribution of $.25 for $1.00 for the first 6 percent of pay contributed by the participant. Contributions vest as follows: 25 percent after two years, 50 percent after three years, and 75 percent after four years. Employees are fully vested after five years. The Company may also, at its discretion, contribute to the plan an amount based on the Company’s level of profitability each year.

The Company made total contributions of $694 thousand, $666 thousand and $706 thousand, respectively, during 2011, 2010 and 2009.

DEFERRED COMPENSATION PLAN — The Company maintains a deferred compensation plan for certain executive officers and directors. The plan is designed to provide supplemental retirement benefits for its participants. Aggregate compensation expense under the plan was $108 thousand, $108 thousand, and $57 thousand for the years ended December 31, 2011, 2010 and 2009, respectively. The Company has purchased certain life insurance policies to partially fund the Company’s obligations under such deferred compensation arrangements. The amount of the liability was $2.098 million and $1.871 million at December 31, 2011 and 2010, respectively.

The Company maintains a deferred compensation plan funded by a grantor trust to allow its directors to defer their directors’ fees. Amounts earned by the directors are invested in the Company’s common stock. The plan does not permit diversification into securities other than the Company’s common stock and the obligation to the participant must be settled by the delivery of a fixed number of shares of the Company’s common stock. The director is allowed to defer a portion or all of his director fees. At December 31, 2011 and 2010, the grantor trust held 182 thousand and 124 thousand shares, respectively, of the Company’s common stock. These shares have been classified in equity as treasury stock. The related deferred compensation obligation payable in common stock is also classified in equity.

Note 15. Earnings Per Common Share

Basic earnings per common share are computed by dividing net income by the weighted-average number of shares of common stock outstanding during the years ended December 31, 2011, 2010 and 2009. Diluted earnings per common share for the years ended December 31, 2011, 2010 and 2009 are computed by dividing net income by the weighted-average number of shares of common stock outstanding and the dilutive effects of the shares awarded under the 1993 and the 2001 Incentive Compensation Plans and the warrants issued in connection with the issuance of preferred stock to the U.S. Treasury, assuming the exercise of all in-the-money options and warrants, based on the treasury stock method using an average fair value of the common stock during the respective periods.

The following table presents the earnings per common share calculations for the years ended December 31, 2011, 2010 and 2009. The Company excluded from the calculation of earnings per share 801 thousand, 826 thousand and 839 thousand shares for the years ended December 31, 2011, 2010 and 2009, respectively, because those shares were subject to options or warrants issued with exercise prices in excess of the average market value per share.

Basic Earnings Per Common Share	2011	2010	2009
	(Dollars in thousands, except per share)
Net income (loss) available to common shareholders	$(50,936)	$842	$(124,321)
Weighted average common shares outstanding	17,903	17,639	17,617

Basic earnings (loss) per common share	$(2.85)	$0.05	$(7.06)

Diluted Earnings Per Common Share
Net income (loss) available to common shareholders	$(50,936)	$842	$(124,321)
Weighted average common shares outstanding	17,903	17,639	17,617
Add: Dilutive effects of assumed conversions and exercises of common stock options, warrant and restricted stock	0	78	0

Weighted average common and dilutive potential common shares outstanding	17,903	17,717	17,617

Diluted earnings (loss) per common share	$(2.85)	$0.05	$(7.06)

Note 16. Regulatory Matters

The Company’s principal source of funds for dividend payments is dividends from the Bank. Dividends payable by a bank in any year, without prior approval of the appropriate regulatory body, are generally limited to the Bank’s net profits (as defined) for that year combined with its net profits for the two preceding years. At January 1, 2012, the Bank could not declare a dividend without the approval of regulators. The Bank requested and received approval for the Bank to pay $2.1 million in dividends to BancTrust in 2011.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items, as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2011 and 2010, that the Bank meets all capital adequacy requirements to which it is subject. The Bank has assured its regulators that it intends to maintain a Tier 1 leverage capital ratio of not less than 8.00 percent and to maintain its Tier 1 risk based capital ratio and total risk based capital ratios at “well-capitalized” levels. At December 31, 2011, the Bank’s capital ratios exceeded all three of these target ratios with a Tier 1 leverage capital ratio of 8.2%, a Tier 1 Capital to risk-weighted assets ratio of 12.0% and a total capital to risk-weighted assets ratio of 13.3%.

As of December 31, 2011 and 2010, the most recent notification from the regulatory authorities categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 2 leverage ratios as set forth in the tables below.

The Federal Reserve System allows bank holding companies to include trust preferred securities in Tier 1 capital up to a maximum of 25% of Tier 1 capital less goodwill and any deferred tax liability. Under Federal Reserve guidelines, all $33.0 million of trust preferred securities issued by BancTrust’s business trusts is included by the Company in its calculation of Tier 1 and total capital.

The Company is currently required to obtain approval from the Federal Reserve Bank of Atlanta prior to declaring dividends on its common or preferred stock, incurring additional debt or modifying or refinancing existing debt, or reducing its capital position by purchasing or redeeming its outstanding securities.

Actual capital amounts and ratios are presented in the table below for the Bank and on a consolidated basis for the Company.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands)
December 31, 2011
Total Capital (to Risk-Weighted Assets)
Consolidated	$167,348	11.8%	$113,918	8.0%	N/A	N/A
Bank	189,882	13.3	114,640	8.0	$143,300	10.0%
Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$149,248	10.5%	$56,959	4.0%	N/A	N/A
Bank	171,670	12.0	57,320	4.0	$85,980	6.0%
Tier 1 Capital (to Average Assets)
Consolidated	$149,248	7.1%	$83,702	4.0%	N/A	N/A
Bank	171,670	8.2	83,893	4.0	$104,867	5.0%
December 31, 2010
Total Capital (to Risk-Weighted Assets)
Consolidated	$216,340	14.0%	$123,813	8.0%	N/A	N/A
Bank	234,661	15.2	123,630	8.0	$154,537	10.0%
Tier 1 Capital (to Risk-Weighted Assets)
Consolidated	$196,670	12.7%	$61,907	4.0%	N/A	N/A
Bank	214,991	13.9	61,815	4.0	$92,722	6.0%
Tier 1 Capital (to Average Assets)
Consolidated	$196,670	9.1%	$86,343	4.0%	N/A	N/A
Bank	214,991	9.9	86,601	4.0	$108,252	5.0%

Note 17. Fair Value Measurement and Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company establishes a fair value hierarchy which maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. There are three levels of inputs that may be used to measure fair value: Level 1: Quoted prices (unadjusted) or identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date. Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Level 3: Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Securities are generally priced via independent service providers. In obtaining such valuation information, the Company has evaluated the valuation methodologies used to develop the fair values. The Company has historically obtained an independent market valuation on a sample of securities, semi-annually, and compared the sample market values to market values provided to the Company by its bond accounting service provider.

Assets and Liabilities Measured on a Recurring Basis:

Assets and liabilities measured at fair value on a recurring basis, including financial liabilities for which the Company has elected the fair value option, are summarized below.

December 31, 2011

	Carrying Value on Balance Sheet	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
U.S. Treasury securities	$513	$0	$513	$0
Obligations of U.S. Government sponsored enterprises	181,620	0	181,620	0
Obligations of states and political subdivisions	1,329	0	1,329	0
Mortgage-backed securities	333,751	0	333,751	0

Total available for sale securities	$517,213	$0	$517,213	$0

December 31, 2010

	Carrying Value on Balance Sheet	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
U.S. Treasury securities	$405	$0	$405	$0
Obligations of U.S. Government sponsored enterprises	82,433	0	82,433	0
Obligations of states and political subdivisions	2,402	0	2,402	0
Mortgage-backed securities	340,320	0	340,320	0

Total available for sale securities	$425,560	$0	$425,560	$0

Available for sale securities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are disclosed in the following table.

	(Dollars in thousands)
	2011	2010
January 1,	$0	$201
Total gains or losses (realized/unrealized)	0	0
Included in earnings	0	0
Included in other comprehensive income	0	0
Purchases, issuance, and settlements	0	0
Transfers out of Level 3 to Level 2	0	(201)
Transfers into Level 3	0	0

December 31,	$0	$0

In previous periods, the securities measured as Level 3 securities were valued using discounted cash flows because market data was not available.

Assets and Liabilities Measured on a Nonrecurring Basis:

Assets and liabilities measured at fair value on a nonrecurring basis are summarized below.

December 31, 2011

	Carrying Value on Balance Sheet	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Impaired loans	$23,234	—	—	$23,234
Loans held for sale	$2,021	—	—	$2,021
Other real estate owned	$57,387	—	—	$57,387

December 31, 2010

	Carrying Value on Balance Sheet	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(Dollars in thousands)
Impaired loans	$49,495	—	—	$49,495
Loans held for sale	$5,129	—	—	$5,129
Other real estate owned	$82,419	—	—	$82,419

Loans considered impaired are loans for which, based on current information and events, it is probable that the creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans are subject to nonrecurring fair value adjustments to reflect write-downs that are based on the market price or current appraised value of the collateral, adjusted to reflect local market conditions or other economic factors. After evaluating the underlying collateral, the fair value of the impaired loans is determined by allocating specific reserves from the allowance for loan and lease losses to the loans. Thus, the fair value reflects the loan balance less the specific allocated reserve. Impaired loans for which no reserve has been specifically allocated are not included in the table above.

Other real estate owned (“OREO”) is initially accounted for at fair value, less estimated costs to dispose of the property. Any excess of the recorded investment over fair value, less costs to dispose, is charged to the allowance for loan and lease losses at the time of foreclosure. Updated appraisals or evaluations are obtained at least annually for all OREO properties. These appraisals are used to update fair value estimates. A provision is charged to earnings for subsequent losses on other real estate owned when these updates indicate such losses have occurred. The ability of the Company to recover the carrying value of other real estate owned is based upon future sales of the real estate. The ability to effect such sales is subject to market conditions and other factors beyond the Company’s control, and future declines in the value of the real estate could result in a charge to earnings. The recognition of sales and sales gains is dependent upon whether the nature and terms of the sales, including possible future involvement of the Company, if any, meet certain defined requirements. If those requirements are not met, sale and gain recognition is deferred.

In the first quarter of 2012, in conjunction with the proposed capital raise transaction Management encountered market data from external sources that led Management to concluded that significant write downs were needed to the carrying value of the OREO and the value of the collateral underlying the Company’s impaired loans. Since the majority of the Company’s impaired loans are collateral dependent, Management concluded that a material weakness existed in its internal controls relating to the valuation, documentation and review of impaired loans and OREO. In response, Management implemented a remediation plan under which additional appraisals and internal valuations will be required for OREO. Under this remediation plan, the Company will obtain external appraisals and independent external appraisal reviews on all OREO exceeding a certain dollar threshold on an annual basis, conduct more robust internal evaluations on all OREO and conduct quarterly valuation meetings to discuss current market data and further potential impairment of the fair values of OREO. As this remediation plan gets implemented over time, the Company expects that changes in the assumptions underlying the fair value estimates will be identified and assimilated into Management’s valuation analysis earlier and that, as a result, the Company’s carrying value of OREO will more closely reflect how market participants would value the Company’s OREO.

The Company discloses fair value information about financial instruments, whether or not recognized in the Statement of Condition, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. Also, the fair value estimates presented herein are based on pertinent information available to Management as of December 31, 2011 and 2010. Such amounts have not been comprehensively revalued for purposes of these financial statements since those dates, and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

CASH, DUE FROM BANKS, FEDERAL FUNDS SOLD AND INTEREST-BEARING DEPOSITS — For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

SECURITIES AVAILABLE FOR SALE — Fair values for securities available for sale are primarily estimated using market prices for similar securities. For any Level 3 securities, the Company generally uses a discounted cash flow methodology.

LOANS — For equity lines and other loans with short-term or variable rate characteristics, the carrying value reduced by an estimate for credit losses inherent in the portfolio is a reasonable estimate of fair value. The fair value of all other loans is estimated by discounting their future cash flows using interest rates currently being offered for loans with similar terms, reduced by an estimate of credit losses inherent in the portfolio. The discount rates used are commensurate with the interest rate and prepayment risks involved for the various types of loans. The estimated fair value also includes an estimate of certain liquidity risk.

DEPOSITS — The fair value disclosed for demand deposits (i.e., interest- and non-interest-bearing demand, savings and money market savings) is equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated monthly maturities.

SHORT-TERM BORROWINGS — The fair value for these short-term liabilities is estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar type borrowings.

FHLB ADVANCES AND LONG-TERM DEBT — The fair value of the Company’s borrowings are estimated using discounted cash flows, based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT — The value of these unrecognized financial instruments is estimated based on the fee income associated with the commitments which, in the absence of credit exposure, is considered to approximate their settlement value. As no significant credit exposure exists, and because such fee income is not material to the Company’s financial statements at December 31, 2011 and 2010, the fair value of these commitments is not presented.

Many of the Company’s assets and liabilities are short-term financial instruments whose carrying amounts reported in the Statement of Condition approximate fair value. These items include cash and due from banks, interest-bearing bank balances, federal funds sold, other short-term borrowings and accrued interest receivable and payable balances. The estimated fair values of the Company’s remaining on-balance sheet financial instruments as of December 31, 2011 and 2010 are summarized below.

	2011		2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Financial assets:
Cash, due from banks and federal funds sold	$37,911	$37,911	$25,852	$25,852
Interest-bearing deposits	61,942	61,942	144,022	144,022
Securities available for sale	517,213	517,213	425,560	425,560
Loans, net	1,234,893	1,213,983	1,335,354	1,300,925
Accrued interest receivable	6,227	6,227	6,485	6,485
Financial liabilities:
Deposits	$1,811,673	$1,815,613	$1,864,805	$1,870,448
Short-term borrowings	20,000	20,676	20,000	21,001
FHLB advances and long-term debt	70,539	54,096	92,804	75,836
Accrued interest payable	2,916	2,916	4,285	4,285

Certain financial instruments and all non-financial instruments are excluded from disclosure requirements. The disclosures also do not include certain intangible assets, such as customer relationships, deposit base intangibles and goodwill. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

Note 18. Commitments and Contingencies

In the normal course of business, there are outstanding commitments and contingent liabilities, such as commitments to extend credit, letters of credit and others, which are not included in the consolidated financial statements. These financial instruments involve, to varying degrees, elements of credit and interest rate risk in excess of amounts recognized in the financial statements. A summary of these commitments and contingent liabilities is presented below.

	December 31,
	2011	2010
	(Dollars in thousands)
Standby letters of credit	$19,194	$23,027
Commitments to extend credit	206,718	239,685

The Company, as part of its ongoing operations, issues financial guarantees in the form of financial and performance standby letters of credit. Standby letters of credit are contingent commitments issued by the Company generally to guarantee the performance of a customer to a third party. A financial standby letter of credit is a commitment by the Company to guarantee a customer’s repayment of an outstanding loan or financial obligations. In a performance standby letter of credit, the Company guarantees a customer’s performance under a contractual non-financial obligation for which it receives a fee. The Company has recourse against the customer for any amount it is required to pay to a third party under a standby letter of credit. Revenues are recognized over the life of the standby letter of credit. The maximum potential amount of future payments the Company could be required to make under its standby letters of credit at December 31, 2011, was $19.194 million, and that sum represents the Company’s maximum credit risk. At December 31, 2011, the Company had $192 thousand of unearned fees associated with standby letter of credit agreements. The Company holds collateral to support standby letters of credit when deemed necessary. Collateral varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial property.

The Company leases certain bank premises and equipment. The terms of these contracts vary and are subject to certain changes at renewal. Future minimum rental payments required under operating leases having initial or remaining non-cancelable terms in excess of one year as of December 31, 2011 are summarized below.

Year	Minimum Rental Payments
(Dollars in thousands)
2012	$627
2013	936
2014	943
2015	984
2016	984
After 2017	6,190

Total	$10,664

Rental expense under all operating leases amounted to $622 thousand in 2011, $382 thousand in 2010, and $469 thousand in 2009.

The Company and the Bank are the subject of claims and disputes arising in the normal course of business. Management, through consultation with the Company’s legal counsel, is of the opinion that these matters will not have a material impact on the Company’s financial condition or results of operations.

Note 19. Non-Interest Revenue

Components of other income, charges and fees are as follows:

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Mortgage loan fees	$1,199	$1,386	$1,289
ATM interchange fees	2,179	2,030	1,738
Other	3,581	3,574	4,024

Total	$6,959	$6,990	$7,051

Note 20. Non-Interest Expense

Components of other non-interest expense are as follows:

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Accounting and audit	$967	$821	$919
Advertising	188	186	295
Data processing	315	290	322
Stationery and supplies	588	588	739
Other	7,659	7,954	8,940

Total	$9,717	$9,839	$11,215

Note 21. Other Comprehensive Income (Loss)

Other comprehensive income (loss) is the change in equity during a period from transactions and other events and circumstances from non-owner sources. In addition to net income, the Company has identified changes related to other non-owner transactions in the consolidated statement of shareholders’ equity and other comprehensive income (loss). In the calculation of other comprehensive income (loss), certain reclassification adjustments are made to avoid double counting items that are displayed as part of net income and other comprehensive income (loss) in that period or earlier periods. The following table reflects the reclassification amounts and the related tax effect for the three years ended December 31:

	2011
	Before Tax Amount	Tax Effect	After Tax Amount
	(Dollars in thousands)
Noncredit portion of other-than-temporary impairment losses:
Noncredit portion of other-than-temporary impairment losses	$(1,893)	$0	$(1,893)
Less: reclassification adjustment of credit portion included in net income	200	0	200

Net noncredit portion of other-than-temporary impairment losses	(1,693)	0	(1,693)

Less realized gains included in operations	(3,882)	0	(3,882)
Net change in unrealized gains on securities	11,843	0	11,843
Net pension liability adjustment, substantially actuarial losses	(6,308)	0	(6,308)

Other comprehensive loss	$(40)	$0	$(40)

	2010
	Before Tax Amount	Tax Effect	After Tax Amount
	(Dollars in thousands)
Unrealized gains arising during the period	$347	$130	$217
Less realized gains included in operations	(2,369)	(888)	(1,481)

Net change in unrealized gains on securities	(2,022)	(758)	(1,264)
Net pension liability adjustment, substantially actuarial losses	(160)	(60)	(100)

Other comprehensive loss	$(2,182)	$(818)	$(1,364)

	2009
	Before Tax Amount	Tax Effect	After Tax Amount
	(Dollars in thousands)
Noncredit portion of other-than-temporary impairment losses:
Noncredit portion of other-than-temporary impairment losses	$(1,209)	$(453)	$(756)
Less: reclassification adjustment of credit portion included in net income	400	150	250

Net noncredit portion of other-than-temporary impairment losses	(809)	(303)	(506)

Less realized gains included in operations	(3,897)	(1,461)	(2,436)
Net change in unrealized gains on securities	927	348	579
Net pension liability adjustment, substantially actuarial gains	1,386	520	866

Other comprehensive loss	$(2,393)	$(896)	$(1,497)

At December 31, 2011 and 2010 accumulated other comprehensive income (loss) was comprised of the following:

	December 31, 2011
	Before Tax Amount	Tax Effect	After Tax Amount
	(Dollars in thousands)
Unrealized gains on securities available for sale	$4,765	$0	$4,765
Pension related adjustments, including minimum liability and funding status	(9,937)	0	(9,937)

Accumulated other comprehensive loss	$(5,172)	$0	$(5,172)

	December 31, 2010
	Before Tax Amount	Tax Effect	After Tax Amount
	(Dollars in thousands)
Unrealized losses on securities available for sale	$(2,405)	$(902)	$(1,503)
Pension related adjustments, including minimum liability and funding status	(5,805)	(2,176)	(3,629)

Accumulated other comprehensive loss	$(8,210)	$(3,078)	$(5,132)

Note 22. Condensed Parent Company Financial Statements

Condensed Statements of Condition

	December 31,
	2011	2010
	(Dollars and shares in thousands except per share amount)
ASSETS
Cash and cash equivalents	$1,027	$1,997
Investment in bank subsidiary	179,787	217,954
Other assets	2,079	6,263

Total assets	$182,893	$226,214

LIABILITIES
Short-term debt	$20,000	$20,000
Long-term debt	34,021	34,021
Other liabilities	14,590	8,263

Total liabilities	68,611	62,284

SHAREHOLDERS’ EQUITY
Preferred stock — no par value
Shares authorized — 500
Shares outstanding — 50 in 2011 and 2010	48,730	48,140
Common stock — $.01 par value – per share
Shares authorized — 50,000
Shares issued — 18,210 in 2011 and 17,895 in 2010	182	179
Additional paid in capital	194,636	193,901
Accumulated other comprehensive loss, net	(5,172)	(5,132)
Deferred compensation payable in common stock	949	826

Retained earnings	(121,686)	(70,750)
Treasury stock, 256 shares in 2011 and 2010, at cost	(2,408)	(2,408)
Common stock held in grantor trust, 182 shares in 2011 and 124 shares in 2010	(949)	(826)

Total shareholders’ equity	114,282	163,930

Total liabilities and shareholders’ equity	$182,893	$226,214

Condensed Statements of Income

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
Cash dividends from subsidiaries	$2,100	$6,000	$2,000
Other income	68	169	232

Total income	2,168	6,169	2,232
Interest expense — short-term debt	981	1,026	1,015
Interest expense — long-term debt	909	919	1,139
Expenses — other	3,690	(75)	1,067

(Loss) Income before undistributed income (excess distributions) of subsidiaries	(3,412)	4,299	(989)

Equity in excess distributions of subsidiaries	(44,434)	(424)	(120,306)

Net (loss) income	(47,846)	3,875	(121,295)
Effective preferred stock dividend	3,090	3,033	3,026

Net (loss) income available to common shareholders	$(50,936)	$842	$(124,321)

Condensed Statements of Cash Flows

	Year Ended December 31,
	2011	2010	2009
	(Dollars in thousands)
OPERATING ACTIVITIES

Net (loss) income	$(47,846)	$3,875	$(121,295)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Equity in excess distributions (undistributed earnings) of subsidiaries	44,434	424	120,306
Other, net	4,204	(70)	161

Net cash provided by (used in) operating activities	792	4,229	(828)

INVESTING ACTIVITIES
Capital injection into subsidiary	0	0	(30,000)

Net cash used in investing activities	0	0	(30,000)

FINANCING ACTIVITIES
Cash dividends	(2,500)	(2,480)	(3,008)
Payment of long-term debt	0	0	(57)
Proceeds from issuance of common stock	738	0	0
Proceeds from exercise of stock options	0	1	0

Net cash used in financing activities	(1,762)	(2,479)	(3,065)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(970)	1,750	(33,893)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,997	247	34,140

CASH AND CASH EQUIVALENTS AT END OF YEAR	$1,027	$1,997	$247

	2011	2010	2009
	(Dollars in thousands)
Cash paid (received) for:
Interest	$1,876	$1,937	$2,787
Income taxes	(842)	(891)	(424)
Non-cash transactions:
Dividends paid in common stock	0	0	104
Fair value of restricted stock issued	0	0	50

Note 23. Subsequent Events

On March 21, 2012 the Company announced it has ended its efforts to recapitalize the Company as an independent entity and intends to seek a strategic merger partner. The Company expensed $1.20 million of previously deferred costs associated with its proposed capital raise during the 2011 fiscal year. The Company expects to recognize an additional $2.00 million of capital raise expenses in the first quarter of 2012.

In order to preserve capital while pursuing a strategic merger partner, the Company has elected to delay payments of dividends on its preferred stock and interest payments on its trust preferred securities for the near future, which will effectively prevent it from declaring dividends on the Company’s common stock until such dividends and payments are brought current. Commencing with the April 30, 2012 payment of interest on the 2006 series of trust preferred securities, the Company has elected to defer the payment of interest on both of the outstanding series of trust preferred securities, and the Company expects to continue to defer the payment of interest on these securities for the foreseeable future. The deferral of interest payments for up to 20 consecutive quarters (through the first quarter of 2016) is expressly permitted under the applicable indentures for both series of trust preferred securities.

Although the Company will defer the payment of interest, the Company will continue to accrue interest expense related to the trust preferred securities. The Company recognized interest expense of $909,000, $919,000 and $1.1 million on the trust preferred securities during the years ended December 31, 2011, 2010 and 2009, respectively. To the extent applicable law permits interest on interest, the deferred interest payments also accrue interest at the rates specified in the corresponding indentures, compounded quarterly. All of the deferred interest and the compounded interest are due in full at the end of the applicable deferral period. If the Company fails to pay the deferred and compounded interest at the end of the deferral period, the trustee under the applicable indenture, or the holders of 25% of the outstanding principal amount of any issue of trust preferred securities, would have the right, after any applicable grace period, to declare an event of default. The occurrence of an event of default on these securities would entitle the trustees and holders of the trust preferred securities to exercise various remedies, including demanding immediate payment in full of the entire outstanding principal amount of the subordinated debentures.

Annex A

AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

TRUSTMARK CORPORATION

AND

BANCTRUST FINANCIAL GROUP, INC.

Dated as of May 28, 2012

A-i

A-ii

Exhibit A: Form of Subsidiary Plan of Merger

A-iii

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”) is made and entered into as of May 28, 2012, by and between Trustmark Corporation (“Buyer”), a Mississippi corporation, and BancTrust Financial Group, Inc. (“Target”), an Alabama corporation.

Preamble

The respective Boards of Directors of Target and Buyer have approved this Agreement and declared that this Agreement and the transactions contemplated hereby are advisable and in the best interests of the Parties to this Agreement and their respective shareholders. This Agreement provides for the acquisition of Target by Buyer pursuant to the merger of Target with and into Buyer with Buyer surviving as the surviving corporation. At the effective time of such Merger, the outstanding shares of Target Common Stock shall be converted into the right to receive shares of Buyer Common Stock (except as provided herein). As a result, shareholders of Target shall become shareholders of Buyer. In connection with the acquisition of Target, Buyer shall purchase each share of Target’s Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value, with a stated liquidation amount of $1,000 per share (the “Target Series A Preferred Stock”), that is issued and outstanding immediately prior to the Effective Time (the “TARP Purchase”), and will purchase each warrant issued by Target on December 19, 2008 (the “Warrant”), to the United States Department of the Treasury (the “Treasury”), in connection with the issuance of the Target Series A Preferred Stock (the “Warrant Purchase”). The transactions described in this Agreement are subject to the approvals of the shareholders of Target and applicable regulatory authorities and the satisfaction of certain other conditions described in this Agreement. It is the intention of the Parties to this Agreement that the Merger for federal income tax purposes shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, and this Agreement is intended to be and is adopted as a “plan of reorganization” for purposes of Sections 354 and 361 of the Internal Revenue Code.

Capitalized terms used in this Agreement and not otherwise defined herein are defined in Section 10.1 of this Agreement.

NOW, THEREFORE, in consideration of the above and the mutual warranties, representations, covenants, and agreements set forth herein, the Parties agree as follows:

ARTICLE 1    TRANSACTIONS AND TERMS OF MERGER

1.1    Merger.

Subject to the terms and conditions of this Agreement, at the Effective Time, Target shall be merged with and into Buyer in accordance with the provisions of the Alabama Business Corporation Law (the “ABCL”) and the Mississippi Business Corporation Act (the “MBCA”) and with the effects provided in Section 10A-2-11.06 of the ABCL and Section 79-4-11.07 of the MBCA (the “Merger”). Buyer shall be the Surviving Corporation resulting from the Merger, and shall continue to be governed by the Laws of the State of Mississippi. The Merger shall be consummated pursuant to the terms of this Agreement, which has been approved and adopted by the respective Boards of Directors of Target and Buyer.

1.2    Time and Place of Closing.

The closing of the transactions contemplated hereby (the “Closing”) will take place at 9:00 A.M., Central Time, on the date that the Effective Time occurs, or at such other date and time as the Parties, acting through their authorized officers, may mutually agree in writing. The Closing shall be held at the offices of Wachtell, Lipton, Rosen & Katz, located at 51 West 52nd Street, New York, New York, unless another location is mutually agreed upon by the Parties.

1.3    Effective Time.

The Merger and other transactions contemplated by this Agreement shall become effective (the “Effective Time”) on the date and at the time specified in the articles of merger to be filed with the Secretary of State of the State of Alabama and in the articles of merger to be filed with the Secretary of State of the State of Mississippi. Subject to the terms and conditions hereof, unless otherwise mutually agreed upon in writing by the authorized officers of each Party, the Parties shall cause the Effective Time to occur on the fifth business day following satisfaction or waiver (subject to applicable Law) of the last to occur of the conditions set forth in Article 8 (other than those conditions that by their nature are to be satisfied or waived at the Closing).

1.4    Charter.

The Articles of Incorporation of Buyer in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation until duly amended or repealed.

1.5    Bylaws.

The Bylaws of Buyer in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation until duly amended or repealed.

1.6    Directors and Officers.

The directors of Buyer in office immediately prior to the Effective Time shall serve as the directors of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation. The officers of Buyer in office immediately prior to the Effective Time shall serve as the officers of the Surviving Corporation from and after the Effective Time in accordance with the Bylaws of the Surviving Corporation.

1.7    Bank Merger.

Immediately following the Merger, BankTrust, an Alabama banking corporation and a wholly owned Subsidiary of Target (“Target Bank”), will merge (the “Bank Merger”) with and into Trustmark National Bank, a national banking association and wholly owned Subsidiary of Buyer (“Buyer Bank”). Buyer Bank shall be the surviving entity in the Bank Merger and shall continue its corporate existence under the name “Trustmark National Bank,” and, following the Bank Merger, the separate corporate existence of Target Bank shall cease. The Parties agree that the Bank Merger shall become effective simultaneously with the Effective Time. The Bank Merger shall be implemented pursuant to a subsidiary plan of merger, attached as Exhibit A hereto (the “Subsidiary Plan of Merger”). In order to obtain the necessary state and federal regulatory approvals for the Bank Merger, the Parties shall cause the following to be accomplished prior to the filing of applications for regulatory approval: (i) Target shall cause Target Bank to approve the Subsidiary Plan of Merger, Target, as the sole shareholder of Target Bank, shall approve the Subsidiary Plan of Merger and Target shall cause the Subsidiary Plan of Merger to be duly executed by Target Bank and delivered to Buyer and (ii) Buyer shall cause Buyer Bank to approve the Subsidiary Plan of Merger, Buyer, as the sole shareholder of Buyer Bank, shall approve the Subsidiary Plan of Merger and Buyer shall cause Buyer Bank to duly execute and deliver the Subsidiary Plan of Merger to Target. Prior to the Effective Time, Target shall cause Target Bank, and Buyer shall cause Buyer Bank, to execute such articles or certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective simultaneously with the Effective Time. The parties shall take all appropriate action so that, as of the Effective Time and subject to and in accordance with the organizational documents of Buyer Bank, two (2) individuals who are currently directors of Target and who are mutually selected by Target and Buyer at least ten (10) business days prior to the date on which the Proxy Statement (as hereinafter defined) is first mailed to the shareholders of Target shall be appointed as directors of Buyer Bank. If, prior to the Effective Time, any such individual for any reason ceases to serve as a director of Target, then a successor to such individual who is currently an independent director of Target shall be mutually selected by Target and Buyer and shall be duly appointed to the Board of Directors of Buyer Bank as of the Effective Time pursuant to this Section 1.7.

ARTICLE 2    MANNER OF CONVERTING SHARES

2.1    Conversion of Shares.

Subject to the provisions of this Article 2, at the Effective Time, by virtue of the Merger and without any action on the part of Buyer, Target or the shareholders of either of the foregoing, the shares of the constituent corporations shall be converted as follows:

(a)    Each share of capital stock of Buyer issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time; and

(b)    Each share of Target Common Stock (excluding (i) shares held by any Target Entity or any Buyer Entity, in each case other than in a fiduciary capacity or as a result of debts previously contracted and (ii) any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall cease to be outstanding and shall be converted into and exchanged for the right to receive 0.125 of a share of Buyer Common Stock (the “Exchange Ratio”), subject to payment of cash in lieu of fractional shares of Buyer Common Stock as provided in Section 2.4.

(c)    Each share of Target Series A Preferred Stock issued and outstanding immediately prior to the Effective Time shall be canceled and retired and shall cease to exist as of the Effective Time in connection with consummation of the TARP Purchase.

2.2    Anti-Dilution Provisions.

In the event Buyer changes the number of shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, stock dividend, or similar recapitalization with respect to such stock and the record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be prior to the Effective Time, the Exchange Ratio shall be equitably and proportionately adjusted, if necessary and without duplication, to reflect such change.

2.3    Shares Held by Target or Buyer.

Each of the shares of Target Common Stock or Target Series A Preferred Stock held by any Target Entity or by any Buyer Entity, in each case other than in a fiduciary capacity or as a result of debts previously contracted, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

2.4    Fractional Shares.

Notwithstanding any other provision of this Agreement, each holder of shares of Target Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Buyer Common Stock (after taking into account all certificates delivered by such holder) shall receive, in lieu thereof, cash rounded up to the nearest cent (without interest) in an amount equal to such fractional part of a share of Buyer Common Stock that such holder of shares of Target Common Stock would otherwise have been entitled multiplied by the market value of one share of Buyer Common Stock at the Effective Time. The market value of one share of Buyer Common Stock at the Effective Time shall be the last reported sale price of such common stock on NASDAQ (as reported by The Wall Street Journal or, if not immediately reported thereby, any other authoritative source reasonably selected by Buyer) on the last trading day preceding the Closing Date. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

2.5    Treatment of Target Stock Awards.

(a)    Not less than 30 days prior to the Effective Time, unless a longer notice period is otherwise required by the terms in effect on the date hereof of any agreement governing a stock option award (a “Target Option”), Target shall provide written notice to each holder of a then outstanding Target Option that (i) such Target Option shall be, as at the date of such notice, fully vested and exercisable in full and (ii) if such Target Option is not exercised or otherwise terminated on or before the Effective Time, such Target Option shall terminate as of the Effective Time as set forth in the immediately following sentence. At the Effective Time, each Target Option that is outstanding immediately prior to the Effective Time shall cease to represent a right to acquire shares of Target Common Stock and shall terminate and be cancelled for no consideration.

(b)    At the Effective Time, each right to receive shares of Target Common Stock under the BancTrust Financial Group, Inc. Amended and Restated Director Deferred Compensation Plan (the “Director Plan”) that is unsettled as of immediately prior to the Effective Time (each, a “Target Deferred Stock Award”) shall, by virtue of the Merger and without any action on the part of the holder thereof, subject to applicable Law and otherwise subject to the terms of the Director Plan be converted into the right to receive the number of shares of Buyer Common Stock equal to the product (rounded down to the nearest whole number of shares of Buyer Common Stock) determined by multiplying (x) the number of shares of Target Common Stock underlying or subject to the Target Deferred Stock Award, by (y) the Exchange Ratio.

(c)    Except as may be prohibited by applicable Law, each share of Target Common Stock subject to vesting or other lapse of restrictions pursuant to a Target Stock Plan (each, a “Target Restricted Share”) which is outstanding immediately prior to the Effective Time shall vest in full and become free of such restrictions as of the Effective Time, and, at the Effective Time, the holder thereof shall be entitled to receive the number of shares of Buyer Common Stock with respect to each such Target Restricted Share that a share of Target Common Stock is entitled to in accordance with Section 2.1(b), less applicable tax withholding (if any).

(d)    The board of directors of Target or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall adopt a resolution in advance of the Effective Time providing that the disposition by the officers and directors of Target of Target Common Stock, Target Options, Target Restricted Shares or other equity securities of Target pursuant to the Merger or the other transactions contemplated by this Agreement is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. The board of directors of Buyer or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d)

under the Exchange Act) shall adopt a resolution in advance of the Effective Time providing that the receipt by the Target Insiders of Buyer Common Stock or other equity securities of Buyer pursuant to the Merger or the other transactions contemplated by this Agreement is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. For purposes of this Section 2.5(d), the term “Target Insiders” means those officers and directors of Target who will become subject to the reporting requirements of Section 16(a) of the Exchange Act as insiders of Buyer in conjunction with the Merger.

(e)    Prior to the Effective Time, Target shall take all actions necessary to (i) terminate the Target Stock Plans effective as of the Effective Time and ensure that no current or former employees, directors or their beneficiaries have any right to receive shares of Target Common Stock or Buyer Common Stock under the Target Stock Plans or any award agreements thereunder following the Effective Time, except as expressly provided in Section 2.5(c) hereof with respect to the Target Restricted Shares, and (ii) terminate the Director Plan as required by Section 7.8(e) to ensure that no additional shares of Buyer Common Stock can be credited under such plan.

ARTICLE 3    EXCHANGE OF SHARES

3.1    Exchange Procedures.

(a)    Promptly after the Effective Time, Buyer shall make available to Buyer’s transfer agent or another exchange agent selected by Buyer and reasonably acceptable to Target (the “Exchange Agent”) for exchange in accordance with this Section 3.1 the shares of Buyer Common Stock issuable pursuant to this Agreement. Promptly after the Effective Time, Buyer shall cause the Exchange Agent to mail (or in the case of the Depository Trust Company on behalf of “Street” holders, deliver) to each holder of record of a certificate or certificates which represented shares of Target Common Stock immediately prior to the Effective Time (the “Certificates”) or Book-Entry Shares appropriate transmittal materials and instructions (which shall specify that delivery shall be effected, and risk of loss and title to such Certificates or Book-Entry Shares shall pass, only upon proper delivery of such Certificates or Book-Entry Shares to the Exchange Agent). The Certificates or Book-Entry Shares of Target Common Stock so delivered shall be duly endorsed as the Exchange Agent may reasonably require. In the event of a transfer of ownership of shares of Target Common Stock represented by Certificates or Book-Entry Shares that is not registered in the transfer records of Target, the consideration provided in Section 2.1 may be issued to a transferee if the Certificates or Book-Entry Shares representing such shares are delivered to the Exchange Agent, accompanied by all documents required to evidence such transfer and by evidence satisfactory to the Exchange Agent that any applicable stock transfer taxes have been paid. If any Certificate shall have been lost, stolen, mislaid or destroyed, upon receipt of (i) an affidavit of that fact from the holder claiming such Certificate to be lost, mislaid, stolen or destroyed, (ii) such bond, security or indemnity as Buyer and the Exchange Agent may reasonably require and (iii) any other documents reasonably requested by the Exchange Agent to evidence and effect the bona fide exchange thereof, the Exchange Agent shall issue to such holder the consideration into which the shares represented by such lost, stolen, mislaid or destroyed Certificate shall have been converted. The Exchange Agent may establish such other reasonable and customary rules and procedures in connection with its duties as it may deem appropriate. Buyer shall pay all charges and expenses, including those of the Exchange Agent, in connection with the distribution of the consideration provided in Section 2.1.

(b)    After the Effective Time, each holder of shares of Target Common Stock (other than (i) shares to be canceled pursuant to Section 2.3 or (ii) Dissenting Shares) issued and outstanding at the Effective Time shall surrender the Certificates or Book-Entry Shares representing such shares, together with appropriate transmittal materials executed in accordance with the instructions thereto and such other documents as the Exchange Agent may reasonably require, to the Exchange Agent and shall promptly upon surrender thereof receive in exchange therefor the consideration provided in Section 2.1, together with all undelivered dividends or distributions in respect of such shares (without interest thereon) as provided for herein. Buyer shall not be obligated to deliver the consideration to which any former holder of Target Common Stock is entitled as a result of the Merger until such holder surrenders such holder’s Certificates or Book-Entry Shares for exchange as provided in this Section 3.1. All shares of Buyer Common Stock issued, including any cash paid in lieu of fractional shares, upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article 3 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Target Common Stock formerly represented by such Certificates or Book-Entry Shares.

(c)    Each of Buyer and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Target Common Stock such amounts, if any, as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code or any provision of state, local or foreign Tax Law. To the extent that any amounts are so withheld by Buyer or the Exchange Agent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Target Common Stock in respect of which such deduction and withholding was made by Buyer or the Exchange Agent, as the case may be.

(d)    Any other provision of this Agreement notwithstanding, neither of Buyer nor the Exchange Agent shall be liable to a holder of Target Common Stock for any amounts paid or property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar Law.

3.2    Rights of Former Target Shareholders.

(a)    At the Effective Time, the stock transfer books of Target shall be closed as to holders of Target Common Stock immediately prior to the Effective Time and no transfer of Target Common Stock by any such holder shall thereafter be made or recognized. Until surrendered for exchange in accordance with the provisions of Section 3.1, each Certificate and Book-Entry Share theretofore representing shares of Target Common Stock (other than shares to be canceled pursuant to Section 2.3) shall from and after the Effective Time represent for all purposes only the right to receive the consideration provided in Sections 2.1 and 2.5 in exchange therefor, subject, however, to the Buyer’s obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which have been declared or made by Target in respect of such shares of Target Common Stock in accordance with the terms of this Agreement and which remain unpaid at the Effective Time. Whenever a dividend or other distribution is declared by Buyer on the Buyer Common Stock, the record date for which is at or after the Effective Time, the declaration shall include dividends or other distributions on all shares of Buyer Common Stock issuable pursuant to this Agreement, but no dividend or other distribution payable to the holders of record of Buyer Common Stock as of any time subsequent to the Effective Time shall be delivered to the holder of any Certificate or Book-Entry Share until such holder surrenders such Certificate or Book-Entry Share for exchange as provided in Section 3.1. However, upon surrender of such Certificate or Book-Entry Share, both the Buyer Common Stock certificate (together with all such undelivered dividends or other distributions without interest) and any undelivered dividends and cash payments payable hereunder (without interest) shall be delivered and paid with respect to each share represented by such Certificate or Book-Entry Share.

(b)    If any Certificates or Book-Entry Shares shall not have been surrendered prior to three years after the Effective Time (or immediately prior to or such earlier date on which the Merger consideration would escheat to or become the property of any governmental entity), any such Merger consideration in respect thereof shall, to the extent permitted by applicable Law, become the property of Buyer, free and clear of all claims or interest of any Person previously entitled thereto.

3.3    Dissenting Shareholders.

(a)    Notwithstanding anything in this Agreement to the contrary, shares of Target Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands the fair value of such shares pursuant to, and who complies in all respects with, the provisions of Section 10A-2-13.21 et seq. of the ABCL (the “Dissenting Shareholders”), shall not be converted into or be exchangeable for the right to receive any of the consideration as specified in Article 2 (the “Dissenting Shares”), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 10A-2-13.21 et seq. of the ABCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the provisions of Section 10A-2-13.21 et seq. of the ABCL and this Section 3.3), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to demand or receive the fair value of such shares of Target Common Stock under the ABCL. If any Dissenting Shareholder shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder’s shares of Target Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, a portion of the Merger consideration exchangeable for each such share of Target Common Stock a specified in Article 2, without any interest thereon.

(b)    Target shall give Buyer (i) prompt notice of any written notices to exercise dissenter’s rights in respect of any shares of Target Common Stock, attempted withdrawals of such notices and any other instruments served pursuant to the ABCL and received by Target relating to shareholders’ dissenters’ rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the ABCL. Target shall not, except with the prior written consent of Buyer, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment.

ARTICLE 4    REPRESENTATIONS AND WARRANTIES OF TARGET

Except as Previously Disclosed, Target hereby represents and warrants to Buyer as follows:

4.1    The Standard.

No representation or warranty of Target contained in Article 4 shall be deemed untrue or incorrect, and Target shall not be deemed to have breached a representation or warranty, in any case as a consequence or result of the existence or absence of any fact, circumstance, change or event, unless such fact, circumstance, change or event, individually or taken together with all other facts, circumstances, changes or events inconsistent with any representation or warranty contained in Article 4 has had or is reasonably likely to have a Material Adverse Effect on Target (it being understood that for the purpose of determining the accuracy of such representations and warranties, other than the representation in Section 4.8(a), all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded); provided, that the foregoing shall not apply to the representations in Sections 4.2(a) (first and third sentences only), 4.2(b), 4.3(a), 4.3(b)(i), 4.4(b), 4.23 and 4.29, which shall be true and correct in all material respects, and the representations and warranties in Sections 4.4(a), 4.4(c), 4.7(iv) and 4.8(a), which shall be true and correct in all respects (except for inaccuracies in Sections 4.4(a) and 4.4(c) that are de minimis in amount).

4.2    Organization, Standing, and Power.

(a)    Target is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Alabama and has the corporate power and authority necessary to carry on its business as now conducted and to own, lease and operate its Assets. Target is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed. Target is duly registered with the Board of Governors of the Federal Reserve System as a bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”).

(b)    True, complete and correct copies of the Amended and Restated Articles of Incorporation of Target and the Amended and Restated Bylaws of Target, each as in effect as of the date of this Agreement, have been Previously Disclosed.

4.3    Authority of Target; No Breach By Agreement.

(a)    Target has the corporate power and authority necessary to execute, deliver, and, other than with respect to the Merger, perform this Agreement, and with respect to the Merger, upon the adoption and approval of this Agreement and the Merger by Target’s shareholders in accordance with this Agreement and Alabama Law, to perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery, and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Target (including a determination by the board of directors of Target that this Agreement is advisable and in the best interests of Target’s shareholders), subject to the approval and adoption of this Agreement by the holders of two-thirds (2/3) of the outstanding shares of Target Common Stock as contemplated by Section 7.1. Subject to the requisite shareholder approval, and assuming the due authorization, execution and delivery by Buyer, this Agreement represents a legal, valid, and binding obligation of Target, enforceable against Target in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)    Neither the execution and delivery of this Agreement by Target, nor the consummation by Target of the transactions contemplated hereby, nor compliance by Target with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Target’s Articles of Incorporation or Bylaws or the certificate or articles of incorporation, bylaws or other governing instruments of any Target Subsidiary or any resolution adopted by the board of directors or the shareholders of any Target Entity, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Target Entity under, any Contract or Permit of any Target Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Target Entity or any of their respective material Assets.

(c)    Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, the rules of NASDAQ, the ABCL and the MBCA, and Consents required from Regulatory Authorities, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Target of the Merger and the other transactions contemplated in this Agreement.

4.4    Capital Stock.

(a)    The authorized capital stock of Target consists of (i) 100,000,000 shares of Target Common Stock, and (ii) 500,000 shares of preferred stock, no par value, of which 50,000 shares of Target Series A Preferred stock were designated as Fixed Rate Cumulative Perpetual Preferred Stock.

(b)    All of the issued and outstanding shares of capital stock of Target are duly and validly issued and outstanding and are fully paid and nonassessable under the ABCL. None of the outstanding shares of capital stock of Target has been issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities of the current or past shareholders of Target. Upon any issuance of any shares of Target Common Stock in accordance with the terms of the Target Stock Plans or pursuant to the Warrant, such shares will be duly and validly issued and fully paid and nonassessable under the ABCL.

(c)    As of the close of business on May 17, 2012, (i) 17,967,388 shares of Target Common Stock (excluding treasury shares) were issued and outstanding, (ii) 255,560 shares of Target Common Stock were held by Target in its treasury, (iii) 50,000 shares of Target Series A Preferred Stock were issued and outstanding, (iv) no shares of Target preferred stock (other than Target Series A Preferred Stock) were issued and outstanding or held by Target in its treasury, (v) 730,994 shares of Target Common Stock were reserved for issuance pursuant to the Warrant, (vi) 569,507 shares of Target Common Stock were reserved for issuance pursuant to Target Stock Plans (of which 69,507 shares were subject to outstanding Target Options and 8,501 shares were subject to outstanding Target Restricted Shares), (vii) 220,772 shares of Target Common Stock were subject to outstanding Target Deferred Stock Awards under the Director Plan, (viii) 406,500 shares of Target Common Stock were reserved for issuance pursuant to the BancTrust Dividend Reinvestment and Stock Purchase Plan, and (ix) 2,703,450 shares of Target Common Stock were reserved for issuance pursuant to the Standby Equity Distribution Agreement with YA Global Master SPV Ltd., dated November 10, 2010 (the “SEDA”). As of May 17, 2012, except for the Target Options, the Target Deferred Stock Awards and the Warrant, Target does not have and is not bound by any outstanding Equity Rights for shares of Target Common Stock, Target preferred stock or any other equity securities of Target or any securities representing the right to purchase or otherwise receive any shares of Target Common Stock, Target preferred stock or other equity securities of Target. Except as set forth in Section 4.4, there are no shares of capital stock or other equity securities of Target outstanding and no outstanding Equity Rights relating to the capital stock of Target. Except as specifically contemplated by this Agreement, no Person has any Contract or any right or privilege (whether pre-emptive or contractual) capable of becoming a Contract or Equity Right for the purchase, subscription or issuance of any securities of Target. As of the date hereof, no bonds, debentures, notes or other indebtedness having the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of Target may vote are issued or outstanding. Except as set forth in Section 4.4(c) of Target’s Disclosure Memorandum, there are no Contracts pursuant to which Target or any Target Subsidiaries is or could be required to register shares of Target’s capital stock or other securities under the Securities Act or to issue, deliver, transfer or sell any shares of capital stock, Equity Rights or other securities of Target or any Target Subsidiaries. No Target Subsidiary owns any capital stock of Target.

4.5    Target Subsidiaries.

Target has disclosed in Section 4.5 of its Disclosure Memorandum each of the Target Subsidiaries that is a corporation (identifying its jurisdiction of incorporation) and each of the Target Subsidiaries that is a general or limited partnership, limited liability company, or other non-corporate entity (identifying the Law under which such entity is organized). Target or one of its wholly owned

Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Target Subsidiary. No capital stock (or other equity interest) of any Target Subsidiary is or may become required to be issued (other than to another Target Entity) by reason of any Equity Rights, and there are no Contracts by which any Target Subsidiary is bound to issue (other than to another Target Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Target Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Target Subsidiary (other than to another Target Entity). There are no Contracts relating to the rights of any Target Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Target Subsidiary. All of the shares of capital stock (or other equity interests) of each Target Subsidiary held by a Target Entity are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Target Entity free and clear of any Lien. Each Target Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the power and authority (corporate, regulatory or otherwise) necessary for it to own, lease, and operate its Assets and to carry on its business as now conducted. Each Target Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed. Each Target Subsidiary that is a depository institution (including Target Bank) is an “insured depository institution” as defined in the Federal Deposit Insurance Act (the “FDIA”) and applicable regulations thereunder, the deposits in which are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the maximum amount permitted by applicable Law and all premiums and assessments required to be paid in connection therewith have been paid when due. No proceedings for the revocation or termination of such deposit insurance are pending or, to the Knowledge of Target, threatened. The articles or certificate of incorporation or other governing document of each Target Subsidiary comply with applicable Law. A complete and correct copy of the articles or certificate of incorporation or other governing documents of each Target Subsidiary, as amended and as currently in effect, has been Previously Disclosed.

4.6    SEC Filings; Financial Statements.

(a)    Target has timely filed and made available to Buyer all SEC Documents required to be filed by Target since December 31, 2008 (the “Target SEC Reports”). Except for normal examinations conducted by a Regulatory Authority in the regular course of regulating the business of the Target Entities, no Regulatory Authority notified Target that it has initiated any proceeding or, to the Knowledge of Target, threatened an investigation into the business or operations of any Target Entity since December 31, 2008. The Target SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof, and in the case of proxy statements, at the date of the relevant meeting) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Target SEC Reports or necessary in order to make the statements in such Target SEC Reports, in light of the circumstances under which they were made, not misleading.

(b)    Each of the Target Financial Statements (including, in each case, any related notes) contained in the Target SEC Reports, including any Target SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of

Target and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c)    Since December 31, 2008, Target and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by Target in the Target SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to Target’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Target required under the Exchange Act with respect to such reports. As of the date hereof, no executive officer of Target has failed in any material respect to make accurate certifications required under Section 302 or 906 of the Sarbanes-Oxley Act of 2002.

(d)    Target and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

4.7    Absence of Undisclosed Liabilities.

No Target Entity has incurred any Liability, except for Liabilities (i) incurred in the ordinary course of business consistent with past practice since March 31, 2012, (ii) incurred in connection with this Agreement and the transactions contemplated hereby, (iii) that are accrued or reserved against in the consolidated balance sheets of Target as of March 31, 2012 included in the Target Financial Statements delivered or filed prior to the date of this Agreement, or (iv)  that are not reasonably likely to have a Material Adverse Effect on Target.

4.8     Absence of Certain Changes or Events.

(a)    Since March 31, 2012, there has not been a Material Adverse Effect on Target.

(b)    Since March 31, 2012, Target and its Subsidiaries have carried on their respective businesses only in the ordinary and usual course of business consistent with their past practices.

4.9    Tax Matters.

(a)    All Target Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed, and such Tax Returns are correct and complete in all material respects. None of the Target Entities is the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Target Entities (whether or not shown on any Tax Return) that are due have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or for which are being contested in appropriate proceedings) on any of the Assets of any of the Target Entities. No claim has ever been made in writing by an authority in a jurisdiction where any Target Entity does not file a Tax Return that such Target Entity may be subject to Taxes by that jurisdiction.

(b)    None of the Target Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Target Entity or the Assets of any Target Entity. None of the Target Entities has waived any statute of limitations in respect of any Taxes.

(c)    Each Target Entity has complied in all material respects with all applicable Laws relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

(d)    The unpaid Taxes of each Target Entity (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet (rather than in any notes thereto) for such Target Entity and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with past custom and practice of the Target Entities in filing their Tax Returns.

(e)    None of the Target Entities is a party to any Tax indemnity, allocation or sharing agreement (other than any agreement solely between the Target Entities and other than any customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which agreements does not relate to Taxes) and none of the Target Entities has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Target) or has any Tax Liability of any Person under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law (other than the other members of the consolidated group of which Target is parent), or as a transferee or successor.

(f)    Since December 31, 2008, none of the Target Entities was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Internal Revenue Code.

(g)    Target has not been a United States real property holding corporation within the meaning of Internal Revenue Code Section 897(c)(1)(A)(ii). None of the Target Entities will be required to include after the Closing any material adjustment in taxable income pursuant to Section 481 of the Internal Revenue Code or any comparable provision under state or foreign Tax Laws as a result of transactions or events occurring prior to the Closing. The net operating losses of the Target Entities are not subject to any limitation on their use under the provisions of Section 382 of the Internal Revenue Code other than any such limitation under the provisions of Section 382 of the Internal Revenue Code as may arise as a result of the consummation of the transactions contemplated by this Agreement. None of the Target Entities have participated in any “reportable transactions” within the meaning of Treasury Regulation Section 1.6011-4.

4.10    Assets.

Each Target Entity has good and marketable title to those Assets reflected in the latest Target Financial Statements as being owned by such Target Entity or acquired after the date thereof (except Assets sold or otherwise disposed of since the date thereof in the ordinary course of business), free and clear of all Liens, except (a) statutory Liens securing payments not yet due, (b) Liens for real property Taxes not yet due and payable, (c) easements, rights of way, and other similar encumbrances that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and (d) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Liens”). Target is the lessee of all leasehold estates reflected in the latest Target Financial Statements, free and clear of all Liens of any nature whatsoever, except for Permitted Liens, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Knowledge of Target, the lessor. There are no pending or, to the Knowledge of Target, threatened condemnation or eminent domain proceedings against any real property that is owned or leased by Target. Target and its Subsidiaries own or lease all properties as are necessary to their operations now conducted.

4.11    Intellectual Property.

Each Target Entity owns or has a valid license to use all of the Intellectual Property necessary to carry on the business of such Target Entity, including sufficient rights in each copy possessed by each Target Entity. Each Target Entity is the owner of or has a license, with the right to sublicense, to any Intellectual Property sold or licensed to a third party by such Target Entity in connection with such Target Entity’s business operations, and such Target Entity has the right to convey by sale or license any Intellectual Property so conveyed. No Target Entity is in Default under any of its Intellectual Property licenses. No proceedings have been instituted, or are pending or to the Knowledge of Target threatened, which challenge the rights of any Target Entity with respect to Intellectual Property used, sold or licensed by such Target Entity in the course of its business, nor has any person claimed or alleged any rights to such Intellectual Property. The conduct of the business of the Target Entities does not infringe any Intellectual Property of any other person. The validity, continuation and effectiveness of all licenses and other agreements relating to Intellectual Property used by any Target Entity in the course of its business and the current terms thereof will not be affected by the transactions contemplated by this Agreement, the use of the “BancTrust” and “BankTrust” trademarks will be transferred to Buyer in connection with the transactions contemplated by this Agreement and after the Effective Time, no Person besides Buyer shall have right and title to the “BancTrust” and “BankTrust” trademarks and trade names.

4.12    Environmental Matters.

(a)    To the Knowledge of Target, each Target Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws.

(b)    There is no Litigation pending or, to the Knowledge of Target, threatened before any court, governmental agency, or authority or other forum in which any Target Entity or any of its Operating Properties or Participation Facilities (or Target in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Target Entity or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

4.13    Compliance with Laws.

Target is duly registered as a bank holding company under the BHC Act. Each Target Entity has in effect all Permits necessary for it to own, lease, or operate its material Assets and to carry on its business as now conducted and there has occurred no Default under any such Permit. None of the Target Entities:

(a)    is in Default under any of the provisions of its Articles of Incorporation or Bylaws (or other governing instruments);

(b)    is in Default under any Laws, Orders, or Permits applicable to its business or employees conducting its business; or

(c)    since December 31, 2008, has received any written notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Target Entity is not in compliance with any Laws or Orders, or (ii) requiring any Target Entity to enter into or consent to the issuance of a cease and desist order, injunction formal agreement, directive, commitment, or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.

4.14    Community Reinvestment Act Compliance.

Each Target Subsidiary that is an “insured depositary institution” as defined in the FDIA and applicable regulations thereunder, is in compliance in all material respects with the applicable provisions of the Community Reinvestment Act of 1977 and the regulations promulgated thereunder and has received a Community Reinvestment Act rating of “satisfactory” in its most recently completed exam, and Target has no Knowledge of the existence of any fact or circumstance or set of facts or circumstances which could reasonably be expected to result in any such Target Subsidiary having its current rating lowered.

4.15    Foreign Corrupt Practices.

No Target Entity, or, to the Knowledge of Target, any director, officer, agent, employee or other Person acting on behalf of a Target Entity has, in the course of its actions for, or on behalf of, any Target Entity (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity, (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds, (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

4.16    Labor Relations.

(a)    No Target Entity is the subject of any Litigation asserting that it or any other Target Entity has committed an unfair labor practice (within the meaning of the National Labor Relations Act or comparable state Law) or other violation of state or federal labor Law or seeking to compel it or any other Target Entity to bargain with any labor organization or other employee representative as to wages or conditions of employment, nor is any Target Entity party to or currently negotiating any collective bargaining agreement or subject to any bargaining order, injunction or other Order relating to Target’s relationship or dealings with its employees, any labor organization or any other employee representative. There is no strike, slowdown, lockout or other job action or labor dispute involving any Target Entity pending or threatened and there have been no such actions or disputes since December 31, 2008. To the Knowledge of Target, since December 31, 2008, there has not been any attempt by any Target Entity employees or any labor organization or other employee representative to organize or certify a collective bargaining unit or to engage in any other union organization activity with respect to the workforce of any Target Entity. The employment of each employee and the engagement of each independent contractor of each Target Entity are terminable at will by the relevant Target Entity without any penalty, liability or severance obligation incurred by any Target Entity.

(b)    All of the employees employed in the United States are either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, other United States immigration Laws and the Laws related to the employment of non-United States citizens applicable in the state in which the employees are employed, and, to the Knowledge of Target, each individual who renders services to any Target Entity is properly classified as having the status of an employee or independent contractor or other non-employee status (including for purposes of taxation and Tax reporting and under Target Benefit Plans).

4.17    Employee Benefit Plans.

(a)    Target has disclosed in Section 4.17(a) of its Disclosure Memorandum, and has made available to Buyer prior to the execution of this Agreement, (i) true and correct copies of each Employee Benefit Plan currently adopted, maintained by, sponsored in whole or in part by, or contributed to by any Target Entity or ERISA Affiliate thereof for the benefit of employees, retirees, dependents, spouses, directors, independent contractors, or other beneficiaries or under which employees, retirees, former employees, dependents, spouses, directors, independent contractors, or other beneficiaries are eligible to participate (collectively, the “Target Benefit Plans”) and (ii) a list of each Employee Benefit Plan that is not identified in (i) above (e.g., former Employee Benefit Plans) but for which the Target Entity or ERISA Affiliate has or reasonably could be expected to have any obligation or Liability. Any of the Target Benefit Plans which is an “employee pension benefit plan,” as that term is defined in ERISA Section 3(2), is referred to herein as a “Target ERISA Plan.”

(b)    Target has made available to Buyer prior to the execution of this Agreement (i) all trust agreements or other funding arrangements for all Target Benefit Plans, (ii) all determination letters, opinion letters, information letters or advisory opinions issued by the United States Internal Revenue Service (“IRS”), the United States Department of Labor (“DOL”) or the Pension Benefit Guaranty Corporation during this calendar year or any of the preceding three calendar years, (iii) annual reports or returns, audited or unaudited financial statements, actuarial reports and valuations prepared for any Target Benefit Plan for the current plan year and the preceding plan year, and (iv) the most recent summary plan descriptions and any material modifications thereto.

(c)    Each Target Benefit Plan is in material compliance with the terms of such Target Benefit Plan and the applicable requirements of the Internal Revenue Code, ERISA, and any other applicable Laws. Each Target Benefit Plan which is intended to be qualified under Section 401(a) of the Internal Revenue Code has received a favorable determination letter, or for a prototype plan, opinion letter, from the IRS that is still in effect and applies to the Target ERISA Plan, or an application for an updated IRS determination letter has been timely submitted to the IRS and is pending. Target is not aware of any circumstances likely to result in revocation of any such favorable determination or opinion letter.

(d)    There are no pending or, to the Knowledge of Target, threatened claims or disputes under the terms of, or in connection with, the Target Benefit Plans other than claims for benefits in the ordinary course of business and no action, proceeding, prosecution, inquiry, hearing or investigation has been commenced with respect to any Target Benefit Plan.

(e)    To the Knowledge of Target, no “party in interest” (as defined in ERISA Section 3(14)) or “disqualified person” (as defined in Internal Revenue Code Section 4975(e)(2)) of any Target Benefit Plan has engaged in any nonexempt “prohibited transaction” (described in Internal Revenue Code Section 4975(c) or ERISA Section 406).

(f)    With respect to each Target ERISA Plan that is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Internal Revenue Code, (i) the Target Entities and their ERISA Affiliates have complied with the minimum funding requirements under Sections 412 and 430 of the Internal Revenue Code and Sections 302 and 303 of ERISA, whether or not waived, and (ii) no such Target ERISA Plan is currently in “at risk status” within the meaning of Section 430(i) of the Internal Revenue Code or Section 303(i) of ERISA. With respect to any Target Benefit Plan that is an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Internal Revenue Code, such plan has been terminated by the proper board of directors’ action and any outstanding loan for which such plan is a borrower has been repaid in full. No Liability under Title IV of ERISA has been or is expected to be incurred by the Target Entities or their ERISA Affiliates, other than Liabilities in the ordinary course relating to the Retirement Plan for Employees of BancTrust Financial Group, Inc. (which includes other plans that have been merged into such plan). Neither the Target Entities nor any of their ERISA Affiliates has had an “obligation to contribute” (as defined in ERISA Section 4212) to a “multiemployer plan” (as defined in ERISA Sections 4001(a)(3) and 3(37)(A)) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(g)    Except as disclosed in Section 4.17(g) of the Disclosure Memorandum, no Target Entity has any Liability for retiree health and life benefits under any of the Target Benefit Plans and there are no restrictions on the rights of such Target Entity to amend or terminate any such retiree health or benefit plan without incurring any Liability thereunder except to the extent required under Part 6 of Title I of ERISA or Internal Revenue Code Section 4980B. No Tax under Internal Revenue Code Sections 4980B or 5000 has been incurred with respect to any Target Benefit Plan and no circumstance exists which could reasonably be expected to give rise to such Tax.

(h)    All contributions required to be made to any Target Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Target Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Target.

(i)    Each Target Benefit Plan that is a “nonqualified deferred compensation plan” as defined in Section 409A(d)(1) of the Internal Revenue Code (a “Nonqualified Deferred Compensation Plan”) and any award thereunder, in each case that is subject to Section 409A of the Internal Revenue Code, has since (i) January 1, 2006, been maintained and operated in good faith compliance with Section 409A of the Internal Revenue Code and IRS Notice 2005-1, and (ii) January 1, 2010, been in documentary and operational compliance with Section 409A of the Internal Revenue Code in all material respects and, to the Knowledge of the Target Companies, there are no existing circumstances that require correction under Notice 2010-6 or Notice 2008-113.

(j)    Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) except as disclosed in Section 4.17(j)(i) of the Disclosure Memorandum, result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of any Target Entity, or (ii) result in any limitation on the right of any Target Entity to amend, merge, terminate or receive a reversion of assets from any Target Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by the Target Entities in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) is reasonably expected to be an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code. The Section

280G analysis previously provided to Buyer sets forth accurate and complete data with respect to the four disqualified individuals identified therein and a good faith estimate of the amounts potentially payable to each such individual in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) or as a result of a termination of employment or service, taking into account any contractual provisions relating to Section 280G of the Internal Revenue Code, in each case, assuming that the Closing Date and qualifying termination of employment occurred in 2012 with respect to each individual identified in such calculations. No Target Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Internal Revenue Code, or otherwise.

(k)    The Target Entities have complied and will be in compliance, as of the Closing Date, with Sections 111 and 302 of the Emergency Economic Stabilization Act of 2008, as amended by the U.S. American Recovery and Reinvestment Act of 2009, including all guidance issued thereunder by a Regulatory Authority (collectively “EESA”). Each of the Target’s senior executive officers serving at the time of the issuance of the Target Series A Preferred Stock executed and delivered a waiver and a letter agreement acknowledging and agreeing to amendments to Target’s compensation arrangements that may be necessitated by EESA and waiving any claims they may have with respect thereto. These waivers and letter agreements were filed with the SEC by Target with a Current Report on Form 8-K on December 23, 2008. With respect to any other employee of a Target Entity who is subject to the limitations imposed under EESA, the Target Benefit Plans applicable to such employee include have been amended to limit or reduce rights to compensation, including severance payments and benefits, for so long as the EESA limitations are required to be imposed.

4.18    Material Contracts.

Except as otherwise reflected in the Target SEC Reports, none of the Target Entities, nor any of their respective Assets, businesses, or operations, is a party to, or is bound or affected by, or receives benefits under, (a) any employment, severance, termination, consulting, or retirement Contract providing for aggregate payments to any Person in any calendar year in excess of $150,000, (b) any Contract relating to the borrowing of money by any Target Entity or the guarantee by any Target Entity of any such obligation (other than Contracts evidencing deposit liabilities, purchases of federal funds, fully-secured repurchase agreements, and Federal Home Loan Bank advances of depository institution Subsidiaries, and trade payables) in excess of $100,000, (c) any Contract which prohibits or restricts any Target Entity (and/or, following consummation of the transactions contemplated by this Agreement, Buyer) from engaging in any business activities in any geographic area, line of business or otherwise in competition with any other Person, (d) any Contract between or among Target Entities, (e) any Contract relating to the purchase or sale of any goods or services by a Target Entity (other than Contracts entered into in the ordinary course of business and involving payments under any individual Contract not in excess of $250,000 or involving Loans, borrowings or guarantees originated or purchased by any Target Entity in the ordinary course of business and consistent with past practice), (f) any Contract which obligates any Target Entity to conduct business with any third party on an exclusive or preferential basis, (g) any Contract which requires referrals of business or requires any Target Entity to make available investment opportunities to any person on a priority or exclusive basis, (h) any Contract which grants any “most favored nation” right, right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of any Target Entity, (i) any Contract which limits the payment of dividends by any Target Entity, (j) any Contract pursuant to which any Target Entity has agreed with any third parties to become a member of, manage or control a joint venture, partnership, limited liability company or other similar entity, (k) any Contract pursuant to which any Target Entity has agreed with any third party to a change of control transaction such as an acquisition, divestiture or merger and which contains representations, covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect, (l) any Contract which relates to Intellectual

Property of Target (including permitting the use of the names BankTrust, BancTrust or any variant thereof), (m) any Contract between any Target Entity, on the one hand, and (1) any officer or director of any Target Entity, or (2) to the Knowledge of Target, any (x) record or beneficial owner of five percent (5%) or more of the voting securities of Target, (y) Affiliate or family member of any such officer, director or record or beneficial owner or (z) any other Affiliate of Target, on the other hand, except those of a type available to employees of Target generally, or (n) any other Contract or amendment thereto that would be required to be filed as an exhibit to a Target SEC Report filed by Target with the SEC as of the date of this Agreement (together with all Contracts referred to in Sections 4.11 and 4.17(a), the “Target Contracts”). With respect to each Target Contract: (i) the Contract is in full force and effect and enforceable in accordance with its terms; (ii) no Target Entity is in Default thereunder; (iii) no Target Entity has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Target, in Default in any material respect or has repudiated or waived any material provision thereunder. All of the Target Contracts have been Previously Disclosed. All of the indebtedness of any Target Entity for money borrowed is prepayable at any time by such Target Entity without penalty or premium.

4.19    Derivative Instruments and Transactions.

All Derivative Transactions (as defined below) whether entered into for the account of any Target Entity or for the account of a customer of any Target Entity (a) were entered into in the ordinary course of business consistent with past practice and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Regulatory Authorities, (b) are legal, valid and binding obligations of the Target Entity party thereto and, to the Knowledge of Target, each of the counterparties thereto, and (c) are in full force and effect and enforceable in accordance with their terms. Target or its Subsidiaries and, to the Knowledge of Target, the counterparties to all such Derivative Transactions, have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Knowledge of Target, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of Target and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in the books and records of the Target and such Subsidiaries in accordance with GAAP. For purposes of this Agreement, the term “Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

4.20    Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Target, threatened against any Target Entity, or against any current or former director, officer or employee in their capacities as such or Employee Benefit Plan of any Target Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any Target Entity. Section 4.20 of Target’s Disclosure Memorandum sets forth a list of all Litigation as of the date of this Agreement to which any Target Entity is a party and which names a Target Entity as a defendant or cross-defendant. Section 4.20 of Target’s Disclosure Memorandum sets forth a list of all Orders to which any Target Entity is subject.

4.21    Reports.

Since December 31, 2008, each Target Entity has timely filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (other than the SEC). As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4.22    Statements True and Correct.

(a)    None of the information supplied or to be supplied by any Target Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC will, when supplied or when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Registration Statement and the Proxy Statement relating to Target and its Subsidiaries and other portions within the reasonable control of Target and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(b)    None of the information supplied or to be supplied by any Target Entity or any Affiliate thereof for inclusion in the Proxy Statement, and any other documents to be filed by a Target Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such information is supplied and such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Target, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting.

4.23    State Takeover Statutes and Takeover Provisions.

Target has taken all action required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium,” “fair price,” “affiliate transaction,” “business combination,” “control share acquisition” or similar provision of any state anti-takeover Law (collectively, “Takeover Laws”). No Target Entity is the beneficial owner (directly or indirectly) of more than ten percent of the outstanding capital stock of Buyer entitled to vote in the election of Buyer’s directors.

4.24    Opinion of Financial Advisor.

Target has received the opinion of Keefe, Bruyette & Woods, Inc., dated the date of this Agreement, to the effect that, as of such date, the consideration to be paid to the holders of the Target Common Stock in the Merger is fair, from a financial point of view, to such holders. Such opinion has not been amended or rescinded as of the date of this Agreement.

4.25    Tax and Regulatory Matters.

No Target Entity or, to the Knowledge of Target, any Affiliate thereof has taken or agreed to take any action, and Target does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (a) prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code, or (b) materially impede or delay receipt of any of the Requisite Regulatory Approvals.

4.26    Loan Matters.

(a)    Each Loan currently outstanding (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid Liens which have been perfected and (iii) to the Knowledge of Target, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)    To the Knowledge of Target, each outstanding Loan (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, Target’s written underwriting standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable requirements of Laws.

(c)    None of the Contracts pursuant to which any Target Entity has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(d)    Section 4.26(d) of the Target’s Disclosure Memorandum sets forth a list of all Loans as of April 30, 2012 by Target to any directors, executive officers and principal stockholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of any Target Entity, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O and (iii)  all such Loans are and were originated in compliance in all material respects with all applicable Laws.

4.27    Insurance.

Target Entities are insured with reputable insurers against such risks and in such amounts as the management of Target reasonably has determined to be prudent and consistent with industry practice. Section 4.27 of Target’s Disclosure Memorandum contains a true, correct and complete list and a brief description (including the name of the insurer, agent, coverage and the expiration date) of all material insurance policies in force on the date hereof with respect to the business and assets of the Target Entities, true, correct and complete copies of which policies have been provided to Buyer prior to the date hereof. The Target Entities are in material compliance with their insurance policies and are not in Default under any of the material terms thereof. Each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of the Target Entities, Target or the relevant Target Subsidiary is the sole beneficiary of such policies. All premiums and other payments due under any such policy have been paid, and all material claims thereunder have been filed in due and timely fashion. To Target’s Knowledge, no Target Entity has received any written notice of cancellation or non-renewal of any such policies, nor, to Target’s Knowledge, is the termination of any such policies threatened.

4.28    Trust Business.

Each Target Entity has properly administered in all material respects all accounts for which it acts as a fiduciary, including accounts for which it serves as trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the applicable governing documents and applicable laws and regulations.

4.29    Brokers and Finders.

Except for Keefe, Bruyette & Woods, Inc., Target represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Target, Target agrees to indemnify and hold Buyer harmless of and from any Liability in respect of any such claim.

4.30    Transactions with Affiliates.

There are no Contracts, plans, arrangements or other transactions between any Target Entity, on the one hand, and (a) any officer or director of any Target Entity, or (b) to Target’s Knowledge, any (i) record or beneficial owner of five percent (5%) or more of the voting securities of Target, (ii) Affiliate or family member of any such officer, director or record or beneficial owner or (iii) any other Affiliate of Target, on the other hand, except in each case (A) those of a type available to employees of Target generally or (B) loans to directors or officers of any Target Entity on terms consistent with those generally available to customers of any Target Entity and in compliance with Regulation O.

ARTICLE 5    REPRESENTATIONS AND WARRANTIES OF BUYER

Except as Previously Disclosed, Buyer hereby represents and warrants to Target as follows:

5.1    The Standard.

No representation or warranty of Buyer contained in Article 5 shall be deemed untrue or incorrect, and Buyer shall not be deemed to have breached a representation or warranty, in any case as a consequence or result of the existence or absence of any fact, circumstance, change or event, unless such fact, circumstance, change or event, individually or taken together with all other facts, circumstances, changes or events inconsistent with any representation or warranty contained in Article 5 has had or is reasonably likely to have a Material Adverse Effect on Buyer (it being understood that for the purpose of determining the accuracy of such representations and warranties, other than the representation in Section 5.8(a), all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded); provided, that the foregoing shall not apply to the representations in Sections 5.2 (first sentence only), 5.3(a), 5.3(b)(i), 5.4(b) and 5.17, which shall be true and correct in all material respects, and the representations and warranties in Sections 5.4(a), 5.4(c), 5.7(iv) and 5.8(a), which shall be true and correct in all respects (except for inaccuracies in Section 5.4(a) that are de minimis in amount).

5.2    Organization, Standing, and Power.

Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Mississippi, and has the corporate power and authority to carry on its business as now conducted and to own, lease and operate its material Assets. Buyer is duly qualified or licensed to transact business as a foreign corporation in good standing in the states of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed.

5.3    Authority; No Breach By Agreement.

(a)    Buyer has the corporate power and authority necessary to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated herein, including the Merger, have been duly and validly authorized by all necessary corporate action in respect thereof on the part of Buyer. Assuming the due authorization, execution and delivery by Target, this Agreement represents a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms (except in all cases as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, receivership, conservatorship, moratorium, or similar Laws affecting the enforcement of creditors’ rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceeding may be brought).

(b)    Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby, nor compliance by Buyer with any of the provisions hereof, will (i) conflict with or result in a breach of any provision of Buyer’s Certificate of Incorporation or Bylaws, (ii) constitute or result in a Default under, or require any Consent pursuant to, or result in the creation of any Lien on any Asset of any Buyer Entity under, any Contract or Permit of any Buyer Entity, or (iii) subject to receipt of the Requisite Regulatory Approvals, constitute or result in a Default under, or require any Consent pursuant to, any Law or Order applicable to any Buyer Entity or any of their respective material Assets.

(c)    Other than in connection or compliance with the provisions of the Securities Laws, applicable state corporate and securities Laws, the rules of NASDAQ, the ABCL and the MBCA, and Consents required from Regulatory Authorities, no notice to, filing with, or Consent of, any public body or authority is necessary for the consummation by Buyer of the Merger and the other transactions contemplated in this Agreement.

5.4    Capital Stock.

(a)    The authorized capital stock of Buyer consists of (i) 250,000,000 shares of Buyer Common Stock, of which 64,774,953 shares were issued and outstanding as of May 15, 2012, and (ii) 20,000,000 shares of preferred stock of Buyer, of which zero shares were issued and outstanding as of May 15, 2012. As of the date of this Agreement, no more than 1,516,368 shares of Buyer Common Stock are subject to Buyer Options or other Equity Rights in respect of Buyer Common Stock, and no more than 5,135,738 shares of Buyer Common Stock are reserved for future grants under the Buyer Stock Plans. Upon any issuance of any shares of Buyer Common Stock in accordance with the terms of the Buyer Stock Plans, such shares will be duly and validly issued and fully paid and nonassessable.

(b)    All of the issued and outstanding shares of Buyer Capital Stock are, and all of the shares of Buyer Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger, when issued in accordance with the terms of this Agreement, will be, duly and validly issued and outstanding and fully paid and nonassessable under the MBCA. None of the shares of Buyer Common Stock to be issued in exchange for shares of Target Common Stock upon consummation of the Merger will be, issued in violation of any preemptive rights of the current or past shareholders of Buyer.

(c)    Except as set forth in Section 5.4(a), there are no shares of capital stock or other equity securities of Buyer outstanding and no outstanding Equity Rights relating to the capital stock of Buyer. No Buyer Subsidiary owns any capital stock of Target.

5.5    Buyer Subsidiaries.

Buyer or one of its wholly owned Subsidiaries owns all of the issued and outstanding shares of capital stock (or other equity interests) of each Buyer Subsidiary. No capital stock (or other equity interest) of any Buyer Subsidiary are or may become required to be issued (other than to another Buyer Entity) by reason of any Equity Rights, and there are no Contracts by which any Buyer Subsidiary is bound to issue (other than to another Buyer Entity) additional shares of its capital stock (or other equity interests) or Equity Rights or by which any Buyer Entity is or may be bound to transfer any shares of the capital stock (or other equity interests) of any Buyer Subsidiary (other than to another Buyer Entity). There are no Contracts relating to the rights of any Buyer Entity to vote or to dispose of any shares of the capital stock (or other equity interests) of any Buyer Subsidiary. All of the shares of capital stock (or other equity interests) of each Buyer Subsidiary held by a Buyer Entity are fully paid and nonassessable under the applicable corporation Law of the jurisdiction in which such Subsidiary is incorporated or organized and are owned by the Buyer Entity free and clear of any Lien. Each Buyer Subsidiary is duly organized, validly existing, and (as to corporations) in good standing under the Laws of the jurisdiction in which it is incorporated or organized, and has the power and authority necessary for it to own, lease and operate its Assets and to carry on its business as now conducted. Each Buyer Subsidiary is duly qualified or licensed to transact business as a foreign entity in good standing in the States of the United States and foreign jurisdictions where the character of its Assets or the nature or conduct of its business requires it to be so qualified or licensed. Each Buyer Subsidiary that is a depository institution is an “insured depository institution” as defined in the FDIA and applicable regulations thereunder and the deposits in which are insured by the FDIC through the Deposit Insurance Fund to the maximum amount permitted by applicable Law and all premiums and assessments required to be paid in connection therewith have been paid when due.

5.6    SEC Filings; Financial Statements.

(a)    Buyer has timely filed and made available to Target all SEC Documents required to be filed by Buyer since December 31, 2008 (the “Buyer SEC Reports”). The Buyer SEC Reports (i) at the time filed, complied in all material respects with the applicable requirements of the Securities Laws and other applicable Laws and (ii) did not, at the time they were filed (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing or, in the case of registration statements, at the effective date thereof, and in the case of proxy statements, at the date of the relevant meeting) contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Buyer SEC Reports or necessary in order to make the statements in such Buyer SEC Reports, in light of the circumstances under which they were made, not misleading. Except for Trustmark Investment Advisors, Inc., no Buyer Subsidiary is required to file any SEC Documents.

(b)    Each of the Buyer Financial Statements (including, in each case, any related notes) contained in the Buyer SEC Reports, including any Buyer SEC Reports filed after the date of this Agreement until the Effective Time, complied as to form in all material respects with the applicable published rules and regulations of the SEC with respect thereto, was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC), and fairly presented in all material respects the consolidated financial position of Buyer and its Subsidiaries as at the respective dates and the consolidated results of operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect.

(c)    Since December 31, 2008, Buyer and each of its Subsidiaries has had in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by Buyer in the Buyer SEC Reports is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to Buyer’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the chief executive officer and chief financial officer of Buyer required under the Exchange Act with respect to such reports.

(d)    Buyer and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

5.7    Absence of Undisclosed Liabilities.

No Buyer Entity has incurred any Liability, except (i) such Liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2012, (ii) in connection with this Agreement and the transactions contemplated hereby, (iii) such Liabilities that are accrued or reserved against in the consolidated balance sheets of Buyer as of March 31, 2012, included in the Buyer Financial Statements delivered or filed prior to the date of this Agreement, or (iv) as is not reasonably likely to have a Material Adverse Effect on Buyer.

5.8    Absence of Certain Changes or Events.

(a)    Since March 31, 2012 there has not been a Material Adverse Effect on Buyer.

(b)    Since March 31, 2012, Buyer has carried on its businesses only in the ordinary and usual course of business consistent with past practices.

5.9    Tax Matters.

(a)    The Buyer Entities have timely filed with the appropriate Taxing authorities all material Tax Returns in all jurisdictions in which such Tax Returns are required to be filed and such Tax Returns are correct and complete in all material respects. The Buyer Entities are not the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the ordinary course). All material Taxes of the Buyer Entities (whether or not shown on any Tax Return) have been fully and timely paid. There are no Liens for any material amount of Taxes (other than a Lien for Taxes not yet due and payable or for which are being contested in appropriate proceedings) on any of the Assets of the Buyer Entities. No claim has ever been made in writing by an authority in a jurisdiction where any Buyer Entity does not file a Tax Return that such Buyer Entity may be subject to Taxes by that jurisdiction.

(b)    None of the Buyer Entities has received any written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits or examinations regarding any Taxes of any Buyer Entity. None of the Buyer Entities has waived any statute of limitations in respect of any Taxes.

(c)    Each Buyer Entity has complied in all material respects with all applicable Laws, rules and regulations relating to the withholding of Taxes and the payment thereof to appropriate authorities, including Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee or independent contractor, and Taxes required to be withheld and paid pursuant to Sections 1441 and 1442 of the Internal Revenue Code or similar provisions under foreign Law.

5.10    Environmental Matters.

(a)    To the Knowledge of Buyer, each Buyer Entity, its Participation Facilities, and its Operating Properties are, and have been, in compliance with all Environmental Laws.

(b)    There is no Litigation pending or, to the Knowledge of Buyer, threatened before any court, governmental agency, or authority or other forum in which any Buyer Entity or any of its Operating Properties or Participation Facilities (or Buyer in respect of such Operating Property or Participation Facility) has been or, with respect to threatened Litigation, may be named as a defendant (i) for alleged noncompliance (including by any predecessor) with or Liability under any Environmental Law or (ii) relating to the release, discharge, spillage, or disposal into the environment of any Hazardous Material, whether or not occurring at, on, under, adjacent to, or affecting (or potentially affecting) a site currently or formerly owned, leased, or operated by any Buyer Entity or any of its Operating Properties or Participation Facilities, nor is there any reasonable basis for any Litigation of a type described in this sentence.

5.11    Compliance with Laws.

Buyer is duly registered as a bank holding company under the BHC Act. Each Buyer Entity has in effect all Permits necessary for it to own, lease or operate its material Assets and to carry on its business as now conducted and there has occurred no Default under any such Permit. None of the Buyer Entities:

(a)    is in Default under its Certificate of Incorporation or Bylaws (or other governing instruments); or

(b)    is in Default under any Laws, Orders or Permits applicable to its business or employees conducting its business; or

(c)    since December 31, 2008, has received any notification or communication from any agency or department of federal, state, or local government or any Regulatory Authority or the staff thereof (i) asserting that any Buyer Entity is not in compliance with any Laws or Orders, or (ii) requiring any Buyer Entity to enter into or consent to the issuance of a cease and desist order, injunction, formal agreement, directive, commitment or memorandum of understanding, or to adopt any board resolution or similar undertaking, which restricts materially the conduct of its business.

5.12    Legal Proceedings.

There is no Litigation instituted or pending, or, to the Knowledge of Buyer, threatened against any Buyer Entity, or against any director, employee or employee benefit plan of any Buyer Entity, or against any Asset, interest, or right of any of them, nor are there any Orders outstanding against any Buyer Entity.

5.13    Material Contracts.

No Buyer Entity is a party to any Contract or amendment thereto that would be required to be, and has not been, filed as an exhibit to a SEC Report filed by Buyer with the SEC as of the date of this Agreement. With respect to any Contract or amendment thereto required to be filed as an exhibit to a SEC Report filed by Buyer with the SEC: (i) the Contract is in full force and effect; (ii) no Buyer Entity is in Default thereunder; (iii) no Buyer Entity has repudiated or waived any material provision of any such Contract; and (iv) no other party to any such Contract is, to the Knowledge of Buyer, in Default in any respect or has repudiated or waived any material provision thereunder.

5.14    Reports.

Since December 31, 2008, each Buyer Entity has filed all reports and statements, together with any amendments required to be made with respect thereto, that it was required to file with Regulatory Authorities (other than the SEC). As of its respective date, each such report and document did not, in all material respects, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.15    Statements True and Correct.

(a)    None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Registration Statement to be filed by Buyer with the SEC, will, when the Registration Statement becomes effective, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Registration Statement and the Proxy Statement relating to Buyer and its Subsidiaries and other portions within the reasonable control of Buyer and its Subsidiaries will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder.

(b)    None of the information supplied or to be supplied by any Buyer Entity or any Affiliate thereof for inclusion in the Proxy Statement to be mailed to Target’s shareholders in connection with the Shareholders’ Meeting, and any other documents to be filed by any Buyer Entity or any Affiliate thereof with the SEC or any other Regulatory Authority in connection with the transactions contemplated hereby, will, at the respective time such documents are filed, and with respect to the Proxy Statement, when first mailed to the shareholders of Target, be false or misleading with respect to any material fact, or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Shareholders’ Meeting, be false or misleading with respect to any material fact, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of any proxy for the Shareholders’ Meeting.

5.16    Tax and Regulatory Matters.

No Buyer Entity or, to the Knowledge of Buyer, any Affiliate thereof has taken or agreed to take any action, and Buyer does not have any Knowledge of any agreement, plan or other circumstance, that is reasonably likely to (i) prevent the Merger from qualifying as a “reorganization” within the meaning of

Section 368(a) of the Internal Revenue Code, or (ii) materially impede or delay receipt of any of the Requisite Regulatory Approvals.

5.17    Brokers and Finders.

Except for Sandler O’Neill + Partners, L.P., Buyer represents and warrants that neither it nor any of its officers, directors, employees, or Affiliates has employed any broker or finder or incurred any Liability for any financial advisory fees, investment bankers’ fees, brokerage fees, commissions, or finders’ fees in connection with this Agreement or the transactions contemplated hereby. In the event of a claim by any broker or finder based upon such broker’s representing or being retained by or allegedly representing or being retained by Buyer, Buyer agrees to indemnify and hold Target harmless of and from any Liability in respect of any such claim.

ARTICLE 6    CONDUCT OF BUSINESS PENDING CONSUMMATION

6.1    Affirmative Covenants of Target.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in Section 6.1 of Target’s Disclosure Memorandum, Target shall, and shall cause each of its Subsidiaries to, (a) operate its business only in the usual, regular, and ordinary course, consistent with past practice, (b) use its reasonable best efforts to preserve intact its business (including its organization, Assets, goodwill and insurance coverage), and maintain its rights, authorizations, franchises, advantageous business relationships with customers, vendors, strategic partners, suppliers, distributors and others doing business with it, and the services of its officers and key employees, and (c) take no action which would reasonably be expected to materially adversely affect or delay (i) the receipt of any approvals of any Regulatory Authority required to consummate the transactions contemplated by this Agreement or (ii) the consummation of the transactions contemplated by this Agreement.

6.2    Negative Covenants of Target.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Buyer shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in Section 6.2 of Target’s Disclosure Memorandum, Target covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following:

(a)    amend the Articles of Incorporation, Bylaws or other governing instruments of any Target Entity;

(b)    incur or guarantee any additional debt obligation or other obligation for borrowed money (other than indebtedness of Target or a wholly owned Target Subsidiary to Target or another wholly owned Target Subsidiary) except in the ordinary course of business consistent with past practices;

(c)    except for Target Common Stock to be purchased on the open market by the trust associated with the Director Plan or purchases on the open market under the Target’s 401(k) Plan, repurchase, redeem, or otherwise acquire or exchange (other than in accordance with the terms of this Agreement), directly or indirectly, any shares, or any securities convertible into or exchangeable or exercisable for any shares, of the capital stock of any Target Entity, or make, declare, pay or set aside for payment any dividend or set any record date for or declare or make any other distribution in respect of Target’s capital stock or other equity interests (other than with respect to the Target Series A Preferred Stock);

(d)    except pursuant to the exercise of stock options or other Equity Rights outstanding as of the date hereof and pursuant to the terms thereof in existence on the date hereof, (i) issue, sell, pledge, dispose of, encumber, authorize or propose the issuance of, enter into any Contract to issue, sell, pledge, dispose of, encumber, or authorize or propose the issuance of, or otherwise permit to become outstanding, any additional shares of Target Common Stock or any other capital stock of any Target Entity, or any stock appreciation rights, or any option, warrant, or other Equity Right, or (ii) permit any additional shares of Target Common Stock to become subject to new grants or Equity Rights, except for issuances under Target’s dividend reinvestment plan as in effect on the date hereof;

(e)    directly or indirectly adjust, split, combine or reclassify any capital stock or other equity interest of any Target Entity or issue or authorize the issuance of any other securities in respect of or in substitution for shares of Target Common Stock, or sell, transfer, lease, mortgage, permit any Lien, or otherwise dispose of, discontinue or otherwise encumber (i) any shares of capital stock of any Target Entity (unless any such shares of stock are sold or otherwise transferred to Target or a wholly owned Target Subsidiary) or (ii) any Asset with a value in excess of $100,000 other than pursuant to Contracts in force at the date of the Agreement;

(f)    (i) purchase any securities or make any acquisition of or investment in, either by purchase of stock or other securities or equity interests, contributions to capital, Asset transfers, purchase of any Assets (including any investments or commitments to invest in real estate or any real estate development project) or other business combination, or by formation of any joint venture or other business organization or by contributions to capital (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business), any Person other than a wholly owned Target Subsidiary, or otherwise acquire direct or indirect control over any Person; or (ii) enter into a plan of consolidation, merger, share exchange, share acquisition, reorganization or complete or partial liquidation with any Person (other than consolidations, mergers or reorganizations solely among wholly owned Target Subsidiaries), or a letter of intent, memorandum of understanding or agreement in principle with respect thereto;

(g)    (i) grant any increase in compensation or benefits to the employees or officers of any Target Entity, except (A) in the case of any employee with a base salary of less than $50,000 as of the date hereof, for any increases in base salary in the ordinary course of business consistent with past practice, not to exceed three percent (3%) in the case of any individual employee or three percent (3%) in the aggregate for all employees, which amount shall not exceed $100,000 in the aggregate for all employees on an annualized basis, or (B) as required by Law; (ii) pay any (x) severance or termination pay or (y) any bonus, in either case other than pursuant to the Target Benefit Plan in effect on the date hereof and in the case of (x) subject to receipt of an effective release of claims from the employee, and in the case of (y) to the extent required under the terms of the plan without the exercise of any upward discretion; (iii) enter into or amend any severance agreements with employees or officers of any Target Entity; (iv) grant any increase in fees or other increases in compensation or other benefits to directors of any Target Entity except as disclosed in Section 6.2(g) of Target’s Disclosure Memorandum in the ordinary course of business consistent with past practice; or (v) waive any stock repurchase rights, accelerate, amend or change the period of exercisability of any Equity Rights or restricted stock, or reprice Equity Rights granted under the Target Stock Plan or authorize cash payments in exchange for any Equity Rights;

(h)    enter into, amend or renew any employment Contract between any Target Entity and any Person having a salary thereunder in excess of $50,000 per year (unless such amendment is required by Law) that the Target Entity does not have the unconditional right to terminate without Liability (other than Liability for services already rendered), at any time on or after the Effective Time;

(i)    except as required by Law or, with respect to a Target ERISA Plan that is intended to be tax-qualified and in the opinion of counsel such action is necessary or advisable to maintain the tax qualified status, (i) adopt any new Employee Benefit Plan of any Target Entity or terminate or withdraw from, or amend, any Target Benefit Plan, (ii) make any distributions from such Employee Benefit Plans, except as required or the terms of such plans; or (iii) fund or in any other way secure the payment of compensation or benefits under any Target Benefit Plan;

(j)    make any change in any Tax or accounting principles, practices or methods or systems of internal accounting controls, except as may be required to conform to changes in Tax Laws or regulatory accounting requirements or GAAP;

(k)    commence any Litigation other than in the ordinary course of business consistent with past practice, or settle, waive or release or agree or consent to the issuance of any Order in connection with any Litigation (i) involving any Liability of any Target Entity for money damages in excess of $100,000 or (ii) arising out of or relating to the transactions contemplated hereby;

(l)    (i) enter into, renew, extend, modify, amend or terminate any (A) Contract that calls for aggregate annual payments of $100,000 or more, except in the ordinary course of business consistent with past practice, (B) Target Contract, (C) Contract referenced in Section 4.29 (or any other Contract with any broker or finder in connection with the Merger or any other transaction contemplated by this Agreement), or (D) Contract, plan, arrangement or other transaction of the type described in Section 4.30 (other than, in the case of sub-clauses (A) and (B), Contracts that can be terminated on less than 30 days’ notice with no prepayment penalty, liability or other obligation); (ii) make any material amendment or modification to any Contract described in clause (i), other than in the ordinary course of business consistent with past practice; or (iii) waive, release, compromise or assign any material rights or claims under any Contract described in clause (i);

(m)    enter into any new line of business or change in any material respect its lending, investment, risk and asset-liability management, interest rate or fee pricing with respect to depository accounts of any Target Entity, or other material banking or operating policies, or waive any material fees with respect thereto, except as required by Law or by rules or policies imposed by a Regulatory Authority;

(n)    make, or commit to make, any capital expenditures in excess of $100,000 individually or $500,000 in the aggregate;

(o)    except as required by Law or applicable Regulatory Authorities, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans, or (ii) its hedging practices and policies;

(p)    cancel or release any material indebtedness owed to any Person or any claims held by any Person, except for (i) sales of Loans and sales of investment securities, in each case in the ordinary course of business consistent with past practice, or (ii) as expressly required by the terms of any Contracts in force at the date of the Agreement;

(q)    permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or make any application to open, relocate or close any branch or other facility;

(r)    materially change its investment securities portfolio policy, or its policies with respect to the classification or reporting of such portfolios, or invest in any mortgage-backed or mortgage related securities which would be considered “high-risk” securities under applicable regulatory pronouncements;

(s)    except as set forth in Section 6.2(s) of Target’s Disclosure Memorandum, make, change or revoke any material Tax election, change any material method of Tax accounting, adopt or change any taxable year or period, file any amended material Tax Returns, agree to an extension or waiver of any statute of limitations with respect to the assessment or determination of Taxes, settle or compromise any material Tax liability of any Target Entity, enter into any closing agreement with respect to any material Tax or surrender any right to claim a material Tax refund;

(t)    take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

(u)    Notwithstanding any other provision hereof, knowingly take any action that is reasonably likely to result in any of the conditions set forth in Article 8 not being satisfied or materially impair its ability to perform its obligations under this Agreement or to consummate the transactions contemplated hereby, except as required by applicable Law;

(v)    enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients;

(w)    foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment (except where such an assessment has been conducted in the preceding twelve months) of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of hazardous material;

(x)    make or acquire any Loan or issue a commitment (including a letter of credit) or renew or extend an existing commitment for any Loan, or amend or modify in any material respect any Loan (including in any manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Target), except (i) new unsecured Loans not in excess of $250,000 to any Person, (ii) new secured Loans not in excess of $500,000 to a Person not a current borrower or an affiliate of a current borrower, (iii) new secured Loans not in excess of $750,000 to a Person who is a current borrower or an affiliate of a current borrower (unless such Person is a current borrower or an affiliate of a current borrower under an existing Loan rated “special mention” or worse by Buyer, as identified in Section 6.2(x) of Buyer’s Disclosure Memorandum, in which case such new secured Loan shall not be in excess of $250,000), (iv) renewals or extensions of existing Loans or commitments for any Loan not in excess of $500,000 to a Person who is a current borrower or an affiliate of a current borrower with aggregate outstanding debt of at least $1,000,000 (provided, that if such Person is a current borrower or an affiliate of a current borrower under an existing Loan rated “special mention” or worse by Buyer, as identified in Section 6.2(x) of Buyer’s Disclosure Memorandum, such renewal or extension shall not be in excess of $250,000; and provided, further, that any such renewals or extensions shall be granted on similar terms to those of the matured debt), (v) with respect to amendments or modifications that have previously been approved by Target prior to the date hereof, amend or modify in any material respect any existing Loan rated “special mention” or worse by Buyer, as identified in Section 6.2(x) of Buyer’s Disclosure Memorandum, with total credit exposure not in excess of $250,000, or (vi) with respect to any such actions that have previously been approved by Target prior to the date hereof, modify or amend any Loan in a manner that would result in any additional extension of credit, principal forgiveness, or effect any uncompensated release of collateral, i.e., at a value below the fair market value thereof as determined by Target, in each case not in excess of $100,000; or

(y)    agree to take, make any commitment to take, or adopt any resolutions of Target’s board of directors in support of, any of the actions prohibited by this Section 6.2.

6.3    Covenants of Buyer.

From the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement, unless the prior written consent of Target shall have been obtained, and except as otherwise expressly contemplated herein or as set forth in Buyer’s Disclosure Memorandum, Buyer covenants and agrees that it shall and shall cause each of its Subsidiaries to (x) operate its business only in the usual, regular, and ordinary course, and (y) use its reasonable best efforts to preserve intact its business organization and Assets and maintain its rights and franchises; provided, that the foregoing shall not prevent any Buyer Entity from discontinuing or disposing of any of its Assets or business if such action is, in the judgment of Buyer, desirable in the conduct of the business of Buyer and its Subsidiaries. Buyer further covenants and agrees that it will not do or agree or commit to do, or permit any of its Subsidiaries to do or agree or commit to do, any of the following without the prior written consent of Target, which consent shall not be unreasonably withheld, delayed or conditioned:

(a)    amend the Articles of Incorporation, Bylaws or other governing instruments of Buyer or any Significant Subsidiaries (as defined in Regulation S-X promulgated by the SEC) in a manner that would adversely affect Target or the holders of Target Common Stock adversely relative to other holders of Buyer Common Stock;

(b)    take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code;

(c)    take any action that could reasonably be expected to impede or delay consummation of the transactions contemplated by this Agreement; or

(d)    agree to take, make any commitment to take, or adopt any resolutions of Buyer’s board of directors in support of, any of the actions prohibited by this Section 6.3.

6.4    Reports.

Each Party and its Subsidiaries shall file all reports required to be filed by it with Regulatory Authorities between the date of this Agreement and the Effective Time and shall deliver to the other Party copies of all such reports promptly after the same are filed. If financial statements are contained in any such reports filed with the SEC, such financial statements will fairly present the consolidated financial position of the entity filing such statements as of the dates indicated and the consolidated results of operations, changes in shareholders’ equity, and cash flows for the periods then ended in accordance with GAAP (subject in the case of interim financial statements to normal recurring year-end adjustments that are not material).

ARTICLE 7    ADDITIONAL AGREEMENTS

7.1    Registration Statement; Proxy Statement; Shareholder Approval.

(a)    Buyer agrees to prepare and file with the SEC the Registration Statement (including the prospectus of Buyer and proxy solicitation materials of Target constituting a part thereof (the “Proxy Statement”) and all related documents) as promptly as reasonably practicable and in any event within 30 days from the date of this Agreement, subject to full cooperation of Target and its advisors and accountants. Buyer and Target agree to cooperate, and to cause their respective Subsidiaries to cooperate, with the other and its counsel and its accountants in the preparation of the Registration Statement and the Proxy Statement. Each of Buyer and Target agrees to use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof, and Target shall thereafter mail or deliver the Proxy Statement to its shareholders. Buyer also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Target shall furnish all information concerning Target and the holders of Target Common Stock as may be reasonably requested in connection with any such action. Each of Buyer and Target agrees to furnish to the other Party all information concerning itself, its Subsidiaries, officers, directors and stockholders and such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Registration Statement, Proxy Statement or any other statement, filing, notice or application made by or on behalf of Buyer, Target or their respective Subsidiaries to any Regulatory Authority in connection with the Merger and the other transactions contemplated by this Agreement. Target shall have the right to review and consult with Buyer with respect to any information included in, the Registration Statement prior to its being filed with the SEC. Buyer will advise Target, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

(b)    Target shall duly call, give notice of, establish a record date for, convene and hold a shareholders’ meeting (the “Shareholders’ Meeting”), to be held as promptly as reasonably practicable after the Registration Statement is declared effective by the SEC, for the purpose of voting upon approval and adoption of this Agreement (the “Target Shareholder Approval”) and such other related matters as it deems appropriate. Target agrees that its obligations pursuant to this Section 7.1(b) shall not be affected by the commencement, public proposal, public disclosure or communication to Target of any Acquisition Proposal or by any Change in the Target Recommendation. Subject to the provisions of Section 7.2, Target shall (i) through its board of directors, recommend to its shareholders the approval and adoption of this Agreement (the “Target Recommendation”), (ii) include such Target Recommendation in the Proxy Statement and (iii) use its reasonable best efforts to obtain the Target Shareholder Approval. Except as set forth in Section 7.2, neither the board of directors of Target nor any committee thereof shall withdraw, qualify or modify, or propose publicly to withdraw, qualify or modify, in a manner adverse to Buyer, the Target Recommendation or take any action, or make any public statement, filing or release inconsistent with the Target Recommendation (any of the foregoing being a “Change in the Target Recommendation”).

7.2    Acquisition Proposals.

(a)    No Target Entity shall, and each Target Entity shall cause its Representatives not to, directly or indirectly, (i) solicit, initiate, encourage (including by providing information or assistance), facilitate or induce any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish or cause to be furnished to any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (iii) approve, agree to, accept, endorse or recommend any Acquisition Proposal, or (iv) approve, agree to, accept, endorse or recommend, or propose to approve, agree to, accept, endorse or recommend any Acquisition Agreement contemplating or otherwise relating to any Acquisition Transaction. Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.2(a) by any Subsidiary or Representative of Target shall constitute a breach of this Section 7.2(a) by Target.

(b)    Notwithstanding anything to the contrary in Section 7.2(a), if Target or any of its Representatives receives an unsolicited, written Acquisition Proposal by any Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) at any time prior to the Shareholders’ Meeting that did not result from or arise in connection with a breach of Section 7.2(a), Target and its Representatives may, prior to (but not after) obtaining the Target Shareholder Approval, take the following actions if the board of directors of Target (or any committee thereof) has (i) determined, in its good faith judgment (after consultation with Target’s financial advisors and outside legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law, and (ii) obtained from such Person or “Group” an executed confidentiality agreement containing terms at least as restrictive with respect to such Person or “Group” as the terms of the Confidentiality Agreement is with respect to Buyer: (A) furnish information to, and (B) enter into discussions and negotiations with, such Person or “Group” with respect to such written Acquisition Proposal.

(c)    Promptly (but in no event more than 24 hours) following receipt of any Acquisition Proposal or any request for nonpublic information or any inquiry that could reasonably be expected to lead to any Acquisition Proposal, Target shall advise Buyer in writing of the receipt of such Acquisition Proposal, request or inquiry, and the terms and conditions of such Acquisition Proposal, request or inquiry (including, in each case, the identity of the Person or “Group” (as such term is defined in Section 13(d) under the Exchange Act) making any such Acquisition Proposal, request or inquiry), and Target shall as promptly as practicable provide to Buyer (i) a copy of such Acquisition Proposal, request or inquiry, if in writing, or (ii) a written summary of the material terms of such Acquisition Proposal, request or inquiry, if oral. Target agrees that it shall simultaneously provide to Buyer any non-public information concerning Target or any Target Subsidiaries that may be provided (pursuant to Section 7.2(b)) to any other Person or “Group” in connection with any written Acquisition Proposal which has not previously been provided to Buyer. In addition, Target shall provide Buyer as promptly as practicable with notice setting forth all such information as is reasonably necessary to keep Buyer informed on a current basis in all material respects of all communications regarding (including material amendments or proposed material amendments to) such Acquisition Proposal, request or inquiry.

(d)    Notwithstanding anything herein to the contrary, at any time prior to the Shareholders’ Meeting, if Target has received a Superior Proposal (after giving effect to the terms of any revised offer by Buyer pursuant to this Section 7.2(d)), the board of directors of Target may, in connection with such Superior Proposal, make a Change in the Target Recommendation (including, for the avoidance of doubt, approving, endorsing or recommending any Acquisition Proposal), if the board of directors of Target has determined in good faith, after consultation with outside legal counsel, that the failure to take such action would be inconsistent with the directors’ exercise of their fiduciary duties under applicable Law; provided, that the board of directors of Target may not make a Change in the Target Recommendation unless:

(i)    Target has complied in all material respects with this Section 7.2;

(ii)    Target has provided prior written notice to Buyer at least three business days in advance (the “Notice Period”) of taking such action, which notice shall advise Buyer that the board of directors of Target has received a Superior Proposal and shall include a copy of such Superior Proposal;

(iii)    during the Notice Period, Target has and has caused its financial advisors and outside legal counsel to, negotiate with Buyer in good faith (to the extent Buyer desires to so negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute (in the judgment of the board of directors of Target) a Superior Proposal; and

(iv)    the board of directors of Target has determined in good faith, after considering the results of such negotiations and giving effect to any proposals, amendments or modifications made or agreed to by Buyer, if any, that such Superior Proposal remains a Superior Proposal.

If during the Notice Period any revisions are made to the Superior Proposal, Target shall deliver a new written notice to Buyer and shall comply with the requirements of this Section 7.2(d) with respect to such new written notice.

Notwithstanding any Change in the Target Recommendation, this Agreement shall be submitted to the shareholders of Target at the Shareholders’ Meeting for the purpose of voting on the approval of this Agreement and nothing contained herein shall be deemed to relieve Target of such obligation; provided, that if the board of directors of Target shall have effected a Change in the Target Recommendation, then the board of directors of Target must nonetheless submit this Agreement to Target’s shareholders without recommendation (although the resolutions adopting this Agreement as of the date hereof may not be rescinded), in which event the board of directors of Target may communicate the basis for its lack of a recommendation to Target’s shareholders in the Proxy Statement or an appropriate amendment or supplement thereto. In addition to the foregoing, Target shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger.

(e)    Target and its Subsidiaries shall, and Target shall direct its Representatives to, (i) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any offer or proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, (ii) request the prompt return or destruction of all confidential information previously furnished to any Person (other than the Parties) that has made or indicated an intention to make an Acquisition Proposal, and (iii) not waive or amend any “standstill” provision or provisions of similar effect to which it is a party or of which it is a beneficiary and shall strictly enforce any such provisions.

(f)    Nothing contained in this Agreement shall prevent Target or its board of directors from issuing a “stop, look and listen” communication pursuant to Rule 14d-9(f) under the Exchange Act or complying with Rule 14d-9 and Rule 14e-2 under the Exchange Act with respect to an Acquisition Proposal or from making any disclosure to Target shareholders if Target’s board of directors (after consultation with outside legal counsel) concludes that its failure to do so would be inconsistent with its fiduciary duties under applicable Law. Issuance of any such communication shall be deemed a Change in the Target Recommendation unless the communication includes a reaffirmation of the Target Recommendation in favor of adoption by Target’s shareholders of this Agreement.

7.3    Exchange Listing.

Buyer shall use its reasonable best efforts to list, prior to the Effective Time, on NASDAQ the shares of Buyer Common Stock to be issued to the holders of Target Common Stock pursuant to the Merger, and Buyer shall give all notices and make all filings with NASDAQ required in connection with the transactions contemplated herein.

7.4    Consents of Regulatory Authorities.

(a)    Buyer and Target and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of Regulatory Authorities necessary to consummate the transactions contemplated by this Agreement. Buyer shall use its reasonable best efforts to resolve objections, if any, which may be asserted with respect to the Merger under any applicable Law or Order, including agreeing to divest any assets, deposits, lines of business or branches; provided, that in no event shall Buyer be required to raise common equity capital at the holding company level in an amount which would reduce the economic benefits of the transactions contemplated by this Agreement to Buyer to such a degree that Buyer would not have entered into this Agreement had such condition to raise common equity capital been known to it at the date hereof (any such condition to raise common equity capital, a “Burdensome Condition”). Each of Buyer and Target shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any Regulatory Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties hereto agrees to act reasonably and as promptly as practicable. Each Party hereto agrees that it will consult with the other Party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of Regulatory Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each Party will keep the other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby, including advising the other Party upon receiving any communication from a Regulatory Authority the consent or approval of which is required for the consummation of the Merger and the other transactions contemplated by this Agreement that causes such Party to believe that there is a reasonable likelihood that any required consent or approval from a Regulatory Authority will not be obtained or that the receipt of such consent or approval may be materially delayed (a “Regulatory Communication”). Upon the receipt of a Regulatory Communication, without limiting the scope of the foregoing paragraphs, Buyer shall, to the extent permitted by applicable Law (i) promptly advise Target of the receipt of any substantive communication from a Regulatory Authority with respect to the transactions contemplated hereby, (ii) provide Target with a reasonable opportunity to participate in the preparation of any response thereto and the preparation of any other substantive submission or communication to any Regulatory Authority with respect to the transactions contemplated hereby and to review any such response, submission or communication prior to the filing or submission thereof, and (iii) provide Target with the opportunity to participate in any meetings or substantive telephone conversations that Buyer or its Subsidiaries or their respective Representatives may have from time to time with any Regulatory Authority with respect to the transactions contemplated by this Agreement.

(b)    Each Party agrees, upon request, to furnish the other Party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other Party or any of its Subsidiaries to any Regulatory Authority.

7.5    Investigation and Confidentiality.

(a)    Target shall promptly notify Buyer, to the extent permitted by applicable Law, of any material governmental complaints, investigations or hearings (or written communications indicating that the same may be contemplated) involving Target or any Target Subsidiary.

(b)    Prior to the Effective Time, each Party shall permit the other Party to make or cause to be made such investigation of the business and properties of it and its Subsidiaries and of their respective financial and legal conditions as the other Party reasonably requests, provided that such investigation shall not interfere unnecessarily with normal operations. No investigation by a Party shall affect the ability of such Party to rely on the representations, warranties, covenants and agreements of the other Party.

(c)    All information obtained by Buyer pursuant to this Section 7.5 shall be kept confidential in accordance with the Confidentiality Agreement.

7.6    Press Releases.

Target and Buyer agree that no press release or other public disclosure materially related to this Agreement or any other transaction contemplated hereby shall be issued by either Party (or its Affiliates) without the prior written consent of the other Party (which consent shall not be unreasonably withheld, delayed or conditioned); provided, that nothing in this Section 7.6 shall be deemed to prohibit any Party from making any press release or other public disclosure required by Law or the rules or regulations of any United States or non United States securities exchange, in which case the Party required to make the release or disclosure shall use its reasonable best efforts to allow the other Party reasonable time to comment on such release or disclosure in advance of the issuance thereof. The Parties have agreed upon the form of a joint press release announcing the execution of this Agreement.

7.7    Tax Treatment.

(a)    Each of the Parties intends, and undertakes and agrees to use its reasonable best efforts to cause the Merger, and to take no action which would cause the Merger not, to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code for federal income tax purposes. The Parties shall cooperate and use their reasonable best efforts in order to obtain the Tax Opinions. The Parties adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g) and for purposes of Sections 354 and 361 of the Internal Revenue Code.

(b)    Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code, each of Buyer and Target shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code and shall not take any inconsistent position therewith in any Tax Return.

7.8    Employee Benefits and Contracts.

(a)    Following the Effective Time, except as contemplated by this Agreement, Buyer shall provide generally to officers and employees (as a group) who are actively employed by a Target Entity on the Closing Date (“Covered Employees”) while employed by Buyer following the Closing Date employee benefits under Employee Benefit Plans, on terms and conditions which when taken as a whole are substantially similar to those currently provided by Buyer Entities to their similarly situated officers and employees, including severance benefits in accordance with the applicable severance policy of Buyer (other than to any Covered Employee who is party to individual agreements or letters that entitle such person to different severance or termination benefits); provided, however, that in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of any Buyer Entity. Until such time as Buyer shall cause the Covered Employees to participate in the applicable Buyer Employee Benefit Plans, the continued participation of the Covered Employees in the Target Benefit Plans shall be deemed to satisfy the foregoing provisions of this clause (it being understood that participation in Buyer’s Employee Benefit Plans may commence at different times with respect to each of Buyer’s Employee Benefit Plans). For purposes of participation, vesting and benefit accrual under Buyer’s Employee Benefit Plans, the service of the Covered Employees prior to the Effective Time shall be treated as service with a Buyer Entity participating in such employee benefit plans, to the same extent that such service was recognized by the Target Entities for purposes of a similar benefit plan; provided, that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service or (ii) apply for purposes of any plan, program or arrangement (x) under which similarly-situated employees of Buyer Entities who receive prior service credit under other Buyer Employee Benefit Plans do not receive credit for prior service, (y) that is frozen, either with respect to level of benefits or participation, or (z) for purposes of retiree medical benefits or level of benefits under a defined benefit pension plan. Buyer agrees that where applicable with respect to any group health care plan maintained by Buyer in which any Covered Employee is eligible to participate, for the plan year in which the Effective Time (or commencement of participation in a plan of a Buyer Entity) occurs, Buyer shall use its reasonable best efforts to provide that any covered expenses incurred on or before the Effective Time by the Covered Employees shall be taken into account for purposes of satisfying applicable deductible and maximum out-of-pocket provisions after the Effective Time, to the same extent as such expenses were taken into account under the comparable Target Benefit Plan, subject to the applicable information being provided to Buyer in a form that Buyer and its plan administrator reasonably determine is administratively feasible to take into account under the Buyer plans. Such expenses shall also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable Buyer plan.

(b)    Buyer Entities also shall honor in accordance with their terms all employment, severance, consulting and other compensation Contracts disclosed in Section 7.8(b) of its Disclosure Memorandum to Buyer between any Target Entity and any Covered Employee or former director, officer, or employee of any Target Entity, and all vested benefits earned through the Effective Time under the Target Benefit Plans in accordance with the terms of such plans and this Agreement. Buyer hereby acknowledges that the Merger shall constitute a “change in control” (or concept of similar import) in accordance with the provisions of the employment, severance, consulting, retirement and other compensation Contracts of Target and the other Target Benefit Plans listed in Section 7.8(b) of its Disclosure Memorandum.

(c)    To the extent requested by Buyer in a writing delivered to Target following the date hereof and prior to the Closing Date, the Target Entities shall take all necessary action (including without limitation the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective as of no later than immediately prior to the Closing Date, any Target Benefit Plan (as elected by Buyer) that is intended to constitute a tax-qualified defined contribution plan under Internal Revenue Code Section 401(k) (a “401(k) Plan”) or an “employee stock ownership plan” within the meaning of Section 4975(e)(7) of the Internal Revenue Code (an “ESOP”). Target shall provide Buyer with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the 401(k) Plans and ESOP in advance and give Buyer a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date Target shall provide Buyer with the final board resolutions evidencing that the 401(k) Plans and ESOP have been terminated. The Buyer will cause the Buyer’s 401(k) plan to accept rollover distributions from the 401(k) Plan. In the event of such termination, the Covered Employees shall be permitted to roll any eligible rollover distributions (excluding loans) into a Buyer Entity cash or deferred arrangement within the meaning of Section 401(k) of the Code.

(d)    To the extent requested by Buyer in writing delivered to Target following the date hereof and no later than 60 days prior to the Closing Date, the Target Entities shall take all necessary action (including without limitation the adoption of resolutions and plan amendments and the delivery of any required notices) to freeze for all purposes (other than as prohibited by ERISA), effective as of no later than immediately prior to the Closing Date, (i) the Retirement Plan for Employees of BancTrust Financial Group, Inc. and any other tax-qualified defined benefit retirement plan maintained by the Target Entities (the “Target Pension Plan”) and (ii) the supplemental retirement plans of the Target Entities applicable to employees and directors and any related agreements. Target shall provide Buyer with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 7.8(d), as applicable, and give Target a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date Target, shall provide Buyer with the final documentation evidencing that such plans have been frozen.

(e)    If requested by Buyer at least 60 days before the Closing Date, within the thirty (30) day period prior to the Closing Date, Target shall take all necessary steps to cause the Director Plan and related trust agreement to be terminated, contingent upon the occurrence of the Effective Time, and all participants shall receive payment of their account balances thereunder in a lump sum within thirty (30) days following the Closing Date; provided, however, that such termination shall not be required if such termination would not be permissible under Treasury Regulation section 1.409A-3(j)(4)(ix)(B), in which case, Target shall take the necessary steps to freeze the Director Plan for all purposes, effective as of the Closing Date. Following the date hereof, Buyer and Target will cooperate in good faith to determine whether the Director Plan can be terminated pursuant to Section 409A of the Code and whether any other arrangements of the Target Entities are required to be aggregated with the Director Plan for purposes of Section 409A of the Internal Revenue Code and therefore also terminated (and may be terminated in accordance therewith). Target shall provide Buyer with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the actions contemplated by this Section 7.8(e), if applicable, and give Target a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Closing Date, Target shall provide Buyer with the final documentation evidencing that the Director Plan (and any plan required to be aggregated with it) has been terminated, if applicable.

(f)    Without limiting the generality of Section 10.4, the provisions of this Section 7.8 are solely for the benefit of the parties to this Agreement, and no Covered Employee, current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any Target Benefit Plan or any “employee benefit plan” as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Buyer, Target or any of their respective Affiliates; (ii) alter or limit the ability of Buyer or any Buyer Subsidiaries (including, after the Closing Date, the Target Entities) to amend, modify or terminate any Target Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant, any right to employment or continued employment or continued service with the Buyer or any Buyer Subsidiaries (including, following the Closing Date, the Target Entities), or constitute or create an employment agreement with any employee.

7.9    Indemnification.

(a)    For a period of six years after the Effective Time, Buyer shall indemnify, defend and hold harmless the present and former directors and officers of the Target Entities (each, an “Indemnified Party”) against all Liabilities arising out of actions or omissions arising out of the Indemnified Party’s service or services as directors and officers of Target or, at Target’s request, of another corporation, partnership, joint venture, trust or other enterprise occurring at or prior to the Effective Time (including the transactions contemplated by this Agreement) to the fullest extent permitted under state Law and by Target’s Articles of Incorporation and Bylaws as in effect on the date hereof, including provisions relating to advances of expenses incurred in the defense of any Litigation and whether or not any Buyer Entity is insured against any such matter. Without limiting the foregoing, in any case in which approval by Buyer is required to effectuate any indemnification, Buyer shall direct, at the election of the Indemnified Party, that the determination of any such approval shall be made by independent counsel mutually agreed upon between Buyer and the Indemnified Party.

(b)    Buyer shall use its reasonable best efforts (and Target shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six years after the Effective Time Target’s existing directors’ and officers’ liability insurance policy (provided that Buyer may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Target given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided, that Buyer shall not be obligated to make aggregate annual premium payments for such six-year period in respect of such policy (or coverage replacing such policy) which exceed, for the portion related to Target’s directors and officers, 350% of the annual premium payments currently paid on Target’s current policy in effect as of the date of this Agreement (which amount is set forth in Section 7.9(b) of Target’s Disclosure Memorandum) (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Buyer shall use its reasonable best efforts to maintain the most advantageous policies of directors’ and officers’ liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, Buyer, or Target in consultation with Buyer, may obtain on or prior to the Effective Time, a six-year “tail” prepaid policy providing equivalent coverage to that described in this Section 7.9(b), in which case, Buyer will have no further obligations under this Section 7.9(b) other than to maintain such “tail” prepaid policy.

(c)    Any Indemnified Party wishing to claim indemnification under Section 7.9(a), upon learning of any such Liability or Litigation, shall promptly notify Buyer thereof. In the event of any such Litigation (whether arising before or after the Effective Time), (i) Buyer shall have the right to assume the defense thereof and Buyer shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Buyer elects not to assume such defense or independent legal counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Buyer shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that Buyer shall be obligated pursuant to this Section 7.9(c) to pay for only one firm of counsel for all Indemnified Parties; (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) Buyer shall not be liable for any settlement effected without its prior written consent; and provided, further, that Buyer shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

(d)    If Buyer or any successors or assigns shall consolidate with or merge into any other Person and shall not be the continuing or surviving Person of such consolidation or merger or if Buyer (or any successors or assigns) shall transfer all or substantially all of its Assets to any Person, then and in each case, proper provision shall be made so that the successors and assigns of Buyer shall assume the obligations set forth in this Section 7.9.

(e)    The provisions of this Section 7.9 are intended to be for the benefit of and shall be enforceable by, each Indemnified Party and their respective heirs and Representatives.

7.10    TARP Purchase and Warrant.

Target shall use its reasonable best efforts to facilitate the purchase by Buyer or one of its Subsidiaries of all of the issued and outstanding shares of Target Series A Preferred Stock and the Target Warrant from the Treasury or other holders thereof concurrently with or immediately after (in the case of the Warrant Purchase only) the consummation of the Merger. In furtherance of the foregoing, Target shall provide, and shall cause the Target Subsidiaries and its and their Representatives to provide, all reasonable cooperation and take all reasonable actions as may be requested by Buyer in connection with such purchase, including by (a) furnishing all information concerning Target and the Target Subsidiaries that Buyer or any applicable Regulatory Authority may request in connection with such purchase or with respect to the effects of such purchase on Buyer or its pro forma capitalization, (b) assisting with the preparation of any analyses or presentations Buyer deems necessary or advisable in its reasonable judgment in connection with such purchase or the effects thereof and (c) entering into any agreement with such holder (including any letter agreement among Target, Buyer and such holder) to effect the purchase of such shares as Buyer may reasonably request (provided that neither Target nor any of the Target Subsidiaries shall be required to agree to any obligation that is not contingent upon the consummation of the Merger).

7.11    Operating Functions.

Target and Target Bank shall cooperate with Buyer and Buyer Bank in connection with planning for the efficient and orderly combination of the Parties and the operation of Buyer Bank (including the former operations of Target Bank) after the Bank Merger, and in preparing for the consolidation of appropriate operating functions to be effective on the Effective Date or such later date as Buyer may decide. Target shall take any action Buyer may reasonably request prior to the Effective Time to facilitate the combination of the operations of Target Bank with Buyer Bank. Without limiting the foregoing, Target shall provide office space and support services (and other reasonably requested support and assistance) in connection with the foregoing, and senior officers of Target and Buyer shall meet from time to time as Target or Buyer may reasonably request to review the financial and operational affairs of Target and Target Bank, and Target shall give due consideration to Buyer’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, (a) neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of Target, Target Bank or any other Target Subsidiaries prior to the Effective Time, (b) neither Target nor any of the Target Subsidiaries shall be under any obligation to act in a manner that could reasonably be deemed to constitute anti-competitive behavior under federal or state antitrust laws, and (c) neither Target nor any of the Target Subsidiaries shall be required to agree to any material obligation that is not contingent upon the consummation of the Merger.

7.12    Stockholder Litigation.

Target shall give Buyer every reasonable opportunity to participate in the defense or settlement of any stockholder litigation against Target and/or its directors relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Buyer’s prior written consent (such consent not to be unreasonably withheld or delayed).

7.13    Liquidation of REITs.

Target shall use its reasonable best efforts to, prior to the Effective Time, in consultation with Buyer, liquidate the real estate investment trust (“REIT”) owned by Target (and subject to any liquidation procedures contained in the REIT’s constituent documents and any other contracts to which the REIT is party). Any net proceeds resulting from such liquidation shall be retained by Target. Target agrees that it shall consult with Buyer in connection with any negotiations with any Regulatory Authority in respect of the liquidation of such REIT.

7.14    Termination of the SEDA.

Target shall, as promptly as practicable following the date hereof, terminate the SEDA in accordance with its terms.

ARTICLE 8    CONDITIONS PRECEDENT TO OBLIGATIONS TO CONSUMMATE

8.1    Conditions to Obligations of Each Party.

The respective obligations of each Party to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by both Parties pursuant to Section 10.5:

(a)    Shareholder Approval. The shareholders of Target shall have adopted and approved this Agreement, and the consummation of the transactions contemplated hereby, including the Merger, as and to the extent required by Law, by the provisions of any governing instruments, or by the rules of NASDAQ.

(b)    Regulatory Approvals. (i) All regulatory approvals from the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency and the Superintendent of the Alabama State Banking Department, and (ii) any other regulatory approvals or consents contemplated by Sections 4.3(c) and 5.3(c) the failure of which to obtain would reasonably be expected to have a Material Adverse Effect on Buyer and Target (considered as a consolidated entity), in each case required to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the “Requisite Regulatory Approvals”); provided, that no such Requisite Regulatory Approval shall impose a Burdensome Condition on Buyer.

(c)    Legal Proceedings. No court or Regulatory Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (whether temporary, preliminary or permanent) or taken any other action which prohibits, restricts or makes illegal consummation of the transactions contemplated by this Agreement.

(d)    Registration Statement. The Registration Statement shall be effective under the Securities Act, no stop orders suspending the effectiveness of the Registration Statement shall have been issued, and no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing.

(e)    Exchange Listing. The shares of Buyer Common Stock issuable pursuant to the Merger shall have been approved for listing on NASDAQ.

8.2    Conditions to Obligations of Buyer.

The obligations of Buyer to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Buyer pursuant to Section 10.6(a):

(a)    Representations and Warranties. For purposes of this Section 8.2(a), the accuracy of the representations and warranties of Target set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Target (i) set forth in Sections 4.4(a), 4.4(c), 4.7(iv) and Section 4.8(a) shall be true and correct in all respects (except for inaccuracies in Section 4.4(a) and 4.4(c) which are de minimis in amount), (ii) set forth in Sections 4.2(a) (first and third sentences only), 4.2(b), 4.3(a), 4.3(b)(i), 4.4(b), 4.23 and 4.29 shall be true and correct in all material respects, and (iii) subject to the standard set forth in Section 4.1, the representations and warranties set forth in each other section in Article 4 shall be true and correct in all respects.

(b)    Performance of Agreements and Covenants. Each and all of the agreements and covenants of Target to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)    Certificates. Target shall have delivered to Buyer (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as relates to Target and in Sections 8.2(a) and 8.2(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Target’s board of directors and shareholders evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Buyer and its counsel shall request.

(d)    Tax Matters. Buyer shall have received a written opinion of counsel from Wachtell, Lipton, Rosen & Katz, in form reasonably satisfactory to Buyer (the “Buyer Tax Opinion” and together with the Target Tax Opinion, the “Tax Opinions”), to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such Buyer Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Target and Buyer reasonably satisfactory in form and substance to such counsel.

(e)    TARP Certifications. Buyer shall have received from Target all of the certifications dated and effective as of the Closing, required by Target, its officers and its board of directors/compensation committee pursuant to the Treasury’s Interim Final Rule, 31 C.F.R. Part 30, as amended, under Section 111 of the Emergency Economic Stabilization Act of 2008, as amended, including as such requirements are interpreted pursuant to the guidance included in the Treasury’s

“Frequently Asked Questions (FAQ), Troubled Asset Relief Program (TARP) Standards for Compensation and Governance,” together with all documentation and supporting information required in order to make such certifications. Such certifications and the related documentation shall be true and complete as of the Closing.

8.3    Conditions to Obligations of Target.

The obligations of Target to perform this Agreement and consummate the Merger and the other transactions contemplated hereby are subject to the satisfaction of the following conditions, unless waived by Target pursuant to Section 10.6(b):

(a)    Representations and Warranties. For purposes of this Section 8.3(a), the accuracy of the representations and warranties of Buyer set forth in this Agreement shall be assessed as of the date of this Agreement and as of the Effective Time with the same effect as though all such representations and warranties had been made on and as of the Effective Time (provided that representations and warranties which are confined to a specified date shall speak only as of such date). The representations and warranties of Buyer (i) set forth in Sections 5.4(a), 5.4(c), 5.7(iv) and Section 5.8(a) shall be true and correct in all respects (except for inaccuracies in Section 5.4(a) which are de minimis in amount), (ii) set forth in Sections 5.2(a) (first sentence only), 5.3(a), 5.3(b)(i), 5.4(b) and 5.17 shall be true and correct in all material respects, and (iii) subject to the standard set forth in Section 5.1, the representations and warranties set forth in each other section in Article 5 shall be true and correct in all respects.

(b)    Performance of Agreements and Covenants. Each and all of the agreements and covenants of Buyer to be performed and complied with pursuant to this Agreement and the other agreements contemplated hereby prior to the Effective Time shall have been duly performed and complied with in all material respects.

(c)    Certificates. Buyer shall have delivered to the Target (i) a certificate, dated as of the Closing Date and signed on its behalf by its chief executive officer and its chief financial officer, to the effect that the conditions set forth in Section 8.1 as relates to Buyer and in Sections 8.3(a) and 8.3(b) have been satisfied, and (ii) certified copies of resolutions duly adopted by Buyer’s board of directors evidencing the taking of all corporate action necessary to authorize the execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, all in such reasonable detail as Target and its counsel shall request.

(d)    Tax Matters. Target shall have received a written opinion of counsel from DLA Piper LLP (US), in form reasonably satisfactory to Target (the “Target Tax Opinion”), to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. In rendering such Target Tax Opinion, such counsel shall be entitled to rely upon representations of officers of Target and Buyer reasonably satisfactory in form and substance to such counsel.

ARTICLE 9    TERMINATION

9.1    Termination.

Notwithstanding any other provision of this Agreement, and notwithstanding the approval of this Agreement by the shareholders of Target, this Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time:

(a)    By mutual written agreement of Buyer and Target;

(b)    By either Party in the event (i) any Regulatory Authority has denied a Requisite Regulatory Approval and such denial has become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(i) shall have used its reasonable best efforts to contest, appeal and change such denial, (ii) any Law or Order permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have become final and nonappealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 9.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such Law or Order, or (iii) the shareholders of Target fail to vote their approval of the matters relating to this Agreement and the transactions contemplated hereby at the Shareholders’ Meeting where such matters were presented to such shareholders for approval and voted upon;

(c)    By either Party in the event that the Merger shall not have been consummated by December 31, 2012, if the failure to consummate the transactions contemplated hereby on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 9.1(c);

(d)    By Buyer in the event that the board of directors of Target has (i) effected a Change in the Target Recommendation pursuant to Section 7.2(d) or has approved, adopted, endorsed or recommended any Acquisition Proposal, (ii) failed to recommend the Merger and the approval of this Agreement by the shareholders of Target, (iii) breached the terms of Section 7.2 in any respect adverse to Buyer, or (iv) breached its obligations under Section 7.1 by failing to call, give notice of, convene and/or hold the Shareholders’ Meeting in accordance with Section 7.1;

(e)    By Target in the event that any of the conditions precedent to the obligations of Target to consummate the Merger contained in Section 8.3 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of Target’s breach of Section 7.1 or 7.2, Target’s failure to perform, in any material respect, any of its material covenants or agreements contained in this Agreement or the material breach by Target of any of its material representations or warranties contained in this Agreement); or

(f)    By Buyer in the event that any of the conditions precedent to the obligations of Buyer to consummate the Merger contained in Section 8.2 cannot be satisfied or fulfilled by the date specified in Section 9.1(c) (provided that the failure of such condition to be satisfied or fulfilled is not a result of Buyer’s failure to perform, in any material respect, any of its material covenants or agreements contained in this Agreement or the material breach by Buyer of any of its material representations or warranties contained in this Agreement).

9.2    Effect of Termination.

In the event of the termination and abandonment of this Agreement pursuant to Section 9.1, this Agreement shall become void and have no effect, except that (i) the provisions of this Section 9.2, Section 7.5, and Article 10, shall survive any such termination and abandonment, and (ii) no such termination shall relieve the breaching Party from Liability resulting from any breach by that Party of this Agreement.

9.3    Non-Survival of Representations and Covenants.

The respective representations, warranties, obligations, covenants, and agreements of the Parties shall not survive the Effective Time except this Section 9.3, Sections 7.5, 7.7, 7.8 and 7.9, and Articles 1, 2, 3 and 10.

ARTICLE 10    MISCELLANEOUS

10.1    Definitions.

(a)    Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

“Acquisition Agreement” means a letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement.

“Acquisition Proposal” means any offer, inquiry, proposal or indication of interest (whether communicated to Target or publicly announced to Target’s shareholders and whether binding or non-binding) by any Person (other than a Buyer Entity) for an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) any acquisition or purchase from Target by any Person or “Group” (other than a Buyer Entity) of 20% or more in interest of the total outstanding voting securities of Target or any of its Subsidiaries, or any tender offer or exchange offer that if consummated would result in any Person or “Group” (other than a Buyer Entity) beneficially owning 20% or more in interest of the total outstanding voting securities of Target or any of its Subsidiaries, or any merger, consolidation, business combination or similar transaction involving Target or any of its Subsidiaries pursuant to which the shareholders of Target immediately preceding such transaction hold less than 80% of the equity interests in the surviving or resulting entity (which includes the parent corporation of any constituent corporation to any such transaction) of such transaction; (ii) any sale, lease, exchange, transfer, license, acquisition or disposition of 20% or more of the Assets of Target and its Subsidiaries, taken as a whole; or (iii) any liquidation or dissolution of Target.

“Affiliate” of a Person means: any other Person directly, or indirectly through one or more intermediaries, controlling, controlled by or under common control with such Person and “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a person, whether through the ownership of voting securities, as trustee or executor, by contract or any other means.

“Assets” of a Person means all of the assets, properties, deposits, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person’s business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

“Banking Department” means the State of Alabama Banking Department.

“BHC Act” means the federal Bank Holding Company Act of 1956, as amended.

“Book-Entry Shares” means a non-certificated share of Target Common Stock represented by book-entry.

“Buyer Capital Stock” means, collectively, the Buyer Common Stock, any preferred stock of Buyer and any other class or series of capital stock of Buyer.

“Buyer Common Stock” means the no par value common stock of Buyer.

“Buyer Entities” means, collectively, Buyer and all Buyer Subsidiaries.

“Buyer Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of Buyer as of March 31, 2012, and as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the quarter ended March 31, 2012, and for each of the three fiscal years ended December 31, 2011, 2010, and 2009, as filed by Buyer in SEC Documents, and (ii) the consolidated statements of condition of Buyer (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to most recent quarter end.

“Buyer Options” means each option or other Equity Right to purchase shares of Buyer Common Stock pursuant to stock options or stock appreciation rights.

“Buyer Stock Plans” means the existing stock option and other stock-based compensation plans of Buyer designated as follows: the 1997 Long Term Incentive Plan and the 2005 Stock and Incentive Compensation Plan.

“Buyer Subsidiaries” means the Subsidiaries of Buyer, which shall include any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Buyer after the date hereof and held as a Subsidiary by Buyer at the Effective Time.

“Closing Date” means the date on which the Closing occurs.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated March 27, 2012, between Target and Buyer.

“Consent” means any consent, approval, authorization, clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

“Contract” means any written or oral agreement, arrangement, authorization, commitment, contract, indenture, instrument, lease, license, obligation, plan, practice, restriction, understanding, or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

“Default” means (i) any breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of, default under, contravention of, or conflict with, any Contract, Law, Order, or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right of any Person to exercise any remedy or obtain any relief under, terminate or revoke, suspend, cancel, or modify or change the current terms of, or renegotiate, or to accelerate the maturity or performance of, or to increase or impose any Liability under, any Contract, Law, Order, or Permit.

“Disclosure Memorandum” of a Party means a letter delivered by such Party to the other Party prior to execution of this Agreement, setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in Articles 4 and 5 or to one or more of its covenants contained in this Agreement; provided, that (a) no such item is required to be set forth in a Disclosure Memorandum as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect and (b) the mere inclusion of an item in a Disclosure Memorandum as an exception to a representation or warranty shall not be deemed an admission by a Party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on the Party making the representation or warranty.

“Employee Benefit Plan” means each pension, retirement, profit-sharing, deferred compensation, stock option, restricted stock, employee stock ownership, share purchase, severance pay, vacation, bonus, retention, change in control or other incentive plan, medical, vision, dental or other health plan, any life insurance plan, flexible spending account, cafeteria plan, vacation, holiday, disability or any other employee benefit plan or fringe benefit plan, including any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA and any other plan, fund, policy, program, practice, custom understanding or arrangement providing compensation or other benefits, whether or not such Employee Benefit Plan is or is intended to be (i) covered or qualified under the Internal Revenue Code, ERISA or any other applicable Law, (ii) written or oral, (iii) funded or unfunded, (iv) actual or contingent or (v) arrived at through collective bargaining or otherwise.

“Environmental Laws” means all Laws relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface, or subsurface strata) including the Comprehensive Environmental Response Compensation and Liability Act, as amended, 42 U.S.C. 9601 et seq., the Resource Conservation and Recovery Act, as amended, 42 U.S.C. 6901 et seq., and other Laws relating to emissions, discharges, releases, or threatened releases of any Hazardous Material, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of any Hazardous Material.

“Equity Rights” means all arrangements, calls, commitments, Contracts, options, rights (including preemptive rights or redemption rights), scrip, understandings, warrants, or other binding obligations of any character whatsoever relating to, or securities or rights convertible into or exchangeable for, shares of the capital stock of a Person or by which a Person is or may be bound to issue additional shares of its capital stock or other Equity Rights.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity which together with a Target Entity would be treated as a single employer under Internal Revenue Code Section 414.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exhibit” means the Exhibits so marked, copies of which are attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

“Federal Reserve” means the Board of Governors of the Federal Reserve System or a Federal Reserve Bank acting under the appropriately delegated authority thereof, as applicable.

“GAAP” means U.S. generally accepted accounting principles, consistently applied during the periods involved.

“Hazardous Material” means (i) any hazardous substance, hazardous material, hazardous waste, regulated substance, or toxic substance (as those terms are defined by any applicable Environmental Laws) and (ii) any chemicals, pollutants, contaminants, petroleum, petroleum products, or oil, asbestos-containing materials and any polychlorinated biphenyls.

“Intellectual Property” means copyrights, patents, trademarks, service marks, service names, trade names, domain names, together with all goodwill associated therewith, registrations and applications therefor, technology rights and licenses, computer software (including any source or object codes therefor or documentation relating thereto), trade secrets, franchises, know-how, inventions, and other intellectual property rights.

“Internal Revenue Code” means the Internal Revenue Code of 1986, as amended.

“Knowledge” or “knowledge” as used with respect to a Person (including references to such Person being aware of a particular matter) means the actual knowledge of the chairman, president, chief financial officer, chief accounting officer, chief operating officer, chief credit officer, general counsel, any assistant or deputy general counsel, or any senior, executive or other vice president of such Person and the knowledge of any such Persons obtained or which would have been obtained from a reasonable investigation.

“Law” means any code, law (including common law), ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, Liabilities, or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

“Liability” means any direct or indirect, primary or secondary, liability, indebtedness, obligation, penalty, cost or expense (including costs of investigation, collection and defense), claim, deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

“Lien” means any conditional sale agreement, default of title, easement, encroachment, encumbrance, hypothecation, infringement, lien, mortgage, pledge, option, right of first refusal, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than Permitted Liens.

“Litigation” means any action, arbitration, cause of action, lawsuit, claim, complaint, criminal prosecution, governmental or other examination or investigation, audit (other than regular audits of financial statements by outside auditors), compliance review, inspection, hearing, administrative or other proceeding relating to or affecting a Party, its business, its records, its policies, its practices, its compliance with Law, its actions, its Assets (including Contracts related to it), or the transactions contemplated by this Agreement, but shall not include regular, periodic examinations of depository institutions and their Affiliates by Regulatory Authorities.

“Loans” means any written loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, guarantees and interest bearing assets) to which Target is party as a creditor.

“Losses” means any and all demands, claims, actions or causes of action, assessments, losses, diminution in value, damages (including special and consequential damages), liabilities, costs, and expenses, including interest, penalties, cost of investigation and defense, and reasonable attorneys’ and other professional fees and expenses.

“Material” or “material” for purposes of this Agreement shall be determined in light of the facts and circumstances of the matter in question; provided that any specific monetary amount stated in this Agreement shall determine materiality in that instance.

“Material Adverse Effect” means with respect to any Party, any fact, circumstance, event, change, effect, development or occurrence that, individually or in the aggregate together with all other facts, circumstances, events, changes, effects, developments or occurrences, directly or indirectly, (i) has had or would reasonably be expected to result in a material adverse effect on the financial condition, results of operations or business of such Party and its Subsidiaries taken as a whole; provided, that a “Material Adverse Effect” shall not be deemed to include effects to the extent resulting from (A) changes after the date of this Agreement in GAAP or regulatory accounting requirements, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in global, national or regional political conditions or general economic or market conditions in the United States (and with respect to the Target, the States of Alabama and Florida), including changes in prevailing interest rates, credit availability and liquidity, currency exchange rates, and price levels or trading volumes in the United States or foreign securities markets) affecting other companies in the financial services industry, (D) after the date of this Agreement, general changes in the credit markets or general downgrades in the credit markets, (E) failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof unless separately excluded hereunder, or changes in the trading price of a Party’s common stock, in and of itself, but not including any underlying causes unless separately excluded hereunder, (F) any discounts from current book value (net of existing reserves) or specific or general reserves taken (or contemplated to be taken) with respect to any loan portfolio or OREO generally, or any specific Loans or OREO publicly disclosed by Buyer, or with respect to any bank-owned premises up to $6,500,000, (G) the public disclosure of this Agreement and the impact thereof on relationships with customers or employees, (H) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or (I) actions or omissions taken with the prior written consent of the other Party hereto or expressly required by this Agreement; except, with respect to clauses (A), (B), (C), (D) and (H), to the extent that the effects of such change disproportionately affect such Party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such Party and its Subsidiaries operate, or (ii) prevents or materially impairs the ability of such Party to timely consummate the transactions contemplated hereby.

“NASDAQ” means the NASDAQ Global Select Market.

“Operating Property” means any property owned, leased, or operated by the Party in question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest or other interest (including an interest in a fiduciary capacity), and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

“Order” means any administrative decision or award, decree, injunction, judgment, order, consent decree, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency, or Regulatory Authority.

“OREO” means other real estate owned.

“Participation Facility” means any facility or property in which the Party in question or any of its Subsidiaries participates in the management and, where required by the context, said term means the owner or operator of such facility or property, but only with respect to such facility or property.

“Party” means either of Target or Buyer, and “Parties” means Target and Buyer.

“Permit” means any federal, state, local, or foreign governmental approval, authorization, certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets, or business.

“Person” means a natural person or any legal, commercial or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, limited liability partnership, trust, business association, group acting in concert, or any person acting in a Representative capacity.

“Previously Disclosed” by a Party means information set forth in its Disclosure Memorandum or information set forth in its SEC Documents that were filed prior to the date hereof.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Buyer under the Securities Act with respect to the shares of Buyer Common Stock to be issued to the shareholders of Target pursuant to this Agreement.

“Regulatory Authorities” means, collectively, the SEC, the NASDAQ, state securities authorities, the Financial Industry Regulatory Authority, the Securities Investor Protector Corporation, applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations, the Board of Governors of the Federal Reserve System, the Banking Department, the Office of the Comptroller of the Currency, the FDIC, the IRS, the DOL, the Pension Benefit Guarantee Corporation, and all other foreign, federal, state, county, local or other governmental, banking or regulatory agencies, authorities (including taxing and self-regulatory authorities), instrumentalities, commissions, boards, courts, administrative agencies, commissions or bodies.

“Representative” means, with respect to any Person, any officer, director, employee, investment banker, financial or other advisor, attorney, accountant, consultant, or other representative or agent of or engaged or retained by such Person.

“SEC” means the United States Securities and Exchange Commission.

“SEC Documents” means all forms, proxy statements, registration statements, reports, schedules, and other documents filed, together with any amendments thereto, by a Party or any of its Subsidiaries with the SEC on or after January 1, 2008.

“Securities Act” means the Securities Act of 1933, as amended.

“Securities Laws” means the Securities Act, the Exchange Act, the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, the Trust Indenture Act of 1939, as amended, and the rules and regulations of any Regulatory Authority promulgated thereunder.

“Subsidiaries” means all those corporations, associations, or other business entities of which the entity in question either (i) owns or controls more than 50% of the outstanding equity securities or other ownership interests either directly or through an unbroken chain of entities as to each of which more than 50% of the outstanding equity securities is owned directly or indirectly by its parent (provided, there shall not be included any such entity the equity securities of which are owned or controlled in a fiduciary capacity), (ii) in the case of partnerships, serves as a general partner, (iii) in the case of a limited liability company, serves as a managing member, or (iv) otherwise has the ability to elect a majority of the directors, trustees or managing members thereof.

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal with respect to which the board of directors of Target determines in its good faith judgment (based on, among other things, the advice of outside legal counsel and a financial advisor) to be more favorable, from a financial point of view, to Target’s shareholders than the Merger and the other transactions contemplated by this Agreement (as it may be proposed to be amended by Buyer), taking into account all relevant factors (including the Acquisition Proposal and this Agreement (including any proposed changes to this Agreement that may be proposed by Buyer in response to such Acquisition Proposal)); provided, that for purposes of the definition of “Superior Proposal,” the references to “20%” and “80%” in the definitions of Acquisition Proposal and Acquisition Transaction shall be deemed to be references to “100%”.

“Surviving Corporation” means Buyer as the surviving corporation resulting from the Merger.

“Target Common Stock” means the $0.01 par value common stock of Target.

“Target Entities” means, collectively, Target and all Target Subsidiaries.

“Target Financial Statements” means (i) the consolidated statements of condition (including related notes and schedules, if any) of Target as of March 31, 2012, and as of December 31, 2011 and 2010, and the related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) for the quarter ended March 31, 2012, and for each of the fiscal years ended December 31, 2011, 2010, and 2009, as filed by Target in SEC Documents, and (ii) the consolidated statements of condition of Target (including related notes and schedules, if any) and related statements of operations, changes in shareholders’ equity, and cash flows (including related notes and schedules, if any) included in SEC Documents filed with respect to periods ended subsequent to most recent quarter end.

“Target Stock Plans” means the existing stock option and other stock-based compensation plans of Target designated as follows: the BancTrust Financial Group, Inc. 2011

Incentive Compensation Plan and the BancTrust Financial Group, Inc. Amended and Restated 2001 Incentive Compensation Plan.

“Target Subsidiaries” means the Subsidiaries of Target, which shall include the Target Subsidiaries described in Section 4.5 and any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of Target after the date hereof and held as a Subsidiary by Target at the Effective Time.

“Tax” or “Taxes” means any federal, state, county, local, or foreign taxes, or, to the extent in the nature of a tax, any charges, fees, levies, imposts, duties, or other assessments, including income, gross receipts, excise, employment, sales, use, transfer, recording license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, commercial rent, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax, imposed or required to be withheld by the United States or any state, county, local or foreign government or subdivision or agency thereof, including any interest, penalties, and additions imposed thereon or with respect thereto.

“Tax Return” means any report, return, information return, or other document required to be supplied to a Regulatory Authority in connection with Taxes, including any return of an affiliated or combined or unitary group that includes a Party or its Subsidiaries.

10.2    Referenced Pages.

The terms set forth below shall have the meanings ascribed thereto in the referenced pages:

401(k) Plan	37
ABCL	1
Agreement	1
Bank Merger	2
BHC Act	8
Burdensome Condition	35
Buyer	1
Buyer Bank	2
Buyer SEC Reports	23
Buyer Tax Opinion	42
Certificates	5
Change in the Target Recommendation	32
Closing	1
Covered Employees	36
Derivative Transaction	18
Director Plan	4
Dissenting Shareholders	7
Dissenting Shares	7
DOL	15
EESA	17
Effective Time	2
ESOP	37
Exchange Agent	5

Exchange Ratio	3
FDIA	10
FDIC	10
Indemnified Party	39
IRS	15
Maximum Amount	39
MBCA	1
Merger	1
Nonqualified Deferred Compensation Plan	16
Notice Period	34
Permitted Liens	13
Proxy Statement	32
Regulatory Communication	35
REIT	41
Requisite Regulatory Approvals	41
SEDA	9
Shareholders’ Meeting	32
Subsidiary Plan of Merger	2
Takeover Laws	19
Target	1
Target Bank	2
Target Benefit Plans	15
Target Contracts	18
Target Deferred Stock Award	4
Target ERISA Plan	15
Target Insiders	5
Target Option	4
Target Pension Plan	38
Target Recommendation	32
Target Restricted Share	4
Target SEC Reports	10
Target Series A Preferred Stock	1
Target Shareholder Approval	32
Target Tax Opinion	43
TARP Purchase	1
Tax Opinions	42
Termination Fee	54
Treasury	1
Warrant	1
Warrant Purchase	1

(a)    Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed followed by the words “without limitation.” The words “hereby,” “herein,” “hereof,” “hereunder” and similar terms refer to this Agreement as a whole and not to any specific Section. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. If a word or phrase is defined, the other grammatical forms of such word or phrase have a corresponding meaning. Any capitalized terms used in any schedule or Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. All references to “the transactions contemplated by this Agreement” (or similar phrases) include the transactions provided for in this Agreement, including the Merger and the Bank Merger.

10.3    Expenses.

(a)    Except as otherwise provided in this Section 10.3, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that each of the Parties shall bear and pay one-half of the filing fees payable in connection with the Registration Statement and the Proxy Statement and printing costs incurred in connection with the printing of the Registration Statement and the Proxy Statement.

(b)    Notwithstanding the foregoing, if:

(i)    Either Target or Buyer terminates this Agreement pursuant to Section 9.1(b) or 9.1(c), and at the time of such termination, any Person has made and not withdrawn an Acquisition Proposal or has publicly announced an intention (whether or not conditional) to make, and has not withdrawn, an Acquisition Proposal, and within twelve months of such termination Target shall either (A) consummate an Acquisition Transaction or (B) enter into an Acquisition Agreement with respect to an Acquisition Transaction, whether or not such Acquisition Transaction is subsequently consummated; or

(ii)    Buyer shall terminate this Agreement pursuant to Section 9.1(d),

then Target shall pay to Buyer an amount equal to $5,000,000 (the “Termination Fee”). The payment of the Termination Fee by Target pursuant to this Section 10.3(b) constitutes liquidated damages and not a penalty, and shall be the sole monetary remedy of Buyer in the event of termination of this Agreement pursuant to Sections 9.1(b), 9.1(c) or 9.1(d). If the Termination Fee shall be payable pursuant to subsection (i) of this Section 10.3(b), the Termination Fee shall be paid in same-day funds at or prior to the earlier of the date of consummation of such Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to such Acquisition Transaction. If the Termination Fee shall be payable pursuant to subsection (ii) of this Section 10.3(b), the Termination Fee shall be paid in same day funds within two business days from the date of termination of this Agreement; provided, that in the event of termination pursuant to Section 9.1(d), to the extent that Target is unable to pay the Termination Fee in cash without violating applicable bank regulations, the Termination Fee otherwise payable in cash may instead be paid pursuant to a promissory note secured by all of the capital stock of Target Bank, which note shall bear a market rate of interest and be executed and delivered within the time period otherwise provided in this Section 10.3(b), subordinated to existing indebtedness for borrowed money to the extent required by the terms of such indebtedness, and payable upon the earlier of (x) five years from the Effective Time and (y) the date of consummation of an Acquisition Transaction or the date of execution of an Acquisition Agreement with respect to an Acquisition Transaction.

(c)    The Parties acknowledge that the agreements contained in paragraph (b) of this Section 10.3 are an integral part of the transactions contemplated by this Agreement, and that without these agreements, they would not enter into this Agreement; accordingly, if Target fails to pay any fee payable by it pursuant to this Section 10.3 when due, then Target shall pay to Buyer its costs and expenses (including attorneys’ fees) in connection with collecting such fee, together with interest on the amount of the fee at the prime rate of Citibank, N.A. from the date such payment was due under this Agreement until the date of payment.

10.4    Entire Agreement.

Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) constitutes the entire agreement between the Parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereto, written or oral (except, as to Section 7.5(c), for the Confidentiality Agreement). Nothing in this Agreement expressed or implied, is intended to confer upon any Person, other than the Parties or their respective successors, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, other than as provided in Section 7.9.

10.5    Amendments.

To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the Parties upon the approval of each of the Parties, whether before or after shareholder approval of this Agreement has been obtained; provided, that after obtaining Target Shareholder Approval, there shall be made no amendment that requires further approval by such shareholders.

10.6    Waivers.

(a)    Prior to or at the Effective Time, Buyer, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Target, to waive or extend the time for the compliance or fulfillment by Target of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Buyer under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Buyer.

(b)    Prior to or at the Effective Time, Target, acting through its board of directors, chief executive officer or other authorized officer, shall have the right to waive any Default in the performance of any term of this Agreement by Buyer, to waive or extend the time for the compliance or fulfillment by Buyer of any and all of its obligations under this Agreement, and to waive any or all of the conditions precedent to the obligations of Target under this Agreement, except any condition which, if not satisfied, would result in the violation of any Law. No such waiver shall be effective unless in writing signed by a duly authorized officer of Target.

(c)    The failure of any Party at any time or times to require performance of any provision hereof shall in no manner affect the right of such Party at a later time to enforce the same or any other provision of this Agreement. No waiver of any condition or of the breach of any term contained in this Agreement in one or more instances shall be deemed to be or construed as a further or continuing waiver of such condition or breach or a waiver of any other condition or of the breach of any other term of this Agreement.

10.7    Assignment.

Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

10.8    Notices.

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission (followed by overnight courier), by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so delivered:

Target:	BancTrust Financial Group Inc. 107 Saint Francis Street Mobile, Alabama 36602 Facsimile Number: (251) 431-7851

	Attention:	Henry F. O’Connor III, Executive Vice President

Copy to Counsel:	DLA Piper LLP (US) 500 Eighth Street, NW Washington, DC 20004 Facsimile Number: (202) 799-5000

	Attention:	Frank M. Conner III Michael P. Reed

Hand Arendall LLC RSA Tower 11 North Water Street Suite 30200 Mobile, Alabama 36602 Facsimile Number: (251) 544-1624

	Attention:	Brooks P. Milling

Buyer:	Trustmark Corporation 248 E. Capitol Street P.O. Box 291 Jackson, Mississippi Facsimile Number: (601) 208-6424

	Attention:	Harris Collier, General Counsel Louis E. Greer, Executive Vice President and Chief Financial Officer

Copy to Counsel:	Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Facsimile Number: (212) 403-2000

	Attention:	David E. Shapiro

10.9    Governing Law.

Regardless of any conflict of law or choice of law principles that might otherwise apply, the Parties agree that this Agreement shall be governed by and construed in all respects in accordance with the laws of the State of Mississippi. The Parties all expressly agree and acknowledge that the State of Mississippi has a reasonable relationship to the Parties and/or this Agreement. As to any dispute, claim, or litigation arising out of or relating in any way to this Agreement or the transaction at issue in this Agreement, the Parties hereto hereby agree and consent to be subject to the exclusive jurisdiction of the United States District Court for the Southern District of Mississippi. If jurisdiction is not present in federal court, then the Parties hereby agree and consent to the exclusive jurisdiction of the state courts of Hinds County, Mississippi. Each Party hereto hereby irrevocably waives, to the fullest extent permitted by Law, (a) any objection that it may now or hereafter have to laying venue of any suit, action or proceeding brought in such court, (b) any claim that any suit, action or proceeding brought in such court has been brought in an inconvenient forum, and (c) any defense that it may now or hereafter have based on lack of personal jurisdiction in such forum.

10.10    Counterparts; Signatures.

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Executed signature pages to this Agreement may be delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file and such signature pages will be deemed as sufficient as if actual signature pages had been delivered.

10.11    Captions; Articles and Sections.

The captions contained in this Agreement are for reference purposes only and are not part of this Agreement. Unless otherwise indicated, all references to particular Articles or Sections shall mean and refer to the referenced Articles and Sections of this Agreement.

10.12    Interpretations.

Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by all Parties and their attorneys and, unless otherwise defined herein, the words used shall be construed and interpreted according to their ordinary meaning so as fairly to accomplish the purposes and intentions of all Parties hereto.

10.13    Enforcement of Agreement.

The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached and that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement. It is accordingly agreed that the Parties shall be entitled, without the requirement of posting bond, to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

10.14    Severability.

Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

10.15    Disclosure.

Any disclosure made in any document delivered pursuant to this Agreement or referred to or described in writing in any Section of this Agreement or any schedule attached hereto shall apply only to the indicated Section of this Agreement, except to the extent that the relevance of such item to another Section of this Agreement is reasonably apparent on the face of such disclosure.

[signatures on following page]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

TRUSTMARK CORPORATION

By:	/s/ Gerard R. Host
Name: Gerard R. Host
Title: President and Chief Executive Officer

BANCTRUST FINANCIAL GROUP, INC.

By:	/s/ W. Bibb Lamar, Jr.
Name: W. Bibb Lamar, Jr.
Title: President and Chief Executive Officer

ANNEX B

May 28, 2012

The Board of Directors

BancTrust Financial Group, Inc.

107 Saint Francis Street

Mobile, Alabama 36602

Members of the Board:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the shareholders of BancTrust Financial Group, Inc. (“BTFG”) of the Merger Consideration, as defined below, in the proposed merger (the “Merger”) of BTFG with and into Trustmark Corporation (“TRMK”), pursuant to the Agreement and Plan of Reorganization, dated as of May 28, 2012 between BTFG and TRMK (the “Agreement”). Pursuant to the terms of the Agreement, each outstanding share of BTFG common stock (“BTFG Common Stock”), par value $0.01 per share, not owned by BTFG or TRMK or by any of their respective wholly-owned subsidiaries, other than shares owned in a fiduciary capacity or as a result of debts previously contracted, will be cancelled and retired and converted into the right to receive 0.125 shares of TRMK Common Stock, no par value, (the “Merger Consideration”), as more fully described in the Agreement. The terms and conditions of the Merger are more fully described in the Agreement.

Keefe, Bruyette & Woods, Inc, has acted as financial advisor to BTFG. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from, and sell securities to, BTFG and TRMK, and as a market maker in securities, we may from time to time have a long or short position in, and buy or sell, debt or equity securities of BTFG and TRMK for our own account and for the accounts of our customers. To the extent we have any such positions as of the date of this opinion it has been disclosed to BTFG. We have in the past, and may in the future, provide investment banking and financial advisory services to TRMK and receive compensation for such services. We have acted exclusively for the Board of Directors of BTFG in rendering this fairness opinion and will receive a fee from BTFG for our services. A portion of our fee is contingent upon the successful completion of the Merger.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of BTFG and TRMK and the Merger, including among other things, the following: (i) the Agreement; (ii) the Annual report to stockholders and Annual Report on Form 10-K for the three years ended December 31, 2011 of BTFG and the Annual report to stockholders and Annual Report on Form 10-K for the three years ended December 31, 2011 of TRMK; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of BTFG, certain interim reports to stockholders and Quarterly Reports on Form 10-Q of TRMK and certain other communications from BTFG and TRMK to their respective stockholders; and (iv) other financial information concerning the businesses and operations of BTFG and TRMK furnished to us by BTFG and TRMK for purposes of our analysis. We have also held discussions with senior management of BTFG and TRMK regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have compared certain financial and stock market information for BTFG and TRMK with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the banking industry and performed such other studies and analyses as we considered appropriate.

In conducting our review and arriving at our opinion, we have relied upon the accuracy and completeness of all of the financial and other information provided to us or publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility for such verification

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or accuracy. We have relied upon the management of BTFG and TRMK as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and bases therefore) provided to us, and we have assumed that such forecasts and projections reflect the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed that the aggregate allowances for loan and lease losses for BTFG and TRMK are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals of the property, assets or liabilities of BTFG or TRMK, nor have we examined any individual credit files.

We have assumed that, in all respects material to our analyses, the following: (i) the Merger will be completed substantially in accordance with the terms set forth in the Agreement with no additional payments or adjustments to the Merger Consideration; (ii) the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) all conditions to the completion of the Merger will be satisfied without any waivers or modifications of the Agreement; and (v) in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the Merger, including the cost savings, revenue enhancements and related expenses expected to result from the Merger.

We have considered such financial and other factors as we have deemed appropriate under the circumstances, including, among others, the following: (i) the historical and current financial position and results of operations of BTFG and TRMK; (ii) the assets and liabilities of BTFG and TRMK; and (iii) the nature and terms of certain other merger transactions involving banks and bank holding companies. We have also taken into account our assessment of general economic, market and financial conditions and our experience in other similar transactions, as well as our experience in securities valuation and knowledge of the banking industry generally. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. Our opinion does not address the underlying business decision of BTFG to engage in the Merger, or the relative merits of the Merger as compared to any strategic alternatives that may be available to BTFG.

This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the BTFG Common Stock of the Merger Consideration in the Merger. We express no view or opinion as to any terms or other aspects of the Merger.

Further, we are not expressing any opinion about the fairness of the amount or nature of the compensation to any of BTFG’s officers, directors or employees, or any class of such persons, relative to the compensation to the public shareholders of BTFG in connection with the transaction.

In addition, this opinion does not in any manner address the prices at which the TRMK Common Stock will trade following the consummation of the Merger and we express no view or opinion as to how the stockholders of BTFG should vote at the stockholders meeting to be held in connection with the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 2290 of the NASD Rules of the Financial Industry Regulatory Authority.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration in the Merger is fair, from a financial point of view, to holders of BTFG Common Stock.

Very truly yours,

/s/ Keefe, Bruyette & Woods, Inc.

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ANNEX C

ALABAMA CODE ANNOTATED

TITLE 10A. ALABAMA BUSINESS AND NONPROFIT ENTITIES CODE

CHAPTER 2. BUSINESS CORPORATIONS

ARTICLE 13. DISSENTERS’ RIGHTS

DIVISION A. RIGHT TO DISSENT AND OBTAIN PAYMENT FOR SHARES

§ 10A-2-13.01. Definitions.

(1)	“Corporate action” means the filing of articles of merger or share exchange by the judge of probate or Secretary of State, or other action giving legal effect to a transaction that is the subject of dissenters’ rights.

(2)	“Corporation” means the issuer of shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3)	“Dissenter” means a shareholder who is entitled to dissent from corporate action under Section 10A-2-13.02 and who exercises that right when and in the manner required by Sections 10A-2-13.20 through 10A-2-13.28.

(4)	“Fair Value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5)	“Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans, or, if none, at a rate that is fair and equitable under all circumstances.

(6)	“Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(7)	“Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(8)	“Shareholder” means the record shareholder or the beneficial shareholder.

§ 10A-2-13.02. Right to dissent.

(a)	A shareholder is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(1)	Consummation of a plan of merger to which the corporation is a party (i) if shareholder approval is required for the merger by Section 10A-2-11.03 or the articles of incorporation and the shareholder is entitled to vote on the merger or (ii) if the corporation is a subsidiary that is merged with its parent under Section 10A-2-11.04;

(2)	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(3)	Consummation of a sale or exchange by all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

(4)	To the extent that the articles of incorporation of the corporation so provide, an amendment of the articles of incorporation that materially and adversely affects rights in respect to a dissenter’s shares because it:

(i)	Alters or abolishes a preferential right of the shares;

(ii)	Creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

(iii)	Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities;

(iv)	Excludes or limits the right of the shares to vote on any matter, or to cumulate votes, other than a limitation by dilution through issuance of shares or other securities with similar voting rights; or

(v)	Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under Section 10A-2-6.04; or

(5)	Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(b)	A shareholder entitled to dissent and obtain payment for shares under this chapter may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

§ 10A-2-13.03. Dissent by nominees and beneficial owners.

(a)	A record shareholder may assert dissenters’ rights as to fewer than all of the shares registered in his or her name only if he or she dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he or she asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares to which he or she dissents and his or her other shares were registered in the names of different shareholders.

(b)	A beneficial shareholder may assert dissenters’ rights as to shares held on his or her behalf only if:

(1)	He or she submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(2)	He or she does so with respect to all shares of which he or she is the beneficial shareholder or over which he or she has power to direct the vote.

DIVISION B. PROCEDURE FOR EXERCISE OF DISSENTERS’ RIGHTS

§ 10A-2-13.20. Notice of dissenters’ rights.

(a)	If proposed corporate action creating dissenters’ rights under Section 10A-2-13.02 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under this article and be accompanied by a copy of this article.

(b)	If corporate action creating dissenters’ rights under Section 10A-2-13.02 is taken without a vote of shareholders, the corporation shall (1) notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken; and (2) send them the dissenters’ notice described in Section 10A-2-13.22.

§ 10A-2-13.21. Notice of intent to demand payment.

(a)	If proposed corporate action creating dissenters’ rights under Section 10A-2-13.02 is submitted to a vote at a shareholder’s meeting, a shareholder who wishes to assert dissenters’ rights (1) must deliver to the corporation before the vote is taken written notice of his or her intent to demand payment or his or her shares if the proposed action is effectuated; and (2) must not vote his or her shares in favor of the proposed action.

(b)	A shareholder who does not satisfy the requirements of subsection (a) is not entitled to payment for his or her shares under this article.

§ 10A-2-13.22. Dissenters’ notice.

(a)	If proposed corporate action creating dissenters’ rights under Section 10A-2-13.02 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of Section 10A-2-13.21.

(b)	The dissenters’ notice must be sent no later than 10 days after the corporate action was taken, and must:

(1)	State where the payment demand must be sent;

(2)	Inform holders of shares to what extent transfer of the shares will be restricted after the payment demand is received;

(3)	Supply a form for demanding payment;

(4)	Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is delivered; and

(5)	Be accompanied by a copy of this article.

§ 10A-2-13.23. Duty to demand payment.

(a)	A shareholder sent a dissenters’ notice described in Section 10A-2-13.22 must demand payment in accordance with the terms of the dissenters’ notice.

(b)	The shareholder who demands payment retains all other rights of a shareholder until those rights are canceled or modified by the taking of the proposed corporate action.

(c)	A shareholder who does not demand payment by the date set in the dissenters’ notice is not entitled to payment for his or her shares under this article.

(d)	A shareholder who demands payment under subsection (a) may not thereafter withdraw that demand and accept the terms offered under the proposed corporate action unless the corporation shall consent thereto.

§ 10A-2-13.24. Share restriction.

(a)	Within 20 days after making a formal payment demand, each shareholder demanding payment shall submit the certificate or certificates representing his or her shares to the corporation for (1) notation thereon by the corporation that the demand has been made and (2) return to the shareholder by the corporation.

(b)	The failure to submit his or her shares for notation shall, at the option of the corporation, terminate the shareholders’ rights under this article unless a court of competent jurisdiction, for good and sufficient cause, shall otherwise direct.

(c)	If shares represented by a certificate on which notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of the shares.

(d)	A transferee of the shares shall acquire by the transfer no rights in the corporation other than those which the original dissenting shareholder had after making demand for payment of the fair value thereof.

§ 10A-2-13.25. Offer of payment.

(a)	As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with Section 10A-2-13.23 the amount the corporation estimates to be the fair value of his or her shares, plus accrued interest.

(b)	The offer of payment must be accompanied by:

(1)	The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the offer, an income statement for that year, and the latest available interim financial statements, if any;

(2)	A statement of the corporation’s estimate of the fair value of the shares;

(3)	An explanation of how the interest was calculated;

(4)	A statement of the dissenter’s right to demand payment under Section 10A-2-13.28; and

(5)	A copy of this article.

(c)	Each dissenter who agrees to accept the corporation’s offer of payment in full satisfaction of his or her demand must surrender to the corporation the certificate or certificates representing his or her shares in accordance with terms of the dissenters’ notice. Upon receiving the certificate or certificates, the corporation shall pay each dissenter the fair value of his or her shares, plus accrued interest, as provided in subsection (a). Upon receiving payment, a dissenting shareholder ceases to have any interest in the shares.

§ 10A-2-13.26. Failure to take corporate action.

(a)	If the corporation does not take the proposed action within 60 days after the date set for demanding payment, the corporation shall release the transfer restrictions imposed on shares.

(b)	If, after releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under Section 10A-2-13.22 and repeat the payment demand procedure.

§ 10A-2-13.27. [Reserved]

§ 10A-2-13.28. Procedure if shareholder dissatisfied with offer to payment.

(a)	A dissenter may notify the corporation in writing of his or her own estimate of the fair value of his or her shares and amount of interest due, and demand payment of his or her estimate, or reject the corporation’s offer under Section 10A-2-13.25 and demand payment of the fair value of his or her shares and interest due, if:

(1)	The dissenter believes that the amount offered under Section 10A-2-13.25 is less than the fair value of his or her shares or that the interest due is incorrectly calculated;

(2)	The corporation fails to make an offer under Section 10A-2-13.25 within 60 days after the date set for demanding payment; or

(3)	The corporation, having failed to take the proposed action, does not release the transfer restrictions imposed on shares within 60 days after the date set for demanding payment.

(b)	A dissenter waives his or her right to demand payment under this section unless he or she notifies the corporation of his or her demand in writing under subsection (a) within 30 days after the corporation offered payment for his or her shares.

DIVISION C. JUDICIAL APPRAISAL OF SHARES

§ 10A-2-13.30. Court action.

(a)	If a demand for payment under Section 10A-2-13.28 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60 day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(b)	The corporation shall commence the proceeding in the circuit court of the county where the corporation’s principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(c)	The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided under the Alabama Rules of Civil Procedure.

(d)	After service is completed, the corporation shall deposit with the clerk of the court an amount sufficient to pay unsettled claims of all dissenters party to the action in an amount per share equal to its prior estimate of fair value, plus accrued interest, under Section 10A-2-13.25.

(e)	The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(f)	Each dissenter made a party to the proceeding is entitled to judgment for the amount the court finds to be the fair value of his or her shares, plus accrued interest. If the court’s determination as to the fair value of a dissenter’s shares, plus accrued interest, is higher than the amount estimated by the corporation and deposited with the clerk of the court pursuant to subsection (d), the corporation shall pay the excess to the dissenting shareholder. If the court’s determination as to fair value, plus accrued interest, of a dissenter’s shares is less than the amount estimated by the corporation and deposited with the clerk of the court pursuant to subsection (d), then the clerk shall return the balance of funds deposited, less any costs under Section 10A-2-13.31, to the corporation.

(g)	Upon payment of the judgment, and surrender to the corporation of the certificate or certificates representing the appraised shares, a dissenting shareholder ceases to have any interest in the shares.

§ 10A-2-13.31. Court costs and counsel fees.

(a)	The court in an appraisal proceeding commenced under Section 10A-2-13.30 shall determine all costs of the proceeding, including compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under Section 10A-2-13.28.

(b)	The court may also assess the reasonable fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

(1)	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of Sections 10A-2-13.20 through 10A-2-13.28; or

(2)	Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this chapter.

(c)	If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefitted.

§ 10A-2-13.32. Status of shares after payment.

Shares acquired by a corporation pursuant to payment of the agreed value therefor or to payment of the judgment entered therefor, as in this chapter provided, may be held and disposed of by the corporation as in the case of other treasury shares, except that, in the case of a merger or share exchange, they may be held and disposed of as the plan of merger or share exchange may otherwise provide.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Pursuant to Article VI, Section 2 of Trustmark’s bylaws, Trustmark may indemnify or reimburse the expenses of any person against all reasonable expenses incurred in connection with any action, suit or proceeding, civil or criminal, to which such person is made a party or potential party by reason of being a director (including honorary or advisory directors), officer or employee of Trustmark or of any other firm, corporation or organization which he served in any such capacity at the request of Trustmark; provided, however, that such person shall have no right to indemnification or reimbursement in relation to any matters in which he is finally adjudged to have been guilty of or liable for negligence or willful misconduct in the performance of his duties to Trustmark; and, provided further, that no person will be so indemnified or reimbursed in relation to any administrative proceeding or action instituted by any appropriate bank regulatory agency which proceeding or action results in a final order assessing civil monetary penalties or requiring affirmative action by an individual or individuals in the form of payments to Trustmark.

Pursuant to the MBCA, a director is entitled to indemnification if he is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he is a party because he was a director of a corporation against reasonable expenses incurred by him in connection with the proceeding. In addition, under the MBCA, a corporation may indemnify an individual who is a party to a proceeding because he is a director against liability incurred in the proceeding if the person conducted himself in good faith and he reasonably believed, in the case of conduct in his official capacity, that his conduct was in the best interests of the corporation, and, in all other cases, that his conduct was not opposed to the best interests of the corporation, and, in the case of any criminal proceeding, that he had no reasonable cause to believe his conduct was unlawful or he engaged in conduct for which broader indemnification has been made permissible or obligatory under a provision of the corporation’s articles of incorporation. Unless ordered by a court, a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation, except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct specified above, or in connection with any proceeding with respect to conduct for which he was adjudged liable on the basis that he received a financial benefit to which he was not entitled, whether or not involving action in his official capacity.

Pursuant to the MBCA, a corporation may additionally, before final disposition of a proceeding, advance funds to pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding under certain circumstances.

Item 21.	Exhibits and Financial Statement Schedules.

List of Exhibits

Exhibit	Description

2.1	Agreement and Plan of Reorganization, dated as of May 28, 2012, by and between the Registrant and BancTrust Financial Group, Inc. (included as Annex A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4).

3.1	Articles of Incorporation of the Registrant, as amended. Incorporated herein by reference to Exhibit 3-a to Trustmark’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 21, 2003.

3.2	Amended and Restated Bylaws of the Registrant. Incorporated herein by reference to Exhibit 3.2 to Trustmark’s Current Report on Form 8-K filed on November 25, 2008.

5.1*	Opinion of Wachtell, Lipton, Rosen & Katz regarding the legality of the securities being registered.

8.1*	Opinion of Wachtell, Lipton, Rosen & Katz, as to certain tax matters, dated August 7, 2012.

Exhibit	Description

8.2*	Opinion of DLA Piper LLP (US) as to certain tax matters, dated August 7, 2012.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Dixon Hughes Goodman LLP.

23.3	Consent of Wachtell, Lipton, Rosen & Katz, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference.

23.4	Consent of Wachtell, Lipton, Rosen & Katz, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference.

23.5	Consent of DLA Piper LLP (US), included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference.

24.1**	Power of Attorney of Directors and Officers of the Registrant.

99.1*	Consent of Keefe, Bruyette & Woods, Inc.

99.2*	Form of Proxy for Special Meeting of Shareholders of BancTrust Financial Group, Inc.

*	Filed herewith.
**	Previously filed with the registrant’s Registration Statement on Form S-4 (No. 333-182570), which was filed on July 6, 2012.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (1) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”); (2) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may he deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6)

That every prospectus (1) that is filed pursuant to paragraph (5) above, or (2) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7)	To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8)	To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9)	Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson and State of Mississippi, on August 7, 2012.

TRUSTMARK CORPORATION (Registrant)

By:	/s/ Gerard R. Host
Gerard R. Host President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Gerard R. Host Gerard R. Host	President and Chief Executive Officer (principal executive officer)	August 7, 2012

/s/ Louis E. Greer Louis E. Greer	Treasurer and Principal Financial Officer (principal financial officer and principal accounting officer)	August 7, 2012
* Adolphus B. Baker	Director	August 7, 2012

* Daniel A. Grafton	Chairman and Director	August 7, 2012

* David H. Hoster II	Director	August 7, 2012

* John M. McCullouch	Director	August 7, 2012

* Richard H. Puckett	Director	August 7, 2012

* R. Michael Summerford	Director	August 7, 2012

* LeRoy G. Walker, Jr.	Director	August 7, 2012

* William G. Yates III	Director	August 7, 2012

*By	/s/ Louis E. Greer

as attorney-in-fact

EXHIBIT INDEX

Exhibit	Description

2.1	Agreement and Plan of Reorganization, dated as of May 28, 2012, by and between the Registrant and BancTrust Financial Group, Inc. (included as Annex A to the proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4).

3.1	Articles of Incorporation of the Registrant, as amended. Incorporated herein by reference to Exhibit 3-a to Trustmark’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on March 21, 2003.

3.2	Amended and Restated Bylaws of the Registrant. Incorporated herein by reference to Exhibit 3.2 to Trustmark’s Current Report on Form 8-K filed on November 25, 2008.

5.1*	Opinion of Wachtell, Lipton, Rosen & Katz regarding the legality of the securities being registered.

8.1*	Opinion of Wachtell, Lipton, Rosen & Katz, as to certain tax matters, dated August 7, 2012.

8.2*	Opinion of DLA Piper LLP (US) as to certain tax matters, dated August 7, 2012.

23.1*	Consent of KPMG LLP.

23.2*	Consent of Dixon Hughes Goodman LLP.

23.3	Consent of Wachtell, Lipton, Rosen & Katz, included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference.

23.4	Consent of Wachtell, Lipton, Rosen & Katz, included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference.

23.5	Consent of DLA Piper LLP (US), included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference.

24.1**	Power of Attorney of Directors and Officers of the Registrant.

99.1*	Consent of Keefe, Bruyette & Woods, Inc.

99.2*	Form of Proxy for Special Meeting of Shareholders of BancTrust Financial Group, Inc.

*	Filed herewith.
**	Previously filed with the registrant’s Registration Statement on Form S-4 (No. 333-182570), which was filed on July 6, 2012.